January 31, 2012


Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, DC  20549

        Re:     Northeast Investors Trust
                File No. 2-11318
Gentlemen:
        Enclosed for filing on behalf of Northeast Investors Trust is a filing on Form N-1A comprising Post-Effective Amendment No. 82 to the Trust's Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 35 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended.

        The enclosed Amendment does not contain disclosures which render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended. Accordingly, it is proposed that this filing will become effective on February 1, 2012 pursuant to paragraph (b) of said Rule 485.

Sincerely yours,

Thomas J. Kelly


Securities Act of 1933 Registration No. 2-11318

Investment Company Act of 1940 Registration No. 881-576

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

Pre-Effective Amendment No. __ []

Post-Effective Amendment No. 82 [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

Amendment No. 35         [X]

NORTHEAST INVESTORS TRUST

(Exact Name of Registrant as Specified in Charter)

125 High Street
Boston, Massachusetts 02110
(Address of Principal Executive Offices) (Zip Code)


Registrant's Telephone Number, including Area Code: (800) 225-6704

Bruce H. Monrad
Chairman and President
Northeast Investors Trust
125 High Street
Boston, Massachusetts 02110
(Name and Address of Agent for Service)

Copies to:

Thomas J. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111




It is proposed that the filing will become effective under Rule 485:

[] Immediately upon filing pursuant to paragraph (b), [X] On February 1, 2012 pursuant to paragraph (b), [] 60 days after filing pursuant to paragraph (a)(1), [] On February 1,2012 pursuant to paragraph (a)(1), [ ] 75 days after filing pursuant to paragraph (a)(2).

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                            NORTHEAST INVESTORS TRUST

                              Cross Reference Sheet
                             Pursuant to Rule 481(a)
                        Under the Securities Act of 1933

                                     PART A

Item No. Registration Statement Caption in Prospectus
1.  Front and Back Cover Pages Front and Back Cover Pages
2.  Risk/Return Summary: Investment Objectives/Goals:Summary Section
3.  Risk/Return Summary: Fee Table:Summary Section
4.  Risk/Return Summary: Investment, Risks, and Performance:Summary Section
5.  Management: Summary Section
6.  Purchase and Sale of Fund Shares:Summary Section
7.  Tax Information: Summary Section;Tax Consequences
8.  Financial Intermediary Compensation: Summary Section
9. Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings: Fund Profile; Additional Information
10. Management, Organization and Capital Structure: Fund Management;Expenses
11. Shareholder Information: Shareholder Information
12. Distribution Arrangements: Sales without "Sales Charge"
13. Financial Highlights Information: Financial Highlights


                                     PART B

Item No. Registration Statement Caption in Statement of Additional
Information
14. Cover Page and Table of Contents Cover Page; Table of Contents
15. Fund History The Trust
16. Description of the Fund and its Investments and The Trust; Investment Objectives, Policies and Risks Restrictions
17. Management of the Fund Trustees and Officers; Compensation of Trustees
18. Control Persons and Principal Holders of Trustees and Officers
Securities
19. Investment Advisory and Other Services Trustees and Officers; Compensation of Trustees; Custodian and Independent Accountants
20. Brokerage Allocation and Other Practices Brokerage
21. Capital Stock and Other Securities The Trust; Capital Shares
22. Purchase, Redemption and Pricing of Shares Price and Net Asset Value; Shareholder Plans; Tax-Advantaged Retirement Plans
23. Taxation of the Fund Dividends, Distributions and Federal Taxes
24. Underwriters Not Applicable
25. Calculation of Performance Data Information Historical Performance
Information
26. Financial Statements


                                     PART C

The information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.


                                   NORTHEAST
                                   INVESTORS
                                     TRUST
                             A NO LOAD INCOME FUND
                                   Prospectus
                                February 1, 2012
                        NORTHEAST INVESTORS TRUST ("NTHEX")
                               125 High Street
                          Boston, Massachusetts 02110
                                 (800) 225-6704
                           www.northeastinvestors.com
                         SHARES OF BENEFICIAL INTEREST
                                   PROSPECTUS
                                February 1, 2012

This prospectus explains the investment objective, policies, strategies and risks associated with the Trust. Please read it carefully before you invest. We suggest that you keep this prospectus for future reference.

Like securities of all mutual funds, neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
TABLE OF CONTENTS
SUMMARY SECTION                                                         1
        Fees and Expenses                                               1
        Performance Information                                         2
FUND PROFILE                                                            4
        Objectives                                                      4
        Principal Strategies                                            4
        Principal Risks                                                 5
        Suitability                                                     6
FUND MANAGEMENT                                                         8
EXPENSES                                                                8
SALES WITHOUT "SALES CHARGE"                                            8
SHAREHOLDER INFORMATION                                                 9
        General Information                                             9
        Account Registrations                                           10
        Buying Shares                                                   10
        Selling Shares                                                  13
        Dividends and Distributions                                     15
        Tax Consequences                                                15
        Trust Policies                                                  16
FINANCIAL HIGHLIGHTS                                                    16
DESCRIPTION OF S&P CORPORATE BOND RATINGS                               19
APPENDIX - COMPOSITION OF FIXED INCOME SECURITIES                       20
ADDITIONAL INFORMATION                                                  20


                             SUMMARY SECTION

You can find the Trust's prospectus and other information about the Trust, including the Statement of Additional Information and the most recent reports to shareholders online at www.northeastinvestors.com. You can also get this information at no cost by calling 800-225-6704 or by sending an email to website@northeastinvestors.com.


Investment Objective:
Northeast Investors Trust (the Trust) is a no-load high-yield bond fund whose primary objective is the production of income.

Fees and Expenses:
These tables describe the fees and expenses that you may pay if you buy and hold shares of the Trust.

Shareholder Fees  (Fees Paid Directly From Your Investment)
Maximum Sales Charge (Load) Imposed on Purchases                    None
Maximum Deferred Sales Charge (Load)                                None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends         None
Redemption Fee                                                      None

Annual Trust Operating Expenses (Expenses Deducted From Fund Assets)
Trustees' Fees                                                      0.50%
Distribution (12b-1 Fees)                                           None
Other Expenses                                                      0.42%
Including:
        Interest Expense                                            0.10%
        Operating Expense                                           0.32%
Total Annual Trust Operating Expenses                               0.92%

Example
This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Trust for the time periods indicated and redeem at the end of the period. The example also assumes that your investment has a 5% return each year, including reinvested dividends and distributions, and that the Trust's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
                        1 year       3 years       5 years      10 years
                        $94            $293          $509        $1,131


Portfolio Turnover:
The Trust pays transaction costs, such as commissions, when it buys or sells securities (or turns over its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Trust shares are held in a taxable account. These costs, which are not reflected in annual Trust operating expenses or in the example, affect the Trust's performance. During the most recent fiscal year, the Trust's portfolio turnover rate was 33.34% of the average value of its portfolio.


Primary Investment Strategies:
The Trustees invest primarily in marketable securities of established companies which the Trustees believe provide reasonable income and which, where consistent with this objective, may have potential for capital appreciation. The Trust's portfolio emphasizes debt securities which are rated as lower than investment grade by either of the two principal rating services or unrated securities having similar characteristics (sometimes referred to as junk bonds).


Principal Risks:
Risk of Lower Rated Debt Securities: Lower rated debt securities may be subject to increased market volatility based on factors such as: the ability of an issuer to make its current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities, and therefore can present an increased risk of investment loss.

Income Risk: The chance that falling interest rates and/or defaults will cause the Trust's income to decline. Shareholders should expect the Trust's quarterly income to fluctuate.

Interest Rate Risk: The chance that the value of bonds tends to fall as interest rates rise. Longer-term debt securities are more sensitive to interest rate changes than those with shorter maturities.

The following performance related information provides some indication of the risks of investing in the Trust. The bar chart shows how the Trust's performance (including operating expenses) varied from one calendar year to another over the past ten years. The table shows the average annual returns (including operating expenses) compared with those of a relevant market index over set periods of time. The table also presents the impact of taxes on the Trust's returns. To calculate these figures, we used the highest individual federal marginal income and capital gains tax rates in effect at the time of each distribution, but we do not take into consideration state or local income taxes. Return after taxes on distributions and sale of Trust shares may be higher than other returns for the same period due to the tax benefit of realizing a capital loss on the sale of Trust shares. Actual after-tax returns depend on the individual investor's tax situation and may differ from those shown.

Please note that if you own the Trust in a tax-deferred account, such as an individual retirement account or a 401(k) plan, this after-tax information does not apply to your investment, because such accounts are subject to taxes only upon distribution. Keep in mind that past performance - whether before taxes or after taxes - does not guarantee future results.

The Trust may experience short-term swings of performance as suggested by the best and worst calendar quarter returns.

Average Annual Total Return for the Periods Ended December 31, 2011
                                                1 Year   5 Years     10 Years
Northeast Investors Trust
Return before taxes                              -0.72%   1.85%          5.43%
Return after taxes on distributions              -3.11%  -0.93%          2.53%
Return after taxes on distributions and sale of
Trust Shares                                     -0.45%  -0.10%          2.89%

Bank of America Merrill Lynch
High Yield Master II Index1                       4.38%   7.33%          8.59%

1 The Bank of America Merrill Lynch High Yield Master II Index is an unmanaged market value-weighted index comprised of over 2,100 domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default. It is shown for comparative purposes only and reflects no deductions for fees, expenses or taxes.


Annual Total Returns:
The following bar chart shows the change in value of the Trust's shares over the past 10 years. It illustrates how the returns can differ one year to the next.

Calendar Years
 2002    2003    2004    2005    2006    2007    2008    2009     2010   2011
 3.23%  14.35%  14.38%   2.23%  12.10%   0.17% -37.27%  53.79%   14.25% -0.72%
[Object omitted]

Best quarter: 2nd quarter 2009, up 31.46%
Worst quarter: 4th quarter 2008, down -28.22%

Fund Management:
The Trustees principally responsible for the day-to-day management of the Trust's portfolio are Ernest E. Monrad and Bruce H. Monrad. Ernest E. Monrad has served as a Trustee since 1960 and served as its chairman from 1969 to 2000. Bruce H. Monrad has been associated with the Trust since 1989, and was appointed Chairman in 2000.

Purchasing and Redeeming Shares:
You may purchase or redeem shares of the Trust on any business day by mail (125 High Street, Boston, MA 02110) or fax (617)742-5666. You may also purchase additional shares for an established account by telephone at 800-225-6704.
Shares may be purchased by scheduled electronic bank transfers, by check, or by wire. All redemption requests must be in writing and must include a medallion signature guarantee if the redemption is in excess of $10,000. You will receive redemption proceeds by check or by scheduled electronic bank transfers. You generally buy and redeem shares at the Trust's next-determined net asset value
(NAV) after the Trust receives your request in good order. The NAV is determined only on days when the New York Stock Exchange (NYSE) is open for regular trading.
The minimum initial purchase is $1,000 ($500 for IRAs). There is no minimum for subsequent investments.

Tax Information:
The Trust's distributions are generally taxable to you as ordinary income, capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.


Payments to Broker-Dealers or Other Financial Intermediaries:
The Trust does not pay broker-dealers or financial intermediaries for the sale of Trust shares.



FUND PROFILE
Objectives
The Trust's primary objective is the production of income. Capital appreciation is also an objective of the Trust, but its achievement must be compatible with the primary objective.

Principal Strategies
The Trustees invest primarily in marketable securities of established companies which the Trustees believe provide reasonable income and which, where consistent with this objective, may have potential for capital appreciation. This would include bonds which may be purchased at a discount or premium, preferred stocks, common stocks, securities convertible into common stocks and securities with warrants attached. The proportion of the Trust's assets invested in each type of security will vary from time to time depending on market and economic conditions. The Trust emphasizes fixed income securities and generally more than 80% of its assets have been held in bonds or fixed income securities. The Trust does not impose any particular rating standards or maturity guidelines which must be applied in making investment decisions. High-yield fixed income securities are typically issued with maturities of less than ten years; and the Trust's holdings are generally within this range.

The Trust's portfolio emphasizes debt securities which are rated as lower than investment grade by either of the two principal rating services or unrated securities having similar characteristics (sometimes referred to as "junk bonds"). The Trustees have usually relied upon their own credit analysis in making decisions concerning the Trust's portfolio. For equity investments the Trustees consider their potential for appreciation based upon growth and value analysis.

From time to time the Trust will make use of borrowed funds in order to raise additional funds for investment or to avoid liquidating securities for cash needs such as redemptions. Leverage is limited to one quarter of the Trust's total assets. Leverage may be increased temporarily up to a maximum of 30% for extraordinary or emergency purposes. The amount of leverage outstanding at any one time cannot be determined in advance. The Trustees may vary the amount of borrowings from time to time within the authorized limits, including having no borrowings at all.

In response to adverse market or economic conditions the Trust may invest for relatively short periods of time in short-term, highly liquid securities with maturities of 180 days or less. These securities may include commercial paper or securities issued or guaranteed by the U.S. Government. This would be likely to happen when the Trustees believe that liquidity is highly desirable in response to adverse market or economic conditions and that therefore the Trust should adopt a temporary defensive policy. When so invested the Trust may not achieve its investment objectives.

Events in the financial markets have resulted in, and may continue to cause, increased volatility. In addition, investments which were traditionally liquid may experience periods of diminished liquidity. Due to the interdependence among markets, events in one market may adversely impact other markets or issuers in unforeseen ways. In addition, governmental and regulatory responses to market events may impair the Trust's ability to pursue certain investment techniques or strategies or may have unexpected consequences on particular markets or issuers.

Principal Risks

Risks of Lower Rated Debt Securities. Lower rated debt securities (sometimes referred to as "junk bonds") may be subject to increased market volatility and can present an increased risk of investment loss. These risks include:

  The creditworthiness of an issuer affecting its ability to make current interest payments on debt;

  Potential for loss of principal of debt securities if an issuer goes into default or bankruptcy;

  Liquidity/Marketability of investments; i.e. potential difficulty in disposing of securities under adverse market conditions;

  The prices of lower rated debt securities are sometimes more sensitive to changes in economic conditions.

Lower rated securities are subject to greater sensitivity to these risks than higher rated securities. Bonds which are rated as less than investment grade may be more susceptible than higher rated securities to real or perceived adverse economic conditions, such as a projected recession, which may cause a lessening of confidence in the ability of highly leveraged issuers to service outstanding debt.

You should consider the relative risk of investing in these types of securities, which are generally not meant for short-term investments.

Equity Risk. To the extent the Trust invests in equity securities, it runs the risk that deterioration in general market conditions or adverse changes in an issuer's revenues or profitability can result in loss.

Financial Markets Risk. Movements in financial markets, both domestic and foreign, may adversely affect the price of the Trust's investments, irrespective of the performance of the companies in which the Trust invests. The market as a whole may not favor the types of investments the Trust makes.

Foreign Investing Risk. Foreign markets, particularly emerging markets, can be more volatile than the U.S. markets due to increased risks of adverse issuer, political, regulatory, market or economic developments and can perform differently than the U.S. markets.

Income Risk. There is the chance that falling interest rates and/or defaults will cause the Trust's income to decline. Shareholders should expect the Trust's quarterly income to fluctuate.

Interest Rate Risk. In addition to credit risk, the value of some fixed income investments such as bonds tends to fall as interest rates rise. Longer-term debt securities are more sensitive to changes in interest rates than those with shorter maturities.

Leverage. Borrowed funds can cause net asset value to decrease faster in a falling market. If, for example, the Trust makes a $1,000 investment for which it had borrowed $200 (20%) of the purchase price and the investment lost 20% of its value, to $800, the Trust would have a loss of $200 on an $800 investment, or 25% of the amount invested and be obligated to repay the borrowed $200 with interest. Leverage can, therefore, involve additional risk.

Manager Risk. There is the chance that poor security selection will cause the Trust to underperform other funds with similar investment objectives.

Prepayment Risk. The ability of an issuer of a debt security to repay principal prior to a security's maturity can cause greater price volatility if interest rates change.

Suitability

The Trust may be appropriate for investors who seek one or more of the following:

  production of income over the long-term;

  a fund emphasizing fixed income investments in companies issuing higher yielding, lower rated securities.

You should also consider the following:

  an investment in the Trust involves risk and should be part of a balanced investment program;

  the Trust is generally for investors with longer-term investment horizons, and should not be used for short term trading purposes;

  there is a risk that you could lose money by investing in the Trust, and there is no assurance that it will achieve its investment objectives;

  Trust shares are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, government entity or the FDIC.



FUND MANAGEMENT
The Trustees principally responsible for the day-to-day management of the Trust's portfolio are Ernest E. Monrad and Bruce H. Monrad. Ernest E. Monrad has served as a Trustee of the Trust since 1960 and served as its Chairman from 1969 to 2000. Bruce H. Monrad has been associated with the Trust since July, 1989 as co-portfolio manager and was appointed a Trustee in May, 1993 and Chairman in May, 2000. Further information relating to the compensation, share ownership and portfolio management responsibilities of the portfolio managers may be found in the Statement of Additional Information.

From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Northeast Investors Trust personnel may invest in securities for their own investment accounts, including securities that may be purchased or held by the Trust, pursuant to a Code of Ethics that establishes procedures for personal investing and restricts certain transactions.

EXPENSES

Trustees' compensation has been computed at the rate of 1/8 of 1% of the net assets (before the deduction of accrued Trustees' compensation) at the close of each quarter, from which the Trustees have paid certain expenses specified in the Declaration of Trust. Other than the fee to the Trustees, the Trust pays no compensation to any person other than in the ordinary course of business. There are other expenses of the Trust which are paid by it directly. These include expenses such as taxes, custodian's fees and expenses, legal and auditing fees and expenses, bookkeeping expenses, and the expense of qualifying shares for sale under federal and state laws. The Trust also acts as its own transfer agent and, as such, carries out all functions relating to the maintenance of its shareholder accounts, subscriptions, transfers and redemptions of shares, and mailings to shareholders. It pays the expenses relating thereto, including the compensation of persons performing these functions and data processing expenses.

SALES WITHOUT "SALES CHARGE"
The Trust offers investors an opportunity to share in the benefits of a mutual fund without requiring that they pay a sales commission or distribution expense. It has no "sales charge", "load charge" or "12b-1 fee." The purchase of shares of numerous other mutual funds requires the investor to pay amounts for a selling commission and related expenses. This reduces the net amount invested which these funds actually receive.

SHAREHOLDER INFORMATION
General Information

For account, product and service information, please use the following website, telephone number or address:

  For information over the Internet including on-line access to your account, visit the Trust's website at www.northeastinvestors.com;

  For information over the telephone use 1-800-225-6704;

  For information by mail use
                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110

Backup withholding - By law Northeast Investors Trust must withhold 28% of any taxable distributions or redemptions from your account if you do not:

  Provide us with your correct taxpayer identification number;

  Certify that the taxpayer identification number is correct; and

  Confirm that you are not subject to backup withholding.

Similarly, Northeast Investors Trust must withhold taxes from your account if the IRS instructs us to do so.

Foreign investors - Northeast Investors Trust is not sold outside the United States, except under limited circumstances to certain qualifying investors at the discretion of the Trust. Foreign investors should be aware that U.S. withholding and estate taxes may apply to any investments in the Trust.

Invalid addresses - If a dividend or capital gains distribution check mailed to your address of record is returned as undeliverable, Northeast Investors Trust will automatically reinvest all future distributions until you provide us with a valid mailing address.

Tax consequences - This prospectus provides general tax information only. If you are investing through a tax-deferred retirement account, such as an IRA, special tax rules apply. Please consult your tax adviser for detailed information about the Trust's tax consequences for you.

Account Registrations
Some of the different ways to register your account with the Trust are listed below. For certain accounts, beneficiary designation forms and agreements are available permitting the designated beneficiary(ies) to own the account after the death of the original owner(s) without probate or similar legal steps. These materials are available from the Trust.

Individual or Joint Tenant
For your general investment needs

Transfer on Death (TOD)/ Pay on Death (POD)
Beneficiary designation on account (special application required)

Retirement
For tax-advantaged retirement savings
        Traditional Individual Retirement Accounts (IRAs)
        Roth IRAs
        Roth Conversion IRAs
        Rollover IRAs
        Coverdell Education Savings Plan (formerly Educational IRAs) Simplified Employee Pension Plans (SEP-IRAs)

Uniform Gifts or Transfers to a Minor Account (UGMA, UTMA)
To invest for a child's education or other future needs

Trust
For money being invested by a trust

Business or Organization
For investment needs of corporations, associations, partnerships or other groups.


Buying Shares
Your initial investment must be accompanied by a completed application. The form can be obtained from our website. You may purchase shares of the Trust at the per share net asset value ("NAV") next determined after the Trust or an authorized broker or agent receives your purchase order. There is no sales charge or commission. The
Trust computes net asset value per share by dividing the market value of all securities plus other assets, less liabilities, by the total number of shares outstanding. NAV is determined as of the close of the New York Stock Exchange
(NYSE) on each day when it is open, based upon market quotations for the Trust's portfolio securities which are furnished by independent pricing vendors or by recognized dealers in such securities. When pricing service or reliable market quotations for certain securities are not readily available, such securities are priced at their fair value as determined in good faith under consistently applied procedures approved by the Board of Trustees. Methodologies used to fair value securities may include, but are not limited to, the analysis of current debt to cash flow, information about any recent sales, and the nature of the existing market for securities with characteristics similar to such obligations. The Trust may use fair value pricing for foreign securities if a material event occurs that may affect the price of a security after the close of the foreign market or exchange (or on days the foreign market is closed) but before the Trust prices its portfolio, generally at 4:00 p.m. ET. Fair value pricing may also be used for securities acquired as a result of corporate restructurings or reorganizations as reliable market quotations for such issues may not be readily available.

Brokers or dealers may accept purchase and sale orders for shares of the Trust and may impose a transaction charge for this service. Any investor may, however, purchase or redeem shares without such additional charge by dealing directly with the Trust.

Short-term or excessive trading into and out of the Trust may harm performance by disrupting portfolio management strategies and by increasing expenses. Excessive trading can increase costs as it may cause the Trust to utilize lines of credit or initiate portfolio transactions during unfavorable periods in markets in which the Trust trades. Excessive trading can also cause the Trust to maintain higher cash balances than it otherwise would, which may lower the Trust's performance in times of rising markets. The costs incurred from short-term traders are borne by all investors. While the Trust cannot assure that it can detect and prevent all excessive and short-term trading, especially as it relates to the activity occurring in omnibus accounts maintained with intermediaries where the Trust does not receive the underlying individual trading activity, the Trust's Board of Trustees has adopted policies and procedures designed to help identify such short-term trading activity, and the Trust has entered into agreements with intermediaries to improve the information it receives concerning omnibus accounts. The Trust reserves the right, but does not have the obligation, to reject any purchase request that it regards as potentially disruptive to efficient portfolio management. Depending on the availability of transaction information, purchase and sale transactions of Trust shares are monitored daily. In general whenever such monitoring discloses that a shareholder has made two or more purchases and sales of Trust shares within a 90 day period, further reviews are made to determine if the trading activity was excessive and, if so, whether the effect upon the Trust could be harmful. If it is determined that there could be such an effect, the shareholder will be either warned or notified that further purchases of shares of the Trust will not be accepted. The Trust may reply to inquiries concerning its policies, but does not enter into arrangements with any person to permit frequent purchases and redemptions of Trust shares. The Trust does not consider transactions from automatic purchase or redemption plans in this category.

How to buy shares:

By Check:

Mail your check and a completed account registration form to the Trust. When adding to an existing account, send your check with an Invest-By-Mail form detached from your last statement. Make your check payable to: Northeast Investors Trust, and mail to 125 High Street, Boston, MA, 02110.

By Telephone:

You may make purchases to your already existing account via the telephone. The trade will be processed on the same day if received prior to the close of the NYSE. A trade confirmation is generated and mailed the following business day. Your payment must be received within 14 days of the transaction.

NOTE: If you place an order to purchase shares and your payment is not received within 14 calendar days, your transaction will be canceled and you may be prohibited from placing orders in the future unless such orders are accompanied with payment. You may also be responsible for any losses or fees the Trust may have incurred as a result. Telephone purchases may dilute the future appreciation of the NAV if payment is not made promptly.

Your purchase price:
You buy shares at the Trust's next determined NAV after Northeast Investors Trust receives your purchase request. As long as your request is received before the close of regular trading on the NYSE, generally 4 p.m. ET, you will buy your shares at that day's NAV. This is known as trade date.

When you place an order to buy shares, note the following:
  The minimum initial investment in the Trust for each account is $1,000 ($500 for IRAs). There is no minimum for subsequent investments either by mail or telephone. The Trust, in its discretion, may waive or lower purchase minimums in certain circumstances (e.g. accounts opened with the proceeds of distributions from existing retirements accounts, accounts utilizing the Automated Investment Plan (AIP) feature, etc.);

  Checks must be drawn on U.S. banks and must be in U.S. dollars. Third party checks are not acceptable;

  The Trust does not accept cash, money orders, starter checks or post dated checks for payment of share purchases;

 There is a $50,000 maximum for telephone purchases for individual investors. Net account payables resulting from telephone purchases outstanding at any one time cannot exceed this limit. This limit may not pertain to institutional accounts;

  No cancellations. The Trust will not cancel any transaction at the request of an investor once it has been processed;

  Future purchases. The Trust reserves the right to stop selling shares at any time, or reject specific purchase requests;

  The Trust may reject initial investments if certain required information is not supplied on the new account application.

  Under applicable anti-money laundering regulations and other federal regulations, purchase orders may be suspended, restricted or canceled and the monies withheld.

You may participate in an automatic investment plan by completing the appropriate section of the application. Under the Trust's automatic investment plan, regularly scheduled purchases (minimum $50) will be funded from your bank checking or savings account.

No specific election is required on the application to obtain telephone purchase privileges. The Trust will employ reasonable procedures, including requiring personal identification, prior to acting on telephone instructions to confirm that such instructions are genuine. If the Trust does not follow such procedures it may be liable for losses due to unauthorized or fraudulent instructions. Otherwise it will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine.

Selling Shares
You are entitled to redeem all or any portion of the shares credited to your account by submitting a written request for redemption to the Trust. Within seven days after the receipt of such a request in "good order" as described below, a check will be sent to you in an amount equal to the NAV of the redeemed shares. This will be the NAV next determined at the close of the NYSE after the redemption request has been received. Redemptions may be suspended or payment dates delayed on days when the NYSE is closed other than weekends or holidays. The Trust generally does not wire redemption proceeds to individual shareholders. You will not receive interest on amounts represented by uncashed redemption checks.

A redemption request will be considered to be in "good order" if it meets the following requirements:

  The request is in writing, indicates the number of shares or dollars to be redeemed and identifies your account. The letter must be signed by all registered owners. The letter can be mailed or can be faxed to (617) 742-5666 before the close of the NYSE;

  The request includes any certificates issued representing the shares endorsed for transfer (or accompanied by a stock power in customary form) exactly as the shares are registered;

  For redemptions in excess of $10,000, your signature has been guaranteed by a U.S. bank or trust company, member of a national securities exchange or other eligible guarantor institution. Mere witnessing of a signature is not sufficient; a specific signature guarantee must be made with respect to all signatures. Signature guarantees are designed to protect you and the Trust from fraudulent activity. A notary public is not an acceptable guarantor;

  In the case of corporations, executors, administrators, trustees or other organizations you must enclose evidence of authority to sell (i.e. a corporate resolution);

  If shares to be redeemed represent an investment made by check, the Trust reserves the right to delay payment until the check has been cleared up to a maximum of 10 days;

  Redemption checks will only be made payable to the registered shareholder(s);

  A signature guarantee as described above is required on all redemptions when the check is mailed to an address other than the address of record or if an address change occurred in the past 30 days;

  Telephone redemptions will not be accepted;

  The Trust reserves the right not to process redemption requests from shareholders who on consecutive days request redemptions of less than $10,000 without a signature guarantee;

  Under applicable anti-money laundering regulations and other federal regulations, redemption orders may be suspended, restricted or canceled and the monies withheld.

The Trust reserves the right to deliver assets in whole or in part in kind in lieu of cash. The Trust is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1 percent of the net asset value of the Trust during any 90 day period for any one shareholder. Shareholders receiving redemptions in kind will incur brokerage costs in converting securities received to cash.

If you are an investor in a tax-advantaged retirement plan you should consider specific taxpayer restrictions, penalties and procedures that may be associated with redemptions from your retirement plan in order to qualify under the provisions of the Internal Revenue Code. The Trust assumes no responsibility for determining whether any specific redemption satisfies the conditions of federal tax laws. That determination is your responsibility. Penalties, if any, apply to withdrawals from the plan, not to redemptions from the Trust, and are governed by federal tax law alone.


Dividends and Distributions

The Trust has paid dividends in each quarter since its organization. The Trust earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. These payments are generally made around the end of February, May, August and November. The Trust may also realize net capital gains from its investments, and would distribute these gains (net of any losses) to shareholders as capital gain distributions. Such distributions, if any, would occur between October 31 and December 31. The Trust has made no such distribution since 1999.

When you open an account, specify on your application how you want to receive your distributions. The following options are available for the Trust's distributions:

(1) Reinvestment Option. Your dividends and capital gains distributions will be automatically invested in additional shares of the Trust. If you do not indicate a choice on your application, you will be assigned this option;

(2) Cash/Reinvest Option. Your dividends will be paid in cash. Your capital gains distributions will be automatically reinvested in additional shares of the Trust;

(3) Cash Option. Your dividends and capital gains distributions will be paid in cash.

Note: For quicker access to your cash distributions the Trust recommends direct deposit for shareholders electing Option 2 or 3.

If you elect to receive your distributions paid by check and your check remains uncashed for a period of six months, your distribution option may be converted to the Reinvestment Option. You will not receive interest on amounts represented by uncashed distribution checks.

Tax Consequences

As with any investment, your investment in the Trust could have tax consequences for you. This prospectus provides only general tax information. If you are investing through a tax-advantaged retirement account, such as an IRA, special tax rules may apply. Otherwise you should consider these tax consequences:

Taxes on Distributions. Distributions you receive from the Trust are subject to federal income tax, and may also be subject to state or local taxes.

For federal tax purposes, the Trust's dividends made from income and distributions of short-term capital gains are taxable to you as ordinary income. The Trust's distributions of long-term capital gains are taxable to you generally as capital gains.

If you buy shares when the Trust has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion of the price back in the form of a taxable distribution.

Any taxable distributions you receive from the Trust will normally be taxable to you when you receive them, regardless of your distribution option.

Taxes on transactions. Your redemptions may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment in the Trust is the difference between the cost of your shares and price you receive when you sell them. Reinvested distributions add to the cost basis of your investment.

Trust Policies
The Trust will make available the following statements and reports:

        Confirmation of each purchase and sale;*

        Confirmation of dividend/capital gains payments;*

        Financial reports (every six months);*

        Summary Prospectus;*

        Year-end statement.

        * These reports may be transmitted via the internet. Please visit www.northeastinvestors.com for information on how to register for e-Delivery of confirmations and financial statements.

When you sign your account application, you will be asked to certify that your S.S. or taxpayer identification number is correct, that you are a U.S. person (including a U.S. resident alien) and that you are not subject to 28% backup withholding for failing to report income to the IRS. If you violate IRS regulations, the IRS can require the Trust to withhold 28% of your taxable distributions and redemptions.

FINANCIAL HIGHLIGHTS
The financial highlights table is intended to help you understand the Trust's financial performance for the past 5 years. Certain information reflects financial results for a single Trust share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Trust (assuming reinvestment of all dividends and distributions).

The information has been audited by Ernst & Young LLP, independent registered public accounting firm, whose report on the financial statements and financial highlights for the year ended September 30, 2011 is included in the Statement of Additional Information, which is available upon request and without charge.

Per Share Data^
                                2011            2010           2009                    2008            2007
Year ended September 30,
Net Asset Value:
Beginning of Period             $6.03           $5.74           $5.94                   $7.68           $7.60
Income From Investment Operations:
Net investment income            0.40            0.47            0.39                    0.56            0.54
Net realized and unrealized gain (loss) on
investment                      -0.47            0.26           -0.15#                  -1.74            0.10
                                -------         -------         ------                  -----           -----
Total from investment operations
                                -0.07            0.73            0.24                   -1.18            0.64
Less Distributions:
Net investment income           -0.44           -0.44           -0.44                   -0.56           -0.56
                                -------         -------         --------                 -----           -----
Capital Gain
Net Asset Value:
End of Period                   $5.52           $6.03           $5.74                   $5.94           $7.68
                                =======         =======         =======                  =====           =====
Total Return                    -1.60%          13.14%           6.65%                  -16.03%          8.54%

Ratios & Supplemental Data

Net assets end of
period (in thousands)           $468,925.7      $723,592.2     $885,806.7            $703,572.7     $1,268,436.6
Ratio of operating
expenses to average
net assets*                     0.92%           0.84%           1.00%                   1.00%           1.06%
Ratio of interest
expense to average
net assets                      0.10%           0.07%           0.09%                   0.32%           0.38%
Ratio of net investment
income to average
net assets                      6.45%           7.84%           8.52%                   8.14%           6.86%
Portfolio turnover rate         33.34%          27.88%          25.68%                  34.92%          45.61%

*Includes Interest Expense when applicable

^Per Share Data calculated using the Average Share Method

#The amount shown for a share outstanding does not correspond with the aggregate net gain(loss) on investments for the period due to the timing of sales and repurchases of shares in relation to fluctuating market values of the investments of the Trust.


DESCRIPTION OF S&P CORPORATE BOND RATINGS

Set forth below is description of the rating categories. The ratings of S&P represent their opinion as to the quality of the securities that they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality.

AAA Highest quality. Ability to pay interest and principal very strong.

AA      High quality. Ability to pay interest and principal strong.

A Medium to high quality. Ability to pay interest and principal, but more susceptible to changes in circumstances and the economy.

BBB Medium quality. Adequate ability to pay, but highly susceptible to adverse circumstances.

BB Speculative. Less near-term likelihood of default relative to other speculative issues.

B Current capacity to pay interest and principal, but highly susceptible to changes in circumstances.

CCC Likely to default, where payment of interest and principal is dependent on favorable circumstances.

CC      Debt subordinate to senior debt rated CCC.

C       Debt subordinate to senior debt rated CCC-

D Currently in default, where interest or principal has not been made as promised.

APPENDIX - COMPOSITION OF FIXED INCOME SECURITIES
The table below reflects the composition by quality rating of the fixed income securities held in the investment portfolio of the Trust on a month-end weighted average basis for the year ended December 31, 2011. It gives the percentage of total assets represented by fixed income securities rated by Standard & Poor's Corporation ("S&P") and by unrated fixed income securities. The allocations in the table are not necessarily representative of the composition of the Trust's portfolio at other times.
S&P Rating                                      Fixed Income
Category                                        Composition

Unrated                                        17.0%
A                                               5.2%
BBB                                             3.9%
BB                                             19.8%
B                                              39.1%
CCC                                            14.0%
CC, C, D                                        1.0%

ADDITIONAL INFORMATION
You can find additional information about the Trust in the following documents:

STATEMENT OF ADDITIONAL INFORMATION (SAI). The SAI contains more detailed information about the Trust and its investment limitations and policies. A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus (The SAI is legally part of this prospectus).

ANNUAL AND SEMIANNUAL REPORTS. Additional information about the Trust's investments is available in the Trust's Annual and Semiannual reports to shareholders. In the Annual Report, you will find a discussion of the market conditions and investment strategy that significantly affected the Trust's performance during its last fiscal year.

QUARTERLY FUND HOLDINGS. The Trust has adopted policies and procedures relating to disclosure of the Trust's portfolio holdings, a full description of which is available in the SAI. The portfolio holdings are included in the Trust's Annual and Semiannual reports to shareholders. The portfolio holdings for the first and third quarters of the fiscal year are filed with the Securities and Exchange Commission ("SEC") and may be accessed on our website or the SEC's website free of charge.

You may obtain a free copy of the Trust's current Annual/Semiannual report, Quarterly Holdings Report or SAI or make any other shareholder inquiry by writing or calling the Trust at:

                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110
                                 (800) 225-6704
                           www.northeastinvestors.com

You can also review and copy information about the Trust at the SEC's Public Reference Room in Washington, D.C. You can call the SEC at 1-202-942-8090 for information about the operation of the Public Reference Room. Reports and other information about the Trust are available on the SEC's internet site at http://www.sec.gov and copies may be obtained for a duplicating fee by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the Public Reference Center of the Securities and Exchange Commission, Washington, D.C. 20549-0102.

The Trust's reference number as a registrant under the Investment Company Act of 1940 is 811-576.


                           NORTHEAST INVESTORS TRUST
                               125 High Street
                           Boston, Massachusetts 02110
                                 (800) 225-6704

                          Shares of Beneficial Interest

                       STATEMENT OF ADDITIONAL INFORMATION


                                February 1, 2012

This Statement of Additional Information supplements the Prospectus for the Trust dated February 1, 2012 and should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained from the Trust at the above address. This Statement of Additional Information is not a prospectus.

TABLE OF CONTENTS                                       Page
The Trust                                               B-2
Investment Objectives, Policies, and Restrictions;
General                                                 B-2
Trustees and Officers                                   B-4
Compensation of Trustees                                B-8
Custodian and Independent Registered Public
Accounting Firm                                         B-9
Bank Loans                                              B-9
Brokerage                                               B-10
Price and Net Asset Value                               B-11
Shareholder Plans                                       B-11
Tax-Advantaged Retirement Plans                         B-12
Dividends, Distributions & Federal Taxes                B-13
Capital Shares                                          B-15
Proxy Voting Guidelines                                 B-15
Historical Performance Information                      B-17
Financial Statements                                    B-19







THE TRUST

Northeast Investors Trust, herein called the Trust, is a diversified open-end management investment company organized March 1, 1950 by an Agreement and Declaration of Trust executed under the laws of The Commonwealth of Massachusetts.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS; GENERAL
         As explained in the Prospectus, the purpose of the Trust is to provide investors with a vehicle for investment under the management of the Trustees. Through this Trust, the Trustees will seek to provide a managed, diversified investment program, the primary objective of which shall be the production of income. Capital appreciation is also an objective of the Trust, but its achievement must be compatible with the primary objective.

In addition to the investment objectives and policies described in the Prospectus, the Trust has adopted certain investment restrictions. So long as these restrictions remain in effect, the Trustees may not: (1) Purchase any securities which would cause more than 5% of the Trust's total assets at the time of such purchase to be invested in the securities of any issuer, except the United States Government. (2) Purchase any securities which would cause the Trust at the time of such purchase to own more than 10% of any class of any issuer. (3) Purchase the securities of any issuer that together with any predecessor thereof have been engaged in continuous operation for less than three years, for which purpose the Trustees consider an issuer resulting from an acquisition or reorganization to be engaged in the same business as any party to the acquisition or reorganization transaction. (4) Purchase real estate or commodities or commodities contracts; however, this limitation does not preclude an investment in the securities of organizations which deal in real estate or commodities or commodities contracts or in securities secured by interests in real estate. (5) Purchase the securities of any investment company, except in connection with a merger, consolidation or acquisition or by purchase of securities of closed-end investment companies in regular transactions in the open market. (6) Purchase securities on margin or effect short sales of securities. (7) Make loans, except that the Trust may acquire publicly distributed bonds, debentures, notes and other debt securities, for which purposes the Trustees consider securities which are covered by Rule 144A under the Securities Act of 1933 or offered to a class of security holders of an issuer to be publicly distributed. (8) Act as an underwriter of securities except insofar as the Trust might technically be deemed to be an underwriter for purposes of the Securities Act of 1933 upon the disposition of certain securities. (9) Invest in companies for the purpose of exercising management or control. (10) Invest in puts, calls, straddles,spreads or any combinations thereof. (11) Purchase or retain the securities of any issuer if all Trustees together own more than 1/2 of 1% of the securities of such issuer. (12) Deal as principal with the Trust in the purchase or sale of portfolio securities. (13) Deal as agent with the Trust in the purchase or sale of portfolio securities.
(14) Invest in securities for which there is no readily available market, if at the time of acquisition more than 15% of the Trust's assets would be invested in such securities. (15) Purchase participation or other direct interests in oil, gas or other mineral exploration or development programs. (16) Invest in warrants if at the time of acquisition more than 2% of the Trust's assets would be invested in warrants. (17) Invest in securities of foreign issuers if at the time of acquisition more than 10% of the Trust's assets would be invested in such securities. (18) Purchase any security if, after giving effect to such purchase, more than 25% of the Trust's assets would be invested in any one industry. (19) Issue senior securities or borrow money, except that the Trust may borrow funds up to a maximum amount equal to 25% of the Trust's total assets and may pledge assets as security for such borrowings.

         For the purposes of the above, issuer refers to a consolidated corporate entity based on its most recent financials. Classes of securities are similarly determined based on most recent financials and thus may, for example, include debt at a subsidiary level. The purchase of securities does not encompass participation in exchange offers in or out of formal reorganization proceedings.

         The above policies preclude only direct loans, not the acquisition of debt instruments in a secondary market, including participation in financings, including but not limited to debtor-in-possession financings, arising out of the acquisition of debt securities and do not preclude the lending of portfolio securities to broker-dealers. Loans of portfolio securities of the Trust will be made, if at all, in strictest conformity with applicable federal and state rules and regulations. While there may be delays in recovery of loaned securities or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to firms deemed by the Trust's management to be of good standing and will not be made unless, in the judgment of the Trust's management, the consideration to be earned from such loans would justify the risk. The purpose of such loan transactions is to afford the Trust an opportunity to continue to earn income on the securities loaned and at the same time to earn income on the collateral held by it. While voting rights are passed along with securities on loan, the Trust has the right to terminate any loan for the purpose of voting proxies and will exercise that right if a matter material to its investment is being voted upon.


         The Trust does not intend to engage in trading for short-term profits, and portfolio turnover will be limited in accordance with the Trust's objective of producing income. This does not, however, preclude an occasional investment for the purpose of short-term capital appreciation. During the fiscal years ended September 30, 2011 and 2010 the rates of total portfolio turnover were 33.34% and 27.88% respectively. Although investment policy or changed circumstances may require, in the opinion of the Trustees, an increased rate of such portfolio turnover, the Trustees do not anticipate that such turnover will be substantially in excess of that experienced by the Trust in recent years.


         The Trust has adopted policies and procedures with respect to the disclosure of portfolio securities. The Trust will file a complete portfolio schedule with the SEC on form N-CSR within ten (10) days of the transmission to shareholders of any annual or semiannual report; these are generally transmitted within sixty (60) days after the close of the fiscal period covered by the report. The Trust will also file a complete portfolio schedule with the SEC on form N-Q not later than sixty (60) days after the close of the first and third fiscal quarters. The Trust will not make available any other schedule of portfolio holdings to any person or institution other than in the ordinary course of business, such as to our auditors or custodian. The Trust may make quarterly portfolio holdings available to ranking or ratings agencies, but only after the information has been filed with the SEC or posted on our website. Certain agencies may contract with the Trust to receive the portfolio holdings monthly, but may not make the information available to the public until 60 days after each calendar quarter or until posted on our website.

         The compensation of Bruce H. Monrad and Ernest E. Monrad as portfolio managers for the Trust is set forth in this Statement of Additional Information under the caption "Compensation of Trustees", and information about their share ownership in the Trust is set forth under the caption "Trustees and Officers". Neither of them has portfolio management responsibilities for any other investment company or pooled fund, but as of the end of the Trust's most recent fiscal year, Ernest E. Monrad provided portfolio management services for approximately 72 Northeast Investment Management, Inc. accounts having assets of approximately $38 million. None of such accounts pay a performance based advisory fee. Bruce H. Monrad is not primarily responsible for the day to day portfolio management for any accounts other than the Trust.

TRUSTEES & OFFICERS

The Trustees of Northeast Investors Trust are Ernest E. Monrad, Bruce H. Monrad, Peter J. Blampied, Marshall I. Goldman, George P. Beal, Charles
R. Daugherty and the Hon. Maurice H. Richardson.
Under Massachusetts Law, the Trustees are generally responsible for overseeing the operation and management of the Trust. The table below provides certain information about the Trust's Trustees and Officers. The mailing address for the Trustees and Officers of the Trust is 125 High Street, Boston, MA 02110.


                                                        Principal Occupation(s)  During the Past Five
Name/Age/Service *                  Position            Years /  and Other Directorships

                                    Affiliated Trustees and Fund Officers

Ernest E. Monrad#                   Trustee             Trustee of Northeast Investors Trust; Trustee of Northeast
Age: 80                                                 Investors Growth Fund (until Nov. 2008); Director of
Years of Service: 51                                    New America High Income Fund, Inc.



Bruce H. Monrad#                    Trustee and         Trustee and Chairman of Northeast Investors Trust
Age: 49                             Chairman
Years of Service: 18


Gordon C. Barrett                   Executive Vice      Chief Financial Officer of Northeast Investors Trust;
Age: 55                             President, Chief    Chief Financial Officer of Northeast Investors Growth Fund
Years of Service: 24                Financial Officer   (until Aug. 2011); Officer of Northeast Investment Management
                                                        Inc. (until Nov. 2010)


Robert B. Minturn                   Clerk, Vice         Officer of Northeast Investors Trust; Trustee (until Nov. 2008)
Age: 72                             President, and      and Officer of Northeast Investors Growth Fund; Officer of
Years of Service: 31                Chief Legal         Northeast Investment Management, Inc.
                                    Officer

David A. Randall                    Chief Compliance    Officer of Northeast Investors Trust; Officer of
Age: 45                             Officer             Northeast Investors Growth Fund (until Aug. 2011)
Years of Service: 11





                                    Independent Trustees

Peter J. Blampied                   Trustee             Director of A.W. Perry, Inc.; President of Corcoran Managment
Age: 69                                                 Co., Inc. (until June 2008); Director of Access Capital Strategies,
Years of Service: 11                                    LLC (until Sept. 2008)


Marshall I. Goldman                 Trustee             Kathryn Wasserman Davis Professor of Russian Economics
Age: 81                                                 (Emeritus) at Wellesley College; Senior Scholar and former
Years of Service: 7                                     Associate Director of the Davis Center for Russian and
                                                        Eurasian Studies at Harvard University;
                                                        Director of Century Bank & Trust Co.


George P. Beal                      Trustee             Managing Partner, Boston Family Office LLC
Age: 58                                                 Director and Trustee of Breckinridge Capital Advisors
Years of Service: 7


Charles R. Daugherty                Trustee             Managing Partner, Stanwich Advisors, LLC
Age: 58
Years of Service: 7


Hon. Maurice H. Richardson          Trustee             Assistant Professor, Law & Psychiarty Program, Department
Age: 83                                                 of Psychiatry, University of Massachusetts Medical School;
Years of Service: 7                                     Director of the Advisors Charitable Gift Fund.


* The Trustees serve until their resignation or either the appointment or election of a successor, and the Officers serve at the pleasure of the Trustees.

# Ernest E. Monrad and Bruce H. Monrad are father and son respectively.


The following is additional information about the background of each of the Trustees:

Interested Trustees

Mr. E. Monrad
Ernest E. Monrad became a trustee of Northeast Investors Trust in 1960. Mr. Monrad is a member and former director of the Boston Security Analysts Society and a member of the Massachusetts Bar. He is a director of New American High Income Fund Inc. and former director of Furman Lumber and former trustee of Century Shares Trust.

Mr. B. Monrad
Bruce H. Monrad is trustee and portfolio manager of Northeast Investors Trust, specializing in high-yield, leveraged securities. Previously he worked for Prudential-Bache Securities as a financial analyst.

Independent Trustees

Mr. Blampied
Peter J. Blampied was President of Corcoran Management Co. Inc, one of the region's leading residential management firms from 1998-2008. He was previously Chairman, President and CEO of Boston Five Bancorp and Vice Chairman of Citizens Bank of Massachusetts. He is a former director of Access Capital Strategies, LLC. He is director of A.W. Perry, Inc. a privately owned real estate developer, owner and manager.

Mr. Goldman
Marshall I Goldman is a professor emeritus in the Wellesley College Department of Economics. He joined the Wellesley faculty in 1958 and is considered an expert on the Russian economy and economics of high technology. Mr. Goldman is also Senior Scholar and former Associate Director of the Davis Center for Russian Studies at Harvard University. He has authored over a dozen books on the former Soviet Union. He is a director of Century Bank & Trust Co.

Mr. Beal
George P. Beal is one of the founders of The Boston Family Office LLC, a registered investment adviser, and now is its Managing Partner as well as a portfolio manager. He is a Director and Trustee of Breckinridge Capital Advisors. Previously, Mr. Beal was employed at Cambridge Trust Co. and Bank of New England handling various duties ranging from commercial loans, branch management, operations and retail banking.

Mr. Daugherty
Charles R. Daugherty founded Stanwich Advisors, LLC, a leading independent boutique investment bank that provides advisory and fundraising services. Mr. Daugherty spent 26 years at Deutsche Bank/BT Alex Brown where he founded the Private Equity Group and served as Managing Director and Global Group Head.

Hon. Richardson
Hon. Maurice H. Richardson served 24 years as a Massachusetts District Court Judge. He is currently Assistant Professor of Psychology and is affiliated with the Law and Psychiatry Program at the University of Massachusetts Medical School. His interests relate to the interaction of community courts and the mentally ill and he is presently researching court and jail diversification programs for the mentally ill.

        The majority of the Trust's Board of Trustees (the Board) are Independent Trustees. The Board has overall responsibility for overseeing the investment program of the Trust and its management and operations. The Board exercises the same powers, authority and responsibilities on behalf of the Trust as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has authority to oversee and establish policies regarding the management, conduct and operation of the Trust's business. The Board has designated Bruce H. Monrad, an Interested Trustee, to serve as Chairman. The Independent Trustees have not designated a lead Trustee.

        The Board has two standing committees: the Audit Committee, and the Nominating and Governance Committee, each of which consists of Messrs.
Blampied, Daugherty, Goldman, Beal and Richardson. These committees are therefore composed entirely of Independent Trustees, and all of the Independent Trustees serve on each committee. The Audit Committee assists the Board in fulfilling its responsibilities for accounting and financial reporting practices and provides a channel of communication between the Board and the Trust's independent accountants. The provision of audit and non-audit services by the Trust's independent accountants is subject to prior approval by the Audit Committee. The Nominating and Governance Committee considers candidates for Trustee and reviews matters relating to Board governance. The Nominating and Governance Committee will consider the experience, qualifications, attributes and skills of Trustee nominees and Trustees when looking to fill vacant Board or committee seats and will consider the benefits of a diverse Board in enhancing its oversight of management performance, particularly in todays global investment environment. The Committee has not established a procedure for shareholders to nominate Trustees.

        The Trust believes that its leadership structure is appropriate because it provides for the effective, independent oversight of management on behalf of the Trust's shareholders by having the independent Trustees as a majority of the Board and through their exclusive service on all committees. The Board conducts a self-evaluation annually, which includes an evaluation of the effectiveness of the Board and its committee structure. In addition, the Independent Trustees have engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Trust.

        Senior management, on a regular basis, undertakes risk assessments aimed at identifying key risks that the Trust may face, as described in the Trust's prospectus, the probability of occurrence of those risks and the potential impact. The Board and senior management have active discussions regarding the risks to which the Trust is subject. The Board reviews the Trust's portfolio and regular reports provided to it that integrate strategy and operational and investment initiatives with risk exposures.

        As part of its oversight, the Board assesses the quality of information it is receiving, how well this information provides a basis for evaluating the risk factors affecting the Trust, as described in the Trust's prospectus, how management evaluates risk, and the quality of the risk management oversight structure. The Board engages in open discussions with management on how economic factors affect or may affect the Trust's performance. It reviews the Trust's periodic and current reports and prospectuses, with a particular focus on risk disclosures. In addition, as deemed appropriate, the Board or the Independent Trustees engage counsel or other parties to advise them on matters relating to risks associated with the Trust's operations.


         The following table shows the dollar range of shares of the Trust beneficially owned by each Trustee.

Name of Trustee                                                       Dollar Range of Equity Securities in the Trust
Trustees Who Are "Interested Persons" of the Trust
Ernest E. Monrad                                                      Over $2,000,000
Bruce H. Monrad                                                       Over $2,000,000

Trustees Who Are Not "Interested Persons" of the Trust

Hon. Maurice H. Richardson                                            Over $100,000
Peter J. Blampied                                                     Over $100,000
George P. Beal                                                        Over $100,000
Marshall I. Goldman                                                   None
Charles R. Daugherty                                                  None


The total number of shares owned beneficially by the Trustees, officers and members of their immediate families on September 30, 2011 was 5,275,850 shares (6.21%).

The Trust has adopted a Code of Ethics governing personal securities transactions by persons (access persons) associated with the Trust who have access to information about its investment operations. The Code does permit investments by Trust personnel for their own accounts, but requires pre-approvals for certain investments and systematic reporting as required by law. The Code of Ethics of the Trust is on file as an exhibit to this registration statement and may be obtained through the Securities and Exchange Commission.


COMPENSATION OF TRUSTEES

         Under the Declaration of Trust, the Trustees are entitled to receive an annual fee equal to 1/2 of 1% of the principal of the Trust, computed at the end of each quarter year at the rate of 1/8 of 1% of the principal at the close of such quarter. The principal of the Trust for this purpose is taken as a total of the value of the portfolio and other assets less all liabilities, except accrued Trustees' fees, valued set forth below under "Price and Net Asset Value". The total Trustee fee paid to the Trustees, former Trustees and Vice Presidents for each of the fiscal years ended September 30, 2009, 2010 and 2011 was $3,269,494, $3,919,340, and $3,168,077 respectively.






        The following table shows the aggregate compensation paid during the fiscal year ended September 30, 2011 to the Trustees, Former Trustees and Officers of the Trust from the Trustees' fee or otherwise.

Name and Position                                            Aggregate Compensation Paid

Ernest E. Monrad, Trustee                                    $   839,053
Bruce H. Monrad, Trustee, Chairman and President             $ 1,233,215
William A. Oates, Jr., Vice President~                       $   575,809
Gordon C. Barrett, Executive Vice President and CFO*         $   284,619
Robert B. Minturn, Vice President and Clerk                  $   270,000

Fred L. Glimp, former Trustee                                $    40,000
Peter J. Blampied, Trustee                                   $    40,000
Marshall I. Goldman, Trustee                                 $    40,000
George P. Beal, Trustee                                      $    40,000
Charles R. Daugherty, Trustee                                $    40,000
Hon. Maurice H. Richardson, Trustee                          $    40,000
Hope Daley#                                                  $    10,000


~ Mr. Oates was paid this compensation as retirement benefits.
* Paid directly by the Trust; all other amounts shown are paid from the Trustees' fee.
# Ms. Daley received this amount as a beneficiary of retirement benefits of a deceased former Trustee.



Under the Declaration of Trust, the Trustees are required to furnish the Trust financial and statistical services for the Trust and such office space as the Trust may require. Except as shown above, during the fiscal year ended September 30, 2011, no retirement benefits were paid to any Trustee or former Trustee.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The custodian for the Trust is State Street Bank & Trust Company, 200 Clarendon Street, Boston, Massachusetts. The custodian maintains custody of the Trust's assets. The Trust acts as its own Transfer and Shareholder Servicing Agent.

The independent registered public accounting firm for the Trust is Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts. Ernst & Young LLP audits the Trust's annual financial statements included in the annual report to shareholders, reviews the Trust's filings with the Securities and Exchange Commission on Forms N-lA and N-SAR and prepares the Trust's federal income and excise tax returns.






BANK LOANS

The following table shows the Trust's borrowing in each of the ten years ended September 30, 2011.


                                                                                                Average
                                                                                                Amount of
                                                                         Average                Debt
                                                     Amount of           Amount of              As a percentage
                                                     Debt                Debt                   Of average net
Year Ended                                           Outstanding         Outstanding*           Assets*
----------                                           -----------         ------------           -------

September 30,

2002                                                            0          19,663,586            2.33%
2003                                                            0                   0            0.00%
2004                                                            0          24,694,200            1.39%
2005                                                  172,739,571          51,200,717            3.00%
2006                                                   82,391,757         144,291,454           10.81%
2007                                                   76,808,942          86,545,421            6.17%
2008                                                   99,381,478          77,864,734            7.95%
2009                                                            0          38,192,516            6.19%
2010                                                   21,074,200          36,436,692            4.65%
2011                                                  108,134,700          49,765,146            7.32%
----                                                  -----------         -----------           ------

*Monthly method (sum of amounts outstanding at beginning of year and at the end of each month during the year divided by 13)


BROKERAGE

Decisions to buy and sell securities for the Trust and as to assignment of its portfolio business and negotiation of its commission rates are made by the Trustees. It is the Trustees' policy to obtain best execution when processing transactions, in doing so, the Trustees assign portfolio executions and negotiate commission rates in accordance with the reliability and quality of a broker/dealer's services and their value and expected contribution to the performance of the Trust. Such portfolio transactions may be carried out with broker-dealers that have provided the Trustees or the Trust with research and other investment related services. Such services may include furnishing advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; furnishing portfolio analyses and reports concerning issuers, industries, securities, economic factors and trends; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). During the fiscal year ended September 30, 2011, the Trust engaged in portfolio transactions involving principal trades totaling $262,794,711 with market makers and other dealers. The Trust paid broker commissions of $37,719 for the year ended September 30, 2011. During the fiscal years ended September 30, 2009 and 2010 brokerage commissions paid totaled $10,558 and $0.00, respectively. All such portfolio transactions completed by the Trust during the year ended September 30, 2011 were carried out with broker-dealers that have provided the Trust with research, and other investment related services.

PRICE AND NET ASSET VALUE

It is the current policy of the Trust that the public offering price of shares of the Trust equal their net asset value, the Trust receiving the full amount paid by the investor. The net asset value is determined as of the close of the New York Stock Exchange on each day that the Exchange is open. It is the only price available to investors whose orders are received prior to the close of the Exchange on that day. The price to investors whose applications for purchase are received after the close of the New York Stock Exchange or on a non-business day will be the net asset value next determined. The net asset value of the Trust's shares is determined by dividing the market value of the Trust's securities, plus any cash and other assets (including income accrued) less all liabilities by the number of shares outstanding. Fixed income securities for which market quotations are readily available are valued on the basis of valuations furnished by pricing services that use both dealer supplied valuations and evaluations based on expert analysis of market data and other factors if such valuations are believed to reflect more accurately the fair value of such securities. Such securities may also be valued at market values determined on the basis of the last quoted sale prices prior to the close of the New York Stock Exchange (or the last quoted bid prices in the event there are no sales reported on that day) in the principal market in which such securities normally are traded as publicly reported or furnished by recognized dealers in such securities if such valuations are believed to reflect more accurately the fair value of such securities; equity securities for which market quotations are readily available will generally be valued in this manner. Securities and other assets for which market quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures approved by the Board of Trustees. For a further description of the Trust's fair value pricing methodologies, see the Prospectus under "Buying Shares". An adjustment will be made to the Trust's price for fractions of a cent to the next highest cent. The Trust makes no payments to third parties for the daily computation of its net asset value.

         As indicated in the Prospectus, purchase and redemption orders may be received on behalf of the Trust by brokers. In certain such cases, where the Trust has authorized such transactions (i) such broker may be authorized to designate other intermediaries to receive purchase and redemption orders for the Trust; (ii) the Trust will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a broker's authorized designee, receives the order; and (iii) customer orders will be priced at the Trust's net asset value next computed after they are received by an authorized broker or the broker's authorized designee.

SHAREHOLDER PLANS

Open Accounts

Upon making an initial investment (minimum amount $1,000), a shareholder will automatically have an Open Account established for him on the books of the Trust. Once any account is opened there is no limitation to the size or frequency of investment. The shareholder will receive a confirmation from the Trust of this and each subsequent transaction in his Account showing the current transaction and the current number of shares held. A shareholder may make additional investments in shares of the Trust at any time by ordering the Trust shares at the then applicable public offering price. Share certificates which have been issued to a shareholder may be returned to the Trust at any time for credit to the shareholder's Open Account. Shares held in an Open Account may be redeemed as described in the Prospectus under "Selling Shares". Income dividends and capital gains distributions are credited in shares on the payment date (which may be different than the record date) at the applicable record date closing net asset value, unless a shareholder has elected to receive all income dividends and/or capital gains distributions in cash.

Automatic Investment and Withdrawal Plans

These Plans have been developed to accommodate those who wish to make purchases or sales of shares of the Trust on a continuing basis without the imposition of any fee or service charge. Subject to the initial investment minimum of $1,000, any shareholder maintaining an Open Account may request in his application or otherwise in writing that investments be made through automatic deductions (minimum $50) from his bank checking or savings account or that withdrawals be made automatically with the redemption price paid by check or electronic funds transfer. The shareholder may cancel his participation in either Plan at any time, and the Trust may modify or terminate either Plan at any time.

An investor should understand that he is investing in a security, the price of which fluctuates, and that under the Plans he will purchase or sell shares regardless of their price level and that if he terminates the Plan and sells his accumulated shares at a time when their market value is less than his cost, he will incur a loss. In the case of the Automatic Investment Plan, he should also take into account his financial ability to continue the Plan through periods of low prices and understand that the Plan cannot protect him against loss in declining markets.






TAX-ADVANTAGED RETIREMENT PLANS

In addition to regular accounts, the Trust offers tax-advantaged retirement plans which are described briefly below. Contributions to these plans are invested in shares of the Trust; dividends and other distributions are reinvested in shares of the Trust.

Contributions to these retirement plans, within the limits and circumstances specified in applicable provisions of the Internal Revenue Code, are excludable or deductible from the participant's income for federal income tax purposes. In addition, non-deductible or after-tax contributions may be made to these retirement plans to the extent permitted by the Internal Revenue Code. Reinvested dividends and other distributions accumulate free from federal income tax while the shares of the Trust are held in the plan. Distributions from these plans are generally included in income when received; however, after-tax or non-deductible contributions may be recovered without additional federal income tax. Premature distributions, insufficient distributions after age 70 1/2 or excess contributions may result in penalty taxes.

State Street Bank & Trust Company serves as trustee or custodian of each of the following plans. It is entitled to receive specified fees for its services. Detailed information concerning each of the following plans (including schedules of trustee or custodial fees) and copies of the plan documents are available upon request to the Trust at its offices.

An individual investor or employer considering any of these retirement plans should read the detailed information for the plan carefully and should consider consulting an attorney or other competent advisor with respect to the requirements and tax aspects of the plan.

Traditional IRA , Roth IRA and Education Savings Account

         An individual may open his own Individual Retirement Account (IRA), Roth IRA, or Education Savings Account using a custodial account form approved for this purpose by the IRS. An individual may have an IRA even though he is also an active participant in a pension or profit-sharing plan or certain other plans. However, depending on the individual's adjusted gross income and tax return filing status, contributions for an individual who is an active participant in another plan may be partially or entirely non-deductible. Contributions to a Roth IRA are non-deductible, but income and gains accumulate free of income tax and distributions after age 59 1/2 are generally not taxable. An Education Savings Account can be established only for a Designated Beneficiary who is under age 18 as a method of saving for education expenses. Contributions to an Education Savings Account are non-deductible, but income and gains accumulate free of income tax and distributions are not taxable as long as the amount withdrawn is used for qualified educational expenses.





DIVIDENDS, DISTRIBUTIONS & FEDERAL TAXES

It is the Trust's policy to distribute net investment income and net realized capital gains on sales of investments (less any available capital loss carryforwards) annually. Dividends and distributions are credited in shares of the Trust unless the shareholder elects to receive cash.

Any dividends or distributions paid shortly after a purchase of shares by an investor will have the effect of reducing the per share net asset value of his shares by the per share amount of the dividends or distributions. Furthermore, such dividends or distributions, although in effect a return of capital, are subject to income taxes.

It is the policy of the Trust to distribute its net investment income and net realized gains for each year in taxable dividends and capital gain distributions so as to qualify as a "regulated investment company" under the Internal Revenue Code. The Trust did so qualify during its last taxable year.

A regulated investment company which meets the diversification of assets and source of income requirements prescribed by the Internal Revenue Code is accorded conduit or "pass through" treatment if it distributes to its shareholders at least 90% of its taxable income exclusive of net capital gains, i.e., it will be taxed only on the portion of such income which it retains.

To the extent that a regulated investment company distributes the excess of its net long-term capital gain over its net short-term capital loss (including any capital loss carryforward from prior years), such capital gain is not taxable to the company but it is taxable to the shareholder.

Income dividends and capital gain distributions are taxable as described, whether received in cash or additional shares. Shareholders who have not supplied the Trust with appropriate information with respect to their tax identification or social security number or who are otherwise subject to back-up withholding may have 28% of distributions withheld by the Trust.

The foregoing discussion relates to federal income taxation. Dividends and capital gain distributions may also be subject to state and local taxes, and shareholders should consult with a qualified tax advisor.

CAPITAL SHARES

The Trust has only one class of securities--shares of beneficial interest without par value--of which an unlimited number are authorized. Each share has one vote and when issued, is fully paid and nonassessable. Fractional shares may be issued and when issued, have the same rights proportionately as full shares. The shares are transferable by endorsement or stock power in the customary manner, but the Trust is not bound to recognize any transfer until it is recorded on the books of the Trust. Each share is entitled to participate equally in any dividends or distributions declared by the Trustees. In the event of liquidation of the Trust, the holders of shares are entitled to all assets remaining for distribution after satisfaction of all outstanding liabilities. Distributions would be in proportion to the number of shares held. No shares carry any conversion, subscription, or other preemptive rights.

         Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust provides that the Trustees shall have no power to bind the shareholders personally and requires that all contracts and other instruments shall recite that the same are executed by the Trustees as Trustees and not individually and are soley binding upon the Trust's assets. The Trust is advised by counsel (Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.)
that under the applicable Massachusetts decisions, no personal liability can attach to the shareholders under contracts of the Trust containing this recital. Moreover, the Declaration of Trust provides that any shareholder of the Trust shall be indemnified by the Trust for all loss and expense incurred by reason of his being or having been a shareholder of the Trust. Thus the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

PROXY VOTING GUIDELINES

         Written guidelines have been established for proxy voting by the Board of Trustees of the Trust. The purpose of these guidelines is simple: to promote the accountability of a company's management and board of directors to its shareholders; to align the interests of management with those of shareholders; and to increase disclosure of a company's business and operations.

The proxy voting guidelines generally address proposals submitted to shareholders of six types:

1) Proposals seeking approval of equity-based compensation, including stock option plans
2)      Proposals relating to changes in corporate control
3)      Proposals that affect shareholder rights, including voting rights
4)      Proposals for the election of directors
5)      Proposals relating to social and corporate responsibility issues
6)      Proposals for the approval of independent auditors

Equity-based Compensation Plans
         In general, the Trust opposes stock-related compensation unless it is a reasonably designed plan that aligns the interests of corporate management with those of shareholders by providing officers and employees with an incentive to increase shareholder value. It will consider the dilutive effects, pricing and re-pricing issues and other factors in voting on specific proposals. The Trust will generally vote in favor of proposals for the expensing of stock options.

Corporate Control
         The Trust generally opposes measures that are designed to prevent or obstruct corporate takeovers. Such measures tend to entrench current management. We believe the active trading of a company's securities and the potential transfer of corporate control through takeover - hostile or otherwise - must generally be permitted to occur. In the case of shareholder rights plan, often referred to as "poison pills", we believe the best approach is for the company to put its case to shareholders by letting them vote on a plan. We will carefully review proposals to increase capital stock and generally oppose so-called "blank check" preferred stock. We favor non-classified boards of directors.

Shareholder Rights
         The Trust views the exercise of shareholders' rights - including the rights to act by written consent, to call special meetings and to remove directors - to be fundamental to corporate governance. We generally favor cumulative voting and confidential voting and oppose supermajority voting and dual class capitalizations.

Election of the board of directors
         The Trust believes the election of directors and an independent board are key to good corporate governance. Directors are expected to be competent, qualified individuals and they should be accountable, responsive to shareholders and should exercise reasonable judgment. The Trust supports an independent board of directors and generally prefers that committees such as audit and nominating committees be comprised of independent members.

Corporate and social policy issues
         The Trust believes that "ordinary business matters" are primarily the responsibility of management and should be approved solely by the corporation's board of directors. Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. Ordinarily the Trust would not vote for such proposals unless supported by management.

Approval of independent registered public accounting firm
         The Trust believes that the relationship between the company and its auditors should be limited primarily to the audit engagement although it may include certain closely related activities that do not, in the aggregate, raise any appearance of impaired independence.

Potential Conflicts of Interest
         In the event that any matter for which a proxy is solicited creates a potential conflict of interest between interests of the shareholders of the Trust, on the one hand, and any affiliated person of the Trust, on the other, the voting of such proxy will be referred to the Trustees of the Trust who are not "interested persons" of the Trust as such term is defined under the Investment Company Act of 1940 (the "independent Trustees"); if the potential conflict is with an independent Trustee, such Trustee will abstain from voting on the matter.

         The foregoing is a summary. A copy of the complete Proxy Voting Guidelines and the Trust's voting record may be obtained by calling the toll free number in the address set forth on the cover page of this Statement of Additional Information and at the website of the Securities and Exchange Commission (www.sec.gov) or at the website of the Trust (www.northeastinvestors.com).


HISTORICAL PERFORMANCE INFORMATION

         From time to time, the Trust may advertise average annual total return. Average annual total return quotations will be computed by finding the average annual compounded rates of return over 1, 5 and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

[OBJECT OMITTED]


Where:

P =      a hypothetical initial payment of $1,000
N =      number of years
ERV =   ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1, 5 and 10 year periods and at the end of the 1,5 or 10 year periods (or fractional portion thereof)

The calculation of average annual total return assumes the reinvestment of all dividends and distributions. The Trust may also advertise total return (a "nonstandardized quotation") which is calculated differently from average annual total return. A nonstandardized quotation of the total return may be a cumulative return which measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions. A nonstandardized quotation may also indicate average annual compounded rates of return over periods other than those specified for average annual total return. A nonstandardized quotation of total return will always be accompanied by the Trust's average annual total return as described above. The Trust's total return for the one, five and ten year periods ended December 31, 2011 are set forth in the Prospectus.

From time to time, the Trust may also advertise its yield. A yield quotation is based on a 30-day (or one month) period and is computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the period, according to the following formula:

         Yield = 2[((a-b)/cd + 1)^6 - 1] Where:

a =      dividends and interest earned during the period
b =      expenses accrued for the period (net of reimbursements)
c = the average daily number of shares outstanding during the period that were entitled to receive dividends.
d =      the maximum offering price per share on the last day of the period

Solely for the purpose of computing yield, dividend income is recognized by accruing 1/360 of the stated dividend rate of the security each day that the Trust owns the security. Generally, interest earned (for the purpose of "a" above) on debt obligations is computed by reference to the yield to maturity of each obligation held based on the market value of the obligation (including actual accrued interest) at the close of business on the last business day prior to the start of the 30-day (or one month) period for which yield is being calculated, or, with respect to obligations purchased during the month, the purchase price (plus actual accrued interest). With respect to the treatment of discount and premium on mortgage or other receivables-backed obligations which are expected to be subject to monthly paydowns of principal and interest, gain or loss attributable to actual monthly paydowns is accounted for as an increase or decrease to interest income during the period and discount or premium on the remaining security is not amortized.

The performance quotations described above are based on historical experience and are not intended to indicate future performance.

To help investors better evaluate how an investment in the Trust might satisfy their investment objective, advertisements regarding the Trust, as well as other publications, may discuss various measures of Trust performance, including current performance ratings and/or rankings appearing in financial magazines, newspapers and publications which track mutual fund performance or other information prepared by recognized mutual fund statistical services. Advertisements and other publications may also compare Northeast Investors Trust's performance to performance as reported by other indices and averages or other investments for which reliable performance information is available. The Trust's Annual Report contains additional performance information and will be made available to investors upon request and without charge.

FINANCIAL STATEMENTS

The following financial statements are included in this Statement of Additional
Information:

1.       Schedule of Investments as of September 30, 2011

2.       Statement of Assets and Liabilities as of September 30, 2011

3.       Statement of Operations for the Year Ended September 30, 2011

4. Statements of Changes in Net Assets for each of the two years in the period ended September 30, 2011

5.       Notes to Financial Statements for the year ended September 30, 2011

6.       Report of Ernst & Young LLP, Independent Registered Public
         Accounting Firm.

Schedule of Investments

September 30, 2011
Corporate Bonds, Notes & Preferred
-------------------------------------------------------------------------------------------------------------
Securities--101.80% (d)                                                                         Value
Name of Issuer                                                          Principal               (Note B)
-------------------------------------------------------------------------------------------------------------
Advertising - 0.73%
-------------------------------------------------------------------------------------------------------------
Interpublic Group Co. Senior Unsecured Notes, 10%, 7/15/17              $ 3,000,000             $ 3,412,500

Aerospace/Defense - 4.69%
-------------------------------------------------------------------------------------------------------------
Alliant Techsystems, Inc. Senior Sub. Notes, 6.75%, 4/01/16              10,000,000              10,025,000
BE Aerospace, Inc. Senior Unsecured Notes, 8.5%, 7/01/18                  5,000,000               5,350,000
Moog, Inc. Senior Sub. Notes, 6.25%, 1/15/15                              3,500,000               3,500,000
Spirit Aerosystems, Inc. Notes, 7.5%. 10/01/17                            3,000,000               3,105,000
                                                                                                 ----------
                                                                                                 21,980,000

Automobile & Truck - 0.16%
-------------------------------------------------------------------------------------------------------------
Delphi Corp. Senior Unsecured Notes, 6.55%, 6/15/06 (a) (b)              36,950,000                 739,000


Building Products - 2.82%
-------------------------------------------------------------------------------------------------------------
Boise Cascade LLC Notes, 7.125%, 10/15/14                                 3,882,000               3,755,835
Builders Firstsource, Inc. Secured Notes, Series 144A, 13%,
2/15/16 (c)                                                              12,238,000               9,453,855
                                                                                                 ----------
                                                                                                 13,209,690

Chemicals - 6.35%
-------------------------------------------------------------------------------------------------------------
Kronos International, Inc. Senior Secured Notes, 6.5%,
4/15/13 EUR                                                              11,492,800              14,772,845
Polyone Corp. Senior Unsecured Notes, 7.375%, 9/15/20                    10,000,000              10,050,000
Reichhold Industries, Inc. Senior Notes, Series 144A, 9%,
8/15/14 (c)                                                               7,315,000               4,974,200
                                                                                                 ----------
                                                                                                 29,797,045

Construction & Farming - 1.54%
-------------------------------------------------------------------------------------------------------------
Southern States Co-op, Inc. Senior Notes, Series 144A,
11.25%, 5/15/15 (c)                                                       7,000,000               7,245,000


Drug Stores - 3.51%
-------------------------------------------------------------------------------------------------------------
Rite Aid Corp. Senior Secured Notes, 9.75%, 6/12/16                       3,000,000               3,165,000
Rite Aid Corp. Senior Secured Notes, 7.5%, 3/01/17                       13,398,000              12,795,090
Rite Aid Corp. Senior Secured Notes, 10.25%, 10/15/19                       500,000                 521,250
                                                                                                 ----------
                                                                                                 16,481,340

Electrical Utility - 3.10%
-------------------------------------------------------------------------------------------------------------
Homer City Funding LLC Senior Secured Notes, 8.137%,
10/01/19                                                                 17,280,000              14,515,200


Energy/Natural Resources - 23.54%
-------------------------------------------------------------------------------------------------------------
Clayton Williams Energy Notes Series 144A, 7.75%,
4/01/19 (c)                                                             $18,000,000            $ 15,480,000
Comstock Resources, Inc. Notes, 8.375%, 10/15/17                         18,000,000              17,280,000
Comstock Resources, Inc. Notes, 7.75%, 4/01/19                           10,000,000               9,350,000
RAAM Global Energy Co. Senior Secured Notes, 12.5%,
10/01/15                                                                 15,000,000              15,300,000
Stone Energy Corp. Senior Sub. Notes, 6.75%, 12/15/14                    18,087,000              17,363,520
Stone Energy Corp. Senior Notes, 8.625%, 2/01/17                         10,000,000               9,400,000
Swift Energy Co. Notes, 7.125%, 6/01/17                                  19,800,000              19,404,000
W & T Offshore, Inc. Senior Notes, Series 144A, 8.5%,
6/15/19 (c)                                                               7,000,000               6,790,000
                                                                                                -----------
                                                                                                110,367,520

Entertainment - 9.18%
-------------------------------------------------------------------------------------------------------------
AMC Entertainment, Inc. Senior Sub. Notes, 8%, 3/01/14                   26,780,000              25,842,700
Cinemark USA, Inc. Notes, 8.625%, 6/15/19                                 2,000,000               2,060,000
Wallace Theater Corp. Senior Secured Units, Series 144A, FRN
12.5%, 6/15/13 (c)                                                       15,500,000              15,151,250
                                                                                                 ----------
                                                                                                 43,053,950

Financial Services - 13.05%
-------------------------------------------------------------------------------------------------------------
Bank of America Corp. Junior Sub. PFD, 8% (e)                            30,000,000              24,900,000
Bank of America Corp. Junior Sub. PFD, 8.125% (e)                         3,000,000               2,490,000
Finova Group, Inc. Notes, 7.5%, 11/15/09 (a) (b)                          3,929,781                   8,207
Wells Fargo & Co. Junior Sub. PFD, 7.98% (e)                             32,818,000              33,802,540
                                                                                                 ----------
                                                                                                 61,200,747

Food Processing - 4.60%
-------------------------------------------------------------------------------------------------------------
B&G Foods, Inc. Senior Notes, 7.625%, 1/15/18                               500,000                 516,250
Chiquita Brands Intl. Senior Notes, 7.5%, 11/01/14                       14,150,000              13,973,125
Mrs. Fields Brands Senior Secured PIK Notes, 10%, 10/24/14                1,169,878                 526,445
Viskase Cos, Inc. Notes, Series 144A, 9.875%, 1/15/18 (c)                 6,500,000               6,565,000
                                                                                                 ----------
                                                                                                 21,580,820

Gaming - 1.08%
-------------------------------------------------------------------------------------------------------------
Las Vegas Sands Corp. Senior Secured Notes, 6.375%,
2/15/15                                                                   5,000,000               5,075,000
Wimar Opco LLC / Fin. Corp. Senior Sub. Notes, 9.625%,
12/15/14 (a)                                                              3,535,000                   1,768
                                                                                                  ---------
                                                                                                  5,076,768

Machine / Tools - 2.09%
-------------------------------------------------------------------------------------------------------------
Thermadyne Holdings Corp. Notes, Senior Secured Notes, 9%,
12/15/17                                                                 10,000,000               9,800,000


Office Electronics - 3.10%
-------------------------------------------------------------------------------------------------------------
Pitney Bowes International Holdings PFD, Series 144A, 6.125%,
10/30/16 (c)                                                               $ 15,000            $ 14,535,937


Oil & Gas Drilling - 1.61%
-------------------------------------------------------------------------------------------------------------
Gulfmark Offshore, Inc. Notes, 7.75%, 7/15/14                             5,411,000               5,302,780
Key Energy Services, Inc. Notes, 6.75%, 3/01/21                             250,000                 240,625
Parker Drilling Co. Senior Notes, 9.125%, 4/01/18                         2,000,000               2,020,000
                                                                                                  ---------
                                                                                                  7,563,405

Packaging & Container - 9.38%
-------------------------------------------------------------------------------------------------------------
Constar, Inc. PFD Notes (f) (h)                                               9,432               2,735,228
Constar, Inc. Rollover Notes, FRN 8.186%, 5/31/15 (f)                     1,500,000               1,500,000
Constar, Inc. Shareholder PIK Notes, 11%, 12/31/17 (f)                    6,711,660               6,711,660
Jefferson Smurfit Corp. Notes, 8.25%, 10/01/12 (a) (g)                   15,250,000                 305,000
Jefferson Smurfit Corp. Senior Unsecured Notes, 7.5%,
6/01/13 (a) (g)                                                          15,405,000                 308,100
Silgan Holdings, Inc. Senior Unsecured Notes, 7.25%, 8/15/16             10,495,000              10,862,325
Smurfit-Stone Container Senior Unsecured Notes, 8%,
3/15/17 (a) (g)                                                           8,780,000                 175,600
Stone Container Senior Notes, 8.375%, 7/01/12 (a) (g)                     8,000,000                 160,000
Stone Container Notes, 7.375%, 7/15/14 (a) (g)                            5,000,000                 100,000
Tekni-Plex, Inc. Senior Secured Notes, 8.75%, 11/15/13                   24,500,000              21,131,250
                                                                                                 ----------
                                                                                                 43,989,163

Paper/Forest Products - 0.01%
-------------------------------------------------------------------------------------------------------------
American Tissue, Inc. Senior Secured Notes, Series B, 12.5%,
7/15/06 (a) (b) (f)                                                      14,061,292                  27,546


Publishing - 2.82%
-------------------------------------------------------------------------------------------------------------
AMO Escrow Corp. Senior Secured Notes, Series 144A, 11.5%,
12/15/17 (c)                                                             14,600,000              13,213,000


Telecom Equipment - 2.30%
-------------------------------------------------------------------------------------------------------------
Nortel Networks LTD Notes, 10.75%, 7/15/16 (a)                           10,000,000              10,800,000


Thrifts & Mortgage Finance - 6.14%
-------------------------------------------------------------------------------------------------------------
Washington Mutual, Inc. Senior Unsecured Notes, 4%,
1/15/09 (a) (b)                                                           7,275,000               7,711,500
Washington Mutual, Inc. Senior Unsecured Notes, 5.5%,
8/24/11 (a) (b)                                                           4,243,000               4,667,300
Washington Mutual, Inc. Senior Unsecured Notes, 5%, 3/22/12 (a)           5,000,000               5,400,000
Washington Mutual, Inc. Senior Unsecured Notes, 5.25%,
9/15/17 (a)                                                              10,109,000              11,018,810
                                                                                                 ----------
                                                                                                 28,797,610

Total Corporate Bonds, Notes, & Preferred Securities
(cost - $544,664,499)                                                                          $477,386,241
                                                                                               ------------

Foreign Bonds                                                                                   Value
Name of issuer                                                          Principal               (Note B)
-------------------------------------------------------------------------------------------------------------
Foreign Bonds--1.01%
-------------------------------------------------------------------------------------------------------------
Republic of Argentina GDP Linked Security, FRN, 12/15/35                $34,386,574             $ 4,728,154
                                                                                                -----------
Total Foreign Bonds - (cost - $1,423,421)                                                       $ 4,728,154
                                                                                                -----------

Stocks                                                                  Number of               Value
Name of issuer                                                          Shares                  (Note B)
-------------------------------------------------------------------------------------------------------------
Common Stock--17.83%
-------------------------------------------------------------------------------------------------------------
Amtrol, Inc. (f) (h)                                                        640,565             $ 3,689,654
Citigroup, Inc                                                            1,315,384              33,693,561
Constar, Inc. (f) (h)                                                        93,512                      93
Core-Mark Holding Co., Inc. (h)                                             277,602               8,489,069
Groupe Eurotunnel SA                                                          7,349                  62,981
Harry and David (c) (f)                                                      59,819               4,486,425
International Airline Support Group (h)                                     219,540                     110
Kaiser Aluminum                                                               6,185                 273,872
MAXXAM, Inc. (h)                                                                800                 460,000
NL Industries                                                               510,200               6,392,806
Ormet Corp. (h)                                                             372,638               2,589,834
The Penn Traffic Co. (h)                                                    164,352                     164
Polymer Escrow (h) (f)                                                      843,103                 868,396
Prandium (h)                                                                869,935                  33,057
Rock-Tenn Co.                                                               150,640               7,333,155
Romacorp, Inc. (f) (h) (i)                                                   82,220               3,239,468
Safelite Realty Corp. (f) (h) (i)                                             7,403                  17,101
Trump Entertainment Resorts (h)                                             910,628               4,097,826
Viskase Cos., Inc. (h)                                                    2,096,128               7,860,480
                                                                                               ------------
Total Common Stocks - (cost - $187,735,008)                                                    $ 83,588,052

Total Investments - 120.64% (cost - $733,822,928)                                               565,702,447
                                                                                                -----------
Net Other Assets and Liabilities - (20.64%)                                                     (96,776,732)
                                                                                                -----------
Net Assets - 100%                                                                              $468,925,715
                                                                                               ============

(a) Non-income producing security due to default or bankruptcy filing.
(b) Security is in principal default. As of date of this report, the bond holders are in discussion with the issuer to negotiate repayment terms of principal.
(c) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $97,894,667 or 20.88% of total net assets.
(d) Portions of portfolio are available to be pledged to collaterize short term borrowings.
(e) Perpetual floating rate security. Rate shown reflects rate in effect at period end.
(f) Security is valued at fair value as determined in good faith under consistently applied procedures approved by the Board of Trustees.
(g) Escrow security received as a result of reorganization plan.
(h) Non-income producing security.
(i) All or a portion of security is restricted. The aggregate market value of restricted securities as of September 30, 2011 is $3,256,569 which represents 0.69% of total net assets. Additional information on each holding is as follows:
                        Security Acquisition Date       Acquisition Cost
Romacorp, Inc.          11/15/06                        $4,118,756
Safelite Realty Corp.   09/29/00                        $ 965,195

EUR Principal is denoted in Euros
PIK Payment in Kind
FRN Floating Rate Note
PFD Preferred Security

Statement of Assets
and Liabilities
September 30, 2011
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Investments - at market value (cost $733,822,928)                $565,702,447
Receivable for interest                                            10,602,233
Receivable for shares sold                                              5,215
Misc. receivable                                                    1,838,896
                                                                 ------------
Total Assets                                                      578,148,791

Liabilities
--------------------------------------------------------------------------------
Notes Payable                                                     108,134,700
Payable for shares repurchased                                        156,227
Payable for trustee fees                                              568,811
Accrued expenses                                                      363,338
                                                                 ------------
Total Liabilities                                                 109,223,076
                                                                 ------------
Net Assets                                                       $468,925,715
                                                                 ============
Net Assets Consist of:
Capital, at a $1.00 par value                                     $84,950,722
Paid in surplus                                                 1,073,210,785
Undistributed net investment income                                 1,661,233
Accumulated net realized loss on investments                     (522,776,544)
Net unrealized depreciation of investments                       (168,120,481)
                                                                -------------
Net Assets                                                       $468,925,715
                                                                =============
Net Asset Value, offering price and redemption price per share
($468,925,715/84,950,722 shares)                                        $5.52
                                                                        =====
The accompanying notes are an integral part of the financial statements.

Statement of Operations
--------------------------------------------------------------------------------
Year Ended September 30, 2011
--------------------------------------------------------------------------------
Investment Income
--------------------------------------------------------------------------------
Interest                                                          $48,621,759
Dividends                                                           1,211,988
Other Income                                                          244,214
                                                                  -----------
Total Income                                                       50,077,961

Expenses
--------------------------------------------------------------------------------
Trustee fees                                                       $3,150,078
Administrative expenses and salaries                                1,275,759
Interest expense                                                      654,914
Computer and related expenses                                         202,500
Legal fees                                                            188,000
Auditing fees                                                         187,170
Printing, postage and stationery fees                                 137,150
Custodian fees                                                        106,310
Commitment fees                                                       105,109
Insurance                                                              83,000
Registration and filing fees                                           42,380
Telephone                                                              19,350
Other expenses                                                         75,390
                                                                    ---------
Total Expenses                                                      6,227,110

Net Investment Income                                              43,850,851
                                                                   ----------
Realized and Unrealized Gain (Loss) on Investments:
Net realized gain (loss) from investment transactions             (57,315,487)
Change in unrealized appreciation (depreciation) of investments    18,011,184
                                                                  -----------
Net Increase (Decrease) in Net Assets Resulting from Operations    $4,546,548
                                                                  ===========

The accompanying notes are an integral part of the financial statements.


Statements of Changes
in Net Assets
                                                                Year Ended                      Year Ended
                                                                September 30,                   September 30,
                                                                2011                            2010
Increase (Decrease) in Net Assets
From Operations:
Net investment income                                           $43,850,851                     $61,445,955
Net realized gain (loss) from investment transactions           (57,315,487)                   (159,241,445)
Change in unrealized appreciation (depreciation) of investments  18,011,184                     190,932,315
                                                                -----------                     -----------
Net Increase (Decrease) in Net Assets Resulting from Operations   4,546,548                      93,136,825
                                                                -----------                     -----------
Distributions to Shareholders from Net Investment Income        (47,254,369)                    (55,609,145)
From Net Trust Share Transactions                              (211,958,644)                   (199,742,223)
                                                               ------------                    -------------
Total Increase (Decrease) in Net Assets                        (254,666,465)                   (162,214,543)
                                                               -------------                   -------------
Net Assets:
Beginning of Period                                             723,592,180                     885,806,723
                                                               -------------                   -------------
End of Period                                                  $468,925,715                    $723,592,180
                                                               =============                   =============
Undistributed Net Investment Income                              $1,661,233                      $4,516,142


Notes to Financial Statements for the
year ended September 30, 2011

Note A-Organization

Northeast Investors Trust (the "Trust"), a diversified open-end management investment company (a Massachusetts Trust), is registered under the Investment Company Act of 1940, as amended.

Note B-Significant Accounting Policies
Valuation of Investments: Securities for which market quotations are readily available are valued at market values determined on the basis of the last quoted sale prices prior to the close of the New York Stock Exchange (or the last quoted bid prices in the event there are no sales reported on that day) in the principal market in which such securities normally are traded, as publicly reported, or are furnished by recognized dealers in such securities. Securities may also be valued on the basis of valuations furnished by independent pricing services that use both dealer supplied valuations and evaluations based on expert analysis of market data and other factors if such valuations are believed to reflect more accurately the fair value of such securities. Such services may use various pricing techniques which take into account both transaction data and market information such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other market data as well as broker quotes.

Securities for which market quotations are not readily available (including restricted securities and private placements, if any) are valued at their fair value as determined in good faith under consistently applied procedures approved by the Board of Trustees. Methodologies and factors used to fair value securities may include, but are not limited to, the analysis of current debt to cash flow, information of any recent sales, the analysis of the company's financial statements, quotations or evaluated prices from broker-dealers, information obtained from the issuer or analysts and the nature of the existing market for securities with characteristics similar to such obligations. The Trust may use fair value pricing for foreign securities if a material event occurs that may effect the price of a security after the close of the foreign market or exchange (or on days the foreign market is closed) but before the Trust prices its portfolio, generally at 4:00 p.m. ET. Fair value pricing may also be used for securities acquired as a result of corporate restructurings or reorganizations as reliable market quotations for such issues may not be readily available. When fair valuation is used, the value of an investment used to determine the Trust's net asset value may differ from published or quoted prices for the same investment. There can be no assurance that the Trust could obtain the fair value assigned to an investment if it were to sell the investment at the same time which the Trust determines its net asset value per share. The market value of securities fair valued on September 30, 2011 was $23,275,571, which represents 4.96% of net assets.

Federal Income Taxes: It is the Trust's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Income distributions, if any, are declared and paid quarterly for the Trust. Capital gains distributions, if any, are declared and paid annually.

The Trust has reviewed the tax positions for the open tax years as of September 30, 2011 and has determined that no provision for income tax is required in the Trust's financial statements. The Trust's federal tax returns for the prior three fiscal years remain subject to examination by the Internal Revenue Service.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Trust's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid in capital, depending on the type of book/ tax differences that may exist.

State Income Taxes: Because the Trust has been organized by an Agreement and Declaration of Trust executed under the laws of the Commonwealth of Massachusetts, it is not subject to state income or excise taxes.

Net Asset Value: In determining the net asset value per share, rounding adjustments are made for fractions of a cent to the next higher cent.

Distributions and Income: Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles in the United States of America. These differences are primarily due to differing treatments for capital loss carryforwards and losses deferred due to wash sales. Permanent book and tax differences relating to shareholder distributions will result in reclassifications to paid in surplus. The Trust's distributions and dividend income are recorded on the ex-dividend date. Interest income, which includes accretion of market discount, is accrued as earned. Interest income is recorded on the accrual basis and includes accretion of discount and amortization of premium. Certain securities held by the Trust pay interest in the form of cash or additional securities (known as Payment-in-kind or PIK); interest on such securities is recorded on the accrual basis.

Security Transactions: Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk: Investments in high-yield securities involve greater degrees of credit and market risks than investments in higher-rated securities. Bonds which are rated as less than investment grade tend to be more susceptible to real or perceived adverse economic conditions.

Note C-Trustees' Compensation
Trustees' compensation has been computed at the rate of 1.8 of 1% of the net assets (before deduction of accrued Trustees' compensation) at the close of each quarter, from which the Trustees have paid certain expenses specified in the Declaration of Trust. For the year ended September 30, 2011 the Independent Trustees were aggregately paid $250,000 from the Trustee fees.

The total number of shares owned beneficially by the Trustees, officers and members of their immediate families on September 30, 2011 was 5,275,850 shares (6.21%).

Other Expenses: All non-asset based fees and expenses are accrued based on methodologies approved by the Board of Trustees.

Administrative Expenses & Salaries: Northeast Investors Trust incurs salary and administrative expenses for personnel performing transfer agent and dividend disbursement related functions.

Note D-Shares of Beneficial Interest
At September 30, 2011, there were unlimited shares of beneficial interest authorized with a par value of $1. Transactions in shares of beneficial interest were as follows:

                                                Year Ended                         Year Ended
                                                September 30, 2011                September 30 ,2010
                                        Shares          Amount                  Shares          Amount
Shares Sold                             39,446,495      $245,281,200            89,445,306      $532,328,453
Shares issued to shareholders in
reinvestment of distributions from net
investment income                        5,297,384        32,060,350             6,596,525         38,688,582
                                        ---------------------------------------------------------------------
                                        44,743,879       277,341,550            96,041,831        571,017,035
Shares repurchased                     (79,904,136)     (489,300,194)         (130,427,032)      (770,759,258)
                                        ---------------------------------------------------------------------
Net Increase (Decrease)                (35,160,257)    $(211,958,644)          (34,385,201)     $(199,742,223)
                                        ---------------------------------------------------------------------


Note E-Purchases and Sales of Investments

The cost of purchases and the proceeds from sales and maturities of securities, other than short-term and government securities, aggregated $237,087,162 and $386,200,347 respectively, for the year ended September 30, 2011.

Note F-Short-term Borrowings
Short-term bank borrowings, which do not require maintenance of compensating balances, are generally on a demand basis and are at rates equal to adjusted money market interest rates in effect during the period in which such loans are outstanding. At September 30, 2011 the Trust has unused lines of credit amounting to $91,865,300. The lines of credit may be terminated at the bank's option at their annual renewal dates. The following information relates to aggregate short-term borrowings during the year ended
September 30, 2011:

Average amount outstanding (total of daily outstanding
principal balances divided by the number of days with
debt outstanding during the period)                             57,112,255
Weighted average interest rate                                       1.41%

Note G-Repurchase Agreement
On a daily basis, the Trust invests uninvested cash balances into repurchase agreements secured by U.S. Government obligations. Securities pledged as collateral for repurchase agreements are held by the Trust's custodian bank until maturity of the repurchase agreement. Provisions of the agreement ensure that the market value of the collateral is sufficient in the event of default. However, in the event of default or bankruptcy by the other party to the agreement, realization and/ or retention of the collateralmay be subject to legal proceedings.

Note H-Additional Tax Information
The amount of distributions paid during the years ended September 30, 2010 and 2011 were $55,609,145 and $47,254,369, respectively, and were classified as ordinary income.

As of September 30, 2011 the components of accumulated earnings (losses) on a tax basis were as follows:

Undistributed ordinary income                                   1,661,233

Capital Loss Carryforward:
2012                                                          (34,826,775)
2013                                                           (7,636,627)
2014                                                          (56,723,408)
2015                                                          (53,488,548)
2016                                                          (35,052,024)
2017                                                         (100,070,501)
2018                                                          (15,862,511)
2019                                                         (159,796,299)
                                                             ------------
Total capital loss carryforward                              (463,456,693)
Timing Differences                                            (59,281,115)
Unrealized gains (losses) - net                              (168,159,217)

Total distributable earnings (losses) - net                  (689,235,792)

At September 30, 2011 the Trust's Post October loss deferral was ($59,281,115).

At September 30, 2011 the Trust's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax cost                                                        733,861,664
Gross unrealized gain                                            30,834,779
Gross unrealized loss                                          (198,993,996)
                                                               -------------
Net unrealized security gain (loss)                            (168,159,217)
                                                               =============
Note I-Fair Value Measurements

Accounting Standards Codification ASC 820, "Fair Value Measurements and Disclosures" (ASC 820) established a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Trust's own market assumptions (unobservable inputs). The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The various inputs that may be used to determine the value of the Trust's investments are summarized in the following fair value hierarchy:

Level 1--Unadjusted quoted prices in active markets for identical securities. Level 2--Other significant observable inputs based on data obtained from various pricing sources (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3--Significant unobservable inputs (including the Trust's own assumptions used to determine the fair value of investments).

The following table summarized the Trust's investment as of September 30, 2011, based on the inputs used to value them.

                                Level 1                 Level 2                 Level 3                 Total
Corporate Bonds                 --                      $390,683,330            $ 8,239,206             $398,922,536
Common Stock                    $67,126,108             $  4,160,807            $12,301,137             $ 83,588,052
Foreign Bonds                   --                      $  4,728,154            --                       $ 4,728,154
Preferred Security              --                      $ 75,728,477            $ 2,735,228             $ 78,463,705
                                ------------------------------------------------------------------------------------
                                $67,126,108             $475,300,768            $23,275,571             $565,702,447

There have been no transfers between Level 1 or Level 2 during the period.

At September 30, 2011, the reconciliation of assets in which significant unobservable inputs (Level 3) were used in determining fair value, is as follows:
                                                                                Net Change in
                        Beginning       Net                                     Unrealized      Net Transfers
                        Balance         Purchases /     Realized                Appreciation /  In / (Out) of
                        @ 9/30/2010     and (Sales)     Gain / (Loss)           (Depreciation)  Level 3                 Totals
Category                ------------------------------------------------------------------------------------------------------------
Corporate Bonds         $ 972,380       $ 7,085,070     $ (7,743,319)           $ 8,399,648     $(474,573)              $ 8,239,206
Common Stocks           6,909,246         4,295,743      (11,973,759)            12,201,511       868,396                12,301,137
Preferred Stock         --                2,735,228       --                     --               --                      2,735,228
Warrants                  491,048          (733,763)         170,390                 72,325       --                             --
                        ------------------------------------------------------------------------------------------------------------
Totals                 $8,372,674       $13,382,278     $(19,546,688)           $20,673,484     $ 393,823               $23,275,571
* Transfer into Level 3 is the result of a merger. Transfer out of Level 3 is the result of readily observable market levels.


Change in
Unrealized
Gain / (Loss) for
Positions Still
Held at
September 30, 2011
Corporate Bonds                                         $ 830
Common Stocks                                         225,898
Warrants                                                   --
                                                     --------
Totals                                               $226,728
                                                     ========

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Northeast Investors Trust:
We have audited the accompanying statement of assets and liabilities of Northeast Investors Trust (the "Trust"), including the schedule of investments, as of September 30, 2011, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Trust's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2011, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Northeast Investors Trust at September 30, 2011, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with U.S. generally accepted accounting principles.

Boston, Massachusetts
November 22, 2011





PART C. OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a) The financial statements and related information are included in the Statement of Additional Information and are listed under the caption "Financial Statements". In addition the Consent of Independent Registered Public Accounting Firm is included in Part C.


          (b) The following Exhibits are filed herewith.

          (1)       Exhibit  1--             Restated Agreement and Declaration
                                             of Trust as amended through
                                             June 27, 2005 (filed with
                                             Post-Effective Amendment No. 75 and
                                             incorporated by reference herein)
          (2)       Not Applicable

          (3)       Not Applicable

          (4)       Exhibit  4--             Form of Certificate representing
                                             shares of beneficial interest
                                             (filed with
                                             Post-Effective Amendment No.71 and
                                             incorporated by reference herein)

          (5)       Not Applicable

          (6)       Not Applicable

          (7)       Not Applicable

          (8)       Exhibit 8 --             Custodian Agreement(filed with
                                             Post-Effective Amendment No.71 and
                                             incorporated by reference herein)

          (9)       Not Applicable

          (10)      Not Applicable

          (11)      Not Applicable

          (12)      Not Applicable

          (13)      Not Applicable

          (14)      Exhibit 14               IRA Custodial Account Agreement
                                             (filed herewith)



          (15)      Not Applicable

          (16)      Exhibit 16               Code of Ethics(filed with
                                             Post-Effective Amendment No.71 and
                                             incorporated by reference herein)

Item 25. Persons Controlled by or Under Common Control With Registrant

         Not Applicable

Item 26. Number of Holders of Securities

         The number of record holders of each class of securities of the Registrant as of September 30, 2011 is as follows:

               (1)                                (2)
          Title of Class                     Number of Record Holders

     Shares of Beneficial Interest              12,111

Item 27.  Indemnification

          Registrant's Declaration of Trust contains the following provisions:

          "Each person who is or has been a Trustee or beneficiary of the Trust shall be indemnified by the Trust against expenses reasonably incurred by him in connection with any claim or in connection with any action, suit or proceeding to which he may be a party, by reason of his being or having been a Trustee or beneficiary of the Trust. The term expenses includes amounts paid in satisfaction of judgments or in settlement other than amounts paid to the Trust itself. Except as hereinafter provided the Trust shall not, however, indemnify such Trustee or beneficiary if there is a claim of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, unless there is an adjudication of freedom from such charges. In the case of settlement or in the case of an adjudication in which the existence of such aforesaid charges if not established, the Trustees shall, prior to authorizing reimbursement for any such settlement or adjudication, determine that the Trustee or beneficiary is not liable to the Trust or its beneficiaries for willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In making such determination the Trustees may be guided, in their discretion, by an opinion of counsel. Such determination by the Trustees, however, shall not prevent a beneficiary from challenging such indemnification by appropriate legal proceedings. The foregoing right of indemnification shall be in addition to any other rights to which any such Trustee or beneficiary may be entitled as a matter of law."

     The Registrant has been advised that in the opinion of the Securities and Exchange Commission provisions providing for the indemnification by a Massachusetts business trust of its officers and trustees against liabilities imposed by the Securities Act of 1933 are against public policy, as expressed in said Act, and are therefore unenforceable. It is recognized that the above-quoted provisions of the Registrant's Declaration of Trust may be sufficiently broad to indemnify officers and trustees of the Registrant against liabilities arising under said Act. Therefore, in the event that a claim of indemnification against liability under said Act (other than the payment by the Registrant of expenses incurred or paid by an officer or trustee of the Registrant in the successful defense of any action, suit or proceeding) shall be asserted by an officer or trustee under said provisions, the Registrant will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the questionof whether or not such indemnification by it is against public policy asexpressed in said Act and will be governed by the final adjudication of such issue.

Item 28. Business and Other Connections of Investment Adviser

         Not Applicable

Item 29. Principal Underwriters

         Not Applicable

Item 30. Location of Accounts and Records

         Accounts, books and other documents required to be maintained by
         Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the offices of the Registrant, 125 High Street, Boston, Massachusetts.

Item 31. Management Services

         None

Item 32. Undertakings

         The Registrant undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant's latest Annual Report to Shareholders upon request and without charge.



Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm


Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm


We consent to the references to our firm under the caption "Financial Highlights" in the Prospectus, and "Custodian and Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information for Northeast Investors Trust in Post-Effective Amendment Number
82 to the Registration Statement (Form N-1A, No. 2-11318) of Northeast Investors Trust, and to the inclusion of our report dated November 22, 2011 on the financial statements and financial highlights of Northeast Investors Trust included in the Annual Report to Shareholders for the fiscal year ended September 30, 2011.


                                                        ERNST & YOUNG LLP

Boston, Massachusetts
January 27, 2012







SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 31st day of January, 2011. Registrant represents that this amendment meets the requirements for Northeast Investors Trust

                                                By s/Bruce H. Monrad
                                                Bruce Monrad, Trustee

Pursuant to the requirements of the Securities Act of 1933, this Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   Signature                       Title                            Date
s/Bruce H. Monrad               Chairman, President           January 31, 2012
Bruce H. Monrad                 and person performing
                                function of principal
                                executive officer

s/Ernest E. Monrad              Trustee                       January 31, 2012
Ernest E. Monrad

s/Gordon C. Barrett             Executive Vice President,     January 31, 2012
Gordon C. Barrett               Treasurer and person
                                performing functions of
                                principal financial and
                                accounting officer

s/Peter J. Blampied             Trustee                       January 31, 2012
Peter J. Blampied

s/Marshall I. Goldman           Trustee                       January 31, 2012
Marshall I. Goldman

s/George P. Beal                Trustee                       January 31, 2012
George P. Beal

s/Charles R. Daugherty          Trustee                       January 31, 2012
Charles R. Daugherty

s/Hon. Maurice H. Richardson    Trustee                       January 31, 2012
Hon. Maurice H. Richardson


Exhibit 14 - IRA Custodial Agreement

--------------------------------------------------------------------------------
                           NORTHEAST INVESTORS TRUST
                         TRADITIONAL IRA INVESTOR'S KIT
                                 125 High Street
                                Boston, MA 02110
                             Telephone: 800-225-6704

Table of Contents

NORTHEAST INVESTORS TRUST
TRADITIONAL IRA DISCLOSURE STATEMENT..................................1

INTRODUCTION..........................................................1

TRADITIONAL IRA VS. ROTH IRA .........................................1

SEP IRA...............................................................1

ESTABLISHING A Traditional IRA........................................1
How to Open a Traditional IRA.........................................1
How to Open a Rollover Traditional IRA ...............................2
How to Open a Spousal IRA.............................................2
How to Open a Sep IRA.................................................2
How to Open an "Inherited" IRA........................................2

HOW TO MAKE A WITHDRAWAL .............................................3

SUMMARY...............................................................3

GENERAL INFORMATION ..................................................3
Traditional IRA.......................................................3
Revocation............................................................3
Three Important Points................................................4
Investments...........................................................4

ELIGIBILITY...........................................................4
Individual Traditional IRA............................................4
Spousal Traditional IRAs..............................................4
Traditional IRAs for Divorced Individuals ............................4

CONTRIBUTIONS.........................................................5
IRA Annual Contribution Limits........................................5
Special Catch-up Contribution Rules...................................5
Spousal IRA Contribution Limits.......................................5
Years Contributions Are Allowed.......................................5
Due Date for Contributions............................................6
Designating Year for Which Contribution is Made ......................6

DEDUCTIONS............................................................6
Active Participant Status.............................................7
Deduction Limits......................................................7
Non-Deductible Contributions..........................................8
Income Tax Credit for Contributions...................................9

INVESTMENTS...........................................................9
Investment of Account.................................................9
Growth of Your Account................................................9

EXCESS CONTRIBUTIONS .................................................10

WITHDRAWALS...........................................................10
Taxation of Withdrawals...............................................10
When Can I Make Withdrawals? .........................................11
When Must I Make Withdrawals? ........................................12
Methods of Withdrawals................................................12

DEATH BENEFITS........................................................13
Death After Required Beginning Date ..................................13
Death Prior to Required Beginning Date ...............................13

TAX-FREE ROLLOVERS: ANOTHER ADVANTAGE ................................14
IRA-to-IRA Rollover...................................................14
Direct Transfer.......................................................14
Rollovers from a Qualified Plan, 403(b) Arrangement or
Eligible 457 Plan to a Traditional IRA ...............................14
Rollover of Traditional IRA Withdrawal to an Employer Qualified
Plan or 403(b) Arrangement ...........................................15
Rollovers by a Surviving Spouse.......................................15
Rollovers by a Non-Spouse Beneficiary.................................15

SOME THINGS TO AVOID .................................................16

MAINTENANCE FEE AND OTHER CHARGES.....................................16
Annual Maintenance Fee................................................16
Tax Withholding Fee...................................................16
Northeast Investors Trust Fee.........................................16

STATE TAX RULES.......................................................16

IRS REPORTS AND RETURNS ..............................................17

STATE STREET BANK AND TRUST COMPANY
TRADITIONAL IRA CUSTODIAL AGREEMENT...................................18

NORTHEAST INVESTORS TRUST
TRADITIONAL IRA ADOPTION AGREEMENT....................................25

NORTHEAST INVESTORS TRUST TRADITIONAL IRA
TRANSFER/DIRECT ROLLOVER OF CURRENT RETIREMENT ASSETS FORM............31

NORTHEAST INVESTORS TRUST
UNIVERSAL IRA WITHDRAWAL AUTHORIZATION FORM...........................33

NORTHEAST INVESTORS TRUST
TRADITIONAL IRA DISCLOSURE STATEMENT

INTRODUCTION

This Northeast Investors Trust Traditional IRA Disclosure Statement (the "Disclosure Statement") provides a general, non-technical explanation of the rules governing your Northeast Investors Trust Traditional Individual Retirement Account ("IRA") for which State Street Bank and Trust Company serves as custodian. However, the Northeast Investors Trust Traditional IRA Adoption Agreement (the "Adoption Agreement") and theState Street Bank and Trust Company Traditional IRA Custodial Agreement (the "Custodial Agreement") are the primary documents controlling the terms and conditions of your Northeast Investors Trust Traditional IRA, and these shall govern should there appear to be any inconsistency with the Disclosure Statement. The Disclosure Statement reflects the provisions of the Internal Revenue Code (the "Code") as in effect as of the date the Disclosure Statement was prepared. Please consult your tax advisor for more complete information and to review any applicable tax law changes. Also, refer to the Internal Revenue Service's (the "IRS") Publication 590 or visit the IRS website at www.irs.gov for additional information.

TRADITIONAL IRA VS. ROTH IRA

This Disclosure Statement which describes the Northeast Investors Trust Traditional Individual Retirement Account (the "IRA"), has been available since 1975. The Disclosure Statement does not describe the Roth IRA, which became available January 1, 1998.

The main difference between a Traditional IRA and a Roth IRA is that contributions to a Traditional IRA may be deductible from your federal taxable income (up to the annual contribution limit). Later, withdrawals are taxable (except for previous non-deductible contributions). Contributions to a Roth IRA are never deductible, but withdrawals that meet certain requirements are not subject to federal income tax, so that dividends and investment growth on amounts held in the Roth IRA escape federal income tax.

Another difference is that contributions to a Traditional IRA may not be made after age 70 1/2 but contributions to a Roth IRA may continue after that age. Also, Traditional IRAs are subject to required minimum distribution rules starting at age 70 1/2 but these rules do not apply to Roth IRAs during the lifetime of the IRA owner.

The different features of Traditional IRAs and Roth IRAs may make one or the other better for you. Consult your own tax or financial advisor for more information. If you would like materials for a Roth IRA, please call us at 1-800-225-6704, write to us at the address on this booklet or visit us on line at www.northeastinvestors.com.

SEP IRA

Traditional IRAs described in this Disclosure Statement may be used as part of a simplified employee pension ("SEP") plan maintained by your employer. Under a SEP plan your employer may make deductible contributions to a Traditional IRA (that is, a "SEP IRA") set up for you to receive such contributions, and these contributions may exceed the normal limits on Traditional IRA contributions.

ESTABLISHING A Traditional IRA

How to Open a Traditional IRA

To open a Northeast Investors Trust Traditional IRA as a new IRA or as a transfer IRA, please complete and sign the enclosed Northeast Investors Trust Traditional IRA Adoption Agreement and the Northeast Investors Trust Traditional IRA Transfer/Direct Rollover of Current Retirement Assets Form (the "Transfer/Direct Rollover Form"), if applicable. Please make sure that Sections 1 through 3 of the Adoption Agreement are completed, that you review the Certifications carefully, and that you sign in Section 4.

Send the signed Adoption Agreement along with a check for your initial contribution made payable to Northeast Investors Trust, or send the Transfer/Direct Rollover Form, if applicable.

A minimum of $500.00 is required to open your IRA. Anytime thereafter you may make contributions of any amount to your Northeast Investors Trust Traditional IRA as long as you do not exceed the contribution limits. You may continue to make contributions to a Traditional IRA until you reach the age of 70 1/2. For further information regarding the eligibility and deduction rules, please see the corresponding sections in this Disclosure Statement.

How to Open a Rollover Traditional IRA

A Northeast Investors Trust IRA account may be established to receive an eligible rollover distribution from a tax qualified employee plan, 403(b) or 457 governmental plan. A direct rollover is the only way to avoid 20% income tax withholding on most distributions from such plans.

A rollover from another Traditional IRA or, in some instances, from a SIMPLE IRA (but not a Roth IRA) may also be available.

For a rollover, send the completed Adoption Agreement and the Transfer/Direct Rollover Form to Northeast Investors Trust, 125 High Street, Boston. Massachusetts 02110.

How to Open a Spousal IRA

For a Spousal Traditional IRA, your spouse must complete the Adoption Agreement and a Transfer/ Direct Rollover Form, if applicable. Your spouse may open a Spousal IRA if your spouse has less compensation or earned income than you. You may be eligible for a deduction of up to a combined maximum of twice the individual deductible annual contribution limit. For further information regarding Spousal IRAs, please see the corresponding sections in this Disclosure Statement.

How to Open a Sep IRA

To open an IRA that is part of a Simplified Employee Pension ("SEP") Plan maintained by your employer, you must complete the Adoption Agreement Form. Please indicate in Section 2 of the Adoption Agreement that your account is to be registered as a SEP IRA. You may also transfer assets from an existing custodian into a new Northeast Investors Trust SEP IRA.

In addition, the employer should complete IRS Form 5305-SEP (available from the IRS or Northeast Investors Trust). This form is completed and kept by the employer to establish a SEP. Attach a copy of Form 5305-SEP with your Adoption Agreement; do not send a copy to the IRS.

Your employer can contribute as much as 25% of your calendar-year compensation up to $49,000 (for 2011; this amount will be indexed to inflation in future years) to your SEP IRA. The initial contribution required to open a SEP IRA is $500.00. Make checks payable to Northeast Investors Trust.

How to Open an "Inherited" IRA

There are differences in how you can take a distribution as a beneficiary from an eligible retirement plan or IRA. If you are a surviving spouse, you can make a direct or a 60-day rollover and set up an IRA; if you are a non-spouse beneficiary, you can set up an IRA only if you make a direct rollover or transfer to the IRA (a 60-day rollover is not allowed). When you complete the Adoption Agreement to open a Northeast Investors Trust Traditional IRA as an "Inherited" IRA, you indicate in Section 2 if you are the surviving spouse or non-spouse beneficiary and, for a surviving spouse, how you wish to treat the IRA - as your own or as an inherited IRA. If you are moving an inherited IRA from another trustee or custodian, you will also need to complete the Transfer/Direct Rollover Form. There are different rules for surviving spouses and non-spouse beneficiaries when a distribution for an "Inherited" IRA can or must begin. See page 13 for information about the differences in distribution requirements for inherited IRAs.

HOW TO MAKE A WITHDRAWAL

A Northeast Investors Trust Universal Withdrawal Authorization Form (the "Withdrawal Form") is enclosed in this booklet and additional forms may be requested from Northeast Investors Trust. Refer to the Withdrawal Form for the different methods of withdrawals. You generally must be at least age 59 1/2 to take a withdrawal without penalty.

If you are not 59 1/2, you are generally subject to an IRS 10% penalty tax (in addition to regular income taxes) unless the withdrawal is for a rollover, a direct transfer to another IRA, or an exception applies (see Withdrawal section on page 10).

SUMMARY

Please send the following: (1) a completed and signed Adoption Agreement; (2) a completed and signed Transfer/Direct Rollover Form, if applicable; (3) a check in the amount of your initial contribution made payable to Northeast Investors Trust.

Send all completed forms, checks and any other correspondence to:

                            Northeast Investors Trust
                                 125 High Street
                                Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.

RETAIN A PHOTOCOPY OF THE COMPLETED FORMS. CHECK AND ANY OTHER
CORRESPONDENCE FOR YOUR RECORDS.GENERAL INFORMATION

GENERAL INFORMATION

Traditional IRA
Northeast Investors Trust Traditional IRA is a convenient, tax-deferred method of saving for retirement. It is called a "Traditional IRA" to distinguish it from Roth IRAs and SIMPLE IRAs (which are not described in this Disclosure Statement in any detail).

If you (or, if you file a joint tax return, your spouse) receive taxable compensation or earned income during the year and are not age 70 1/2 by the end of the year, you can set up and make contributions to a Northeast Investors Trust Traditional IRA. However, under the tax laws, if you (or, in certain cases of high income couples, your spouse) are an active participant in an employer retirement plan and your income exceeds a certain level, all or part of your IRA contribution may not be tax-deductible.

Each year, you can contribute up to the IRA annual contribution limit in effect for that year (see contribution limits table on page 5), or your total compensation or earned income if less, to your Northeast Investors Trust Traditional IRA. Your contributions are invested in shares of Northeast Investors Trust.

The dividends on the shares in your IRA are exempt from federal income tax until you begin to make withdrawals. You may make withdrawals from your Traditional IRA at any time, but you may have to pay a penalty tax on withdrawals before age 59 1/2. Withdrawals are taxed as ordinary income when you receive them (except for amounts considered a withdrawal of prior nondeductible contributions). If you wait until after retirement to make withdrawals, you may be in a lower income tax bracket or have a greater number of exemptions.

Revocation

You may revoke your Traditional IRA within seven calendar days after Northeast Investors Trust receives your IRA Adoption Agreement establishing your IRA. The amount of your deposit will be returned to you without penalty, administrative charge or adjustment for dividends or investment gains or losses. To revoke your account, mail or deliver a written notice to Northeast Investors Trust, 125 High Street, Boston, Massachusetts 02110. If you have any questions, call 1-800-225-6704.

Three Important Points

First, this Disclosure Statement summarizes the federal tax treatment of Northeast Investors Trust Traditional IRAs. State taxes on Traditional IRAs may vary from federal taxes. A further word on this can be found on the corresponding section herein. However, consult your tax advisor for additional information.

Second, if you are uncertain about whether you are eligible for a Northeast Investors Trust Traditional IRA, or about when or how much you should contribute to or withdraw from your IRA, consult your tax advisor or the IRS. This booklet outlines the main rules, but no summary can describe all the rules that could apply in your individual case. Northeast Investors Trust is not responsible for determining your eligibility for a Traditional IRA, the tax deductibility of your contributions, or the proper time or amount of any contribution or withdrawal.

Third, a Traditional IRA must meet certain requirements of the Code. The agreement establishing the Traditional IRA must provide that the custodian is a bank (or a person who has been approved by the Secretary of the Treasury), that contributions will be in cash, and that the assets in the account will be distributed beginning not later than April 1 of the year following the year in which you reach age 70 1/2. Articles I through VII of the Custodial Agreement use the same language as the IRS model Custodial Agreement, IRS Form 5305-A, with IRS-approved modifications; the Custodial Agreement is designed to meet the requirements so that your Traditional IRA will receive favorable federal income tax treatment provided by law. This use of the IRS-approved language does not mean that the IRS approves the merits of investing in a Northeast Investors Trust Traditional IRA. It simply means that the form of Articles I to VII of the printed terms and conditions for the Northeast Investors Trust Traditional IRA document satisfies the requirements of the IRS.

If you have any questions about your Traditional IRA, you can obtain further information at any IRS district office.

Investments

Your contributions will be invested exclusively in shares of Northeast lnvestors Trust. Dividends and distributions will be automatically reinvested. For more information about Northeast Investors Trust, see the current prospectus for the fund.

ELIGIBILITY

Individual Traditional IRA

To make contributions to a Traditional IRA for yourself, you must have received taxable compensation (or earned income If you are self-employed) during the year for personal services, and you must not have reached age 70 1/2, during the year for which you are making the contribution.

Spousal Traditional IRAs

For each year before the year when your spouse attains age 70 1/2, you can contribute to a separate Traditional IRA for your spouse, regardless of whether your spouse had any compensation or earned income for the year. This is called a "Spousal IRA" and is available only if you file a joint tax return with your spouse for the year.

The contribution limits for spousal Traditional IRA contributions by a married couple are summarized below.

Traditional IRAs for Divorced Individuals

If you are divorced, for IRA purposes "compensation" includes any amounts you receive under a divorce or separation order or agreement and which you must include in your taxable income. Therefore, if you are under age 70 1/2, you may have a Traditional IRA and contribute to it from your taxable alimony (and any other actual compensation or earned income you have).

CONTRIBUTIONS

IRA Annual Contribution Limits

For each year when you are eligible (see above), you can make annual contributions up to the lesser of your IRA annual contribution limit (see the table below) or 100% of your compensation (or earned income, if you are self-employed). However, under federal tax laws, all or a portion of your contribution may not be deductible. If your contributions to your Traditional IRA for a year were less than the IRA annual contribution limit, you cannot contribute more in a later year to make up the difference.

Special Catch-up Contribution Rules

If you are age 50 or older by the end of any year, you may make special "catch-up" contributions to a Traditional IRA for that year (see the following table). Congress created these "catch-up" contributions specifically for older individuals who may have been absent from the workforce for a number of years and so may have lost out on the ability to contribute to an IRA. The "catch-up" contribution is available to anyone age 50 or older, whether or not they have consistently contributed to a Traditional IRA over the years.

Note that the rules for determining whether a contribution is tax-deductible (see below) also apply to special "catch-up" contributions.

IRA Annual Contribution Limits
Year                    Regular Limit                    Catch Up Limit
2002-2004               $3,000                           $  500
2005                    $4,000                           $  500
2006-2007               $4,000                           $1,000
2008-2012               $5,000                           $1,000
2013 and future years   $5,000 increased by              $1,000 unless
                        cost-of-living adjustments       increased by
                        (in $500increments)              legislation

Spousal IRA Contribution Limits

If you and your spouse have Spousal IRAs, each spouse may contribute up to the IRA annual contribution limit to his or her IRA for a year as long as the combined compensation of both spouses for the year (as shown on your joint income tax return) is at least two times the IRA annual contribution limit. If the combined compensation of both spouses is less than two times the IRA annual contribution limit, the spouse with the higher amount of compensation may contribute up to that spouse's compensation amount, or the IRA annual contribution limit, if less. The spouse with the lower compensation amount may contribute any amount up to that spouse's compensation plus any excess of the other spouse's compensation over the other spouse's IRA contribution. However, the maximum contribution to either spouse's Traditional IRA is the individual IRA annual contribution limit for the year.

If you (or your spouse) establish a new Roth IRA and make contributions to both your Traditional IRA and a Roth IRA, the combined limit on contributions to both your (or your spouse'fs) Traditional IRA and Roth IRA for a single calendar year is the IRA annual contribution limit. (Note: the Traditional IRA annual contribution limit is not reduced by employer contributions made on your behalf to either a SEP IRA or a SIMPLE IRA; salary reduction contributions by you are considered employer contributions for this purpose.)

Years Contributions Are Allowed

Contributions can be made to your Traditional IRA for each year that you receive taxable compensation (or earned income if you are self-employed) and have not reached age 70 1/2. Contributions cannot be made to your Traditional IRA for the year in which you reach age 70 1/2, or for any later year.

For any year in which you do not work, contributions cannot be made to your Traditional IRA unless you receive alimony or file a joint tax return with your spouse who has compensation or earned income. Even if contributions cannot be made for the current year, the amounts contributed for years in which you did qualify can remain in your Traditional IRA. Contributions can resume for any years that you qualify.

You do not have to contribute to your Traditional IRA for every tax year, even if you can.

Due Date for Contributions

You may make a contribution to your existing Northeast Investors Trust Traditional IRA or establish a new Northeast Investors Trust Traditional IRA for a tax year by the due date (not including any extensions) for your federal income tax return for that tax year, usually this is April 15 of the following year. For example, you will have until April 15, 2012 to establish and make a contribution to a Traditional IRA for 2011. Of course, you may make your contribution earlier and it will start earning tax-deferred income sooner.

Designating Year for Which Contribution is Made
If an amount is contributed to your Traditional IRA between January 1 and April 15, you should inform Northeast Investors Trust which year (the current year or the previous year) the contribution is for.

If you do not inform Northeast Investors Trust which year it is to be applied, Northeast Investors Trust can assume, and report to the IRS, that the contribution is for the current year (that is, the year we received it).

DEDUCTIONS

The tax laws restrict the income tax deduction for Traditional IRA contributions. The deductibility of your Traditional IRA contribution depends on whether you are an active participant in an employer retirement plan and on your income level.

If you are not an active participant in a retirement plan, you may deduct your full Traditional IRA contribution (up to the IRA Annual contribution limits) regardless of your income level.

If you are an active participant in an employer-sponsored retirement plan, the deductibility of your IRA contribution depends on your adjusted gross income for the tax year for which the contribution is made.

If you are married and contribute to a Spousal IRA for your spouse, the deductibility of the contribution to the Spousal IRA depends upon whether your spouse is an active participant in an employer-sponsored retirement plan for a year (and upon income level). If your spouse is not an active participant, the contribution to your spouse's Traditional IRA (up to the IRA annual contribution limits) will be deductible.

An exception to the preceding rules applies to high-income married taxpayers, where one spouse is an active participant in an employer-sponsored retirement plan and the other spouse is not. A contribution to the non-active participant spouse's Traditional IRA will be only partly deductible starting at an adjusted gross income level on the federal joint tax return of $169,000 (2011 limit), and the deductibility will be phased out as described below over the next $10,000 so that there will be no deduction at all with an adjusted gross income level of $179,000 or higher.

In addition, as a further exception, if you are married but filing separately, and if you lived apart from your spouse at all times during a year, one spouse's active participant status will not affect the other's ability to deduct a contribution to the other's Traditional IRA regardless of income level.

Note that if you were divorced or legally separated (and did not remarry) before the end of the year, you cannot deduct any contributions to your spouse's IRA. After a divorce or legal separation, you can deduct only the contributions to your own IRA and your deductions are subject to the rules for single individuals.

Active Participant Status

You are an "active participant" for a year if at any time during the year you are covered by any employer plan under which contributions are made to your account (including a required or voluntary employee contribution by you) or under which you are eligible to earn pension benefit credits.

For example, if you participated during a year in a pension or annuity plan, a profit sharing or stock bonus plan, a 401 (k) plan, a self employed plan, a 403(b) plan (or "tax deferred annuity"), a simplified employee pension plan (or "SEP"), a SIMPLE IRA plan, or a governmental retirement plan, you are probably an active participant. You are considered an active participant even if you are not vested under the plan.

Your W-2 form should indicate whether you were an active participant in an employer sponsored retirement plan for the year. If you have a question, you should ask your employer or the plan administrator.

Deduction Limits

If the active participant rules apply to you, the deductibility of your Traditional IRA contribution depends on your adjusted gross income ("AGI"), as modified. AGI is your total income less certain adjustments such as business expenses or alimony, but before itemized deductions and before your IRA deduction. AGI is the amount on line 37 of the 2010 Form 1040 (line 21 of Form 1040A for 2010). Instructions to calculate the amount of your deductible contribution are provided in the IRA deduction worksheet included in the instructions to IRS Form 1040 or 1040A. Further information on calculating modified AGI can be found in IRS Publication 590.

The following chart shows the Low Limit and the High Limit for married taxpayers (filing jointly) and single taxpayers; these limits are the taxpayer's modified AGI. As you will see, the limits have increased over the past several years. (Note: if you are married but filing separate tax returns, the Low Limit is always zero and the High limit is $10,000.)

                       Deductibility of IRA Contributions
                Married Filing Jointly                  Single
Year            Low Limit       High Limit      Low Limit       High Limit
2002            $54,000         $64,000         $34,000         $44,000
2003            $60,000         $70,000         $40,000         $50,000
2004            $65,000         $75,000         $45,000         $55,000
2005            $70,000         $80,000         $50,000         $60,000
2006            $75,000         $85,000         $50,000         $60,000
2007            $83,000         $103,000        $52,000         $62,000
2008            $85,000         $105,000        $55,000         $65,000
2009            $89,000         $109,000        $55,000         $65,000
2010            $89,000         $109,000        $56,000         $66,000
2011            $90,000         $110,000        $56,000         $66,000
2012            $92,000         $112,000        $58,000         $68,000

Here are the deduction rules if you are an active participant:

.. If your AGI is any amount up to the Low limit, your entire Traditional IRA contribution is deductible.

.. If your AGI falls between the Low Limit and the High Limit, your contribution is partly deductible. You must figure out how much is deductible by using the calculations described below.

.. If your AGI is above the High Limit, your contribution is not deductible.

If you are in the partly deductible range (in between Low and High Limits), you can determine how much of your contribution is deductible using the following calculations:

        1. Insert your modified adjusted gross income (AGI).................... _______________

        2. Insert the Low Limit that applies to you for the year (for 2011 is
        $56,000 for single taxpayers, $90,000 for married taxpayers filing jointly).... _______________

        3. Subtract line (2) from line (1)..................................... _______________

        4. Divide line (3) by $10,000 (note that the for married joint filers you divide line (3) by $20,000 starting in 2007).................................. _______________

        5. Insert applicable IRA Annual Contribution Limit ($5,000 for your Traditional or Spousal IRA or $6,000 if age 50 or older . 2011 limits)............. _______________

        6. Multiply line (4) by line (5)....................................... _______________

        7. Subtract line (6) from line (5)..................................... _______________

        8. If line (7) is not evenly divided by $10,
        round it down to the nearest $10....................................... _______________

        9. Enter the amount on line (8) or $200, whichever is greater. This is your deductible limit. Contributions up to this amount are deductible.
        Contributions above this amount are not deductible..................... _______________


For example, assume that in 2011 you make a $5,000 contribution to your Traditional IRA, a year in which you are an active participant in your employer's retirement plan. Also assume that your modified AGI is $92,555 and you are married and filing jointly. You would calculate the deductible portion of your contribution as follows:

.. Determine amount by which your modified AGI exceeds the Low Limit of the partly deductible range: ($92,555-$90,000) = $2,555.

.. Divide $ 2,555.00 by $20,000 = 0.1278.

.. Multiply this by your IRA annual contribution limit ($5,000): 0.1278 x $5,000 = $639.00.

.. Subtract $639.00 from your IRA annual contribution limit: ($5,000-$639.00) = $4,361.00.

.. Round this down to the nearest $10 = $4,360.

.. Your deductible contribution is the greater of this amount or $200; in this case, you may deduct $4,630 on your federal income tax return.

If you are under the special rule for high income married persons (those with joint income of over $150,000 adjusted; in 2011, the adjusted amount is $169,000) where only one is an active participant in an employer-sponsored retirement plan, the deduction phase out described above applies to the contribution for the non-active participant spouse. When using the formula, $169,000 is the Low Limit and $179,000 is the High Limit for 2011.

Non-Deductible Contributions

You can still make a full contribution to your Traditional IRA even if the entire contribution is not deductible. The earnings on your contribution will build up in your Northeast Investors Trust Traditional IRA without income tax until distributed to you. This can make non-deductible contributions to your Northeast Investors Trust Traditional IRA superior to other investment options.

Of course, the combined total of deductible and nondeductible contributions must not exceed your IRA Annual Contribution Limit for the year. If you make any nondeductible contribution to a Traditional IRA for a particular tax year, you must report the amount of the nondeductible contribution on your federal income tax return for the year. See IRS Form 8606.

Income Tax Credit for Contributions
Since 2002, certain taxpayers (that is, age 18 or over, not a full-time student, not a dependent on someone else's return, and AGI in certain range) may be eligible to take a tax credit on their federal income tax return for a portion of their Traditional IRA contributions (for qualifying taxpayers, the tax credit is also available for a portion of their contributions to a Roth IRA as well). This credit can reduce any federal income tax you pay dollar-for-dollar. The amount of the credit you get is based on your IRA contributions and your credit percentage. The credit percentage can be as low as 10% or as high as 50%, depending on your AGI--the lower your income, the higher the credit percentage.

The maximum contribution taken into account for the credit for an individual is $2,000. If you are married and filing jointly, the maximum contribution taken into account for the credit is $2,000 each for you and your spouse. The credit phases out and is not available to taxpayers with AGI exceeding $56,500 (married filing jointly), $42,375 (filing as a head of household), or $28,250 (single filer or married taxpayer filing separately). These AGI limits are for 2011.

The contribution amount used for calculating the credit may have to be reduced by any taxable distributions from a retirement plan or IRA that you or your spouse receive during the taxable year you claim the credit, during the two preceding years, or during the period after the end of the taxable year up to the due date for filing your return for that year. After these reductions, the maximum annual contribution eligible for the credit per person is $2,000.

The amount of your credit in any year cannot exceed the amount of tax that you would otherwise pay (not counting any refundable credits or the adoption credit) in any year. If your tax liability is reduced to zero because of other nonrefundable credits, then you will not be entitled to the saver's credit.

There are a number of other rules as well. For additional information, consult the IRS or a qualified professional.

INVESTMENTS

Investment of Account

Contributions to your Northeast Investors Trust Traditional IRA will be invested in shares of Northeast Investors Trust. To begin your investment, simply fill out and sign the Adoption Agreement and send it to Northeast Investors Trust with your contribution.

Be sure to read the current prospectus for Northeast Investors Trust to familiarize yourself with the investment objectives and policies of the fund as well as fees.

Growth of Your Account

Dividends and any capital gains distributions on the shares of Northeast Investors Trust in your account will be reinvested in additional shares and fractional shares.

Shareholders of Northeast Investors Trust are entitled to receive dividends approximately equal to the net income of the Trust, plus other cash distributions as the Trustees may declare. Net income is the gross earnings of the Trust less expenses, and each share is entitled to receive a proportionate amount of a dividend or distribution.

Because the net income of Northeast Investors Trust may fluctuate from year to year, no fixed dividends can be promised. Also, because the value of its investment portfolio may fluctuate, the amount available for distribution to you from your account cannot be projected or guaranteed.

For further information on dividends and distributions, see the current Northeast Investors Trust prospectus.

EXCESS CONTRIBUTIONS

An "excess contribution" occurs if you contribute more to your Traditional IRA or a spousal Traditional IRA for a year than the maximum allowed for that year. The excess is the difference between the amount you actually contributed and the maximum allowed.

Remember, an excess contribution results if you contribute above the IRA annual contribution limit for a year (for example, for 2011, $5,000 per IRA or $6,000 if age 50 or older), not the maximum deductible amount.

For example, if you contributed $5,500 to your own Traditional IRA for 2011 and are not age 50 or over, you would have a $500 excess contribution. Also, if you contribute in a year when you are not eligible (because you were age 70 1/2 or you had no compensation or earned income), the entire contribution is an excess contribution.

If you have an excess contribution, you must pay an IRS penalty tax of 6% of the excess contribution.

You can avoid paying the penalty tax if you withdraw the excess contribution on or before the due date (including the six-month extension) for filing your federal income tax return for the year for which the excess contribution was made. Net income on the excess must accompany the withdrawal. There are special rules for amending your federal income tax return to report the income on the excess contribution. See IRS Publication 590 for more information.

Such a withdrawal is not treated as a taxable distribution from your Traditional IRA, but you must include net income on your tax return for the year for which the excess contribution was made. Also, if you are under age 59 1/2, you may have to pay an IRS premature withdrawal penalty equal to 10% of the amount of the net income, unless an exception applies.

If you do not withdraw the amount of the excess contribution in time, you must pay the 6% penalty for the year for which the excess contribution was made. You will have to pay another 6% penalty tax in each subsequent taxable year during which the excess remains in your Traditional IRA.

You can reduce or avoid the penalty tax in later years by reducing or eliminating the excess in your Traditional IRA. To reduce the excess, simply contribute less than the maximum amount allowed in any later year. The difference between the maximum allowed and the amount you did contribute reduces the excess in your Traditional IRA dollar for dollar. Also, the amount by which you reduce the excess is treated as a contribution to your Traditional IRA in the later year and may be deductible on your tax return for the later year depending on your active participant status and modified AGI for the year.

WITHDRAWALS

Taxation of Withdrawals

The tax treatment of withdrawals from your Traditional IRA depends on whether you made any nondeductible contributions. If you never made a nondeductible contribution, each withdrawal from your Traditional IRA will be included in your taxable income for the year of the withdrawal.

If you made nondeductible contributions (because of the active participant rules), each withdrawal is considered in part a return of your nondeductible contributions. The nondeductible contributions returned are not subject to federal income tax. The balance of the withdrawal is taxed.

There are specific rules for determining the non-taxable part of a withdrawal. The year-end value of all your Traditional IRAs is added (with any withdrawals during the year added back for this purpose). Your withdrawals during the year are multiplied by a fraction. The numerator of the fraction is your total nondeductible contributions to your Traditional IRA (reduced by nondeductible contributions considered withdrawn in prior years) and the denominator is the year-end value of your Traditional IRAs. The resulting amount is the non-taxable part of the withdrawals.

When doing these calculations, treat all your Traditional IRAs as one IRA. The rules for calculating the non-taxable part apply even if you keep separate Traditional IRAs for your deductible and nondeductible contributions and you take your entire withdrawal from the nondeductible Traditional IRA.

You are responsible for keeping records of your deductible and nondeductible contributions so you can determine your income taxes correctly.

Withdrawals from a Traditional IRA are not subject to the required 20% income tax withholding rules that apply to most distributions from qualified employer plans and 403(b) arrangements. Withdrawals are subject to income tax withholding unless you elect not to have withholding. The Universal IRA Withdrawal Authorization Form on page 33 has additional information about withholding.

When Can I Make Withdrawals?

You can make withdrawals from your Traditional IRA at any time. Any taxable amounts you withdraw are included in your income for the year you receive them.

If you withdraw any funds from your Traditional IRA before reaching age 59 1/2 (except for certain withdrawals of excess contributions and certain substantially equal payments over the life expectancy of you, or you and a designated beneficiary), you must pay an IRS penalty tax of 10% of the "premature withdrawal" in addition to regular income taxes on the amount withdrawn. However, there are certain exceptions to the "premature withdrawal" penalties. These are described in the following paragraphs.

If you are disabled, you may make withdrawals immediately and you will not be subject to the premature withdrawal penalty. You are considered "disabled" if you are unable to engage in any substantial gainful activity because of a physical or mental Impairment, which can be expected to result in death or to be of long-lasting or indefinite duration. If you die, your beneficiary may withdraw from your IRA without the IRS premature withdrawal penalty.

The premature withdrawal penalty does not apply if the withdrawal does not exceed the amount of "eligible higher education expenses" or "eligible first-time homebuyer expenses" during the year.

"Eligible higher education expenses" include tuition, fees, books and supplies needed to attend a postsecondary institution of higher learning. Also, room and board may qualify if the student is attending at least half time. The expenses may be for you or your spouse, child or grandchild.

"First-time homebuyer expenses" include the cost of purchase or construction of a principal residence (including financing or closing costs) for you, your spouse, or a child, grandchild, parent or grandparent of you or your spouse. A person is a "first-time homebuyer" for this purpose if he or she (and his or her spouse) did not own an interest in a principal residence during the two years before the date of purchase or construction of the new home. For any individual, a lifetime maximum of $10,000 may be treated as eligible first-time homebuyer expenses, regardless of the number of homes purchased.

If your medical expenses in a year exceed 7.5% of your AGI for that year, then IRA withdrawals in that year up to the amount of the excess medical expenses are not subject to the 10% penalty tax. Withdrawals also are not subject to the 10% penalty tax if the withdrawal is any amount up to the amount that you paid for health insurance premiums for yourself, your spouse and dependents if you are unemployed. This exception applies only if you have received unemployment compensation for at least 12 weeks, and only to withdrawals you made in the year that you received the unemployment compensation and the following year. Any withdrawals made after you have been reemployed for at least 60 days will not be exempt.

Any amounts taken from your IRA under an IRS tax levy for unpaid taxes are not subject to the penalty. This exception applies only to an actual IRS tax levy; it does not apply, for example, if you withdraw money from your IRA in order to pay overdue taxes.

When Must I Make Withdrawals?
You must make withdrawals from your Traditional IRA in amounts sufficient to meet the IRS' required minimum distribution rules starting when you reach age 70 1/2. Serious tax penalties can result from failing to satisfy these rules, so it is important for you to understand the rules and to satisfy their requirements.

The first required distribution is for the calendar year in which you reach age 70 1/2.

This distribution must be withdrawn by April 1 of the following calendar year. A minimum distribution for each subsequent year must be withdrawn by December 31 of that year. For example, if you reach age 70 1/2 during 2010, you must withdraw the required minimum distribution for 2010 no later than April 1, 2011. You must withdraw the required minimum distribution for 2011 by December 31, 2011, the required minimum distribution for 2012 by December 31, 2012, and so on.

New rules make it easier for you to calculate your required minimum distribution.

Under these rules, an IRS uniform life expectancy table is used to determine required minimum distributions. The uniform table is based on the joint life expectancy of you and a beneficiary 10 years younger than you. (An actual joint life expectancy table may be used if your spouse is your sole beneficiary and is more than 10 years younger than you.) The required minimum distribution amount for a year is determined by dividing the balance in your Traditional IRA at the end of the prior year by the life expectancy factor for your age as shown on the uniform table. The life expectancy factor is determined using your attained age at the end of each distribution year. You are no longer required to elect whether or not to recalculate life expectancies because recalculation is built into the uniform table. Although the required minimum distribution rules have been, in some ways, simplified, they are still rather complex. Consult your tax advisor for assistance.

If you have more than one Traditional IRA, the required minimum is calculated separately for each IRA. However, the total minimum may be satisfied by withdrawals from anyone or more of your Traditional IRAs as you choose (withdrawals from any Roth IRA you may have cannot be used to satisfy the minimum withdrawal requirements for your Traditional IRAs).

If you have spousal Traditional IRAs, the rules for calculating the minimum required annual distribution from each spousal IRA is determined using the life expectancy factor for the spouse who established the IRA.

You can receive installment payments larger than the minimum amount. However, if the amount distributed for any year is less than the minimum required amount, a penalty tax must be paid. The IRS penalty tax is 50% of the difference between the amount that should have been distributed and the amount that was distributed from your account.

The IRS may waive the penalty tax if you can show that the shortfall was due to reasonable error and you are taking steps to remedy the shortfall.

Methods of Withdrawals
You can withdraw the amount in your Traditional IRA in installment payments over a specified period that meets the IRS required minimum distribution rules, or you can withdraw the total amount in one lump sum payment.

Lump sum payments from a Traditional IRA do not receive the special tax treatment available in certain cases for lump sum distributions from most retirement plans. Therefore, it may be advantageous for you to withdraw the account in periodic installments.

Amounts withdrawn are subject to withholding of federal income tax unless you direct no withholding. The Universal IRA Withdrawal Authorization Form provides a space to elect against withholding, and contains additional information on withholding (see Section 5 of the form for tax withholding fees).

To make a withdrawal or to establish a program of installment withdrawals, simply complete the Universal IRA Withdrawal Authorization Form and send the form to Northeast Investors Trust.

Be sure to start withdrawals no later than the required beginning date to avoid penalties for insufficient withdrawals. You are responsible for meeting the minimum withdrawal rules; the custodian will not process any withdrawals without your written instructions. Also, remember that the minimum amount required to be withdrawn may change from year to year because of earnings or fluctuations in the value of the shares in your account or because you recalculated your life expectancy.

Therefore, if you have established a program of installment withdrawals, you should submit a new Universal IRA Withdrawal Authorization Form each year if you need (or want) to adjust the amount of each installment.

If tax, estate, or financial planning considerations affect the timing or amount of your Traditional IRA withdrawals, be sure to consult a qualified professional.

DEATH BENEFITS

You can name a beneficiary on the Designation of Beneficiary (Section 3 of the Traditional IRA Adoption Agreement) or in another written instrument filed with Northeast Investors Trust. You can change a previous designation at any time by filing a new form or instrument.

If you die before all the funds held in your Traditional IRA have been distributed to you, the balance in your account will be paid to your beneficiary. Distributions may be in the form of a lump sum payment or periodic installments. The custodian of your Traditional IRA will make distributions to your beneficiary in accordance with his or her specific instructions.

Death After Required Beginning Date

If you die after your required beginning date, the required minimum distribution rules require that the funds remaining in your Traditional IRA be distributed to your designated beneficiary over the beneficiary's single life expectancy. Calculating the beneficiary's life expectancy is performed differently depending on whether the beneficiary is your surviving spouse or another person.

Death Prior to Required Beginning Date

If you die prior to your required beginning date, all the funds in your Traditional IRA must be completely distributed to your designated beneficiary by December 31 of the year containing the fifth anniversary of your death unless your designated beneficiary elects, no later than December 31 of the year following the year of your death, to receive funds from your Traditional IRA over a fixed period that is no longer than his or her single life expectancy.

If your beneficiary is your surviving spouse, distribution of funds from your Traditional IRA can be made to him or her over a fixed period that is no longer than his or her life expectancy and commencing at any date prior to December 31 of the year in which you would have attained age 70 1/2.

If your designated beneficiary is your surviving spouse, the spouse may also elect to rollover the funds in your Traditional IRA into his or her own account or treat your Traditional IRA as his or her own by making contributions to it. In this case, he or she is not required to make withdrawals from the Traditional IRA until April 1 following the year in which he or she reaches age 70 1/2. There are special rules if you have multiple designated beneficiaries or if you have designated a beneficiary that is not an individual (for example, a trust).

The required minimum distribution rules for beneficiaries are complex. Failure to satisfy these rules may subject your beneficiary to an IRS penalty tax of 50% of the difference between the minimum required distribution to the beneficiary and the amount actually distributed for a year (unless the IRS waives or reduces the penalty tax because the beneficiary shows that the failure was due to reasonable cause and the beneficiary is taking reasonable steps to remedy the problem). Your beneficiary should consult a qualified professional to insure that the rules are being satisfied.

The designation of a beneficiary to receive funds from your Traditional IRA at your death is not considered a transfer subject to federal gift taxes. Any funds remaining in your Traditional IRA at your death would be includible in your estate for federal estate tax purposes.

TAX-FREE ROLLOVERS: ANOTHER ADVANTAGE

Under certain circumstances, you can receive a distribution from one Traditional IRA, or from a qualified plan, a tax-sheltered annuity or another arrangement under Section 403(b) of the Code, or an eligible tax-deferred compensation plan maintained by a governmental employer under Section 457 of the Code, and deposit the amount received in another Traditional IRA without including the distribution in your income for federal Income tax purposes. Such a "tax-free rollover' must be completed within 60 days after you receive the distribution. A payment of your account balance under a qualified plan, 403(b) arrangement or an eligible 457 plan directly to a Northeast Investors Trust Traditional IRA is a way to avoid the 20% income tax withholding requirements. Most distributions from qualified plans, 403(b) accounts or eligible 457 plans are subject to 20% withholding unless paid directly to another qualified plan, 403(b) arrangement or 457 plan or to an IRA (this is called a "direct rollover").

There are complex, specific rules for each kind of transfer, so you should consult your tax advisor or the IRS if you have questions about the rules.

Rollover contributions are not subject to the limits on annual contributions to a Traditional IRA. However, all amounts in your Traditional IRA, including rollover contributions, are subject to the rules discussed above concerning the time and method of withdrawal.

IRA-to-IRA Rollover

If you have another Traditional IRA (for example with a bank), you can withdraw all or part of the amount in that account and rollover all or part of the amount withdrawn to a Northeast Investors Trust Traditional IRA. Or, you can withdraw all or part of the amount in your Northeast Investors Trust Traditional IRA and rollover all or part of the amount withdrawn to another Traditional IRA or individual retirement annuity. The amount rolled over will not be subject to federal income tax (or the 10% IRS premature withdrawal penalty) if you complete the rollover within 60 days after the withdrawal.

After making a rollover from one Traditional IRA, you must wait a full year (365 days) before you can make another such rollover from the same Traditional IRA. In addition, after Traditional IRA assets are rolled over from one Traditional IRA to another, a second rollover of the same assets cannot be made for a full year.

You may make a rollover or transfer from a Traditional IRA to a Roth IRA you establish. This will cause all taxable amounts rolled over or transferred to be taxed (a Roth IRA rule). Such rollovers (Traditional IRA to Roth IRA) are discussed more fully in the Northeast Investors Trust Roth IRA kit.

Direct Transfer

As an alternative to a rollover, arrangements may be made for a direct transfer from your current Traditional IRA custodian or trustee to a Northeast Investors Trust Traditional IRA. The one-year waiting period does not apply to direct transfers from one IRA custodian or trustee to another.

Rollovers from a Qualified Plan, 403(b) Arrangement or Eligible 457 Plan to a Traditional IRA

Most distributions from a qualified plan, 403(b) arrangement or an eligible 457 deferred compensation plan maintained by a governmental employer are eligible for rollover to a Traditional IRA. The main exceptions are:

.. payments over the lifetime or life expectancy of the participant (or participant and a designated beneficiary); . installment payments for a period of 10 years or more; . required distributions under the age 70 1/2 rules; and . financial hardship withdrawals from a 401 (k) plan, 403(b) arrangement or other plan.

If you will receive an eligible rollover distribution from a qualified plan, 403(b) arrangement or eligible 457 plan or a distribution upon termination of such a plan, you can defer paying taxes by requesting the plan administrator or 403(b) sponsor to transfer the distribution amount directly to a Northeast Investors Trust Traditional IRA in a direct rollover. This distribution can be by wire transfer, by check sent directly to us from the transferring institution, or by a check that is made out to "Northeast Investors Trust (f/b/o) your name" that you deliver to us. Your Northeast Investors Trust Traditional IRA must be established before the direct rollover can be made. Or, you may receive the distribution in just your own name and roll it over to a Northeast Investors Trust Traditional IRA within 60 days after you receive the distribution. However, unless you elect a direct rollover of your distribution, the person making payment MUST WITHHOLD 20% OF YOUR DISTRIBUTION for federal income taxes. Your plan administrator or 403(b) sponsor will provide you with a notice concerning direct rollovers, regular 60-day rollovers and withholding taxes before you receive your distribution.

Rollover of Traditional IRA Withdrawal to an Employer Qualified Plan or 403(b) Arrangement

Generally speaking, withdrawals from your Traditional IRA may be rolled over to an employer's plan (this includes a tax-qualified plan such as a 401(k) plan, a 403(b) arrangement or an eligible governmental 457 plan).

Before 2002, the rules governing such rollovers were more restrictive. A Traditional IRA must have held no assets other than those that were previously distributed to you from a qualified plan (called a "conduit IRA"). Specifically, under the old rules a Traditional IRA could not contain any annual contributions by you (or your spouse).

Since 2002, assets held in a Traditional IRA, whether originally rolled over from an employer plan or attributable to annual contributions, may be rolled over into an employer's plan. Such a rollover must be completed within 60 days after the withdrawal from your IRA.

Note that the employer plan must accept the rollovers.

Only amounts that would, absent the rollover, otherwise be taxable may be rolled over to an employer plan. In general, this means that after-tax contributions to a Traditional IRA may not be rolled over to an employer plan. However, to determine the amount an individual may roll over to an employer plan, all Traditional IRAs are taken into account. If the amount being rolled over from one Traditional IRA is less than or equal to the otherwise taxable amount held in all of the individual's Traditional IRAs, then the total amount can be rolled over into an employer plan which enables you to maximize your rollover. There would be a corresponding adjustment in the after-tax portion of your Traditional IRAs, if necessary.

Rollovers by a Surviving Spouse

If a surviving spouse receives a distribution from a qualified plan or 403(b) arrangement because of the employee spouse's death, the surviving spouse may be able to defer income taxes by having all or a part of the distribution transferred directly to a Traditional IRA established for the spouse.

The rules governing rollovers are complicated. Be sure to consult your tax advisor or the IRS if you have any questions about rollovers.

Rollovers by a Non-Spouse Beneficiary

If a beneficiary who is not a surviving spouse receives a distribution from a qualified plan or 403(b) arrangement because of the employee's death, the non-spouse beneficiary may be able to defer income taxes by having all or a part of the distribution transferred directly to a Traditional IRA. Such an IRA is treated as an inherited IRA and the beneficiary is required to commence distributions from the IRA in accordance with the required minimum distribution rules described on pages 19.

SOME THINGS TO AVOID
Transactions between you and your Traditional IRA are not allowed. Specific "prohibited transactions" are listed in the Code. They include borrowing from your IRA, selling or exchanging property with your IRA and similar transactions.

If you engage in a prohibited transaction, your Traditional IRA will lose its tax-exempt status. The value of your account (except for any nondeductible contributions by you) will be treated as taxable income to you in that year. In addition, you must pay the 10% IRS penalty for premature withdrawals if you are under age 59 1/2.

If you use all or part of your Traditional IRA as security for a loan, the part so used will be treated as taxable income to you in that year. Again, you may have to pay the tax for premature withdrawals in addition to regular income taxes on the amount used as security.

MAINTENANCE FEE AND OTHER CHARGES

Annual Maintenance Fee
Each year, a fee of $10.00 is charged to cover the cost of the custodian services provided by State Street Bank and Trust Company and/or its designee. The amount of the fee may be changed by agreement between the Custodian and Northeast Investors Trust.

For your convenience, we offer a choice of two ways to pay this fee:

1. Automatic Deduction: This method of automatic deduction is the most convenient for you. The fee of $10.00 is automatically deducted from your IRA in December, and the deduction will be reflected in your year-end statement.

2. Payment by Check: You may send a check for $10.00 payable to Northeast Investors Trust at any time during the year to cover the maintenance fee.

If we do not receive a check for the maintenance fee during the year, we will automatically charge your account for the fee in December. If you terminate your Traditional IRA during a year, you must pay that year's fee or else it will be deducted from your account.

Tax Withholding Fee

A $10.00 fee is charged to your account each time you request tax withholding on any withdrawal. Separate withholding fees apply for federal and state tax withholding. Please take note this fee is automatically deducted from your account at the time of the withdrawal.

Northeast Investors Trust Fee

The trustees of Northeast Investors Trust are entitled to receive an annual fee equal 1/2 of 1% of the principal of the Trust, computed at the end of each quarter at the rate of 1/8 of 1% of the principal at the close of the quarter. For this purpose, the principal of the Trust is the total value of the Trust's investment portfolio and other assets, less all liabilities except accrued trustees' fees.

The trustees of Northeast Investors Trust are entitled to charge a redemption fee of up to 1% of the net asset value of the shares redeemed. It is the present policy of the trustees not to charge such a fee, but the trustees may change this policy without notice to the shareholders.

For further information on the trustees' annual fee and the redemption of shares, see the current Northeast Investors Trust prospectus.

STATE TAX RULES
The tax rules discussed in this Disclosure Statement are based on federal tax law. Tax treatment of Traditional IRAs under state law varies from state to state. You should check with your tax advisor or state revenue or tax department with regard to the applicable tax laws of your state.

For purposes of the Massachusetts income tax on residents, contributions to a Traditional IRA are not deductible. Dividends and other income received by your IRA are not currently taxed. Excess contributions, early withdrawals and late withdrawals are not subject to any penalties or special taxes in Massachusetts. Withdrawals are not included in income in the year received until the amount withdrawn equals the amount of your contributions. A transaction which is a tax-free rollover for federal tax purposes will also be tax-free for Massachusetts tax purposes.

Non-residents of Massachusetts are not liable for Massachusetts income tax on amounts earned by or withdrawn from a Northeast lnvestors Trust Traditional IRA. For advice on treatment of Traditional IRAs under the tax laws of Massachusetts or other states, consult your tax advisor or legal counsel.

IRS REPORTS AND RETURNS
If you owe an IRS penalty tax for an excess contribution, a premature withdrawal, or the failure to withdraw the required minimum amount, you must file Form 5329 with your individual tax return. If your only Traditional IRA transactions in a year are your contributions or withdrawals from the account, you need not file Form 5329.

STATE STREET BANK AND TRUST COMPANY
TRADITIONAL IRA CUSTODIAL AGREEMENT
The following provisions of Articles I to VII are in the form promulgated by the Internal Revenue Service in Form 5305-A (Rev. March 2002), as most recently updated by Listings of Required Modifications issued June 16, 2010, for use in establishing a Traditional Individual Retirement custodial account. References are to sections of the Internal Revenue Code of 1986, as amended ("Code").

Article I.
1. Except in the case of a rollover contribution (as permitted by Code ~402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d) (3) and 457(e)(16)) or a
contribution made in accordance with the terms of a Simplified Employee Pension
(SEP) as described in Code ~408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $5,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code ~219(b)(5)(D). Such adjustments will be in multiples of $500.

2. In the case of a Depositor who is 50 or older, the annual cash contribution limit is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

3. In addition to the amounts described in paragraphs (1) and (2) above, an individual may make additional contributions specifically authorized by statute.such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation.

4. In addition to the amounts described in paragraphs (1) and (3) above, a Depositor who was a participant in a Code ~401(k) plan of a certain employer in bankruptcy described in Code ~219(b)(5)(C) may contribute up to $3,000 for taxable years beginning after 2006 and before 2010 only. An individual who makes contributions under this paragraph (4) may not also make contributions under paragraph (2).

5. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code ~408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Depositor first participated in that employer's SIMPLE IRA plan.

6. If this is an inherited IRA within the meaning of ~408(d)(3)(C), no contributions will be accepted.

Article II.

The Depositor's interest in the balance in the Custodial Account is non-forfeitable.

Article III.

1. No part of the Custodial Account funds may be invested in life insurance contracts, nor may the assets of the Custodial Account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the Custodial Account funds may be invested in collectibles (within the meaning of section 408(m) except as otherwise permitted by section 408(m)(3) which provides an exception for certain gold, silver and platinum coins, coins issued under the laws of any state, and certain bullion.

Article IV

1. Notwithstanding any provisions of this agreement to the contrary, the distribution of the Depositor's interest in the Custodial Account shall be made in accordance with the following requirements and shall otherwise comply with section 408(a)(6) and the regulations thereunder, the provisions of which are herein incorporated by reference. The required minimum distributions calculated for this IRA may be withdrawn from another IRA of the Depositor in accordance with Q&A-9 of <129>~ 1.408-8 of the Income Tax Regulations. If this is an inherited IRA within the meaning of Code ~ 408(d)(3)(C), the preceding sentence and paragraphs (2), and 5(b) and 5(c) below do not apply.

2 The Depositor's entire interest in the Custodial Account must be, or begin to be, distributed by the Depositor's required beginning date, April 1 following the calendar year end in which the Depositor reaches age 70 1/2. By that date, the Depositor may elect, in a manner acceptable to the Custodian, to have the balance in the Custodial Account distributed in:
        (a) A single-sum payment; or
        (b) Payments over a period not longer than the life of the Depositor or the joint lives of the Depositor and his or her designated Beneficiary.

3. If the Depositor dies before his or her entire interest is distributed to him or her, the remaining interest will be distributed as follows:

        (a) If the Depositor dies on or after the required beginning date and:

                (i) the designated Beneficiary is the Depositor's surviving spouse, the remaining interest will be distributed over the surviving spouse's life expectancy as determined each year until such spouse's death, or over the period in paragraph (a)(iii) below if longer. Any interest remaining after the spouse's death will be distributed over such spouse's remaining life expectancy as determined in the year of the spouse's death and reduced by 1 for each subsequent year, or, if distributions are being made over the period in paragraph (a)(iii) below, over such period.

                (ii) the designated Beneficiary is not the Depositor's surviving spouse, the remaining interest will be distributed over the beneficiary's remaining life expectancy as determined in the year following the death of the Depositor and reduced by 1 for each subsequent year, or over the period in paragraph (a)(iii) if longer.

                (iii) there is no designated Beneficiary, the remaining interest will be distributed over the remaining life expectancy of the Depositor as determined in the year of the Depositor's death and reduced by 1 for each subsequent year.

        (b) If the Depositor dies before the required beginning date, the remaining interest will be distributed in accordance with (i) below or, if elected or there is no designated Beneficiary, in accordance with
        (ii) below:

                (i) The remaining interest will be distributed in accordance with paragraphs (a)(i) and (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), starting by the end of the calendar year following the year of the Depositor's death. If, however, the designated Beneficiary is the Depositor's surviving spouse, then this distribution is not required to begin before the end of the calendar year in which the Depositor would have reached age 70 1/2. But, in such case, if the Depositor's surviving spouse dies before distributions are required to begin, then the remaining interest will be distributed in accordance with (a) (ii) above (but not over the period in paragraph (a) (iii), even if longer), over such spouse's designated Beneficiary's life expectancy, or in accordance with (ii) below if there is no such designated Beneficiary. If this is an inherited IRA within the meaning of Code ~ 408(d)(3)(C) established for the benefit of a non-spouse designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code ~ 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the non-spouse designated beneficiary may elect to have distributions made under this paragraph (b)(i) if the transfer is made no later than the end of the year following the year of death.

                (ii) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Depositor's death.

        (c) The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Treas. Reg. <129>~ 1.408-8, Q&A-9.

4. If the Depositor dies before his or her entire interest has been distributed and if the designated Beneficiary is not the Depositor<129>fs surviving spouse, no additional contributions may be accepted in the Custodial Account.

5. The minimum amount that must be distributed each year, beginning with the year containing the Depositor<129>fs required beginning date, is known as the "required minimum distribution" and is determined as follows:

        (a) The required minimum distribution under paragraph 2(b) for any year, beginning with the year the Depositor reaches age 70 1/2, is the value of the Custodial Account at the close of business on December 31 of the preceding year divided by the distribution period in the uniform lifetime table in Regulations section 1.401(a)(9)-9. However, if the Depositor's designated Beneficiary is his or her surviving spouse, the required minimum distribution for a year shall not be more than the value of the Custodial Account value at the close of business on December 31 of the preceding year divided by the number in the joint and last survivor table in Regulations section 1.401(a) (9)-9. The required minimum distribution for a year under this paragraph (a) is determined using the Depositor's (or, if applicable, the Depositor and spouse's) attained age (or ages) in the year.

        (b) The required minimum distribution under paragraphs 3(a) and 3(b)(i) for a year, beginning with the year following the year of the Depositor's death (or the year the Depositor would have reached age 70 1/2, if applicable under paragraph 3(b)(i)) is the value of the Custodial Account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Regulations section 1.401(a)(9)-9) of the individual specified in such paragraphs 3(a) and 3(b)(i).

        (c) The required minimum distribution for the year the Depositor reaches age 70 1/2 can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made by the end of such year.

Article V.

1. The Depositor agrees to provide the Custodian with all information necessary to prepare any reports required by section 408(i) and Regulations sections 1.408-5 and 1.408-6.

2. The Custodian agrees to submit to the Internal Revenue Service (IRS) and the Depositor the reports prescribed by the IRS.

3. If this is an inherited IRA within the meaning of Code ~ 408(d) (3) (C) maintained for the benefit of a designated beneficiary of a deceased Depositor, references in this document to the "Depositor" are to the deceased Depositor.

Article VI.

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through V and this sentence will be controlling. Any additional articles inconsistent with section 408(a) and the related regulations will be invalid.

Article VII.

This agreement will be amended as necessary to comply with the provisions of the Code and the related regulations. Other amendments may be made in accordance with Section 11 of this Custodial Agreement.

Article VIII

1. Definitions. As used in this Article VIII the following terms have the following meanings:

"Adoption Agreement" is the application signed by the Depositor to accompany and adopt this Custodial Account. The Adoption Agreement may also be referred to as the "Account Application".

"Agreement" means this State Street Bank and Trust Company Traditional IRA Custodial Agreement (consisting of this Custodial Agreement and the Adoption Agreement signed by the Depositor).

"Beneficiary" has the meaning assigned in Section 9.

"Custodial Account" means the Traditional Individual Retirement Account established using the terms of this Agreement.

"Custodian" means State Street Bank and Trust Company.

"Depositor" means the person signing the Adoption Agreement accompanying this Agreement.

"Distributor" means the entity, which has a contract with the Fund to serve as distributor of the shares of such Fund. In any case where there is no Distributor, the duties assigned hereunder to the Distributor may be performed by the Fund or by an entity that has a contract to perform management or investment advisory services for the Fund.

"Fund" means the Northeast Investors Trust, a mutual fund, which is advised, sponsored or distributed by Sponsor; provided, however, that such a mutual fund must be legally offered for sale in the state of the Depositor's residence.

"Service Company" means any entity employed by the Custodian or the Distributor, including the transfer agent for the Fund, to perform various administrative duties of either the Custodian or the Distributor. In any case where there is no Service Company, the duties assigned hereunder to the Service Company will be performed by the Distributor (if any) or by an entity specified in the second preceding paragraph.

"Sponsor" means Northeast Investors Trust. Reference to the Sponsor includes reference to any affiliate of Sponsor to which Sponsor has delegated (or which is in fact performing) any duty assigned to Sponsor under this Agreement.

2. Revocation. The Depositor may revoke the Custodial Account established hereunder by mailing or delivering a written notice of revocation to the Custodian within seven days after the Depositor receives the Disclosure Statement related to the Custodial Account. Mailed notice is treated as given to the Custodian on date of the postmark (or on the date of Post Office certification or registration in the case of notice sent by certified or registered mail). Upon timely revocation, the Depositor<129>fs initial contribution will be returned, without adjustment for administrative expenses, commissions or sales charges, fluctuations in market value or other changes.

The Depositor may certify in the Adoption Agreement that the Depositor received the Disclosure Statement related to the Custodial Account at least seven days before the Depositor signed the Adoption Agreement to establish the Custodial Account, and the Sponsor and Custodian may rely upon such certification.

In any instance where it is established that the Depositor has had possession of the Disclosure Statement for more than seven days, it will be conclusively presumed that the Depositor has waived his or her right to revoke under this Section.

3. Investments. All contributions to the Custodial Account shall be invested and reinvested in full and fractional shares of Northeast Investors Trust. All such shares shall be held as book entry shares, and no physical shares or share certificate will be held in the Custodial Account. Such investments shall be made in such proportions and/or in such amounts as Depositor from time to time in the Adoption Agreement or by other written notice to the Service Company (in such form as may be acceptable to the Service Company) may direct.

If any other directions or other orders by the Depositor with respect to the sale or purchase of shares of the Fund are unclear or incomplete in the opinion of the Service Company, the Service Company will refrain from carrying out such investment directions or from executing any such sale or purchase, without liability for loss of income or for appreciation or depreciation of any asset, pending receipt of clarification or completion from the Depositor.

All investment directions by Depositor will be subject to any minimum initial or additional investment or minimum balance rules or other rules (by way of example and not by way of limitation, rules relating to the timing of investment directions or limiting the number of purchases or sales or imposing sales charges on shares sold within a specified period after purchase) applicable to the Fund as described in its prospectus.

All dividends and capital gains or other distributions received on the shares of the Fund shall be reinvested in full and fractional shares of such Fund.

If the Fund held in the Custodial Account is liquidated or is otherwise made unavailable by the Sponsor as a permissible investment for a Custodial Account hereunder, the liquidation or other proceeds of such Fund shall be invested in accordance with the instructions of the Depositor. If the Depositor does not give such instructions, or if such instructions are unclear or incomplete in the opinion of the Service Company, the Service Company may invest such liquidation or other proceeds in such other Fund (including a money market fund) as the Sponsor designates, and provided that the Sponsor gives at least thirty (30) days advance written notice to the Depositor and the Service Provider. In such case, neither the Service Company nor the Custodian will have any responsibility for such investment.

Alternatively, if the Depositor does not give instructions and the Sponsor does not designate such other Fund as described above, then the Depositor (or his or her Beneficiaries) will be deemed to have directed the Custodian to distribute any amount remaining in the Fund to (i) the Depositor (or to his Beneficiaries as their interests shall appear on file with the Custodian) or, (ii) if the Depositor is deceased with no Beneficiaries on file with the Custodian, then to the Depositor's estate, subject to the Custodian's right to reserve funds as provided in Section 17(b). The Sponsor and the Custodian will be fully protected in making any and all such distributions pursuant to this Section 3, provided that the Sponsor gives at least thirty (30) days advance written notice to the Depositor and the Service Provider. In such case, neither the Service Company nor the Custodian will have any responsibility for such distribution. The Depositor (or his or her Beneficiaries) shall be fully responsible for any taxes due on such distribution.

4. Transaction pricing. Any purchase or redemption of shares of the Fund for or from the Custodial Account will be effected at the public offering price or net asset value of the Fund (as described in the then effective prospectus for the Fund) next established after the Service Company has transmitted the Depositor's investment directions to the transfer agent for the Fund. Any purchase, transfer or redemption of shares of the Fund for or from the Custodial Account will be subject to any applicable sales, redemption or other charge as described in the then effective prospectus for the Fund.

5. Recordkeeping. The Service Company shall maintain adequate records of all purchases or sales of shares of the Fund for the Depositor's Custodial Account. Any account maintained in connection herewith shall be in the name of the Custodian for the benefit of the Depositor. All assets of the Custodial Account shall be registered in the name of the Custodian or of a suitable nominee. The books and records of the Custodian shall show that all such investments are part of the Custodial Account.

The Custodian shall maintain or cause to be maintained adequate records reflecting transactions of the Custodial Account. In the discretion of the Custodian, records maintained by the Service Company with respect to the Account hereunder will be deemed to satisfy the Custodian's recordkeeping responsibilities therefor. The Service Company agrees to furnish the Custodian with any information the Custodian requires to carry out the Custodian's recordkeeping responsibilities.

6. Allocation of Responsibility. Neither the Custodian nor any other party providing services to the Custodial Account will have any responsibility for rendering advice with respect to the investment and reinvestment of the Custodial Account, nor shall such parties be liable for any loss or diminution in value which results from Depositor's exercise of investment control over his Custodial Account. Depositor shall have and exercise exclusive responsibility for and control over the investment of the assets of his Custodial Account, and neither Custodian nor any other such party shall have any duty to question his or her directions in that regard or to advise him or her regarding the purchase, retention or sale of shares of the Fund for the Custodial Account.

7. (a) Distributions. Distribution of the assets of the Custodial Account shall be made at such time and in such form as Depositor (or the Beneficiary if Depositor is deceased) shall elect by written order to the Custodian. It is the responsibility of the Depositor (or the Beneficiary) by appropriate distribution instructions to the Custodian to insure that any applicable distribution requirements of Code Section 401(a) (9) and Article IV above are met. If the Depositor (or Beneficiary) does not direct the Custodian to make distributions from the Custodial Account by the time that such distributions are required to commence in accordance with such distribution requirements, the Custodian (and Service Company) shall assume that the Depositor (or Beneficiary) is meeting any applicable minimum distribution requirements from another individual retirement arrangement maintained by the Depositor (or Beneficiary) and the Custodian and Service Company shall be fully protected in so doing. Depositor acknowledges that any distribution of a taxable amount from the Custodial Account (except for distribution on account of Depositor's disability or death, return of an "excess contribution" referred to in Code Section 4973, or a "rollover" from this Custodial Account) made earlier than age 59 1/2 may subject Depositor to an "additional tax on early distributions" under Code Section 72(t) unless an exception to such additional tax is applicable. For that purpose, Depositor will be considered disabled if Depositor can prove, as provided in Code Section 72(m) (7), that Depositor is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration.

        (b) Taxability of distributions. The Depositor acknowledges (i) that any withdrawal from the Custodial Account will be reported by the Custodian in accordance with applicable IRS requirements (currently, on Form 1099-R), (ii) that the information reported by the Custodian will be based on the amounts in the Custodial Account and will not reflect any other individual retirement accounts the Depositor may own and that, consequently, the tax treatment of the withdrawal may be different than if the Depositor had no other individual retirement accounts, and (iii) that, accordingly, it is the responsibility of the Depositor to maintain appropriate records so that the Depositor (or other person ordering the distribution) can correctly compute all taxes due. Neither the Custodian nor any other party providing services to the Custodial Account assumes any responsibility for the tax treatment of any distribution from the Custodial Account; such responsibility rests solely with the person ordering the distribution.

8. Distribution instructions. The Custodian assumes (and shall have) no responsibility to make any distribution except upon the written order of Depositor (or Beneficiary if Depositor is deceased) containing such information as the Custodian may reasonably request. Also, before making any distribution from or honoring any assignment of the Custodial Account, Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees, releases, indemnification agreements, and other documents (including proof of any legal representative's authority) deemed necessary or advisable by Custodian, but Custodian shall not be responsible for complying with any order or instruction which appears on its face to be genuine, or for refusing to comply if not satisfied it is genuine, and Custodian has no duty of further inquiry. Any distributions from the Custodial Account may be mailed, first-class postage prepaid, to the last known address of the person who is to receive such distribution, as shown on the Custodian's records, and such distribution shall to the extent thereof completely discharge the Custodian's liability for such payment.

9. (a) Designated Beneficiary. The term "Beneficiary" means the person or persons designated as such by the "designating person" (as defined below) on a form acceptable to the Custodian for use in connection with the Custodial Account, signed by the designating person, and filed with the Custodian. If, in the opinion of the Custodian or Service Company, any designation of beneficiary is unclear or incomplete, in addition to any documents or assurances the Custodian may request under Section 8, the Custodian or Service Company shall be entitled to request and receive such clarification or additional instructions as the Custodian in its discretion deems necessary to determine the correct Beneficiary(ies) following the Depositor's death. The form designating the Beneficiary(ies) may name individuals, trusts, estates, or other entities as either primary or contingent beneficiaries. However, if the designation does not effectively dispose of the entire Custodial Account as of the time distribution is to commence, the term "Beneficiary" shall then mean the designating person's estate, with respect to the assets of the Custodial Account not disposed of by the designation form. The form last accepted by the Custodian, or its designee, before such distribution is to commence, provided it was received by the Custodian, or its designee, (or deposited in the U.S. Mail or with a reputable delivery service) during the designating person's lifetime, shall be controlling and, whether or not fully dispositive of the Custodial Account, thereupon shall revoke all such forms previously filed by that person. The term "designating person" means Depositor during his/her lifetime; only after Depositor's death, it also means Depositor's spouse if the spouse is a Beneficiary and elects to transfer assets from the Custodial Account to the spouse's own Custodial Account in accordance with applicable provisions of the Code. (Note: Married Depositors who reside in a community property or marital property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), may need to obtain spousal consent if they have not designated their spouse as the primary Beneficiary for at least half of their Custodial Account. Consult a lawyer or other tax professional for additional information and advice.)

(b) Rights of Inheriting Beneficiary. Notwithstanding any provisions in this Agreement to the contrary, when and after the distribution from the Custodial Account to Depositor's Beneficiary commences, all rights and obligations assigned to Depositor hereunder shall inure to, and be enjoyed and exercised by, Beneficiary instead of Depositor.

(c) Election by Spouse. Notwithstanding Section 3 of Article IV of Part Two above, if the Depositor's spouse is the sole Beneficiary on the Depositor's date of death, the spouse will not be treated as the Depositor if the spouse elects not to be so treated. In such event, the Custodial Account will be distributed in accordance with the other provisions of such Article IV, except that distributions to the Depositor's spouse are not required to commence until December 31 of the year in which the Depositor would have turned age 70 1/2.

10. Tax reporting responsibilities.

(a) The Depositor agrees to provide information to the Custodian at such time and in such manner as may be necessary for the Custodian to prepare any reports required under Section 408(i) or Section 408A(d)(3)(E) of the Code and the regulations thereunder or otherwise.

(b) The Custodian or the Service Company will submit reports to the Internal Revenue Service and the Depositor at such time and manner and containing such information as is prescribed by the Internal Revenue Service.

(c) The Depositor, Custodian and Service Company shall furnish to each other such information relevant to the Custodial Account as may be required under the Code and any regulations issued or forms adopted by the Treasury Department thereunder or as may otherwise be necessary for the administration of the Custodial Account.

(d) The Depositor shall file any reports to the Internal Revenue Service which are required of him by law (including Form 5329), and neither the Custodian nor Service Company shall have any duty to advise Depositor concerning or monitor Depositor's compliance with such requirement.

11. Amendments.

(a) Depositor retains the right to amend this Agreement in any respect at any time, effective on a stated date which shall be at least 60 days after giving written notice of the amendment (including its exact terms) to Custodian by registered or certified mail, unless Custodian waives notice as to such amendment. If the Custodian does not wish to continue serving as such under this Custodial Account document as so amended, it may resign in accordance with
Section 15 below.

(b) Depositor delegates to the Custodian the Depositor's right so to amend, provided (i) the Custodian does not change the investments available under this Custodial Agreement, and (ii) the Custodian amends in the same manner all agreements comparable to this one, having the same Custodian, permitting comparable investments, and under which such power has been delegated to it; this includes the power to amend retroactively if necessary or appropriate in the opinion of the Custodian in order to conform this Custodial Account to pertinent provisions of the Code and other laws or successor provisions of law, or to obtain a governmental ruling that such requirements are met, to adopt a prototype or master form of agreement in substitution for this Agreement, or as otherwise may be advisable in the opinion of the Custodian. Such an amendment by the Custodian shall be communicated in writing to Depositor, and Depositor shall be deemed to have consented thereto unless, within 30 days after such communication to Depositor is mailed, Depositor either (i) gives Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) removes the Custodian and appoints a successor under Section 15 below.

Pending the adoption of any amendment necessary or desirable to conform this Agreement to the requirements of any amendment to any applicable provision of the Code or regulations or rulings issued thereunder (including any amendment to Form 5305-A), the Custodian and the Service Company may operate the Custodial Account in accordance with such requirements to the extent that the Custodian and/or the Service Company deem necessary to preserve the tax benefits of the Account.

(c) Notwithstanding the provisions of subsections (a) and (b) above, no amendment shall increase the responsibilities or duties of Custodian without its prior written consent.

(d) This Section 11 shall not be construed to restrict the Custodian's right to substitute fee schedules in the manner provided by Section 14 below, and no such substitution shall be deemed to be an amendment of this Agreement.

12. Terminations (a) This Agreement shall terminate and have no further force and effect upon a complete distribution of the Custodial Account to the Depositor (or his or her Beneficiaries) or to a successor custodian or trustee in accordance with the instructions provided to the Custodian by the Depositor. In addition, the Sponsor shall have the right to terminate this Agreement and instruct the Custodian to distribute the Custodial Account upon thirty (30) days' notice to the Custodian and the Depositor (or his or her Beneficiaries if the Depositor is deceased). In the event of such termination by the Sponsor, the Custodian shall transfer the entire amount in the Custodial Account to a successor custodian or trustee as the Depositor (or his or her Beneficiaries) shall instruct or shall distribute the Custodial Account to the Depositor (or his or her Beneficiaries) if so directed. If, at the end of such thirty (30) day period, the Depositor (or his or her Beneficiaries) has not directed the Custodian to transfer or distribute the amount in the Custodial Account as described above then the Depositor (or his or her Beneficiaries) will be deemed to have directed the Custodian to distribute any amount remaining in the Custodial Account to (i) the Depositor (or to his Beneficiaries as their interests shall appear on file with the Custodian) or, (ii) if the Depositor is deceased with no Beneficiaries on file with the Custodian, then to the Depositor's estate, subject to the Custodian's right to reserve funds as provided in Section 15(b). The Sponsor and the Custodian will be fully protected in making any and all such distributions pursuant to this Section 12(a). The Depositor (or his or her Beneficiaries) shall be fully responsible for any taxes due on such distribution.

(b) Sections 13(f), 15(b) and 15(c) hereof shall survive the termination of the Custodial Account and this Agreement. Upon termination of the Custodial Account and this Agreement, the Custodian shall be relieved from all further liability hereunder or with respect to the Custodial Account and all assets thereof so distributed.

13. Responsibilities of Custodian and service providers

(a) In its discretion, the Custodian may appoint one or more contractors or service providers to carry out any of its functions and may compensate them from the Custodial Account for expenses attendant to those functions. In the event of such appointment, all rights and privileges of the Custodian under this Agreement shall pass through to such contractors or service providers who shall be entitled to enforce them as if a named party.

(b) The Service Company shall be responsible for receiving all instructions, notices, forms and remittances from Depositor and for dealing with or forwarding the same to the transfer agent for the Fund.

(c) The parties do not intend to confer any fiduciary duties on Custodian or Service Company (or any other party providing services to the Custodial Account), and none shall be implied. Neither shall be liable (or assumes any responsibility) for the collection of contributions, the proper amount, time or tax treatment of any contribution to the Custodial Account or the propriety of any contributions under this Agreement, or the purpose, time, amount (including any minimum distribution amounts), tax treatment or propriety of any distribution hereunder, which matters are the sole responsibility of Depositor and Depositor's Beneficiary.

(d) Not later than 60 days after the close of each calendar year (or after the Custodian's resignation or removal), the Custodian or Service Company shall file with Depositor a written report or reports reflecting the transactions effected by it during such period and the assets of the Custodial Account at its close. Upon the expiration of 60 days after such a report is sent to Depositor (or Beneficiary), the Custodian or Service Company shall be forever released and discharged from all liability and accountability to anyone with respect to transactions shown in or reflected by such report except with respect to any such acts or transactions as to which Depositor shall have filed written objections with the Custodian or Service Company within such 60 day period.

(e) The Service Company shall deliver, or cause to be delivered, to Depositor all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Fund credited to the Custodial Account. No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Depositor.

(f) Depositor shall always fully indemnify Service Company, Distributor, the Fund(s), Sponsor and Custodian and save them harmless from any and all liability whatsoever which may arise either (i) in connection with this Agreement and the matters which it contemplates, except that which arises directly out of the Service Company's, Distributor's, Fund's, Sponsor's or Custodian's bad faith, gross negligence or willful misconduct, (ii) with respect to making or failing to make any distribution, other than for failure to make distribution in accordance with an order therefor which is in full compliance with Section 8, or
(iii) actions taken or omitted in good faith by such parties. Neither Service Company nor Custodian shall be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement or such matters unless agreed upon by that party and Depositor, and unless fully indemnified for so doing to that party's satisfaction.

(g) The Custodian and Service Company shall each be responsible solely for performance of those duties expressly assigned to it in this Agreement, and neither assumes any responsibility as to duties assigned to anyone else hereunder or by operation of law. (h) The Custodian and Service Company may each conclusively rely upon and shall be protected in acting upon any written order from Depositor or Beneficiary, or any other notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed, and so long as it acts in good faith, in taking or omitting to take any other action in reliance thereon. In addition, Custodian will carry out the requirements of any apparently valid court order relating to the Custodial Account and will incur no liability or responsibility for so doing.

14. Fees and Expenses.

(a) The Custodian or its designee, in consideration of its services under this Agreement, shall receive the fees specified on the applicable fee schedule. The fee schedule originally applicable shall be the one specified in the Adoption Agreement or Disclosure Statement, as applicable. The Custodian may substitute a different fee schedule at any time upon 30 days' written notice to Depositor. The Custodian, or its designee, shall also receive reasonable fees for any services not contemplated by any applicable fee schedule and either deemed by it to be necessary or desirable or requested by Depositor.

(b) Any income, gift, estate and inheritance taxes and other taxes of any kind whatsoever, including transfer taxes incurred in connection with the investment or reinvestment of the assets of the Custodial Account, that may be levied or assessed in respect to such assets, and all other administrative expenses incurred by the Custodian in the performance of its duties (including fees for legal services rendered to it in connection with the Custodial Account) shall be charged to the Custodial Account. If the Custodian is required to pay any such amount, the Depositor (or Beneficiary) shall promptly upon notice thereof reimburse the Custodian.

(c) All such fees and taxes and other administrative expenses charged to the Custodial Account shall be collected either from the amount of any contribution or distribution to or from the Custodial Account, or (at the option of the person entitled to collect such amounts) to the extent possible under the circumstances by the conversion into cash of sufficient shares of the Fund held in the Custodial Account (without liability for any loss incurred thereby). Notwithstanding the foregoing, the Custodian or Service Company may make demand upon the Depositor for payment of the amount of such fees, taxes and other administrative expenses. Fees which remain outstanding after 60 days may be subject to a collection charge.

15. Resignation or Replacement of Custodian.

(a) Upon 90 days prior written notice to the Custodian, Depositor or Sponsor, as the case may be, may remove it from its office hereunder. Such notice, to be effective, shall designate a successor custodian and shall be accompanied by the successor's written acceptance. The Custodian also may at any time resign upon 90 days' prior written notice to Sponsor, whereupon the Sponsor shall notify the Depositor (or Beneficiary) and shall appoint a successor to the Custodian. In connection with its removal or resignation hereunder, the Custodian may, but is not required to, designate a successor custodian by written notice to the Sponsor or Depositor (or Beneficiary) if neither the Sponsor nor Depositor (or Beneficiary) designate a successor custodian, and the Sponsor or Depositor (or Beneficiary) will be deemed to have consented to such successor unless the Sponsor or Depositor (or Beneficiary) designates a different successor custodian and provides written notice thereof together with such a different successor's written acceptance by such date as the Custodian specifies in its original notice to the Sponsor or Depositor (or Beneficiary) (provided that the Sponsor or Depositor (or Beneficiary) will have a minimum of 30 days to designate a different successor).

(b) The successor custodian shall be a bank, insured credit union, or other person satisfactory to the Secretary of the Treasury under Code Section 408(a)(2). Upon receipt by Custodian of written acceptance by its successor of such successor's appointment, Custodian shall transfer and pay over to such successor the assets of the Custodial Account and all records (or copies thereof) of Custodian pertaining thereto, provided that the successor custodian agrees not to dispose of any such records without the Custodian's consent. Custodian is authorized, however, to reserve such sum of money or property as it may deem advisable for payment of all its fees, compensation, costs, and expenses, or for payment of any other liabilities constituting a charge on or against the assets of the Custodial Account or on or against the Custodian, with any balance of such reserve remaining after the payment of all such items to be paid over to the successor custodian.

(c) No custodian shall be liable for the acts or omissions of its predecessor or its successor.

16. Applicable Code. References herein to the "Code" and sections thereof shall mean the same as amended from time to time, including successors to such sections.

17. Delivery of notices. Except where otherwise specifically required in this Agreement, any notice from Custodian to any person provided for in this Agreement shall be effective if sent by first-class mail to such person at that person's last address on the Custodian's records.

18. Exclusive benefit. Depositor or Depositor's Beneficiary shall not have the right or power to anticipate any part of the Custodial Account or to sell, assign, transfer, pledge or hypothecate any part thereof. The Custodial Account shall not be liable for the debts of Depositor or Depositor's Beneficiary or subject to any seizure, attachment, execution or other legal process in respect thereof except to the extent required by law. At no time shall it be possible for any part of the assets of the Custodial Account to be used for or diverted to purposes other than for the exclusive benefit of the Depositor or his/her Beneficiary except to the extent required by law. 19. Applicable law/Interpretation. When accepted by the Custodian, this Agreement is accepted in and shall be construed and administered in accordance with the laws of the state where the principal offices of the Custodian are located. Any action involving the Custodian brought by any other party must be brought in a state or federal court in such state. This Agreement is intended to qualify under the Code as an individual retirement account and entitle Depositor to the retirement savings deduction under section 219 if available. If any provision of this Agreement is subject to more than one interpretation or any term used herein is subject to more than one construction, such ambiguity shall be resolved in favor of that interpretation or construction which is consistent with the intent expressed in the preceding sentence.

However, the Custodian shall not be responsible for whether or not such intentions are achieved through use of this Agreement, and Depositor is referred to Depositor's attorney for any such assurances.

20. Professional advice.
Depositor is advised to seek advice from Depositor's attorney regarding the legal consequences (including but not limited to federal and state tax matters) of entering into this Agreement, contributing to the Custodial Account, and ordering Custodian to make distributions from the Custodial Account. Depositor acknowledges that Custodian, Service Company, and Sponsor (and any company associated therewith) are prohibited by law from rendering such advice.

21. Definition of written notice. If any provision of any document governing the Custodial Account provides for notice, instructions or other communications from one party to another in writing, to the extent provided for in the procedures of the Custodian, Service Company or another party, any such notice, instructions or other communications may be given by telephonic, computer, other electronic or other means, and the requirement for written notice will be deemed satisfied.
22. Governing documents. The legal documents governing the Custodial Account are as follows:

(a) For a Traditional IRA under Code Section 408(a), the provisions of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Custodial Account.
(b) The Depositor acknowledges that the Sponsor and/or Service Company may require the establishment of different Traditional IRA accounts to hold pre-tax amounts and any after-tax amounts.

23. Conformity to IRS Requirements. This Agreement and the Adoption Agreement signed by the Depositor (as either may be amended) are the documents governing the Custodial Account. Articles I through VII of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-A, as modified by subsequent guidance. It is anticipated that, if and when the Internal Revenue Service promulgates further changes to Form 5305-A, the Custodian will amend this Agreement correspondingly.

24. Recharacterization. In accordance with the requirements of section 408A(d)(6) and regulations thereunder, the Depositor may recharacterize a contribution to a Roth IRA as a contribution to a Traditional IRA. The Depositor agrees to observe any limitations imposed by the Service Company on the number of such transactions in any year (or any such limitations or other restrictions that may be imposed by the Service Company or the IRS).

25. Representations by Depositor. The Depositor acknowledges that he or she has received and read the current prospectus for the Fund in which his or her Custodial Account is invested and the Individual Retirement Account Disclosure Statement related to the Custodial Account. The Depositor represents under penalties of perjury that his or her Social Security number (or other Taxpayer Identification Number) as stated in the Adoption Agreement is correct.

26. Custodial Acceptance. If all required forms and information are properly submitted, State Street Bank and Trust Company will accept appointment as Custodian of the Custodial Account. However, this Agreement (and the Adoption Agreement) is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Custodial Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated in the Depositor's Adoption Agreement will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Custodial Account.

27. Minor Depositor. If the Depositor is a minor under the laws of his or her state of residence, then a parent or guardian shall exercise all powers and duties of the Depositor, as indicated herein, and shall sign the Adoption Agreement on behalf of the minor. The Custodian's acceptance of the Custodial Account on behalf of any Depositor who is a minor is expressly conditioned upon the agreement of the parent or guardian to accept the responsibility to exercise all such powers and duties, and all parties hereto so acknowledge. Upon attainment of the age of majority under the laws of the Depositor's state of residence at such time, the Depositor may advise the Custodian in writing (accompanied by such documentation as the Custodian may require) that he or she is assuming sole responsibility to exercise all rights, powers, obligations, responsibilities, authorities or requirements associated with the Custodial Account. Upon such notice to the Custodian, the Depositor shall have and shall be responsible for all of the foregoing, the Custodian will deal solely with the Depositor as the person controlling the administration of the Custodial Account, and the Depositor's parent or guardian thereafter shall not have or exercise any of the foregoing. (Absent such written notice from the Depositor, Custodian shall be under no obligation to acknowledge the Depositor's right to exercise such powers and authority and may continue to rely on the parent or guardian to exercise such powers and authority until notified to the contrary by the Depositor.)

28. Depositor's responsibilities. Depositor acknowledges that it is his/her sole responsibility to report all contributions to or withdrawals from the Custodial Account correctly on his or her tax returns, and to keep necessary records of all the Depositor's IRAs (including any that may be held by another custodian or trustee) for tax purposes. All forms must be acceptable to the Custodian and dated and signed by the Depositor.

NORTHEAST INVESTORS TRUST
traditional IRA ADOPTION AGREEMENT
IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A
NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account, we ask for your name, address, date of birth, social security number and other information that will allow us to identify you. Until you provide the requested information and we have verified your identity, we will be unable to open an account for you or to effect any transaction on your behalf.

1. Depositor Information

Please print clearly in CAPITAL LETTERS

First Name Middle Initial Last Name

Social Security Number Date of Birth

Street Address Apartment or Box Number

City State Zip Code

Daytime Telephone Number Evening Telephone Number

E-mail address

2. Type of IRA, Amount of Investment, and Related Certifications

Please indicate the type of IRA that is to be opened by checking the appropriate box, writing theamount of your Investment, and, if applicable, the Tax Year to which your contribution applies. Please be sure to read the related certifications and be sure that the certifications accurately reflect your circumstances.

Traditional IRA Contribution of $ for Tax Year
Should not exceed your IRA annual contribution limit for the year. (See the Disclosure Statement for the limits in effect for different years.). The minimum initial investment is $500.

SEP IRA Contribution of $ for Tax Year
Simplified employee pension plan ("SEP") contribution. Attach a copy of your employer's IRS Form 5305-SEP to your Adoption Agreement.
Check as applicable: Employer contribution Employee contribution

Spousal Traditional IRA Contribution of $ for Tax Year
If your spouse has less compensation or earned income than you, you may establish spousal Traditional IRAs (one for you and one for your spouse) and contribute up to the IRA annual contribution limit in effect for the year to each spouse's IRA If you have this much compensation or earned income. Complete a separate Adoption Agreement Form for each spousal Traditional
IRA.

Transfer or Rollover of Existing IRA
Transfer of existing Traditional IRA of $ directly from current custodian or trustee or a rollover within 60 days after withdrawing from existing Traditional IRA.

Transfer or Rollover of Employer Plan, 403(b) Account or Eligible 457 Plan Transfer ("direct rollover") of existing qualified employer plan, 403(b) account or eligible governmental 457 deferred compensation plan, or a regular
rollover of account of $    within 60 days after distribution to you.

Transfer or Rollover of SIMPLE IRA
Transfer or regular rollover (within 60 days after distribution to you) of $ from existing SIMPLE IRA. Caution: Do not transfer to this Traditional IRA from a SIMPLE IRA during the first two years after the SIMPLE IRA was established.

Recharacterization of Existing Roth IRA
Undoing a conversion of a Traditional IRA to a Roth IRA by reconverting the Roth IRA back into a Northeast Investors Trust Traditional IRA.

Give current Roth IRA Account No.:

Indicate amount recharacterized, if less than entire account balance: $ (If no amount is inserted here, we will recharacterize the entire account balance.)

With another custodian or trustee: Complete the Northeast Investors Trust Traditional IRA Transfer/Direct Rollover of Current Retirement Assets Form.

Inherited IRA**
Check this box if the IRA you are establishing will hold inherited assets (assets that you are receiving as a beneficiary of a deceased IRA owner or plan participant). If you do not check this box, you are certifying that you are the owner of this IRA in your own right and are not subject to the special rules for an inheriting beneficiary of a deceased IRA owner or plan participant.

I am transferring inherited/beneficiary assets from another IRA or an employer plan account in accordance with applicable tax law requirements, and I am the (check applicable box) surviving spouse or a non-spousal beneficiary. [For a non-spousal beneficiary, the account will be registered as a decedent IRA.]

If a surviving spouse, register my IRA as an inherited IRA or IRA in my name (i.e., not an inherited IRA).
The date of the deceased IRA account owner/plan participant's death: ___________________.

Note: If the participant had started to receive required minimum distributions from an employer plan or IRA, the surviving spouse must receive required minimum distributions from the inheritedTraditional IRA.

See page 18 of Disclosure Statement for more information on the tax implications of the above choice.

3. Designation of Beneficiary
If you do not choose to designate a beneficiary for your Traditional IRA or if no designated beneficiary survives you, your Traditional IRA will go to your estate (unless otherwise provided by the laws of your state of residence). You may change your designation of beneficiary or beneficiaries by filing a new designation of beneficiary with Northeast Investors Trust. Any such subsequent designation will revoke all prior designation(s), even if the subsequent designation does not dispose of your entire account.

Please note that the selection of a beneficiary can have important estate and tax planning consequences. Accordingly, consult a competent professional if needed. Also, consult your attorney if you are a resident of a community or marital property state for legal requirements.

As depositor, I hereby designate the person(s) named below as the primary beneficiary(ies) in the event of my death before my account has been paid to me in full. If any, but fewer than all, of the primary beneficiaries predecease me, the share of the deceased primary beneficiary(ies) will be divided among the surviving primary beneficiary(ies) in proportion to the percentage otherwise payable to each surviving primary beneficiary. If all primary beneficiaries predecease me, the value of my account shall be distributed to the contingent beneficiary(ies} designated below who survive me. If any, but fewer than all, of the contingent beneficiaries predecease me, the share of the deceased contingent beneficiary(ies) will be divided among the surviving contingent beneficiary(ies) in proportion to the percentage otherwise payable to each such surviving contingent beneficiary. If two or more persons are named as primary or contingent beneficiaries, and no percentage is indicated, I intend that the surviving persons listed shall receive equal portions. (If the beneficiary is a trust, please indicate the name, address, and date of the trust).

[Designation of Beneficiary Form on next page.]

Primary Beneficiary or Beneficiaries:
Pay my account to the primary beneficiary or beneficiaries named below who are living at my death:

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Contingent Beneficiary or Beneficiaries:

If no primary beneficiary is living at my death, pay the Account to the contingent beneficiary or beneficiaries named below who are living at my death:

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

*Shares for each IRA's beneficiary must add up to 100%. Please do not indicate fractional percentages (for example, if there are three beneficiaries, indicate 33%, 33% and 34%).

4. Certifications & Signature
I hereby adopt with the Custodian this Northeast Investors Traditional Individual Retirement Account under Internal Revenue Code Section 408(a), using the State Street Bank and Trust Company Traditional IRA Custodial Agreement (which is incorporated by reference). I have received and read the Northeast Investors Trust Traditional IRA Disclosure Statement and the prospectus of the fund. I certify under penalties of perjury that my Social Security number above is correct. I further certify that I am a U.S. Person (a U.S. citizen or a resident alien).

With respect to an Inherited IRA, if applicable, I further certify the following:

.. For a regular rollover within 60 days, I certify that (i) I have not made another rollover within the one-year period immediately preceding this rollover, (ii) such distribution was received within 60 days of making the rollover to this Account, and (iii) no portion of the amount to be rolled over is a required minimum distribution under the required distribution rules or a hardship distribution for an employer plan under Code sections 401(a), 403(b) or a 457 eligible governmental plan.

.. If I am an electing surviving spouse or non-spouse beneficiary, I acknowledge that (i) the required minimum distribution rules for a beneficiary apply to the Account, (ii) I am responsible for providing the Custodian with appropriate withdrawal instructions in order to satisfy such rules, and (iii) failure to withdraw amounts as needed to satisfy such rules may result in significant penalty taxes.

Depositor Signature Date

Custodian Acceptance. State Street Bank and Trust Company will accept appointment as Custodian of the Depositor's Account. However, this Agreement is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated above will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Depositor's Account.

STATE STREET BANK AND TRUST COMPANY, CUSTODIAN
If the above Depositor is a minor under the laws of the Depositor's state of residence, a parent or guardian must also sign the Adoption Agreement in the space provided below. Until the Depositor reaches the age of majority, the parent or guardian will exercise the powers and duties of Depositor.

Signature of Parent or Guardian Social Security Number Date of Birth Date

Residential Address of Parent or Guardian:

_______________________________________________________

If you wish to receive periodic withdrawals, please complete the enclosed Universal Withdrawal Authorization Form and return it with this Adoption Agreement. A signature guarantee is not required when a request for periodic withdrawals accompanies an Adoption Agreement for a new account.

Note: Please send all checks, a completed Adoption Agreement and any other forms and/or related documents to the following address:

Northeast Investors Trust
125 High Street
Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.

RETAIN A PHOTOCOPY OF THE COMPLETED ADOPTION AGREEMENT FOR YOUR
RECORDS.

NORTHEAST INVESTORS TRUST TRADITIONAL
IRA TRANSFER/DIRECT ROLLOVER OF CURRENT
RETIREMENT ASSETS FORM
Instructions:
To transfer an existing IRA or to make a direct rollover of eligible funds from your employer's qualified plan, 403(b) arrangement or governmental employer eligible deferred compensation plan, complete this authorization form and send it to Northeast Investors Trust with the other documents establishing your Northeast Investors Trust Traditional IRA. IMPORTANT: If you are now receiving minimum distributions in accordance with the age 70 1/2 rules, be sure that the amount to be transferred does not include any amounts which are required to be distributed to you; also, you should be sure to file a Universal Withdrawal Authorization Form with Northeast Investors Trust indicating the amount that should be distributed to you annually under the age 70 1/2 rules to avoid possible penalties.

To:

Name of Current Trustee/Custodian/Plan Administrator

Address

Telephone Number

Re:

Name Appearing on Your Current Account

Your Address

Your Current Account Number

INSTRUCTIONS TO CURRENT TRUSTEE/CUSTODIAN/PLAN ADMINISTRATOR:

Please transfer or direct rollover (if qualified plan, 403(b) or 457 assets) the following amount to my Northeast Investors Trust Traditional IRA (payee and address directions are at the bottom of this form):

... Liquidate all assets and transfer the proceeds

... Liquidate __________shares and transfer the proceeds

... Transfer $__________

This transfer is to be executed from fiduciary to fiduciary in a manner that will not place me in actual or constructive receipt of any of the transferred assets. (However, please note that direct rollovers are subject to IRS reporting.) A completed IRA Adoption Agreement must accompany this form unless you already have a Northeast Investors Trust Traditional IRA.

Your Signature* Date

If you want the funds transferred directly to your existing Traditional IRA with Northeast Investors Trust, please indicate your account number: __________________________


*Please ask your present trustee or custodian if a signature guarantee is required. If required, the following signature guarantee should be completed. Your signature may be guaranteed by a bank, a member of a stock exchange, or other eligible guarantor. Notarizations are not acceptable.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Officer or other Authorized Signatory and Title

CURRENT ACCOUNT TYPE:

Rollover IRA SIMPLE IRA 403(b)
Traditional IRA Qualified Plan Eligible 457 Plan
SEP-IRA Inherited IRA/Employer Plan

(Below Line for Bank Use)
State Street Bank and Trust Company, as custodian of the above individual's Northeast Investors Trust Traditional IRA retirement account, requests the transfer or direct rollover of assets as indicated above. The Northeast Investors Traditional IRA meets the requirements of Code Section 408(a) and is qualified to receive the transfer or direct rollover requested above.

State Street Bank and Trust Company, Custodian

Date: By:

To Current Trustee/Custodian: Please return a copy of this form with your response. Make checks payable to Northeast Investors Trust. Address for checks, forms, etc.:

Northeast Investors Trust,
125 High Street
Boston, MA 02110.

If you have any questions please call 1-800-225-6704.

NORTHEAST INVESTORS TRUST
UNIVERSAL IRA WITHDRAWAL AUTHORIZATION FORM

1. Depositor Information

Please print clearly in CAPITAL LETTERS

First Name Middle Initial Last Name

Social Security Number Date of Birth

Street Address Apartment or Box Number

City State Zip Code

Daytime Telephone Number Evening Telephone Number

E-mail address

2. Type of Withdrawal

 Normal Individual is over age 59 1/2.

 Required Individual is age 70 1/2 or older (Non-Roth IRAs only)

 Disability Individual certifies that the individual is disabled and therefore unable to engage In any substantial gainful activity by reason of a medically determinable physical or mental Impairment which can be expected to be of long continued or indefinite duration or to result in death.

 Premature Individual is under age 59 1/2 and not disabled. The individual acknowledges that this withdrawal may involve a 10% Federal penalty tax on the taxable amount withdrawn, in addition to the inclusion of the taxable amount in income for the year the withdrawal is received. Consult with your tax advisor for additional information.

 Conversion to
 Roth IRA
 Conversion of the Traditional IRA to a Roth IRA.

 Death Each beneficiary of a deceased individual must complete this form, have his or her signature guaranteed, and enclose a certified copy of the death certificate. If the beneficiary Is not a named individual, the legal representative must complete this form, have his or her signature guaranteed, and enclose a copy of his or her court appointment and a certified copy of the death certificate.

 Premature/ Life Expectancy
 Individual is under age 59 1/2 and elects substantially equal periodic payments over his or her life expectancy or joint life expectancy of individual and designated beneficiary. If the individual changes the payment method prior to the later of attaining age 59 1/2 or five (5) years from the date of the first payment, the IRS may impose a 10% penalty on all payments received prior to age 59 1/2.

 Medical Expenses
 The individual certifies that the amount withdrawn does not exceed the individual's deductible medical expenses for the year of the withdrawal (generally speaking, medical expenses paid during a year are deductible if they are not covered or reimbursable by health insurance and they exceed 7.5% of the individual's adjusted gross income for that year).

 Health Insurance Premiums
 The individual certifies that (i) the amount withdrawn does not exceed the amount the individual paid for health insurance coverage for the individual and/or the individual's spouse or dependents, (ii) the individual received state or Federal unemployment compensation benefits for at least
 12 weeks, (iii) the withdrawal is being made in the calendar year in which the unemployment benefits were received or the following calendar year, and (iv) the withdrawal is not being made after the individual had been reemployed for 60 or more days.

 Eligible Higher Education Expenses
 The individual certifies that the amount withdrawn does not exceed eligible higher education expenses. These are expenses for tuition, fees, books and supplies necessary to attend an institution for postsecondary education. Room and board are eligible expenses for students attending at least half-time. The student may be the individual, individual's spouse, or child or grandchild of individual or spouse. Expenses covered by a scholarship or other educational assistance payment or tax-advantaged source of financing are not eligible expenses.

 Eligible First-Time Homebuyer Expenses
 The individual certifies that the amount withdrawn does not exceed eligible first-homebuyer expenses. These include costs of purchase, construction or reconstruction of a principal residence (including normal settlement, financing or closing costs). The homebuyer may be the individual, the individual's spouse, or the child, grandchild, parent or grandparent of the individual or individual's spouse. A "first-time homebuyer" is an individual who has not (and, if married, whose spouse has not) had an ownership interest in a principal residence during the two-year period immediately preceding the home purchase. The expenses must be paid within 120 days after the withdrawal. There is a $10,000 lifetime limit on eligible first-time homebuyer expenses for any individual.

 Other
___________________________________________________________
3. Method of Withdrawal (Check One):
Total Withdrawal (Account Termination) Periodic Withdrawal of $_________________ Quarterly Dividends Date of Transaction (1st, 10th, 15th, 25th)
Partial Withdrawal of $______________ Monthly
Quarterly (January, April, July, October)
Quarterly (February, May, August, November)
Quarterly (March, June, September, December)

If you wish to receive distributions based upon your life expectancy, please call our office at 1-800-225-6704 and we will send you IRS-approved life expectancy tables. We also recommend that you consult with your tax advisor to determine the required dollar amount of your distribution. Once you have determined the correct dollar amount, submit a completed Universal IRA Withdrawal Authorization Form to us at least 30 days prior to your desired withdrawal date.

4. Form of Withdrawal (Check One):
CASH (Liquidation)
IN KIND (Shares of Northeast Investors Trust will be re-registered to you). For new accounts, enclose completed Adoption Agreement. For existing accounts, please include account number _______________

Electronic Funds Transfer/ACH. To have funds electronically transferred for periodic payments only, your bank must be an Automated Clearing House (ACH) member and you must attach a voided check or deposit slip including your bank routing number.

5. Withholding Election (Check One):
(See the Tax Information below)

I do not want to have Federal Income Tax and applicable State Income Tax withheld from my withdrawal.

I do want to have Federal Income Tax and applicable State Income Tax withheld from my withdrawal. ($10.00 fee each time). [10% withholding for Federal Income Tax applies unless otherwise instructed in writing.]

Please withhold $__________________ from each withdrawal for Federal Income Tax ($10.00 Tax withholding fee charged each time).

Please withhold $__________________ from each withdrawal for State Income Tax ($10.00 Tax withholding fee charged each time).

Tax Information:

The Custodian shall report withdrawals on Form 1099-R based solely on information known by the Custodian about amounts held in your Northeast Investors Trust IRA account(s). However, tax on the amount withdrawn may be determined based on amounts contributed to all of your IRA accounts, including those not under the Custodian's control. Thus, you have sole responsibility for correctly determining and reporting the withdrawal on your income tax returns.

Withdrawals from an IRA (other than non-taxable direct transfers to another IRA custodian, nontaxable rollovers to another IRA or plan, or withdrawals of nondeductible contribution amounts) are subject to federal income tax withholding unless you elect no withholding when completing this Universal IRA Withdrawal Authorization Form. Qualifying withdrawals from a Roth IRA are not subject to federal income tax (see the Northeast Investors Trust Roth IRA Disclosure Statement for an explanation of the circumstances when qualifying withdrawals are tax-free); therefore, for such withdrawals, you may wish to elect no withholding. Unless you elect no withholding, 10% of each distribution will be withheld as Federal income taxes. In addition, there may be withholding of state income taxes depending on your state of residence.

If you elect no withholding, your election will remain in effect until revoked. You may revoke your no withholding election in writing at any time. Please note that, if you elect no withholding or have an insufficient amount withheld from your withdrawal, you may have to pay estimated tax. Insufficient payments of estimated tax may result in penalties.

If you have a Massachusetts address and have federal withholding, we are required to withhold Massachusetts income taxes also. Complete Massachusetts Form M-4P so that your Massachusetts income taxes may be calculated correctly. Depending on your number of exemptions and the amount of your IRA withdrawals, there may be no actual withholding. If your legal residence is not Massachusetts (even though you have a Massachusetts address), check the box in item 5 of the Form M-4P to avoid Massachusetts income tax withholding.

Please contact Northeast Investors Trust if you wish to have us send you IRS Form W-4P or Massachusetts Form M-4P.

The undersigned individual authorizes the withdrawal specified above and the withholding election completed above. The undersigned acknowledges that proper income tax reporting depends on the correct completion of this form and certifies that the box checked under Type of Withdrawal (above) is correct; and that it is the undersigned's responsibility to determine correctly the amount of tax that may be due based on all IRA accounts the undersigned may own (including those unknown by or not under the control of the Custodian); the undersigned agrees to indemnify and hold harmless the Custodian and its agents and service providers (including Northeast Investors Trust) from any losses or expenses incurred if such information is not correct. The undersigned acknowledges that it is his or her responsibility to properly calculate, report, and pay all taxes due with respect to the withdrawal specified above.

Signature** Date

**Signature must be guaranteed by a bank or trust company, securities broker or dealer, credit union, securities exchange or association, securities clearing agency or savings association. Notarizing or witnessing will not suffice.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Officer or other Authorized Signatory and Title

Note: Please send this completed Northeast Investors Universal IRA Withdrawal Authorization Form and any related documents to the following address:

Northeast Investors Trust
125 High Street
Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.
RETAIN A PHOTOCOPY OF THE COMPLETED FORM FOR YOUR RECORDS.


NORTHEAST INVESTORS TRUST
PRIVACY POLICY NOTICE
Northeast Investors Trust (the "Trust") recognizes and respects the privacy of its shareholders and to that end is committed to safeguarding your personal information.

Why do we collect personal information? The Trust collects, retains and uses shareholder information for the purpose of administering its operations, providing shareholder service, and complying with legal and regulatory requirements.

How do we collect personal information? The Trust collects personal information during the account opening process. The Trust will collect and share
(if necessary) name, street address, social security number and date of birth. We make every effort to maintain the most up to date, complete and accurate shareholder and account information. If you believe any information is inaccurate please call us at 800-225-6704. We will investigate the problem, and if it is determined that the information is incorrect, we will take appropriate action quickly and according to industry practices and applicable law.

How does the Trust protect personal information? Shareholder information is accessible only by authorized individuals or as set forth below. Our employees are responsible to protect the confidentiality of shareholder information and are subject to appropriate disciplinary measures to enforce that responsibility.

The Trust maintains appropriate safeguards regarding shareholders information. This includes use of security procedures to prevent revealing shareholder information to inappropriate or unauthorized sources. These measures also include computer safeguards and secured files and buildings.

Does the Trust share personal information? We do not sell shareholder information to anyone, nor do we exchange or share shareholder information with outside organizations unless the third party is essential in administering our operations; this sharing is permitted by law and cannot be limited by shareholders. For example, we work with our custodian bank, State Street
Bank & Trust Company, to assist in providing payments to shareholders. The Trust does not reveal specific information about shareholders or their accounts to unaffiliated third parties with the following exceptions:

1. If the shareholder requests it;

2. If the information is required by or allowed by law (for example, a subpoena or court order to produce records regarding the shareholder's account with the Trust). In such instances, information provided is limited to that required by the specific law;

3. If the information is required by a Trust auditor or examiner for the purpose of completing an audit or regulatory examination of the Trust;

4. To make available products or services to us, such as computer programming services, but excluding marketing activities, that are offered by a third party who is under agreement to provide these services. These companies or vendors must agree to respect the privacy of any shareholder information provided and will be authorized to use such information only to perform the services required by the Trust.

These policies also apply, to the extent applicable, to persons who visit our website and provide us with any personal information other than their name, address and general area of investment interest
 NORTHEAST INVESTORS TRUST
                            ROTH IRA INVESTOR'S KIT
                                125 High Street
                                Boston, MA 02110
                            Telephone: 800-225-6704

Table of Contents
NORTHEAST INVESTORS TRUST
ROTH IRA DISCLOSURE STATEMENT..........................................1

INTRODUCTION...........................................................1
ROTH IRA vs. TRADITIONAL IRA...........................................1

ESTABLISHING A ROTH IRA................................................1
How to Open a Roth
IRA....................................................................1
How to Open a Conversion or Rollover Roth IRA..........................2
How to Open a Spousal Roth IRA.........................................2
How to Open an "Inherited" Roth IRA....................................2
How to Withdraw From a Roth IRA........................................2
Summary................................................................3

GENERAL INFORMATION....................................................3
Revocation.............................................................4
Three Important Points.................................................4

ELIGIBILITY............................................................5
Roth IRAs for You and Your Spouse......................................5
Roth IRAs for Divorced Individuals.....................................5

CONTRIBUTIONS..........................................................5
IRA Annual Contribution Limits.........................................5
Special Catch-Up Contribution Rules....................................5
Spousal IRA Contribution Limits........................................5
Coordination with Traditional IRA Contributions........................6
Adjusted Gross Income..................................................6
Contribution Limits Based On Modified AGI..............................6
Due Date for Contributions.............................................7

CONVERSIONS / ROLLOVERS................................................7
Conversion from a Traditional IRA......................................7
Other Conversions......................................................8
Will Conversion of My Traditional IRA Be Advantageous?.................8
Rollovers of Roth Accounts.............................................8
Rollovers by a Surviving Spouse........................................9
Rollovers by a Non-Spouse Beneficiary..................................9

DEDUCTIONS.............................................................9
No Deductions..........................................................9
Income Tax Credit for Contributions....................................9

INVESTMENTS............................................................10
Investment of Account..................................................10
Growth of Your Account.................................................10

EXCESS CONTRIBUTIONS...................................................10

RECHARACTERIZING YOUR CONTRIBUTION.....................................11

WITHDRAWALS............................................................11
Withdrawals from Your ROTH IRA.........................................11
No Mandatory Withdrawals at Age 70 1/2.................................14
How to Make Withdrawals................................................14
A Word about Reporting.................................................14

DEATH BENEFITS.........................................................14

SOME THINGS TO AVOID...................................................15

MAINTENANCE FEE AND OTHER CHARGES......................................15
Annual Maintenance Fee.................................................15
Tax Withholding Fee....................................................15
Northeast Investors Trust Fee..........................................15

STATE TAX RULES........................................................16

IRS REPORTS AND RETURNS................................................16

STATE STREET BANK AND TRUST COMPANY ROTH IRA CUSTODIAL AGREEMENT.......17

NORTHEAST INVESTORS TRUST
ROTH IRA ADOPTION AGREEMENT............................................25

NORTHEAST INVESTORS TRUST
ROTH IRA TRANSFER/CONVERSION FORM......................................31

NORTHEAST INVESTORS TRUST
UNIVERSAL IRA WITHDRAWAL AUTHORIZATION FORM............................33

                           NORTHEAST INVESTORS TRUST
                         ROTH IRA DISCLOSURE STATEMENT

INTRODUCTION

This Northeast Investors Trust Roth IRA Disclosure Statement (the "Disclosure Statement") provides a general, non-technical explanation of the rules governing your Northeast Investors Trust Roth Individual Retirement Account ("Roth IRA") for which State Street Bank and Trust Company serves as Custodian. However, the Northeast Investors Trust Roth IRA Adoption Agreement (the "Adoption Agreement") and the State Street Bank and Trust Company Roth IRA Custodial Agreement (the "Custodial Agreement") are the primary documents controlling the terms and conditions of your Northeast Investors Trust Roth IRA, and these shall govern should there appear to be any inconsistency with the Disclosure Statement.

The Disclosure Statement reflects the provisions of the Internal Revenue Code (the "Code") as in effect as of the date the Disclosure Statement was prepared. Please consult your tax advisor for more complete information and to review any applicable tax law changes. Also, refer to the Internal Revenue Service's (the "IRS") Publication 590 or visit the IRS website at www.irs.gov for additional information.

ROTH IRA vs. TRADITIONAL IRA
This Disclosure Statement describes the Northeast Investors Trust Roth IRA which became available January 1, 1998. The booklet does not describe our Traditional IRA, which has been available for many years.

The main difference between a Roth IRA and a Traditional IRA is that contributions to a Traditional IRA may be deductible on your federal income tax return. Later, withdrawals are taxable (except for any prior nondeductible contributions).

Contributions to a Roth IRA are not deductible. However, withdrawals that meet certain requirements are not included in your taxable income. This means that income and growth achieved while your contributions were in the Roth IRA can be withdrawn tax-free, a unique benefit. Also, unlike a Traditional IRA, contributions to a Roth IRA may be made after age 70 1/2, and during your lifetime there are no mandatory required minimum distribution rules for Roth IRAs.

Different features of Roth IRAs and Traditional IRAs may make one or the other better for you. Consult your own tax or financial advisor for more Information. If you would like materials for a Northeast Investors Trust Traditional IRA, please call us at 1-800-225-6704.

Finally, please note that Roth IRAs are subject to changes in legislation or regulations that can occur at any time. Also, the IRS periodically issues other guidance in the form of notices or other pronouncements relating to specific topics relating to Roth IRAs. The material in this booklet is based on the latest available information. However, if you have a specific question about how the Roth IRA rules apply to your particular situation or about the latest Roth IRA developments or any changes in the rules, consult a qualified professional or the IRS.

ESTABLISHING A ROTH IRA

How to Open a Roth IRA

To open a Northeast Investors Trust Roth IRA as a new Roth IRA or as a transfer of an existing Roth IRA, please complete and sign the enclosed Adoption Agreement, and if needed the Northeast Investors Trust Roth IRA Transfer Form (the "Transfer Form"). Please make sure that sections 1 through 4 of the Adoption Agreement are completed; that you review the Certifications carefully; and that you sign in section 5.

Send the completed and signed Adoption Agreement along with either a check for your initial contribution or the Transfer Form if applicable.

A minimum of $500 is required to open your Roth IRA. Anytime thereafter you may make contributions of any amount to your Northeast Investors Trust Roth IRA as long as you do not exceed the limits on contributions. For further information regarding the contribution rules, please see the Contribution section herein.

How to Open a Conversion or Rollover Roth IRA

Beginning in 2010, you can convert a Traditional IRA to a Roth IRA at any time because the $100,000 income limit restriction on such conversions has been eliminated. You may convert your existing Northeast Investors Trust Traditional IRA to a Roth IRA. Or you may establish a Northeast Investors Trust Roth IRA to receive a rollover distribution or a direct transfer from a Traditional IRA account with another custodian, thus converting it into a Roth IRA. A conversion or rollover from a Traditional IRA will not be subject to a 10% premature withdrawal penalty, but the taxable amount converted or rolled over will be subject to federal income tax at the time of the rollover or conversion. State tax rules may be different. For further information regarding rollovers/conversions, please see Conversion or Rollover Contributions from a Traditional IRA section on page 7.

You may elect to open a Roth IRA account to hold both annual contributions and conversion, rollover or transfer amounts by simply completing one Roth IRA Adoption Agreement, and if needed, one Roth IRA Transfer Form. You must complete separate Roth IRA Adoption Agreement (as well as, if necessary, a Roth IRA Transfer Form) if you want to maintain separate Roth IRA accounts to hold annual contribution amounts and amounts converted, rolled over or transferred.

Also, you may rollover a withdrawal from another Roth IRA with a different custodian, or make a direct transfer from the other Roth IRA, to a Northeast Investors Trust Roth IRA.

For a conversion or direct rollover, complete the Roth IRA Adoption Agreement and the Roth IRA Transfer Form.

How to Open a Spousal Roth IRA

For a spousal Roth IRA, your spouse must complete a Roth IRA Adoption Agreement (sections 1 through 4). You may be eligible to contribute up to a combined maximum of twice the individual annual contribution limit to your Roth IRA and the spousal Roth IRA. For further information regarding Roth IRAs for your spouse, please see the Eligibility and Contribution sections herein.

How to Open an "Inherited" Roth IRA

If you will be receiving a distribution as beneficiary of a deceased participant in an employer's plan that had a Roth account or a deceased Roth IRA owner, you may wish to establish an "Inherited" Roth IRA account. There are differences in how you can take a distribution as a beneficiary from a Roth account from an employer's plan or Roth IRA. If you are a surviving spouse, you can make a direct or a 60-day rollover and set up a Roth IRA; if you are a non-spouse beneficiary, you can set up a Roth IRA only if you make a direct rollover or transfer to the Roth IRA (a 60-day rollover is not allowed). When you complete the Adoption Agreement to open a Northeast Investors Trust Roth IRA as an "Inherited" IRA, you indicate in Section 2 if you are the surviving spouse or non-spouse beneficiary and, for a surviving spouse, how you wish to treat the Roth IRA - as your own or as an inherited Roth IRA. If you are moving an inherited Roth IRA from another trustee or custodian, you will also need to complete the Transfer/Direct Rollover Form. There are different rules for surviving spouses and nonspouse beneficiaries when a distribution for an "Inherited" Roth IRA can or must begin. See page X for information about the differences in distribution requirements for inherited IRAs.

How to Withdraw From a Roth IRA

A Northeast Investors Trust Universal Withdrawal Authorization Form (the "Withdrawal Form") is enclosed in this booklet and additional forms may be requested from Northeast Investors Trust. You generally must be at least age 59 1/2 and have a Roth IRA account that has been open for five or more years to take a tax-free withdrawal representing earnings or share growth in your account. (You may withdraw the principal amount contributed without incurring additional tax or penalty.) A signature guarantee is required on all withdrawals over $10,000. For further information on withdrawals, please see the Withdrawals section herein.

If you do not meet the requirements for a tax-free withdrawal, the earnings and appreciation in your Roth IRA account that you withdraw will be taxable. Also, if you are under 59 1/2, the 10% IRS penalty tax for premature withdrawals will apply unless there is an available exception.

Summary

In summary, please send the following: (1) the Roth IRA Adoption Agreement with sections 1 through 4 completed and section 5 signed; (2) a check in the amount of your initial contribution, made payable to Northeast Investors Trust; (3) the completed Roth IRA Transfer Form for a conversion or direct rollover and (4) a check in the amount of $10.00 if you are paying the annual maintenance fee. All checks should be payable to Northeast Investors Trust. Send all completed forms, checks and any other correspondence to:

        Northeast Investors Trust
        125 High Street
        Boston, MA 02110

If you have any questions please call us at 1-800-225-6704. RETAIN A PHOTOCOPY OF THE COMPLETED FORMS, CHECK AND ANY OTHER CORRESPONDENCE FOR YOUR RECORDS.

GENERAL INFORMATION

A Northeast Investors Trust Roth IRA is a convenient and sensible method of saving for retirement or other long-term needs. The Roth IRA is named for Senator William Roth, who pushed for the Roth IRA concept. Roth IRAs became available in 1998.

In a Traditional IRA, you may get a tax deduction when your contributions go in, but you pay income tax on the amount that comes out. With a Roth IRA, there is no deduction for contributions, but qualified withdrawals come out of the Roth IRA tax-free.

In a Traditional IRA, each year you are generally permitted to contribute up to the IRA annual contribution limit in effect for that year. If you meet certain rules, you may deduct your contribution and therefore you are not taxed as a part of your overall federal income tax for that year on the amount you contributed to the Traditional IRA. However, if you deducted your annual Traditional IRA contributions, a withdrawal from the Traditional IRA is taxable as income in the year of the withdrawal.

With a Roth IRA, on the other hand, amounts contributed are not deductible and therefore do not reduce your taxable income for the year for which the contribution is made. However, withdrawals are tax-tree if you have had any Roth IRA account in effect for at least five years and you are at least 59 1/2 years old or have another qualifying reason for the withdrawal. With a Roth IRA you pay tax now on the principal amount, but you do not pay tax on the earnings and growth in value of your account.

In general, a couple filing jointly may be able to invest as much as twice the IRA annual contribution limit in effect for a year in spousal Roth IRAs if their modified AGI is $169,000 or less (2011 limit). An individual taxpayer with annual income up to $107,000 may be able to contribute up to the IRA annual contribution limit in effect for the year. You must have compensation or earned income at least equal to your contribution. Within these rules anyone can have a Roth IRA, including individuals who are age 70 1/2, or older and participants in company sponsored profit sharing, 401 (k) or retirement plans, or a SEP or SIMPLE IRA plan maintained by an employer. Individuals can also maintain both Traditional and Roth IRAs. However, contributions to both the Traditional and Roth IRAs count against the IRA annual contribution limit in effect for the year.

You may also convert, rollover or transfer amounts from an existing Traditional IRA into a Roth IRA in 2010 or later regardless of your income. For years before 2010, your (or your and your spouse's combined) adjusted gross income for a year had to be less than $100,000. The amount converted or rolled over is subject to regular federal income tax for the year of the conversion or rollover as if withdrawn, except for the special rule for 2010 conversions which enabled a taxpayer to spread the income taxes on the conversion over two years.

However, the 10% early withdrawal penalty that generally applies to early withdrawals from Traditional IRAs does not apply, but the taxable amount converted will be subject to federal income tax at the time of the conversion. You may establish a Roth IRA account to receive amounts converted or rolled over from a Traditional IRA in a year and keep it separate from any Roth IRA you have for annual contribution amounts.

Contributions to your Roth IRA are invested in shares of Northeast Investors Trust (there is a $500 minimum investment).

The growth of your Roth IRA (both earnings and appreciation) is exempt from federal income tax while it accrues. Generally, you may make withdrawals from the principal amount contributed to your Roth IRA at any time without tax or penalty. If you are at least 59 1/2 and you have had a Roth IRA account for at least five years, withdrawals of earnings or growth in your account will also be tax-free.

A Roth IRA must meet certain requirements of the Internal Revenue Code. The agreement establishing the Roth IRA must identify the account as a Roth IRA and must provide that the custodian is a bank and that contributions will be in cash. The Northeast Investors Trust Roth IRA Custodial Agreement is designed to meet the requirements so that your Roth IRA will receive the favorable federal income tax treatment provided by law.

Revocation

You may revoke your Roth IRA within seven calendar days after Northeast Investors Trust receives the Roth IRA Adoption Agreement establishing your Roth IRA. The amount of your deposit will be returned to you without penalty, administrative charge or adjustment for dividends or investment gains or losses.

To revoke your account, mail or deliver a written notice to Northeast Investors Trust, 125 High Street, Boston, Massachusetts 02110. If you have any questions, call 1-800-225-6704.

Three Important Points

First, this Disclosure Statement summarizes the federal tax treatment of Northeast Investors Trust Roth IRAs. State taxes on Roth IRAs may vary from federal taxes. A further word on this can be found under the State Tax Rules section herein. However, consult your tax advisor for additional information.

Second, if you are uncertain about whether you are eligible for a Northeast Investors Trust Roth IRA, or about when or how much you should contribute to or withdraw from your Roth IRA, or about the merits of converting an existing Traditional IRA to a Roth IRA, consult your tax or financial advisor or the Internal Revenue Service. This booklet outlines the main rules, but no summary can describe all the rules that could apply in your individual case. Northeast Investors Trust has no responsibility for determining your eligibility for a Roth IRA, or the proper time or amount of any contribution or withdrawal, or the tax treatment of any withdrawal.

Third, the language contained in Articles I to VII of the Custodial Agreement use the language of IRS Form 5305-RA, as most recently updated by Listings of Required Modifications issued June 16, 2010. This form promulgated by the IRS sets forth the terms or conditions which must be contained in a Roth IRA agreement to be a valid Roth IRA under Code Section 408A. This use of the IRS-approved language does not mean that the IRS approves the merits of investing in a Northeast Investors Trust Roth IRA. It simply means that the form of Articles I to VII of the printed terms and conditions for the Northeast Investors Roth IRA document satisfied the requirements of the IRS.

If you have any questions about your Roth IRA, you can obtain further information at any district office of the Internal Revenue Service.


ELIGIBILITY

Roth IRAs for You and Your Spouse

To make contributions to your Roth IRA, you must have received compensation or earned income during the year. However, your eligibility to make contributions to a Roth IRA phases out at highadjusted gross income levels (see page 6).

Contributions to a Roth IRA may also be made on behalf of your spouse from your compensation. This is called a spousal Roth IRA and is available only if you file a joint tax return with your spouse for the year. Your spouse must open his or her own spousal Roth IRA to receive the contributions.

Unlike a Traditional IRA, you may contribute to a Roth IRA even if you are (or, in the case of a spousal Roth IRA, your spouse is) older than age 70 1/2.

Roth IRAs for Divorced Individuals

If you are divorced, for Roth IRA purposes, "compensation" includes any alimony you receive under a divorce or separation order or agreement and which you must include in your taxable income. Therefore, you may have a Roth IRA and contribute to it from your taxable alimony (and any other actual compensation or earned income you have).

CONTRIBUTIONS

IRA Annual Contribution Limits

For each year when you are eligible (see above), you can make annual contributions up to the lesser of your IRA annual contribution limit (see the table below) or 100% of your compensation (or earned income, if you are self-employed). If your contributions to your Roth IRA for a year were less than the IRA annual contribution limit for that year, you cannot contribute more in a later year to make up the difference.

Special Catch-Up Contribution Rules

If you are age 50 or older by the end of any year, you may make special "catch-up" contributions to your Roth IRA for that year. If you are age 50 or over by the end of a year, your catch-up limit is added to your IRA annual contribution limit for that year.

Congress created these "catch-up" contributions specifically for older individuals who may have been absent from the workforce for a number of years and so may have lost out on the ability to contribute to an IRA. The "catch-up" contribution is available to anyone age 50 or older, whether or not they have consistently contributed to a Roth IRA over the years.

Note that the rules for reducing the contribution limit based on modified AGI also apply to special "catch-up" contributions.


IRA Annual Contribution Limits

Year                                    Regular Limit                           Catch-Up Limit
2002-2004                               $3,000                                  $ 500
2005                                    $4,000                                  $ 500
2006-2007                               $4,000                                  $1,000
2008-2012                               $5,000                                  $1,000
2013 and future
years                                   $5,000 increased by cost-of-living      $1,000 unless increased by legislation
                                        adjustments (in $500 increments)


Spousal IRA Contribution Limits

An eligible married couple filing a joint return can contribute as much as twice the IRA annual contribution limit for a year (or 100% of compensation of both spouses, if less) per year to their Roth IRAs. The maximum contribution to the Roth IRA of either spouse is that year's IRA annual contribution limit.

See below for reductions in the contribution limits based on modified adjusted gross income ("AGI"). Note that married persons who file separate tax returns have limited ability to contribute to a Roth IRA. A married person who files separately may contribute to a Roth IRA only if his or her AGI for the year is below $10,000. (However, if you are married but are filing singly and have lived apart from your spouse for the entire year, you are treated as single for purposes of these rules on eligibility to contribute to a Roth IRA.)

Coordination with Traditional IRA Contributions

If you make a contribution for a year to a Traditional IRA, the amount of the contribution reduces your Roth IRA contribution limit. For example, if you should contribute $1,000 to a Traditional IRA for 2011, your maximum Roth IRA contribution for 2011 will be $4,000 ($5,000 limit reduced by the $1,000 contribution to your Traditional IRA) -- assuming the other Roth IRA requirements are met.

Adjusted Gross Income

The maximum amount you may contribute on an annual basis to your Roth IRA depends on your AGI, as modified. AGI is your total income less certain adjustments such as business expenses or alimony, but before itemized deductions. AGI is the amount on line 37 of the 2010 Form 1040 (line 21 of Form 1040A for 2010).

For Roth IRA purposes, there are two special rules in determining your AGI. First, AGI is determined without taking into account any deduction you take for a contribution to a Traditional IRA for the year. Second, AGI does not include any amount that you must include in taxable income from converting or rolling over a Traditional IRA into a Roth IRA in a year. Further information on calculating modified AGI can be found in IRS Publication 590.

Contribution Limits Based On Modified AGI

The following chart shows Roth IRA contribution limits at different modified AGI levels for 2011:


Roth IRA Contribution Limits for 2011
(Modified AGI Levels)

Filing Status                   Full                            Smaller                         No
                                Contribution                    Contribution                    Contribution
-------------------------------------------------------------------------------------------------------------------
Single                          Up to $107,000                  $107,000 but less than          $122,000 or more
                                                                $122,000

Married (filing jointly)        Up to $169,000                  $169,000 but less than          $179,000 or more
                                                                $179,000

Married (filing separately)     N/A                             Less than $10,000               $10,000 or more

Roth IRA Contribution Limits for 2012
(Modified AGI Levels)

Filing Status                   Full                            Smaller                         No
                                Contribution                    Contribution                    Contribution
-------------------------------------------------------------------------------------------------------------------
Single                          Up to $110,000                  $110,000 but less than          $125,000 or more
                                                                $125,000

Married (filing jointly)        Up to $173,000                  $173,000 but less than          $183,000 or more
                                                                $183,000

Married (filing separately)     N/A                             Less than $10,000               $10,000 or more


If you are in the Smaller Contribution range, you can determine how much you may contribute as follows:

.. First, subtract your AGI from the amount in the No Contribution column applicable to you (i.e., $122,000 for single taxpayers, $179,000 for married taxpayers, using the 2011 Table above), and divide that amount by $15,000 (if you are single) or $10,000 (if you are married filing jointly).

.. Second, multiply the amount from the first step by the maximum contribution to get the amount that may be contributed. Round down to the nearest $10. Also, as long as your AGI for a year does not equal or exceed the No Contribution amount that applies to you, you may contribute $200 even if the contribution formula results in an amount smaller than $200. This limit applies to each Roth IRA of a married couple.

For example, suppose for 2011 you are a married joint filer with AGI of $175,000. Subtract $175,000 from $179,000, the amount where contributions phase out completely. $179,000 minus $175,000 equals $4,000. $4,000 divided by $10,000 is .4 or 40%. Therefore, you are eligible to contribute 40% of $5,000 ($2,000) to your Roth IRA for 2011 and your spouse may contribute up to 40% of $5,000 ($2,000) to the spouse's Roth IRA, a total of $4,000.

You (and your spouse) may also contribute to Traditional IRAs in the same year in which you make contributions to a Roth IRA. However, any contributions to a Traditional IRA reduce the Roth IRA annual contribution limit of $5,000 in effect for 2011 (or compensation for the year, if less) dollar for dollar. In other words, if you and your spouse file a joint tax return and have a combined annual income of at least $10,000 but less than $169,000, you may contribute up to $10,000 to Roth IRAs, or to Traditional IRAs for you and your spouse, or you could divide up contributions between the IRAs any way you like, as long as your contributions to any particular IRA do not exceed $5,000 and total contributions to all IRAs do not exceed $10,000 in 2011. (Of course, the limits on the availability of a deduction for any amount you contribute to your Traditional IRA will still apply).

Unlike a Traditional IRA, you may make contributions to a Roth IRA even if you (or your spouse) are older than age 70 1/2. Moreover, contributions to Roth IRAs may be made without regard to whether you are an active participant in your employer's retirement, profit sharing or 401(k) plan.

Due Date for Contributions

You may establish and make a contribution to your Northeast Investors Trust Roth IRA for a particular year if you do so by the due date of your federal tax return for that year (not including any extensions). Normally, this will be April 15 of the following year. Of course, you may make your contribution earlier and it will start earning sooner.

If an amount is contributed to your Roth IRA between January 1 and April 15, you should inform Northeast Investors Trust which year (the current year or the previous year) the contribution is for. If you do not inform Northeast Investors Trust which year it is to be applied, Northeast Investors Trust can assume, and report to the IRS, that the contribution is for the current year (that is, the year that we received it).

CONVERSIONS / ROLLOVERS

Conversion from a Traditional IRA

You may convert a portion of the entire account balance of an existing Traditional IRA you maintain with Northeast Investors Trust to a Roth IRA. If you have a Traditional IRA with another sponsor, you can withdraw it and then roll it over within 60 days into a Northeast Investors Trust Roth IRA (a "60-day rollover") or direct the current custodian of your other Traditional IRA to transfer it directly to a Northeast Investors Trust Roth IRA. Any of these methods will work to convert a Traditional IRA to a Roth IRA. For years after 2009, you are eligible to convert (by any of the three methods) from a Traditional IRA to a Roth IRA regardless of your income. Any amount that you convert from an existing Traditional IRA into a Roth IRA will be subject to Federal income tax in the year in which the conversion occurs (except for a special rule for 2010 conversions). However, any previous nondeductible contributions held in your Traditional IRA are not subject to income tax upon conversion. Also, the 10% penalty for premature IRA withdrawals does not apply to the conversion amount even if you are under age 59 1/2.

If you convert a Traditional IRA to a Roth IRA by means of a withdrawal from the Traditional IRA followed by a rollover within 60 days to the Roth IRA, the eligibility rules apply to the year of the withdrawal. Also, such a rollover does not use up the one-rollover-per-year limit on certain rollovers among IRAs. You can convert from a Traditional IRA to Northeast Investors Trust Roth IRA by completing the Conversion/Direct Transfer to Roth IRA Form.

Other Conversions

You may also convert to a Roth IRA either (i) a SEP IRA that you have as a participant in your employer's simplified employee pension (SEP) plan, or (ii) a SIMPLE IRA that you have as a participant in an employer SIMPLE IRA plan (but not an employer SIMPLE 401(k) plan). A SIMPLE IRA account must be in effect for at least two years before conversion to a Roth IRA. Conversion may be accomplished by any of the three methods mentioned above. You may also convert an eligible rollover distribution from an employer-sponsored retirement plan (i.e., a qualified plan, Section 403(b) plan or government 457(b) plan) either as a 60-day rollover or a direct rollover from your plan by first making a rollover to a Northeast Investors Trust Traditional IRA and then following the above conversion steps. You may if you want to establish a separate Roth IRA account to hold amounts converted/rolled over/transferred in a particular year to keep them separate from annual contribution amounts or conversion/rollover/transfer amounts for a different year.

Will Conversion of My Traditional IRA Be Advantageous?

Whether conversion of your Traditional IRA to a Roth IRA will be advantageous depends on a number of factors, including:

.. Your tax rate now versus your expected tax rate when you will make withdrawals.

.. Whether you expect to be eligible to make tax-free withdrawals from your Roth IRA.

.. Whether you expect not to need or want to make withdrawals when you reach 70 1/2.

.. The rate of return you expect your Roth IRA to make versus the after-tax rate of return you would make on investments outside the IRA.

There may be other factors that apply in your situation. Also, the benefits of converting may depend on the key tax law rules not changing, but this cannot be guaranteed. Consult a qualified tax or financial advisor for advice.

Rollovers of Roth Accounts

As with Traditional IRAs, you may make a direct rollover from one Roth IRA you have to another (but you may not roll from a Roth IRA to a Traditional IRA). Such rollovers do not count against the annual contribution limits. This rollover can be by wire transfer, by check sent directly to us from the transferring institution, or by a check that is made out to "Northeast Investors Trust (f/b/o your name" that you deliver to us. Your Northeast Investors Trust Roth IRA must be established before the direct rollover can be made.

Or, you may receive the distribution in just your own name and roll it over to a Northeast Investors Trust Roth IRA. This type of rollover must be completed within 60 days after you withdraw from the first Roth IRA. Also, after completing such a 60-day rollover from one Roth IRA to another, you must wait a full year before you can make another rollover from the first Roth IRA. In addition, after Roth IRA assets are rolled over from one IRA to another, a second 60-day rollover of the same assets cannot be made for a full year. With Traditional IRAs, the IRS has recognized direct transfers from one IRA custodian to another and such direct custodian-to-custodian transfer rules are applied to Roth IRAs also. Such direct transfers from one custodian to another are not considered a rollover and do not use up your one-rollover-per-year opportunity.

You can also rollover a designated Roth account from an employer-sponsored plan (i.e., a qualified plan, Section 403(b) plan or government 457(b) plan) to a Roth IRA. The one-year waiting period between rollovers does not apply. The rollover of a designated Roth account from an employer sponsored plan can be made as a 60-day rollover or a direct rollover from your plan. Your plan administrator or 403(b) sponsor will provide you with a notice concerning direct rollovers, regular 60-day rollovers and withholding taxes before you receive your distribution.

Rollovers by a Surviving Spouse

If a surviving spouse receives a distribution from a Roth account in a qualified plan or 403(b) arrangement because of the employee spouse's death, the surviving spouse may be able to defer income taxes by having all or a part of the distribution transferred directly to a Roth IRA established for the spouse.

The rules governing rollovers are complicated. Be sure to consult your tax advisor or the IRS if you have any questions about rollovers.

Rollovers by a Non-Spouse Beneficiary

If a beneficiary who is not a surviving spouse receives a distribution from a Roth account in a qualified plan or 403(b) arrangement because of the employee's death, the non-spouse beneficiary may be able to defer income taxes by having all or a part of the distribution transferred directly to a Roth IRA. Such an IRA is treated as an inherited IRA and the beneficiary is required to commence distributions from the Roth IRA in accordance with the required minimum distribution rules described on pages 18.

DEDUCTIONS

No Deductions

Unlike a Traditional IRA, contributions to a Roth IRA are not eligible for a deduction in the year in which they are made. The Roth IRA simply provides a vehicle in which your investments may grow tax-free. When you take a qualified withdrawal from the Roth IRA, the entire amount including principal and earnings are redeemed out of the account tax-free.

Income Tax Credit for Contributions

Since 2002, certain taxpayers (that is, age 18 or over, not a full-time student, not a dependent on someone else's return, and AGI in certain range) may be eligible to take a tax credit on their federal income tax return for a portion of their Roth IRA contributions (for qualifying taxpayers, the tax credit is also available for a portion of their contributions to a Traditional IRA as well). This credit can reduce any federal income tax you pay dollar-for-dollar. The amount of the credit you get is based on your IRA contributions and your credit percentage. The credit percentage can be as low as 10% or as high as 50%, depending on your AGI-the lower your income, the higher the credit percentage.

The maximum contribution taken into account for the credit for an individual is $2,000. If you are married and filing jointly, the maximum contribution taken into account for the credit is $2,000 each for you and your spouse. The credit phases out and is not available to taxpayers with AGI exceeding $56,500 (married filing jointly), $42,375 (filing as a head of household), or $28,250 (single filer or married taxpayer filing separately). These limits are for 2011. For 2012, these limits are increased to $57,500 (married filing jointly), $43,125 (filing as a head of household), or $28,750 (single filer or married taxpayer filing separately).

The contribution amount used for calculating the credit may have to be reduced by any taxable distributions from a retirement plan or IRA that you or your spouse receive during the taxable year you claim the credit, during the two preceding years, or during the period after the end of the taxable year up to the due date for filing your return for that year. After these reductions, the maximum annual contribution eligible for the credit per person is $2,000.

The amount of your credit in any year cannot exceed the amount of tax that you would otherwise pay (not counting any refundable credits or the adoption credit) in any year. If your tax liability is reduced to zero because of other nonrefundable credits, then you will not be entitled to the saver's credit.

There are a number of other rules as well. For additional information, consult the IRS or a qualified professional.

INVESTMENTS

Investment of Account

Contributions to your Northeast Investors Trust Traditional IRA will be invested in shares of Northeast Investors Trust. To begin your investment, simply fill out and sign the Adoption Agreement and send it to Northeast Investors Trust with your contribution.

Be sure to read the current prospectus for Northeast Investors Trust to familiarize yourself with the investment objectives and policies of the fund as well as fees.

Growth of Your Account

Dividends and any capital gains distributions on the shares of Northeast Investors Trust in your account will be reinvested in additional shares and fractional shares.

Shareholders of Northeast Investors Trust are entitled to receive dividends approximately equal to the net income of the Trust, plus other cash distributions as the Trustees may declare. Net income is the gross earnings of the Trust less expenses, and each share is entitled to receive a proportionate amount of a dividend or distribution.

Because the net income of Northeast Investors Trust may fluctuate from year to year, no fixed dividends can be promised. Also, because the value of its investment portfolio may fluctuate, the amount available for distribution to you from your account cannot be projected or guaranteed.

For further information on dividends and distributions, see the current Northeast Investors Trust prospectus.

EXCESS CONTRIBUTIONS

An "excess contribution" occurs if for a year you contribute more to your Roth IRA or a spousal Roth IRA than the maximum allowed for that year. The excess is the difference between the amounts you actually contributed and the maximum allowed. For example, if you contributed $5,500 to your own Roth IRA for 2011 and you are not age 50 or over, you would have a $500 excess contribution. (Remember that the maximum contribution--generally the IRA annual contribution limit for a year or 100% of compensation or earned income, if less--is reduced by any contributions to a Traditional IRA. Also, the contribution limit phases out for single taxpayers with adjusted gross income above $107,000 or married taxpayers with adjusted gross income above $169,000.)

If you have an excess contribution, you must pay an IRS penalty of 6% of the excess contribution. You can avoid paying the penalty tax if you withdraw the excess contribution on or before the due date (including the six-month extension) for filing your federal income tax return for the year for which the excess contribution was made. Net income on the excess must accompany the withdrawal. The net income is included in your taxable income for the year for which the excess contribution was made and is subject to income taxes and to the 10% penalty tax if you are not at least age 59 1/2 (and no other exception applies). There are special rules for amending your federal income tax return to report the income on the excess contribution. See IRS Publication 590 for more information.

If you do not withdraw the amount of the excess contribution in time, you must pay the 6% penalty for the year for which the excess contribution was made. In each subsequent taxable year, any excess amounts remaining in your Roth IRA will be taken into account to determine excess penalties in those subsequent years.

You can reduce or avoid the penalty tax in later years by reducing or eliminating the excess in your Roth IRA. To reduce the excess, you may do one of two things. First, you may withdraw the excess; the withdrawal is not considered taxable income. The other is simply to contribute less in a subsequent year than the maximum amount allowed. The difference between the maximum allowed and the amount you did contribute reduces the excess in your Roth IRA dollar for dollar.

RECHARACTERIZING YOUR CONTRIBUTION

You can undo a conversion of a Traditional IRA to a Roth IRA using a process called "recharacterization." There are many tax and financial reasons why you may want to recharacterize. For example, at the end of a year (prior to 2010) in which you converted from a Traditional IRA to a Roth IRA, you may have discovered that your AGI exceeded $100,000 and you were thus ineligible to convert. Current law does not place any restrictions on the reasons for recharacterizing. (See Conversion or Rollover Contributions from a Traditional IRA section set forth herein).

To perform a recharacterization, you must notify the custodian or trustee of the Roth IRA that is holding the converted amount that you want to recharacterize and the custodian or trustee of the Traditional IRA that will receive the recharacterized amount. The total amount converted, along with any earnings or loss allocable to the converted amount, must be recharacterized. Recharacterization is accomplished by a trustee-to-trustee transfer from the Roth IRA holding the amount to the Traditional IRA that will receive the recharacterized amount. A recharacterization must be completed by the due date for filing your income tax return.

Under current law, you may convert and recharacterize for any reason. Also, if you convert and then recharacterize during a year, you can then convert to a Roth IRA a second time if you wish, but you must wait until the later of the next tax year after your original conversion or until 30 days after your recharacterization. Under the current IRS rules, you are limited to one conversion of an account per year. If you convert an amount more than once in a year, any additional conversion transactions will be considered invalid and subject to rules for excess contributions.

Caution: The IRS rules on conversion and recharacterizations are very complex and have been subject to change in the past. Consult your personal tax advisor for the latest developments and for assistance with conversion or recharacterization transactions.

WITHDRAWALS

Withdrawals from Your ROTH IRA

Unlike Traditional IRAs, Roth IRAs are not tax deductible. However, qualified withdrawals, including any earnings, are generally free from federal income taxes.

For a tax-free withdrawal, your Roth IRA must have been in effect for at least five years and at least one of the following conditions must be satisfied:

.. You are age 59 1/2 or older when you make the withdrawal.

.. The withdrawal is made by your beneficiary after you die.

.. You are disabled (as defined in IRS regulations) when you make the withdrawal (you are considered "disabled" if you are unable to engage in any substantial gainful activity because of a physical or mental impairment which can be expected to result in death or to be of long-lasting or indefinite duration).

.. You are using the withdrawal to cover eligible first time homebuyer expenses incurred by you or your spouse, or a child, grandchild or parent or grandparent of you or your spouse. Such a person is considered a "first-time homebuyer" if he or she did not have an ownership interest in a principal residence within the two-year period ending on the home's acquisition date. Eligible expenses include the cost of purchase, construction or reconstruction of a principal residence (including customary settlement, financing or closing costs). First-time homebuyer distributions are subject to a $10,000 lifetime maximum per individual homebuyer.

For Roth IRAs started with a conversion or rollover of a Traditional IRA, the five-year period begins with the year in which the conversion or rollover was made. For a Roth IRA started with a normal annual contribution, the five-year period starts with the year for which you made the initial contribution. Once the five-year requirement is satisfied for any Roth IRA you own, it is considered satisfied for all of your Roth IRAs (even if the Roth IRA you are actually withdrawing from has been in effect for fewer than five years).

If the withdrawal from the Roth IRA is a qualifying withdrawal, you pay no income tax on any portion of the amount withdrawn, and there is no penalty assessed. If the withdrawal is not qualified, you will not be assessed any tax or penalty on any amounts treated as a return of your own contributions to the account. However, any earnings or interest or growth in value included in the amount withdrawn will be taxed as ordinary income in the year of the withdrawal and will be subject to a 10% premature withdrawal penalty (unless an exception applies).

For example, let's say you are single, over age 50, your compensation in 2011 is $40,000 and you contribute $5,000 (the maximum amount) to your Roth IRA.
Your taxable income will still be $40,000 (unlike a Traditional IRA, there is no deduction for amounts contributed to your Roth IRA). Assume also that you earned $1,500 on your Roth IRA account over five years. Starting in the year 2016 (five years after 2011 when you started the Roth IRA), if you were 59 1/2 or over (or some other eligibility requirement was met), you could withdraw the entire $6,500 ($6,500 + $1,500) tax-free. If, on the other hand, you were not 59 1/2, you could withdraw $5,000 (your own contributions) tax-free because this amount was previously taxed. But the $1,500 in earnings would be taxed as ordinary income in the year withdrawn, and you would be assessed an additional 10% penalty (unless an exception applied).

Note that for purposes of determining what portion of any distribution is includable in annual income, the current law says that all of your Roth IRA accounts are treated as if they were one single account. (This rule aggregating all Roth IRAs includes any you may have with another custodian or trustee.)

Amounts withdrawn from a Roth IRA are treated as being withdrawn in the following order:

1. All annual contributions.

2. All conversion amounts (on a first in, first out basis),

3. Earnings (including reinvested dividends and growth).

Since all your Roth IRAs are considered to be one account for this purpose, withdrawals from Roth IRA accounts are not considered to be from earnings or growth until an amount equal to all contributions made to all of an individual's Roth IRA accounts is withdrawn.

Note: You may have a Roth with one or more other custodians. All your Roth IRAs are taken into account when applying the tax rules. Therefore, a withdrawal may be treated as being an annual contribution amount under the ordering rule described above even though it comes from a Roth IRA account holding conversion amounts. This peculiarity makes it especially important that you keep proper records and that you report all withdrawals properly on your federal income tax returns.

The following examples illustrate these concepts:

Example 1: Jane contributed $5,000 to a Roth IRA in 2010 and in 2011, in addition, in the year 2011, Jane converted $5,000 from a Traditional IRA to a Roth IRA. In 2012, Jane's Roth IRA account balance is as follows:

Annual Contributions $10,000

Converted Amounts $ 5,000

Earnings $ 1,600

Total Amount $16,600

If Jane withdraws $12,000 in 2013, for tax purposes $10,000 will be considered as distributed from her Annual Contributions and neither income tax nor the penalty will apply. Under the ordering rules, the remaining $2,000 will be considered as distributed from the Converted Amount and no income tax or penalty will apply because Jane paid any income taxes due when she converted. If Jane withdraws another $4,000 in 2014, $3,000 of the withdrawal is considered her remaining Converted Amount (not taxable), and $1,000 is considered Earnings (which may be taxable or not depending on whether Jane is age 59 1/2 or meets one of the other conditions for a tax-free withdrawal).

Example 2: John, a single individual, contributes $1, 000 a year to his Northeast Investors Trust Roth IRA account and $1,000 a year to another Roth IRA account over a period of ten years. At the end of 10 years his account balances are as follows:

        IRA Type                        Annual Contributions           Earnings
        Northeast Investors Roth IRA    $10,000                         $10,000
        Other Roth IRA                  $10,000                         $10,000
        -----------------------------------------------------------------------
        Total                           $20,000                         $20,000

At the end of 10 years, John has $40,000 in both Roth IRA accounts, $20,000 in contributions (in both IRAs) and $20,000 in earnings (in both IRAs). John, who is 40, withdraws $15,000 from his other Roth IRA. This is not a qualified withdrawal because John is not 59 1/2, (and no other qualifying circumstance applies). Under the ordering rule, $0 is taxable as income to John. This is because we look at the total amount of John's annual contributions--in this case $20,000--to determine if the withdrawal is from contributions, and thus non-taxable. Here, John's $15,000 withdrawal is less than his total amount of contributions to both Roth IRAs, and thus no part of the withdrawal is included as taxable income. If John then withdrew $15,000 from his Northeast Investors Trust Roth IRA, $5,000 would not be taxable (his remaining annual contributions) and $10,000 would be treated as taxable income for the year of the withdrawal, subject to regular income taxes and the 10% premature withdrawal penalty
(unless an exception applies).

Important: As this example shows, if you have multiple Roth IRAs, the taxation of a withdrawal depends on amounts in all the accounts. Northeast Investors Trust will not necessarily know the correct tax treatment and will issue Form 1099-R reporting a withdrawal from the Northeast Investors Trust Roth IRA in accordance with IRS rules based on our records of that account. It is your responsibility to keep proper records and to pay any income taxes due on the withdrawal.

If the rules discussed above for a tax-free withdrawal are not satisfied, you must pay an IRS penalty tax of 10% on any taxable portion of the "premature withdrawal" in addition to regular income taxes on the taxable amount withdrawn. However, there are certain exceptions to the "premature withdrawal" penalties. These are described in the following paragraphs.

.. If you are disabled, you may make withdrawals immediately and you will not be subject to the premature withdrawal penalty. You are considered "disabled" if you are unable to engage in any substantial gainful activity because of a physical or mental impairment, which can be expected to result in death or to be of long-lasting or indefinite duration.

.. If you die, your beneficiary may withdraw from your IRA without the IRS premature withdrawal penalty.

.. The premature withdrawal penalty does not apply if the withdrawal does not exceed the amount of "eligible higher education expenses" or "eligible first-time homebuyer expenses" during the year.

.. "Eligible higher education expenses" include tuition, fees, books and supplies needed to attend a post-secondary institution of higher learning. Also, room and board may qualify if the student is attending at least half-time. The expenses may be for you or your spouse, child or grandchild.

.. "First-time homebuyer expenses" include the cost of purchase or construction of a principal residence (including financing or closing costs) for you, your spouse, or a child, grandchild, parent or grandparent of you or your spouse. A person is a "first-time homebuyer" for this purpose if he or she (and his or her spouse if married) did not own any interest in a principal residence during the two years before the date of purchase or construction of the new home. For any individual, a lifetime maximum of $10,000 may be treated as eligible first time homebuyer expenses, regardless of the number of homes purchased.

.. If your medical expenses in a year exceed 7 1/2% of your adjusted gross income ("AGI") for that year, then IRA withdrawals in that year up to the amount or the excess medical expenses are not subject to the 10% penalty tax. Withdrawals also are not subject to the 10% penalty tax up to the amount that you paid for health insurance premiums for yourself, your spouse and dependents if you are unemployed. This exception applies only if you have received unemployment compensation for at least 12 weeks, and only to withdrawals you made in the year that you received the unemployment compensation and the following year. Any withdrawals made after you have been reemployed for at least 60 days will not be exempt.

Starting in the year 2000, an IRS levy on your Roth IRA for unpaid taxes will not be subject to the 10% penalty (regular income taxes will apply to the taxable amount levied from your account). This exception applies only to an actual IRA tax levy on your Roth IRA. This exception does not apply, for example, if you withdraw money from your IRA in order to pay overdue taxes.

No Mandatory Withdrawals at Age 70 1/2

Unlike a Traditional IRA, during your lifetime you are not required to make withdrawals at any particular times or in any particular amounts from a Roth IRA. There is no requirement that your first withdrawal begin on April 1 of the year following the calendar year in which you reach age 70 1/2. With a Roth IRA, you can take out as little as you want, as late as you want, until your death.

How to Make Withdrawals

You can withdraw the amount in your Roth IRA in installment payments over a specified period, or you can withdraw the total amount in one lump sum payment. Simply complete a Universal IRA Withdrawal Authorization Form to indicate your wishes and send it to Northeast Investors Trust. The taxable amount (if any) included in a lump sum withdrawal does not receive special tax treatment available in certain cases for lump sum contributions from most retirement plans. Therefore, it may be advantageous for you to withdraw in periodic installments. All withdrawals over $10,000 must be signature guaranteed.

A Word about Reporting

Northeast Investors Trust, on behalf of State Street Bank and Trust Company, reports all withdrawals from your Roth IRA on Form 1099-R in accordance with IRS requirements. The information provided reflects only withdrawals from your Northeast Investors Trust Roth IRA accounts. To determine whether tax or penalties apply, all of your Roth IRA accounts are considered together, including those you may have with other Roth IRA custodians. Because you are the only one who knows about all of your Roth IRA accounts, you are solely responsible for determining what taxes and penalties might apply.

DEATH BENEFITS

You can name a beneficiary on the Designation of Beneficiary (Section 3, of the Northeast Investors Trust Roth IRA Adoption Agreement) or in another written instrument filed with Northeast Investors Trust. You can change a previous designation at any time by filing a new form or instrument. If you die before all the funds held in your Roth IRA have been distributed to you, the balance in your account will be paid to your beneficiary. Payments may be in the form of a lump sum or installments.

Unlike withdrawals during your lifetime, after your death there are IRS minimum withdrawal rules that your beneficiary must satisfy. The amount in your account must be withdrawn by the end of the fifth year following the year of your death. Alternatively, your designated beneficiary may start withdrawals by the end of the year following the year of your death and take installments over the beneficiary's life expectancy (determined under IRS rules). If your surviving spouse is your designated beneficiary, your spouse may delay the start of withdrawals until you would have reached age 70 1/2 (had you lived). Alternatively, your surviving spouse, if designated as your Roth IRA beneficiary, can elect to treat the account as the spouse's own Roth IRA.
In that case, there are no required minimum distribution rules during the spouse's lifetime. There are special rules if you have multiple designated beneficiaries or if you have designated a beneficiary that is not an individual (for example, a trust).

The required minimum distribution rules for beneficiaries are complex. Failure to satisfy these rules may subject your beneficiary to an IRS penalty tax of 50% of the difference between the minimum required distribution to the beneficiary and the amount actually distributed for a year (unless the IRS waives or reduces the penalty tax because the beneficiary shows that the failure was due to reasonable cause and the beneficiary is taking reasonable steps to remedy the problem). Your beneficiary should consult a qualified professional to insure that the rules are being satisfied.

The designation of a beneficiary to receive funds from your Roth IRA at your death is not considered a transfer subject to Federal gift taxes. Any funds remaining in your Roth IRA at the time of your death would be included in your estate for federal estate tax purposes.

SOME THINGS TO AVOID

Transactions between you and your Roth IRA are not allowed. Specific "prohibited transactions" are listed in the Internal Revenue Code. They include borrowing from your Roth IRA, selling or exchanging property with your Roth IRA and similar transactions. If you engage in a prohibited transaction, your Roth IRA will lose its tax-exempt status. The taxable amount in your account in will be treated as taxable income to you in that year. In addition, you must pay the 10% IRS penalty for premature withdrawals if you are under age 59 1/2. If you use all or part of your Roth IRA as security for a loan, the part so used that is attributable to earnings or growth will be treated as taxable income to you in that year. Again, you may have to pay the tax for premature withdrawals in addition to regular income taxes on the amount used as security.

MAINTENANCE FEE AND OTHER CHARGES

Annual Maintenance Fee

Each year, a fee of $10.00 is charged to cover the cost of the custodian services provided by State Street Bank and Trust Company and/or its designee. The amount of the fee may be changed by agreement between the Custodian and Northeast Investors Trust.

For your convenience, we offer a choice of two ways to pay this fee:

1. Automatic Deduction: This method of automatic deduction is the most convenient for you. The fee of $10.00 is automatically deducted from your IRA in December, and the deduction will be reflected in your year-end statement.

2. Payment by Check: You may send a check for $10.00 payable to Northeast Investors Trust at any time during the year to cover the maintenance fee.

If we do not receive a check for the maintenance fee during the year, we will automatically charge your account for the fee in December. If you terminate your Roth IRA during a year, you must pay that year's fee or else it will be deducted from your account.

Tax Withholding Fee
A $10.00 fee is charged to your account each time you request tax withholding on any withdrawal. Separate withholding fees apply for federal and state tax withholding. Please take note this fee is automatically deducted at the time of the withdrawal.

Northeast Investors Trust Fee

The Trustees of Northeast Investors Trust are entitled to receive an annual fee equal to 1/2 of 1% of the principal of the Trust, computed at the end of each quarter at the rate of 1/8 of 1% of the principal at the close of the quarter. For this purpose, the principal of the Trust is the total value of the Trust's investment portfolio and other assets, less all liabilities except accrued trustees' fees. The Trustees of Northeast Investors Trust are entitled to charge a redemption fee of up to 1% of the net asset value of the shares redeemed. It is the present policy of the trustees not to charge such a fee, but the Trustees may change this policy without notice to the shareholders. For further information on the Trustees' annual fee and the redemption of shares, see the current Northeast Investors Trust prospectus.

STATE TAX RULES

The tax rules discussed in this Disclosure Statement are based on Federal law. Tax treatment of Roth IRAs under state law varies from state to state. Non-residents of Massachusetts are not liable for Massachusetts income tax on taxable amounts earned by or withdrawn from a Northeast Investors Trust
Roth IRA. For advice on treatment of IRAs under the tax laws of Massachusetts or other states, consult your tax advisor or legal counsel.

IRS REPORTS AND RETURNS

If you owe an IRS penalty for an excess contribution, a premature withdrawal, or the failure of your beneficiary to withdraw the required minimum amount, you (or your beneficiary) must file the appropriate IRS reporting form with your individual tax return.


STATE STREET BANK AND TRUST COMPANY ROTH

IRA CUSTODIAL AGREEMENT

The following provisions of Articles I to VII are in the form promulgated by the Internal Revenue Service in Form 5305-RA (revised March 2002), as most recently updated by Listings of Required Modifications issued June 16, 2010, for use in establishing a Roth Individual Retirement Custodial Account. References are to sections of the Internal Revenue Code of 1986, as amended ("Code").

Article I

1. Maximum Permissible Amount. Except in the case of a qualified rollover contribution (as defined in paragraph (7) below) or a re-characterization (as defined in paragraph (6) below), no contribution will be accepted unless it is in cash and the total of such contributions to all the Depositor's Roth IRAs for a taxable year does not exceed the applicable amount (as defined in paragraph (2) below), or the Depositor's compensation (as defined in paragraph (8) below), if less, for that taxable year. The contribution described in the previous sentence that may not exceed the lesser of the applicable amount or the Depositor's compensation is referred to as a "regular contribution." Despite the preceding limits on contributions, a Depositor may make additional contributions specifically authorized by statute.e.g., repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation. Contributions may be limited under (3) through (5) below.

2. Applicable Amount. The applicable amount is determined below:
(i) If the Depositor is under age 50, the applicable amount is $5,000 for any taxable year beginning in 2008 and years thereafter. After 2008, the $5,000 amount will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code 219(b) (5) (D). Such adjustments will be in multiples of $500.

(ii) If the Depositor is 50 or older, the applicable amount under paragraph (i) above is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

(iii) If the Depositor was a participant in a Code 401(k) plan of a certain employer in bankruptcy described in Code 219(b)(5) (C), then the applicable amount under paragraph (i) above is increased by $3,000 for taxable years beginning after 2006 and before 2010 only. A Depositor who makes contributions under this paragraph (iii) may not also make contributions under paragraph (ii).

3. Regular Contribution Limit. The maximum regular contribution that can be made to all the Depositor's Roth IRAs for a taxable year is the smaller amount determined under (i) or (ii) below.

(i) The maximum regular contribution is phased out ratably between certain levels of modified adjusted gross income in accordance with the following table (for 2011):

Roth IRA Contribution Limits for 2011
(Modified AGI Levels)


Filing Status                   Full                            Smaller                         No
                                Contribution                    Contribution                    Contribution
-------------------------------------------------------------------------------------------------------------------
Single or Head of               Up to $107,000                  $107,000 but less than          $122,000 or more
Household                                                       $122,000

Married (filing jointly)        Up to $169,000                  $169,000 but less than          $179,000 or more
                                                                $179,000

Married (filing separately)     $0                              Between $0 and $10,000          $10,000 or more


An individual's modified adjusted gross income ("modified AGI") for a taxable year is defined in Code 408A(c) (3) and does not include any amount included in adjusted gross income as a result of a qualified rollover contribution. If the individual's modified AGI for a taxable year is in the phase-out range, the maximum regular contribution determined under this table for that taxable year is rounded up to the next multiple of $10 and is not reduced below $200. After 2006, the dollar amounts above will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code 408A(c) (3). Such adjustments will be in multiples of $1,000.

(ii) If the Depositor makes regular contributions to both Roth and non-Roth IRAs for a taxable year, the maximum regular contribution that can be made to all of the Depositor's Roth IRAs for that taxable year is reduced by the regular contributions made to the Depositor's non-Roth IRAs for the taxable year.

4. SIMPLE IRA Limits. No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Depositor first participated in that employer's SIMPLE IRA plan.

5. Inherited IRA. If this is an inherited IRA within the meaning of Code 408(d)
(3) (C), no contributions will be accepted.

6. Recharacterization. A regular contribution to a non-Roth IRA may be recharacterized pursuant to the rules in Code 1.408A-5 of the regulations as a regular contribution to this IRA, subject to the limits in (c) above.

7. Qualified Rollover Contribution. A "qualified rollover contribution" is a rollover contribution of a distribution from an eligible retirement plan described in Code 402(c) (8) (B). If the distribution is from an IRA, the rollover must meet the requirements of Code 408(d) (3), except the one-rollover-per year rule of Code 408(d) (3) (B) does not apply if the distribution is from a non-Roth IRA. If the distribution is from an eligible retirement plan other than an IRA, the rollover must meet the requirements of Code 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) or
457(e)(16), as applicable. A qualified rollover contribution also includes (i) and (ii) below.

(i) All or part of a military death gratuity or service members' group life insurance ("SGLI") payment may be contributed if the contribution is made within 1 year of receiving the gratuity or payment. Such contributions are disregarded for purposes of the onerollover-per-year rule under Code 408(d)
(3) (B).

(ii) All or part of an airline payment (as defined in Code 125 of the Worker, Retiree, and Employer Recovery Act of 2008 ("WRERA"), Pub. L. 110-458) received by certain airline employees may be contributed if the contribution is made within 180 days of receiving the payment.

8. Compensation. For purposes of Article I, Section (a), "compensation" is defined as wages, salaries, professional fees, or other amounts derived from or received for personal services actually rendered (including, but not limited to commissions paid salesmen, compensation for services on the basis of a percentage of profits, commissions on insurance premiums, tips, and bonuses) and includes earned income, as defined in Code 401(c)(2) (reduced by the deduction the self-employed individual takes for contributions made to a self-employed retirement plan). For purposes of this definition, Code
401(c) (2) shall be applied as if the term trade or business for purposes of Code 1402 included service described in subsection (c) (6). Compensation does not include amounts derived from or received as earnings or profits from property (including but not limited to interest and dividends) or amounts not includible in gross income (determined without regard to Code 112). Compensation also does not include any amount received as a pension or annuity or as deferred compensation. The term "compensation" shall include any amount includible in the individual's gross income under Code 71 with respect to a divorce or separation instrument described in subparagraph (A) of Code 71(b) (2). In the case of a married individual filing a joint return, the greater compensation of his or her spouse is treated as his or her own compensation, but only to the extent that such spouse's compensation is not being used for purposes of the spouse making an IRA contribution. The term "compensation" also includes any differential wage payments as defined in Code 3401(h) (2).

9. In the case of a joint return, the AGI limits in the preceding paragraph apply to the combined AGI of the Depositor and his or her spouse.

10. The Custodial Account is established for the exclusive benefit of the Depositor or his or her beneficiaries. If this is an inherited IRA within the meaning of Code 408(d) (3) (C) maintained for the benefit of a designated beneficiary of a deceased Depositor, references in this document to the "Depositor" are to the deceased Depositor.

Article II

The Depositor's interest in the balance in the Custodial Account is nonforfeitable.

Article III
1. No part of the Custodial Account funds may be invested in life insurance contracts, nor may the assets of the Custodial Account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the Custodial Account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3), which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

Article IV
1. If the Depositor dies before his or her entire interest is distributed to him or her and the Depositor's surviving spouse is not the designated Beneficiary, the entire remaining interest will be distributed in accordance with (a) below or, if elected or there is no designated Beneficiary, in accordance with (b) below:

        (a) The remaining interest will be distributed, starting by the end of the calendar year following the year of the Depositor's death, over the designated Beneficiary's remaining life expectancy as determined in the year following the death of the Depositor.

        (b) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Depositor's death.

2. The minimum amount that must be distributed each year under paragraph 1(a) above is the value of the Custodial Account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Treas. Reg.1.401(a) (9)-9 of the designated Beneficiary using the attained age of the beneficiary in the year following the year of the Depositor's death and subtracting 1 from the divisor for each subsequent year.

3. If the Depositor's spouse is the designated Beneficiary, such spouse will then be treated as the Depositor.

4. If this is an inherited IRA within the meaning of Code 408(d)(3)(C) established for the benefit of a nonspouse designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased Depositor under Code 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the nonspouse designated beneficiary may elect to have distributions made under this Article IV, paragraph (1)(a) if the transfer is made no later than the end of the year following the year of death.

5. The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decedent in accordance with Q&A-9 of Treas. Reg. 1.408-8.

Article V

1. The Depositor agrees to provide the Custodian with all information necessary to prepare any reports required by Code 408(i) and 408A (d)(3)(E), and Treas. Reg. 1.408-5 and 1.408-6, or other guidance published by the Internal Revenue Service (IRS).

2. The Custodian agrees to submit to the IRS and Depositor the reports prescribed by the IRS.

Article VI
Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through V and this sentence will be controlling. Any additional articles that are not consistent with Code 408A, the related regulations, and other published guidance will be invalid.

The Custodial Account is established for the exclusive benefit of the individual or his or her beneficiaries. If this is an inherited IRA within the meaning of Code 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased individual, references in this document to the "individual" are to the deceased individual.

Article VII

This agreement will be amended as necessary to comply with the provisions of the Code, the related regulations and other published guidance. Other amendments may be made in accordance with Section 11 of the Custodial Agreement.

Article VIII

1. Definitions. As used in this Article VIII the following terms have the following meanings:

"Adoption Agreement" is the application signed by the Depositor to accompany and adopt this Custodial Account. The Adoption Agreement may also be referred to as the "Account Application".

"Agreement" means this State Street Bank and Trust Company Roth IRA Custodial Agreement (consisting of this Custodial Agreement and the Adoption Agreement signed by the Depositor).

"Beneficiary" has the meaning assigned in Section 9.

"Custodial Account" means the Roth Individual Retirement Account established using the terms of this Agreement.

"Custodian" means State Street Bank and Trust Company.

"Depositor" means the person signing the Adoption Agreement accompanying this Agreement.

"Distributor" means the entity, which has a contract with the Fund to serve as distributor of the shares of the Fund. In any case where there is no Distributor, the duties assigned hereunder to the Distributor may be performed by the Fund or by an entity that has a contract to perform management or investment advisory services for the Fund.

"Fund" means Northeast Investors Trust, a mutual fund, which is advised, sponsored or distributed by Sponsor; provided, however, that such a mutual fund must be legally offered for sale in the state of the Depositor's residence.

"Service Company" means any entity employed by the Custodian or the Distributor, including the transfer agent for the Fund, to perform various administrative duties of either the Custodian or the Distributor. In any case where there is no Service Company, the duties assigned hereunder to the Service Company will be performed by the Distributor (if any) or by an entity specified in the second preceding paragraph.

"Sponsor" means Northeast Investors Trust. Reference to the Sponsor includes reference to any affiliate of Sponsor to which Sponsor has delegated (or which is in fact performing) any duty assigned to Sponsor under this Agreement.

2. Revocation. The Depositor may revoke the Custodial Account established hereunder by mailing or delivering a written notice of revocation to the Custodian within seven days after the Depositor receives the Disclosure Statement related to the Custodial Account. Mailed notice is treated as given to the Custodian on date of the postmark (or on the date of Post Office certification or registration in the case of notice sent by certified or registered mail). Upon timely revocation, the Depositor's initial contribution will be returned, without adjustment for administrative expenses, commissions or sales charges, fluctuations in market value or other changes.

The Depositor may certify in the Adoption Agreement that the Depositor received the Disclosure Statement related to the Custodial Account at least seven days before the Depositor signed the Adoption Agreement to establish the Custodial Account, and the Sponsor and Custodian may rely upon such certification.

In any instance where it is established that the Depositor has had possession of the Disclosure Statement for more than seven days, it will be conclusively presumed that the Depositor has waived his or her right to revoke under this Section.

3. Investments. All contributions to the Custodial Account shall be invested and reinvested in full and fractional shares of Northeast Investors Trust. All such shares shall be held as book entry shares, and no physical shares or share certificate will be held in the Custodial Account. Such investments shall be made in such proportions and/or in such amounts as Depositor from time to time in the Adoption Agreement or by other written notice to the Service Company (in such form as may be acceptable to the Service Company) may direct.

If any other directions or other orders by the Depositor with respect to the sale or purchase of shares of the Fund are unclear or incomplete in the opinion of the Service Company, the Service Company will refrain from carrying out such investment directions or from executing any such sale or purchase, without liability for loss of income or for appreciation or depreciation of any asset, pending receipt of clarification or completion from the Depositor.

All investment directions by Depositor will be subject to any minimum initial or additional investment or minimum balance rules or other rules (by way of example and not by way of limitation, rules relating to the timing of investment directions or limiting the number of purchases or sales or imposing sales charges on shares sold within a specified period after purchase) applicable to the Fund as described in its prospectus.

All dividends and capital gains or other distributions received on the shares of the Fund shall be reinvested in full and fractional shares of such Fund.

If the Fund held in the Custodial Account is liquidated or is otherwise made unavailable by the Sponsor as a permissible investment for a Custodial Account hereunder, the liquidation or other proceeds of such Fund shall be invested in accordance with the instructions of the Depositor. If the Depositor does not give such instructions, or if such instructions are unclear or incomplete in the opinion of the Service Company, the Service Company may invest such liquidation or other proceeds in such other Fund (including a money market fund as the Sponsor designates, and provided that the Sponsor gives at least thirty (30) days advance written notice to the Depositor and the Service Provider. In such case, neither the Service Company nor the Custodian will have any responsibility for such investment.

Alternatively, if the Depositor does not give instructions and the Sponsor does not designate such other Fund as described above then the Depositor (or his or her Beneficiaries) will be deemed to have directed the Custodian to distribute any amount remaining in the Fund to (i) the Depositor (or to his Beneficiaries as their interests shall appear on file with the Custodian) or, (ii) if the Depositor is deceased with no Beneficiaries on file with the Custodian, then to the Depositor's estate, subject to the Custodian's right to reserve funds as provided in Section 15(b). The Sponsor and the Custodian will be fully protected in making any and all such distributions pursuant to this Section 3, provided that the Sponsor gives at least thirty (30) days advance written notice to the Depositor and the Service Provider.

In such case, neither the Service Company nor the Custodian will have any responsibility for such distribution. The Depositor (or his or her Beneficiaries) shall be fully responsible for any taxes due on such distribution.

4. Transaction pricing. Any purchase or redemption of shares of the Fund for or from the Custodial Account will be effected at the public offering price or net asset value of the Fund (as described in the then effective prospectus for the Fund) next established after the Service Company has transmitted the Depositor's investment directions to the transfer agent for the Fund. Any purchase, transfer or redemption of shares of the Fund for or from the Custodial Account will be subject to any applicable sales, redemption or other charge as described in the then effective prospectus for the Fund.

5. Recordkeeping. The Service Company shall maintain adequate records of all purchases or sales of shares of the Fund for the Depositor's Custodial Account. Any account maintained in connection herewith shall be in the name of the Custodian for the benefit of the Depositor. All assets of the Custodial Account shall be registered in the name of the Custodian or of a suitable nominee. The books and records of the Custodian shall show that all such investments are part of the Custodial Account.

The Custodian shall maintain or cause to be maintained adequate records reflecting transactions of the Custodial Account. In the discretion of the Custodian, records maintained by the Service Company with respect to the Account hereunder will be deemed to satisfy the Custodian's recordkeeping responsibilities therefor. The Service Company agrees to furnish the Custodian with any information the Custodian requires to carry out the Custodian's recordkeeping responsibilities.

6. Allocation of Responsibility. Neither the Custodian nor any other party providing services to the Custodial Account will have any responsibility for rendering advice with respect to the investment and reinvestment of the Custodial Account, nor shall such parties be liable for any loss or diminution in value which results from Depositor's exercise of investment control over his Custodial Account.

Depositor shall have and exercise exclusive responsibility for and control over the investment of the assets of his Custodial Account, and neither Custodian nor any other such party shall have any duty to question his or her directions in that regard or to advise him or her regarding the purchase, retention or sale of shares of the Fund for the Custodial Account.

7. (a) Distributions. Distribution of the assets of the Custodial Account shall be made at such time and in such form as Depositor (or the Beneficiary if Depositor is deceased) shall elect by written order to the Custodian. It is the responsibility of the Depositor (or the Beneficiary) by appropriate distribution instructions to the Custodian to insure that any applicable distribution requirements of Code Section 401(a) (9) and Article IV above are met. If the Depositor (or Beneficiary) does not direct the Custodian to make distributions from the Custodial Account by the time that such distributions are required to commence in accordance with such distribution requirements, the Custodian (and Service Company) shall assume that the Depositor (or Beneficiary) is meeting any applicable minimum distribution requirements from another individual retirement arrangement maintained by the Depositor (or Beneficiary) and the Custodian and Service Company shall be fully protected in so doing. Depositor acknowledges that any distribution of a taxable amount from the Custodial Account (except for distribution on account of Depositor's disability or death, return of an "excess contribution" referred to in Code Section 4973, or a "rollover" from this Custodial Account) made earlier than age 59 1/2 may subject Depositor to an "additional tax on early distributions" under Code Section 72(t) unless an exception to such additional tax is applicable. For that purpose, Depositor will be considered disabled if Depositor can prove, as provided in Code Section 72(m)(7), that Depositor is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration.

(b) Taxability of distributions. The Depositor acknowledges (i) that any withdrawal from the Custodial Account will be reported by the Custodian in accordance with applicable IRS requirements (currently, on Form 1099-R), (ii) that the information reported by the Custodian will be based on the amounts in the Custodial Account and will not reflect any other individual retirement accounts the Depositor may own and that, consequently, the tax treatment of the withdrawal may be different than if the Depositor had no other individual retirement accounts, and (iii) that, accordingly, it is the responsibility of the Depositor to maintain appropriate records so that the Depositor (or other person ordering the distribution) can correctly compute all taxes due. Neither the Custodian nor any other party providing services to the Custodial Account assumes any responsibility for the tax treatment of any distribution from the Custodial
Account; such responsibility rests solely with the person ordering the distribution.

8. Distribution instructions. The Custodian assumes (and shall have) no responsibility to make any distribution except upon the written order of Depositor (or Beneficiary if Depositor is deceased) containing such information as the Custodian may reasonably request. Also, before making any distribution from or honoring any assignment of the Custodial Account, Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees, releases, indemnification agreements, and other documents (including proof of any legal representative's authority) deemed necessary or advisable by Custodian, but Custodian shall not be responsible for complying with any order or instruction which appears on its face to be genuine, or for refusing to comply if not satisfied it is genuine, and Custodian has no duty of further inquiry. Any distributions from the Custodial Account may be mailed, first-class postage prepaid, to the last known address of the person who is to receive such distribution, as shown on the Custodian's records, and such distribution shall to the extent thereof completely discharge the Custodian's liability for such payment.

9. (a) Designated Beneficiary. The term "Beneficiary" means the person or persons designated as such by the "designating person" (as defined below) on a form acceptable to the Custodian for use in connection with the Custodial Account, signed by the designating person, and filed with the Custodian. If, in the opinion of the Custodian or Service Company, any designation of beneficiary is unclear or incomplete, in addition to any documents or assurances the Custodian may request under Section 8, the Custodian or Service Company shall be entitled to request and receive such clarification or additional instructions as the Custodian in its discretion deems necessary to determine the correct Beneficiary(ies) following the Depositor's death.
The form designating the Beneficiary(ies) may name individuals, trusts, estates, or other entities as either primary or contingent beneficiaries. However, if the designation does not effectively dispose of the entire Custodial Account as of the time distribution is to commence, the term "Beneficiary" shall then mean the designating person's estate, with respect to the assets of the Custodial Account not disposed of by the designation form. The form last accepted by the Custodian, or its designee, before such distribution is to commence, provided it was received by the Custodian, or its designee, (or deposited in the U.S. Mail or with a reputable delivery service) during the designating person's lifetime, shall be controlling and, whether or not fully dispositive of the Custodial Account, thereupon shall revoke all such forms previously filed by that person. The term "designating person" means Depositor during his/her lifetime; only after Depositor's death, it also means Depositor's spouse if the spouse is a Beneficiary and elects to transfer assets from the Custodial Account to the spouse's own Custodial Account in accordance with applicable provisions of the Code. (Note: Married Depositors who reside in a community property or marital property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin), may need to obtain spousal consent if they have not designated their spouse as the primary Beneficiary for at least half of their Custodial Account. Consult a lawyer or other tax professional for additional information and advice.)

(b) Rights of Inheriting Beneficiary. Notwithstanding any provisions in this Agreement to the contrary, when and after the distribution from the Custodial Account to Depositor's Beneficiary commences, all rights and obligations assigned to Depositor hereunder shall inure to, and be enjoyed and exercised by, Beneficiary instead of Depositor.

(c) Election by Spouse. Notwithstanding Section 3 of Article IV above, if the Depositor's spouse is the sole Beneficiary on the Depositor's date of death, the spouse will not be treated as the Depositor if the spouse elects not to be so treated. In such event, the Custodial Account will be distributed in accordance with the other provisions of such Article IV, except that distributions to the Depositor's spouse are not required to commence until December 31 of the year in which the Depositor would have turned age 70 1/2.

10. Tax reporting responsibilities.

(a) The Depositor agrees to provide information to the Custodian at such time and in such manner as may be necessary for the Custodian to prepare any reports required under Section 408(i) or Section 408A(d)(3)(E) of the Code and the regulations thereunder or otherwise.

(b) The Custodian or the Service Company will submit reports to the Internal Revenue Service and the Depositor at such time and manner and containing such information as is prescribed by the Internal Revenue Service.

(c) The Depositor, Custodian and Service Company shall furnish to each other such information relevant to the Custodial Account as may be required under the Code and any regulations issued or forms adopted by the Treasury Department thereunder or as may otherwise be necessary for the administration of the Custodial Account.

(d) The Depositor shall file any reports to the Internal Revenue Service which are required of him by law (including Form 5329), and neither the Custodian nor Service Company shall have any duty to advise Depositor concerning or monitor Depositor's compliance with such requirement.

11. Amendments.

(a) Depositor retains the right to amend this Agreement in any respect at any time, effective on a stated date which shall be at least 60 days after giving written notice of the amendment (including its exact terms) to Custodian by registered or certified mail, unless Custodian waives notice as to such amendment. If the Custodian does not wish to continue serving as such under this Custodial Account document as so amended, it may resign in accordance with
Section 15 below.

(b) Depositor delegates to the Custodian the Depositor's right so to amend, provided (i) the Custodian does not change the investments available under this Custodial Agreement, and (ii) the Custodian amends in the same manner all agreements comparable to this one, having the same Custodian, permitting comparable investments, and under which such power has been delegated to it; this includes the power to amend retroactively if necessary or appropriate in the opinion of the Custodian in order to conform this Custodial Account to pertinent provisions of the Code and other laws or successor provisions of law, or to obtain a governmental ruling that such requirements are met, to adopt a prototype or master form of agreement in substitution for this Agreement, or as otherwise may be advisable in the opinion of the Custodian. Such an amendment by the Custodian shall be communicated in writing to Depositor, and Depositor shall be deemed to have consented thereto unless, within 30 days after such communication to Depositor is mailed, Depositor either (i) gives Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) removes the Custodian and appoints a successor under Section 15 below.

Pending the adoption of any amendment necessary or desirable to conform this Agreement to the requirements of any amendment to any applicable provision of the Code or regulations or rulings issued thereunder
(including any amendment to Form 5305-RA), the Custodian and the Service Company may operate the Custodial Account in accordance with such requirements to the extent that the Custodian and/or the Service Company deem necessary to preserve the tax benefits of the Account.

(c) Notwithstanding the provisions of subsections (a) and (b) above, no amendment shall increase the responsibilities or duties of Custodian without its prior written consent.

(d) This Section 11 shall not be construed to restrict the Custodian's right to substitute fee schedules in the manner provided by Section 14 below, and no such substitution shall be deemed to be an amendment of this Agreement.

12. Terminations

(a) This Agreement shall terminate and have no further force and effect upon a complete distribution of the Custodial Account to the Depositor (or his or her Beneficiaries) or to a successor custodian or trustee in accordance with the instructions provided to the Custodian by the Depositor. In addition, the Sponsor shall have the right to terminate this Agreement and instruct the Custodian to distribute the Custodial Account upon thirty (30) days notice to the Custodian and the Depositor (or his or her Beneficiaries if the Depositor is deceased). In the event of such termination by the Sponsor, the Custodian shall transfer the entire amount in the Custodial Account to a successor custodian or trustee as the Depositor
(or his or her Beneficiaries) shall instruct or shall distribute the Custodial Account to the Depositor (or his or her Beneficiaries) if so directed. If, at the end of such thirty (30) day period, the Depositor
(or his or her Beneficiaries) has not directed the Custodian to transfer or distribute the amount in the Custodial Account as described above then the Depositor (or his or her Beneficiaries) will be deemed to have directed the Custodian to distribute any amount remaining in the Custodial Account to (i) the Depositor (or to his Beneficiaries as their interests shall appear on file with the Custodian) or, (ii) if the Depositor is deceased with no Beneficiaries on file with the Custodian, then to the Depositor's estate, subject to the Custodian's right to reserve funds as provided in Section 15(b). The Sponsor and the Custodian will be fully protected in making any and all such distributions pursuant to this Section 12(a). The Depositor (or his or her Beneficiaries) shall be fully responsible for any taxes due on such distribution.

(b) Sections 13(f), 15(b) and 15(c) hereof shall survive the termination of the Custodial Account and this Agreement. Upon termination of the Custodial Account and this Agreement, the Custodian shall be relieved from all further liability hereunder or with respect to the Custodial Account and all assets thereof so distributed.

13. Responsibilities of Custodian and service providers

(a) In its discretion, the Custodian may appoint one or more contractors or service providers to carry out any of its functions and may compensate them from the Custodial Account for expenses attendant to those functions. In the event of such appointment, all rights and privileges of the Custodian under this Agreement shall pass through to such contractors or service providers who shall be entitled to enforce them as if a named party.

(b) The Service Company shall be responsible for receiving all instructions, notices, forms and remittances from Depositor and for dealing with or forwarding the same to the transfer agent for the Fund.

(c) The parties do not intend to confer any fiduciary duties on Custodian or Service Company (or any other party providing services to the Custodial Account), and none shall be implied. Neither shall be liable (or assumes any responsibility) for the collection of contributions, the proper amount, time or tax treatment of any contribution to the Custodial Account or the propriety of any contributions under this Agreement, or the purpose, time, amount (including any minimum distribution amounts), tax treatment or propriety of any distribution hereunder, which matters are the sole responsibility of Depositor and Depositor's Beneficiary.

(d) Not later than 60 days after the close of each calendar year (or after the Custodian's resignation or removal), the Custodian or Service Company shall file with Depositor a written report or reports reflecting the transactions effected by it during such period and the assets of the Custodial Account at its close. Upon the expiration of 60 days after such a report is sent to Depositor (or Beneficiary), the Custodian or Service Company shall be forever released and discharged from all liability and accountability to anyone with respect to transactions shown in or reflected by such report except with respect to any such acts or transactions as to which Depositor shall have filed written objections with the Custodian or Service Company within such 60 day period.

(e) The Service Company shall deliver, or cause to be delivered, to Depositor all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Funds credited to the Custodial Account. No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Depositor.

(f) Depositor shall always fully indemnify Service Company, Distributor, the Fund(s), Sponsor and Custodian and save them harmless from any and all liability whatsoever which may arise either (i) in connection with this Agreement and the matters which it contemplates, except that which arises directly out of the Service Company's, Distributor's, Fund's, Sponsor's or Custodian's bad faith, gross negligence or willful misconduct, (ii) with respect to making or failing to make any distribution, other than for failure to make distribution in accordance with an order therefor which is in full compliance with Section 8, or (iii) actions taken or omitted in good faith by such parties. Neither Service Company nor Custodian shall be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement or such matters unless agreed upon by that party and Depositor, and unless fully indemnified for so doing to that party's satisfaction.

(g) The Custodian and Service Company shall each be responsible solely for performance of those duties expressly assigned to it in this Agreement, and neither assumes any responsibility as to duties assigned to anyone else hereunder or by operation of law.

(h) The Custodian and Service Company may each conclusively rely upon and shall be protected in acting upon any written order from Depositor or Beneficiary, or any other notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed, and so long as it acts in good faith, in taking or omitting to take any other action in reliance thereon. In addition, Custodian will carry out the requirements of any apparently valid court order relating to the Custodial Account and will incur no liability or responsibility for so doing.

14. Fees and Expenses.

(a) The Custodian, or its designee, in consideration of its services under this Agreement, shall receive the fees specified on the applicable fee schedule. The fee schedule originally applicable shall be the one specified in the Adoption Agreement or Disclosure Statement, as applicable. The Custodian may substitute a different fee schedule at any time upon 30 days' written notice to Depositor. The Custodian, or its designee, shall also receive reasonable fees for any services not contemplated by any applicable fee schedule and either deemed by it to be necessary or desirable or requested by Depositor.

(b) Any income, gift, estate and inheritance taxes and other taxes of any kind whatsoever, including transfer taxes incurred in connection with the investment or reinvestment of the assets of the Custodial Account, that may be levied or assessed in respect to such assets, and all other administrative expenses incurred by the Custodian in the performance of its duties (including fees for legal services rendered to it in connection with the Custodial Account) shall be charged to the Custodial Account. If the Custodian is required to pay any such amount, the Depositor (or Beneficiary) shall promptly upon notice thereof reimburse the Custodian.

(c) All such fees and taxes and other administrative expenses charged to the Custodial Account shall be collected either from the amount of any contribution or distribution to or from the Custodial Account, or (at the option of the person entitled to collect such amounts) to the extent possible under the circumstances by the conversion into cash of sufficient shares of the Fund held in the Custodial Account (without liability for any loss incurred thereby). Notwithstanding the foregoing, the Custodian or Service Company may make demand upon the Depositor for payment of the amount of such fees, taxes and other administrative expenses. Fees which remain outstanding after 60 days may be subject to a collection charge.

15. Resignation or Replacement of Custodian.

(a) Upon 90 days' prior written notice to the Custodian, Depositor or Sponsor, as the case may be, may remove it from its office hereunder. Such notice, to be effective, shall designate a successor custodian and shall be accompanied by the successor's written acceptance. The Custodian also may at any time resign upon 90 days' prior written notice to Sponsor, whereupon the Sponsor shall notify the Depositor (or Beneficiary) and shall appoint a successor to the Custodian. In connection with its removal or resignation hereunder, the Custodian may, but is not required to, designate a successor custodian by written notice to the Sponsor or Depositor (or Beneficiary) if neither the Sponsor nor Depositor (or Beneficiary) designate a successor custodian, and the Sponsor or Depositor (or Beneficiary) will be deemed to have consented to such successor unless the Sponsor or Depositor
(or Beneficiary) designates a different successor custodian and provides written notice thereof together with such a different successor's written acceptance by such date as the Custodian specifies in its original notice to the Sponsor or Depositor (or Beneficiary) (provided that the Sponsor or Depositor (or Beneficiary) will have a minimum of 30 days to designate a different successor).

(b) The successor custodian shall be a bank, insured credit union, or other person satisfactory to the Secretary of the Treasury under Code
Section 408(a)(2). Upon receipt by Custodian of written acceptance by its successor of such successor's appointment, Custodian shall transfer and pay over to such successor the assets of the Custodial Account and all records (or copies thereof) of Custodian pertaining thereto, provided that the successor custodian agrees not to dispose of any such records without the Custodian's consent. Custodian is authorized, however, to reserve such sum of money or property as it may deem advisable for payment of all its fees, compensation, costs, and expenses, or for payment of any other liabilities constituting a charge on or against the assets of the Custodial
Account or on or against the Custodian, with any balance of such reserve remaining after the payment of all such items to be paid over to the successor custodian.

(c) No custodian shall be liable for the acts or omissions of its predecessor or its successor.

16. Applicable Code. References herein to the "Code" and sections thereof shall mean the same as amended from time to time, including successors to such sections.

17. Delivery of notices. Except where otherwise specifically required in this Agreement, any notice from Custodian to any person provided for in this Agreement shall be effective if sent by first-class mail to such person at that person's last address on the Custodian's records.

18. Exclusive benefit. Depositor or Depositor's Beneficiary shall not have the right or power to anticipate any part of the Custodial Account or to sell, assign, transfer, pledge or hypothecate any part thereof. The Custodial Account shall not be liable for the debts of Depositor or Depositor's Beneficiary or subject to any seizure, attachment, execution or other legal process in respect thereof except to the extent required by law. At no time shall it be possible for any part of the assets of the Custodial Account to be used for or diverted to purposes other than for the exclusive benefit of the Depositor or his/her Beneficiary except to the extent required by law.

19. Applicable law/Interpretation. When accepted by the Custodian, this Agreement is accepted in and shall be construed and administered in accordance with the laws of the state where the principal offices of the Custodian are located. Any action involving the Custodian brought by any other party must be brought in a state or federal court in such state.

This Agreement is intended to qualify under the Code as an individual retirement account and entitle Depositor to the retirement savings deduction under section 219 if available. If any provision of this Agreement is subject to more than one interpretation or any term used herein is subject to more than one construction, such ambiguity shall be resolved in favor of that interpretation or construction which is consistent with the intent expressed in the preceding sentence.

However, the Custodian shall not be responsible for whether or not such intentions are achieved through use of this Agreement, and Depositor is referred to Depositor's attorney for any such assurances.

20. Professional advice. Depositor is advised to seek advice from Depositor's attorney regarding the legal consequences including but not limited to federal and state tax matters) of entering into this Agreement, contributing to the Custodial Account, and ordering Custodian to make distributions from the Custodial Account. Depositor acknowledges that Custodian, Service Company and Sponsor (and any company associated therewith) are prohibited by law from rendering such advice.

21. Definition of written notice. If any provision of any document governing the Custodial Account provides for notice, instructions or other communications from one party to another in writing, to the extent provided for in the procedures of the Custodian, Service Company or another party, any such notice, instructions or other communications may be given by telephonic, computer, other electronic or other means, and the requirement for written notice will be deemed satisfied.

22. Governing documents. The legal documents governing the Custodial Account are as follows:

(a) For a Roth IRA under Code Section 408A, the provisions of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Custodial Account.

(b) The Depositor acknowledges that the Sponsor and/or Service Company may require the establishment of different Roth IRA accounts to hold annual contributions under Code Section 408A(c)(2) and to hold conversion amounts under Code Section 408A(c)(3)(B). The Service Company may also require the establishment of different Roth IRA accounts to hold amounts converted in different calendar years. If the Service Company does not require such separate account treatment, the Depositor may make annual contributions and conversion contributions to the same account.

23. Conformity to IRS Requirements. This Agreement and the Adoption Agreement signed by the Depositor (as either may be amended) are the documents governing the Custodial Account. Articles I through VII of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-RA. It is anticipated that, if and when the Internal Revenue Service promulgates changes to Form 5305-RA, as modified by subsequent guidance, the Custodian will amend this Agreement correspondingly.

24. Conversion and recharacterization. If the Depositor maintains an Individual Retirement Account under Code Section 408(a), Depositor may convert or transfer such other IRA to a Roth IRA under Code Section 408A using the terms of this Agreement and the Adoption Agreement by completing and executing the Adoption Agreement and giving suitable directions to the Custodian and the custodian or trustee of such other IRA. Alternatively, the Depositor may convert or transfer such other IRA to a Roth IRA by use of a reply card or by telephonic, computer or electronic means in accordance with procedures adopted by the Custodian or Service Company intended to meet the requirements of Code
Section 408A, and the Depositor will be deemed to have executed the Adoption Agreement and adopted the provisions of this Agreement and the Adoption Agreement in accordance with such procedures.

In accordance with the requirements of section 408A(d)(6) and regulations thereunder, the Depositor may recharacterize a contribution to a Traditional IRA as a contribution to a Roth IRA,. The Depositor agrees to observe any limitations imposed by the Service Company on the number of such transactions in any year (or any such limitations or other restrictions that may be imposed by the Service Company or the IRS).

25. Representations by Depositor. The Depositor acknowledges that he or she has received and read the current prospectus for the Fund in which his or her Custodial Account is invested and the Individual Retirement Account Disclosure Statement related to the Custodial Account. The Depositor represents under penalties of perjury that his or her Social Security number (or other Taxpayer Identification Number) as stated in the Adoption Agreement is correct.

26. Custodial Acceptance. If all required forms and information are properly submitted, State Street Bank and Trust Company will accept appointment as Custodian of the Custodial Account. However, this Agreement (and the Adoption Agreement) is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Custodial Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated in the Depositor's Adoption Agreement will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Custodial Account.

27. Minor Depositor. If the Depositor is a minor under the laws of his or her state of residence, then a parent or guardian shall exercise all powers and duties of the Depositor, as indicated herein, and shall sign the Adoption Agreement on behalf of the minor. The Custodian's acceptance of the Custodial Account on behalf of any Depositor who is a minor is expressly conditioned upon the agreement of the parent or guardian to accept the responsibility to exercise all such powers and duties, and all parties hereto so acknowledge.
Upon attainment of the age of majority under the laws of the Depositor's state of residence at such time, the Depositor may advise the Custodian in writing (accompanied by such documentation as the Custodian may require) that he or she is assuming sole responsibility to exercise all rights, powers, obligations, responsibilities, authorities or requirements associated with the Custodial Account. Upon such notice to the Custodian, the Depositor shall have and shall be responsible for all of the foregoing, the Custodian will deal solely with the Depositor as the person controlling the administration of the Custodial
Account, and the Depositor's parent or guardian thereafter shall not have or exercise any of the foregoing. (Absent such written notice from the Depositor, Custodian shall be under no obligation to acknowledge the Depositor's right to exercise such powers and authority and may continue to rely on the parent or guardian to exercise such powers and authority until notified to the contrary by the Depositor.)

28. Depositor's responsibilities. Depositor acknowledges that it is his/her sole responsibility to report all contributions to or withdrawals from the Custodial Account correctly on his or her tax returns, and to keep necessary records of all the Depositor's IRAs (including any that may be held by another custodian or trustee) for tax purposes. All forms must be acceptable to the Custodian and dated and signed by the Depositor.

                           NORTHEAST INVESTORS TRUST
                          ROTH IRA ADOPTION AGREEMENT

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A

NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account, we ask for your name, address, date of birth, social security number and other information that will allow us to identify you. Until you provide the requested information and we have verified your identity, we will be unable to open an account for you or to effect any transaction on your behalf.

1. Depositor Information

Please print clearly in CAPITAL LETTERS

First Name Middle Initial Last Name

Social Security Number Date of Birth

Street Address Apartment or Box Number

City State Zip Code

Daytime Telephone Number Evening Telephone Number

E-mail address

2. Type of Roth IRA, Amount of Investment, and Related Certifications

Please indicate the type of Roth IRA that is to be opened by checking the appropriate box, writing the amount of your investment, and, if applicable, the Tax Year to which your contribution applies.
Please be sure to read the related certifications and be sure that the certifications accurately reflect your circumstances.

Make all checks payable to Northeast Investors Trust.

Roth IRA Contribution of $ for Tax Year

Should not exceed your IRA annual contribution limit for the year. (See the Disclosure Statement for the limits In effect for different years.). The minimum initial investment is $500.

Spousal Roth IRA Contribution of $ for Tax Year

If your spouse has less compensation or earned income than you, you may establish spousal Roth IRAs (one for you and one for your spouse) and contribute up to the IRA annual contribution limit in effect for the year to each spouse's IRA if you have this much compensation or earned income. Complete a separate Adoption Agreement for each spousal Roth IRA.

Transfer* or Rollover of Roth IRA

Transfer of existing Roth IRA directly from current custodian or trustee, or a rollover within 60 days after withdrawing from existing Roth IRA.

Transfer or Rollover of Roth Account in Employer Plan, 403(b) Account or Eligible 457 Plan Transfer ("direct rollover") of existing Roth account in a qualified employer plan, 403(b) account or eligible governmental 457 deferred compensation plan, or a regular rollover of the Roth account of $ within 60 days after distribution to you.

Inherited Roth IRA**

Check this box if the IRA you are establishing will hold inherited assets (assets that you are receiving as a beneficiary of a deceased IRA owner or plan participant). If you do not check this box, you are certifying that you are the owner of this IRA in your own right and are not subject to the special rules for an inheriting beneficiary of a deceased IRA owner or plan participant.

I am transferring inherited/beneficiary assets from another IRA or an employer plan account in accordance with applicable tax law requirements, and I am the (check applicable box)
                surviving spouse or

                a non-spousal beneficiary. [For a nonspousal beneficiary, the account will be registered as a decedent Roth IRA.]

                If a surviving spouse, register my Roth IRA as an

                inherited Roth IRA or

                Roth IRA in my name (i.e., not an inherited IRA).

The date of the deceased IRA account owner/plan participant's death:
___________________.

Note: If the participant had started to receive required minimum distributions form an employer plan, the surviving spouse must receive required minimum distributions from the inherited Roth IRA.

Conversion of Non-Roth IRA

Transfer of existing non-Roth IRA directly from current custodian or trustee, or a rollover within 60 days after withdrawing from existing Non-Roth IRA. Such a transfer or rollover is a taxable event.

Conversion of Northeast Investors Trust Traditional IRA
Conversion of an existing Northeast Investors Trust Traditional (or other non-Roth) IRA to a Roth IRA. Such a conversion is a taxable event; complete the Special Income Tax Withholding Election enclosed with this Adoption Agreement. Current Northeast Investors Trust IRA Account Number: __________________.

Amount Converted: Entire account
                Part *$_______ or _______% or ________ shares)

* Complete and send the Roth IRA Transfer form along with the Adoption Agreement. See page xx of Disclosure Statement for more information on the tax implications of the above choice.

3. Designation of Beneficiary
If you do not choose to designate a beneficiary for your Roth IRA or if no designated beneficiary survives you, your Roth IRA will go to your estate (unless otherwise provided by the laws of your state of residence). You may change your designation of beneficiary or beneficiaries by filing a new designation of beneficiary with Northeast Investors Trust. Any such subsequent designation will revoke all prior designation(s), even if the subsequent designation does not dispose of your entire account.

Please note that the selection of a beneficiary can have important estate and tax planning consequences.

Accordingly, consult a competent professional if needed. Also, consult your attorney if you are a resident of a community or marital property state for legal requirements.

As depositor, I hereby designate the person(s) named below as the primary beneficiary(ies) in the event of my death before my account has been paid to me in full. If any, but fewer than all, of the primary beneficiaries predecease me, the share of the deceased primary beneficiary(ies) will be divided among the surviving primary beneficiary(ies) in proportion to the percentage otherwise payable to each surviving primary beneficiary. If all primary beneficiaries predecease me, the value of my account shall be distributed to the contingent beneficiary(ies} designated below who survive me. If any, but fewer than all, of the contingent beneficiaries predecease me, the share of the deceased contingent beneficiary(ies) will be divided among the surviving contingent beneficiary(ies) in proportion to the percentage otherwise payable to each such surviving contingent beneficiary. If two or more persons are named as primary or contingent beneficiaries, and no percentage is indicated, I intend that the surviving persons listed shall receive equal portions. (If the beneficiary is a trust, please Indicate the name, address, and date of the trust [Designation of Beneficiary Form on next page.]


Primary Beneficiary or Beneficiaries:
Pay my account to the primary beneficiary or beneficiaries named below who are living at my death

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Contingent Beneficiary or Beneficiaries:

If no primary beneficiary is living at my death, pay the Account to the contingent beneficiary or beneficiaries named below who are living at my death.

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

Name (First, Middle Initial, Last) Social Security Number

Street Address

City State Zip Code

Relationship Date of Birth Percentage*

*Shares for each IRA's beneficiary must add up to 100%. Please do not indicate fractional percentages (for example, if there are three beneficiaries, indicate 33%, 33% and 34%).

4. Special Income Tax Withholding Election
Complete this Section 4 only if you are converting an existing Northeast Investors Trust Traditional (or other non-Roth) IRA to a Roth IRA.

I understand that the taxable amount converted to a Roth IRA will be treated as taxable income to me. I agree that I am responsible for the tax results of converting.

My current Non-Roth IRA will receive a new account number when it is converted into a Roth IRA. My existing investment will remain unchanged.

I elect to have withholding or no withholding of federal income tax on the taxable amount converted as indicated below. I understand the amounts converted from an existing Traditional IRA, SEP IRA, or SIMPLE IRA to a Roth IRA (other than prior nondeductible contribution amounts ) are subject to federal income tax withholding unless I elect no withholding. Unless I elect no withholding, 10% of the taxable amount converted will be withheld as federal income taxes. In addition, there may be withholding of state income taxes depending on my state of residence. Please note that, if you elect no withholding, you may have to pay estimated tax. Insufficient payments of estimated tax may result in penalties. I understand that the financial benefits of converting my existing Account to a Roth IRA Account may depend upon the entire account. Therefore, from a financial viewpoint, it may be better to me to elect no withholding and to pay any income taxes due from other funds of mine rather than to reduce the amount converted from my existing IRA to my Roth IRA by applicable withholding taxes.

I do not want to have federal income tax and any applicable state income tax withheld from my distribution.

I do want to have federal income tax and any applicable state income tax withheld from my distribution.

5. Certifications & Signature

I hereby adopt with the Custodian this Northeast Investors Trust Roth Individual Retirement Account (the "Account") under Internal Revenue Code
Section 408A(b), using the State Street Bank and Trust Company Roth IRA Custodial Agreement (which is incorporated by reference). I have received and read the Northeast Investors Trust Roth IRA Disclosure Statement and the prospectus of the fund. I certify under penalties of perjury that my Social Security number above is correct. I further certify that I am a U.S. Person (a U.S. citizen or a resident alien).. If applicable, I elect the Income Tax Withholding indicated in Section 4 above.

With respect to an Inherited IRA, if applicable, I further certify the following:

.. For a regular rollover within 60 days, I certify that (i) I have not made another rollover within the one-year period immediately preceding this rollover, (ii) such distribution was received within 60 days of making the rollover to this Account, and (iii) no portion of the amount to be rolled over is a required minimum distribution under the required distribution rules or a hardship distribution for an employer plan under Code sections 401(a), 403(b) or a 457 eligible governmental plan. .

If I am an electing surviving spouse or non-spouse beneficiary, I acknowledge that (i) the required minimum distribution rules for a beneficiary apply to the Account, (ii) I am responsible for providing the Custodian with appropriate withdrawal instructions in order to satisfy such rules, and (iii) failure to withdraw amounts as needed to satisfy such rules may result in significant penalty taxes.

Depositor Signature Date

Custodian Acceptance. State Street Bank and Trust Company will accept appointment as Custodian of the Depositor's Account. However, this Agreement is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated above will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Depositor's Account.

STATE STREET BANK AND TRUST COMPANY, CUSTODIAN

If the above Depositor is a minor under the laws of the Depositor's state of residence, a parent or guardian must also sign the Adoption Agreement in the space provided below. Until the Depositor reaches the age of majority, the parent or guardian will exercise the powers and duties of Depositor.

Signature of Parent or Guardian Social Security Number Date of Birth Date

Residential Address of Parent or Guardian:
_______________________________________________________

If you wish to receive periodic withdrawals, please complete the enclosed Universal IRA Withdrawal Authorization Form and return it with this Adoption Agreement. A signature guarantee is not required when a request for periodic withdrawals accompanies an Adoption Agreement for a new account.

Note: Please send all checks, a completed Adoption Agreement and any other forms and/or related documents to the following address:
                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.

RETAIN A PHOTOCOPY OF THE COMPLETED ADOPTION AGREEMENT FOR YOUR
RECORDS.

NORTHEAST INVESTORS TRUST
ROTH IRA TRANSFER/CONVERSION FORM

Instructions:

To make a direct transfer of amounts in an existing Traditional IRA, SEP IRA, SIMPLE IRA or Roth IRA with another custodian or trustee, complete this authorization form and send it to Northeast Investors Trust with the other documents establishing your Northeast Investors Trust Roth IRA.

To:

Name of Current Trustee/Custodian/Plan Administrator

Address

Telephone Number

Re:

Name Appearing on Your Current Account

Your Address

Your Current Account Number

INSTRUCTIONS TO CURRENT TRUSTEE/CUSTODIAN/PLAN ADMINISTRATOR:

Please transfer the following amount to my Northeast Investors Trust Roth IRA (payee and address directions are at the bottom of this form):

... Liquidate all assets and transfer the proceeds

... Liquidate __________shares and transfer the proceeds

... Transfer $__________

... Conversion $__________

Important: If you are now receiving minimum distributions from another non-Roth IRA in accordance with the age 70 1/2 rules, be sure that any amount you transfer to a Roth IRA does not include any amounts which are required to be distributed to you for the year of the transfer. Internal Revenue
Service ("IRS") rules prohibit transferring such amounts to a Roth IRA. Also, do not transfer any amounts from a SIMPLE IRA until it has been in existence for at least two years. Consult a qualified tax advisor or the IRS if you have any questions about whether you qualify to transfer/convert from a non-Roth IRA to a Roth IRA or about any other aspect of the transfer.

Note: Any taxable amounts transferred from another non-Roth IRA to a Roth IRA as part of this transfer must be included as part of gross income and reported to the IRS in the year of the transfer/ conversion.

Amounts transferred from a Traditional IRA, SEP IRA or SIMPLE IRA to a Roth IRA are considered to be income. The IRS also requires that 10% of the amount converted be withheld for federal income tax purposes unless you elect not to withhold below. State taxes may also apply. Consult your financial advisor to determine whether withholding is advisable, as the expected financial benefits from converting may be diminished if you pay income tax from the amount converted.

... Withhold 10% for federal income taxes (also withhold state income taxes, if applicable).

... Do not withhold income taxes.

If you want the funds transferred directly to your existing Roth IRA with Northeast Investors Trust,

please indicate your account number: __________________________.

If you want to establish a separate Roth IRA account to hold amounts converted/transferred (including the transfer directed in this form), you must complete a new Roth IRA Adoption Agreement for each separate Roth IRA account you want to establish.

Your Signature* Date

*Please ask your present trustee or custodian if a signature guarantee is required. . If required, the following signature guarantee should be completed. Your signature may be guaranteed by a bank, a member of a stock exchange, or other eligible guarantor. Notarizations are not acceptable.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Officer or other Authorized Signatory and Title

CURRENT ACCOUNT TYPE:

Rollover IRA  SIMPLE IRA  403(b)
Traditional IRA  Qualified Plan  Eligible 457 Plan
SEP-IRA  Inherited IRA/Employer Plan

(Below Line for Bank Use)

State Street Bank and Trust Company, as (successor) custodian of the above individual's Roth IRA account, requests the transfer or direct rollover of assets as indicated above. The Northeast Investors Trust Roth IRA meets the requirements of Code Section 408A and is qualified to receive the transfer requested above.

State Street Bank and Trust Company, Custodian

Date: By:

To Current Trustee/Custodian: Please return a copy of this form with your response. Make checks payable to Northeast Investors Trust. Address for checks, forms, etc.:
                           Northeast Investors Trust,
                                125 High Street
                               Boston, MA 02110.

If you have any questions please call 1-800-225-6704.


NORTHEAST INVESTORS TRUST
UNIVERSAL IRA WITHDRAWAL AUTHORIZATION FORM

1. Depositor Information

Please print clearly in CAPITAL LETTERS

First Name Middle Initial Last Name

Social Security Number Date of Birth

Street Address Apartment or Box Number

City State Zip Code

Daytime Telephone Number Evening Telephone Number

E-mail address

2. Type of Withdrawal

Normal

Individual is over age 59 1/2.

Required

Individual is age 70 1/2 or older (Non-Roth IRAs only)

Disability

Individual certifies that the individual is disabled and therefore unable to engage In any substantial gainful activity by reason of a medically determinable physical or mental Impairment which can be expected to be of long continued or indefinite duration or to result in death.

Premature

Individual is under age 59 1/2 and not disabled. The individual acknowledges that this withdrawal may involve a 10% Federal penalty tax on the taxable amount withdrawn, in addition to the inclusion of the taxable amount in income for the year the withdrawal is received. Consult with your tax advisor for additional information.

Conversion to Roth IRA
Conversion of the Traditional IRA to a Roth IRA.

Death

Each beneficiary of a deceased individual must complete this form, have his or her signature guaranteed, and enclose a certified copy of the death certificate. If the beneficiary Is not a named individual, the legal representative must complete this form, have his or her signature guaranteed, and enclose a copy of his or her court appointment and a certified copy of the death certificate.

Premature/ Life Expectancy
Individual is under age 59 1/2 and elects substantially equal periodic payments over his or her life expectancy or joint life expectancy of individual and designated beneficiary. If the individual changes the payment method prior to the later of attaining age 59 1/2 or five (5) years from the date of the first payment, the IRS may impose a 10% penalty on all payments received prior to age 59 1/2.

Medical Expenses
The individual certifies that the amount withdrawn does not exceed the individual's deductible medical expenses for the year of the withdrawal (generally speaking, medical expenses paid during a year are deductible if they are not covered or reimbursable by health insurance and they exceed 7.5% of the individual's adjusted gross income for that year).

Health Insurance Premiums
The individual certifies that (i) the amount withdrawn does not exceed the amount the individual paid for health insurance coverage for the individual and/or the individual's spouse or dependents, (ii) the individual received state or Federal unemployment compensation benefits for at least
12 weeks, (iii) the withdrawal is being made in the calendar year in which the unemployment benefits were received or the following calendar year, and (iv) the withdrawal is not being made after the individual had been reemployed for 60 or more days.

Eligible Higher Education Expenses
The individual certifies that the amount withdrawn does not exceed eligible higher education expenses. These are expenses for tuition, fees, books and supplies necessary to attend an institution for postsecondary education. Room and board are eligible expenses for students attending at least half-time. The student may be the individual, individual's spouse, or child or grandchild of individual or spouse. Expenses covered by a scholarship or other educational assistance payment or tax-advantaged source of financing are not eligible expenses.

Eligible First-Time Homebuyer Expenses
The individual certifies that the amount withdrawn does not exceed eligible first-homebuyer expenses. These include costs of purchase, construction or reconstruction of a principal residence (including normal settlement, financing or closing costs). The homebuyer may be the individual, the individual's spouse, or the child, grandchild, parent or grandparent of the individual or individual's spouse. A "first-time homebuyer" is an individual who has not (and, if married, whose spouse has not) had an ownership interest in a principal residence during the two-year period immediately preceding the home purchase. The expenses must be paid within 120 days after the withdrawal. There is a $10,000 lifetime limit on eligible first-time homebuyer expenses for any individual.

Other
___________________________________________________________

3. Method of Withdrawal (Check One):

Total Withdrawal (Account Termination)

Periodic Withdrawal of $_________________

Quarterly Dividends

Date of Transaction (1st, 10th, 15th, 25th)

Partial Withdrawal of $______________

Monthly

Quarterly (January, April, July, October)

Quarterly (February, May, August, November)

Quarterly (March, June, September, December)

If you wish to receive distributions based upon your life expectancy, please call our office at 1-800-225-6704 and we will send you IRS-approved life expectancy tables. We also recommend that you consult with your tax advisor to determine the required dollar amount of your distribution. Once you have determined the correct dollar amount, submit a completed Universal IRA Withdrawal Authorization Form to us at least 30 days prior to your desired withdrawal date.

4. Form of Withdrawal (Check One):

CASH (Liquidation)

IN KIND (Shares of Northeast Investors Trust will be re-registered to you). For new accounts, enclose completed Adoption Agreement. For existing accounts, please include account number
_______________

Electronic Funds Transfer/ACH. To have funds electronically transferred for periodic payments only, your bank must be an Automated Clearing House (ACH) member and you must attach a voided check or deposit slip including your bank routing number.

5. Withholding Election (Check One):
(See the Tax Information below)

I do not want to have Federal Income Tax and applicable State Income Tax withheld from my withdrawal.

I do want to have Federal Income Tax and applicable State Income Tax withheld from my withdrawal. ($10.00 fee each time). [10% withholding for Federal Income Tax applies unless otherwise instructed in writing.]

Please withhold $__________________ from each withdrawal for Federal Income Tax ($10.00 Tax withholding fee charged each time).

Please withhold $__________________ from each withdrawal for State Income Tax ($10.00 Tax withholding fee charged each time).

Tax Information:

The Custodian shall report withdrawals on Form 1099-R based solely on information known by the Custodian about amounts held in your Northeast Investors Trust IRA account(s). However, tax on the amount withdrawn may be determined based on amounts contributed to all of your IRA accounts, including those not under the Custodian's control. Thus, you have sole responsibility for correctly determining and reporting the withdrawal on your income tax returns.

Withdrawals from an IRA (other than non-taxable direct transfers to another IRA custodian, nontaxable rollovers to another IRA or plan, or withdrawals of nondeductible contribution amounts) are subject to federal income tax withholding unless you elect no withholding when completing this Universal IRA Withdrawal Authorization Form. Qualifying withdrawals from a Roth IRA are not subject to federal income tax (see the Northeast Investors Trust Roth IRA Disclosure Statement for an explanation of the circumstances when qualifying withdrawals are tax-free); therefore, for such withdrawals, you may wish to elect no withholding. Unless you elect no withholding, 10% of each distribution will be withheld as Federal income taxes. In addition, there may be withholding of state income taxes depending on your state of residence.

If you elect no withholding, your election will remain in effect until revoked. You may revoke your no withholding election in writing at any time. Please note that, if you elect no withholding or have an insufficient amount withheld from your withdrawal, you may have to pay estimated tax. Insufficient payments of estimated tax may result in penalties.

If you have a Massachusetts address and have federal withholding, we are required to withhold Massachusetts income taxes also. Complete Massachusetts Form M-4P so that your Massachusetts income taxes may be calculated correctly. Depending on your number of exemptions and the amount of your IRA withdrawals, there may be no actual withholding. If your legal residence is not Massachusetts (even though you have a Massachusetts address), check the box in item 5 of the Form M-4P to avoid Massachusetts income tax withholding.

Please contact Northeast Investors Trust if you wish to have us send you IRS Form W-4P or Massachusetts Form M-4P.

The undersigned individual authorizes the withdrawal specified above and the withholding election completed above. The undersigned acknowledges that proper income tax reporting depends on the correct completion of this form and certifies that the box checked under Type of Withdrawal (above) is correct;
and that it is the undersigned's responsibility to determine correctly the amount of tax that may be due based on all IRA accounts the undersigned may own (including those unknown by or not under the control of the Custodian);
the undersigned agrees to indemnify and hold harmless the Custodian and its agents and service providers (including Northeast Investors Trust) from any losses or expenses incurred if such information is not correct. The undersigned acknowledges that it is his or her responsibility to properly calculate, report, and pay all taxes due with respect to the withdrawal specified above.

Signature** Date

**Signature must be guaranteed by a bank or trust company, securities broker or dealer, credit union, securities exchange or association, securities clearing agency or savings association. Notarizing or witnessing will not suffice.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Officer or other Authorized Signatory and Title

Note: Please send this completed Northeast Investors Universal IRA Withdrawal Authorization Form and any related documents to the following address:
                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.

RETAIN A PHOTOCOPY OF THE COMPLETED FORM FOR YOUR RECORDS.



NORTHEAST INVESTORS TRUST
PRIVACY POLICY NOTICE
Northeast Investors Trust (the "Trust") recognizes and respects the privacy of its shareholders and to that end is committed to safeguarding your personal information.

Why do we collect personal information? The Trust collects, retains and uses shareholder information for the purpose of administering its operations, providing shareholder service, and complying with legal and regulatory requirements.

How do we collect personal information?
The Trust collects personal information during the account opening process. The Trust will collect and share (if necessary) name, street address, social security number and date of birth. We make every effort to maintain the most up to date, complete and accurate shareholder and account information. If you believe any information is inaccurate please call us at 800-225-6704. We will investigate the problem, and if it is determined that the information is incorrect, we will take appropriate action quickly and according to industry practices and applicable law.

How does the Trust protect personal information?
Shareholder information is accessible only by authorized individuals or as set forth below. Our employees are responsible to protect the confidentiality of shareholder information and are subject to appropriate disciplinary measures to enforce that responsibility.

The Trust maintains appropriate safeguards regarding shareholders information. This includes use of security procedures to prevent revealing shareholder information to inappropriate or unauthorized sources. These measures also include computer safeguards and secured files and buildings.

Does the Trust share personal information?
We do not sell shareholder information to anyone, nor do we exchange or share shareholder information with outside organizations unless the third party is essential in administering our operations; this sharing is permitted by law and cannot be limited by shareholders. For example, we work with our custodian bank, State Street Bank & Trust Company, to assist in providing payments to shareholders. The Trust does not reveal specific information about shareholders or their accounts to unaffiliated third parties with the following exceptions:

1. If the shareholder requests it;

2. If the information is required by or allowed by law (for example, a subpoena or court order to produce records regarding the shareholder's account with the Trust). In such instances, information provided is limited to that required by the specific law;

3. If the information is required by a Trust auditor or examiner for the purpose of completing an audit or regulatory examination of the Trust;

4. To make available products or services to us, such as computer programming services, but excluding marketing activities, that are offered by a third party who is under agreement to provide these services. These companies or vendors must agree to respect the privacy of any shareholder information provided and will be authorized to use such information only to perform the services required by the Trust.

These policies also apply, to the extent applicable, to persons who visit our website and provide us with any personal information other than their name, address and general area of investment interest.

NORTHEAST INVESTORS TRUST
                           EDUCATION SAVINGS ACCOUNT
                                125 High Street
                                Boston, MA 02110
                            Telephone: 800-225-6704

Table of Contents

NORTHEAST INVESTORS TRUST
EDUCATION SAVINGS ACCOUNT.........................................1

INTRODUCTION......................................................1

NORTHEAST INVESTORS TRUST EDUCATION SAVINGS ACCOUNT DISCLOSURE
STATEMENT.........................................................2
Briefly, what Is an Education Savings Account? ...................2
Revocation........................................................3
Four Important Points.............................................3
Investments.......................................................3

ESTABLISHING AN EDUCATION SAVINGS ACCOUNT.........................4

HOW MUCH CAN BE CONTRIBUTED?......................................4
Annual Contributions..............................................4
Modified Adjusted Gross Income....................................5
How Much Of The Contribution Can I Deduct? .......................6
When Can Contributions Be Made? ..................................6
Rollover Contributions............................................6

INVESTMENT OF ACCOUNT ............................................6

EXCESS CONTRIBUTIONS .............................................6

WITHDRAWALS.......................................................7
Qualified Education Expenses......................................7
Income and Penalty Tax Rule and Exceptions........................8
Impact on Education Tax Credits...................................8

WHEN MUST DISTRIBUTIONS BE MADE? .................................9
Change of Designated Beneficiary..................................9
Death Beneficiary.................................................9

SOME THINGS TO AVOID..............................................9

CUSTODIAN FEE AND OTHER CHARGES...................................10
Annual Maintenance Fee............................................10
Northeast Investors Trust Fee.....................................10
Growth of the Education Savings Account ..........................10
State Tax Rules...................................................11
IRS Reports and Returns...........................................11

STATE STREET BANK AND TRUST COMPANY EDUCATION SAVINGS ACCOUNT
CUSTODIAL ACCOUNT AGREEMENT.......................................12

INSTRUCTIONS & FORMS..............................................19
How To Open A New Education Savings Account ......................19
How To Open A Rollover Education Savings Account .................19

SUMMARY:..........................................................20

NORTHEAST INVESTORS TRUST
EDUCATION SAVINGS ADOPTION AGREEMENT..............................21
NORTHEAST INVESTORS TRUST
DIRECT TRANSFER TO EDUCATION SAVINGS ACCOUNT FORM.................25
NORTHEAST INVESTORS TRUST
EDUCATION SAVINGS ACCOUNT WITHDRAWAL FORM.........................27


                           NORTHEAST INVESTORS TRUST
                           EDUCATION SAVINGS ACCOUNT

INTRODUCTION
This booklet describes the Northeast Investors Trust Education Savings Accounts (also referred to as Coverdell Education Savings Accounts, and previously as Coverdell IRAs). Education Savings Accounts first became available in 1998. The tax law rules governing these accounts were substantially improved by the 2001 tax law. This booklet describes the current tax law rules for Education Savings Accounts, effective for 2010. The material in this booklet is based on the best information available at the time this booklet was published. If you have specific questions about how the Education Savings Account rules apply to your particular situation or about the latest Education Savings Account developments or any changes in the rules, you should consult a qualified professional or the IRS. If, as a result of future developments or changes in the rules, it becomes necessary to revise the Custodial Agreement or other legal documents governing your account, Northeast Investors Trust will send you the necessary amendments.

The booklet does not describe our Traditional IRAs which have been available for many years, or our Roth IRAs which were introduced in 1998. If you would like to receive materials or information on either a Northeast Investors Trust Traditional IRA or a Northeast Investors Trust Roth IRA, call us at 1-800-225-6704.

This booklet is divided into three sections. The first section is the Disclosure Statement; the second is the Custodial Agreement; and the third are the necessary forms to open and make changes and withdrawals from an Education Savings Account. For simplification, Northeast Investors Trust is generally referred to only as "Trust" in the Disclosure Statement and Custodial Agreement.

                  NORTHEAST INVESTORS TRUST EDUCATION SAVINGS
                          ACCOUNT DISCLOSURE STATEMENT

Briefly, what Is an Education Savings Account?
A Northeast Investors Trust Education Savings Account("Education Savings Account") is a convenient and sensible method of saving for education expenses. Anyone--a parent, grandparent or other family member, a friend, or an individual on his own behalf--may establish and contribute to an Education Savings Account for any living individual (in other words, Education
Savings Accounts cannot be established for children who are not yet born or for groups of individuals) who is under 18 years old at the time of the contribution. An Education Savings Account to be funded with a rollover contribution or a direct transfer from another such account may be established on behalf of an individual who is less than age 30 at the time of the rollover or transfer. These age restrictions do not apply to a Special
Needs Student. With an Education Savings Account, the person making the contribution does not receive a deduction for the contributions made, but earnings accumulate tax-free, and withdrawals for qualified education expenses come out of the Education Savings Account tax-free, as well.

Here's how it works: an individual - the "Depositor"-- is generally permitted to contribute up to $2,000 annually (subject to certain limitations based on annual income and filing status). When initially established, the contribution limit was $500. The $2,000 limit was scheduled to revert to $500 after 2010, but has been extended through 2012. Contributions go to an Education Savings Account established for the benefit of a specified individual -- the "Designated Beneficiary." A parent or guardian--the "Responsible Individual"-- must manage and administer the Education Savings Account on behalf of any Designated Beneficiary who has not attained the age of majority in his or her state of residence ("age of majority"). For this reason, all duties and responsibilities are referred to as duties and responsibilities of the Responsible Individual. Only one parent or guardian may act as the Responsible Individual. Generally, a Depositor must be at least the age of majority in order to establish an Education Savings Account for someone other than himself or herself. Individuals who want to open an Education Savings Account for themselves may do so even if they have not reached the age of majority.

The Depositor may contribute up to $2,000 annually for as many different Designated Beneficiaries (in as many different Education Savings Accounts) as the Depositor wishes. However, no more than a total of $2,000 in annual contributions may be made on behalf of any single Designated Beneficiary in one year, counting all Education Savings Account contributions from all Depositors. This means that the Designated Beneficiary or the Responsible Individual must always check to make sure that all contributions received in Education Savings Accounts on behalf of that particular Designated Beneficiary do not exceed $2,000 in a given year.

A withdrawal from an Education Savings Account is tax-free if the proceeds are used to meet the cost of qualified education expenses. If the amount withdrawn is not used to meet qualified education expenses, or if the amount withdrawn exceeds the amount needed in a year to meet those expenses, then the amount subject to taxation (which is the earnings on the portion of the withdrawal not used for qualified education expenses) will be included in the Designated Beneficiary's taxable income for the year, and may be subject to an additional 10% penalty.

The entire account balance in an Education Savings Account must be withdrawn within 30 days of the Designated Beneficiary's 30th birthday, or within 30 days of his or her death. (The age 30 restriction does not apply to Special Needs Students.) Any amounts not withdrawn by the deadline will be deemed distributed under federal tax law, and the Designated Beneficiary will be taxed on the taxable amount. The additional 10% penalty may also apply.

Account balances can also be rolled over or transferred to an Education Savings Account established for a member of the Designated Beneficiary's family to avoid a deemed distribution.

Contributions to an Education Savings Account are invested in shares of Northeast Investors Trust (there is a $500 minimum investment).

The growth in an Education Savings Account (both earnings and appreciation) is exempt from federal income tax while it accrues inside the Account. Withdrawals treated as coming from principal are not subject to income tax or penalty. Withdrawals to cover the cost of qualified education expenses -- including withdrawals of earnings and appreciation -- may also be made without income tax or penalty.

An Education Savings Account must meet certain requirements of the Internal Revenue Code. The agreement establishing the Education Savings Account must be in writing, and it must provide that the custodian is a bank and that contributions must be in cash. The Northeast Investors Trust Education
Savings Account Custodial Agreement is designed to meet the requirements in order to receive the favorable federal income tax treatment provided by law. (Note: State law tax treatment may differ. Consult your personal tax advisor.)

Revocation
The Depositor may revoke the Education Savings Account within seven calendar days after Northeast Investors Trust receives the Education Savings Account Adoption Agreement establishing the Education Savings Account. The amount of the Depositor's initial contribution will be returned to the Depositor without penalty, administrative charge or adjustment for dividends or investment gains or losses.

To revoke an Education Savings Account, the Depositor should mail or deliver a written notice of revocation to Northeast Investors Trust, 125 High Street, Boston, Massachusetts 02110. Call 1-800- 225-6704 with any questions.

Four Important Points
First, this booklet summarizes the federal tax treatment of Northeast Investors Trust Education Savings Accounts. State taxes on Education Savings Accounts may vary from federal taxes. A further word on this can be found on page 11.

Second, this booklet covers the federal tax rules for Education Savings Accounts as revised by the 2010 tax law. If you need to know the tax rule laws applicable to Education Savings Accounts for earlier years, consult your tax or financial advisor or the Internal Revenue Service.

Third, any uncertainty about eligibility to be either a Depositor or a Designated Beneficiary or about the amount of a contribution or the qualified status of a withdrawal should be resolved through consultation with your personal tax or financial advisor or the Internal Revenue Service. This booklet outlines the main rules, but no summary can describe all the rules that could apply in each individual case. The Trust has no responsibility for determining anyone's eligibility for an Education Savings Account, or whether a particular withdrawal will be qualified.

Fourth, the Internal Revenue Service has promulgated the language of Articles I-IX of the Northeast Investors Trust Education Savings Account Custodial Agreement in Form 5305-EA to set forth the terms and conditions which must be contained in an Education Savings Account agreement. This does not mean that the IRS approves the merits of investing in a Northeast Investors Trust Education Savings Account.

For further information about Education Savings Accounts, contact any district office of the Internal Revenue Service.

Investments
Contributions to a Northeast Investors Trust Education Savings Account will be invested exclusively in shares of Northeast Investors Trust. Dividends and distributions will be automatically reinvested.

For more information about Northeast Investors Trust, see the current prospectus for the fund. Read the prospectus before investing.

ESTABLISHING AN EDUCATION SAVINGS ACCOUNT
Any Depositor who has reached the age of majority may establish an Education Savings Account and make annual contributions to it. The Education Savings Account may be for the benefit of any other specific living person, the "Designated Beneficiary," who is under 18 years old at the time of the contribution. In addition, a Depositor may establish an Account to be funded with a rollover contribution or a direct transfer from the custodian of another Education Savings Account. In this case, the Designated Beneficiary must be less than age 30 at the time of the rollover or transfer. These age restrictions do not apply to a Designated Beneficiary who is a Special Needs Student (defined below). (The requirement that the Designated Beneficiary be a "specific living person" means, for example, that an Education Savings Account cannot be established for an individual not yet born at the time the Education Savings Account is established, nor can a single Education Savings Account be established for a group of individuals.) The Depositor does not have to be related to the Designated Beneficiary. (Note: A Depositor may establish an Education Savings Account for himself or herself regardless of whether he or she has reached the age of majority.)

Since 2002, corporations as well as individuals may be Depositors and make contributions to an Education Savings Account on behalf of a Designated Beneficiary.

A "Special Needs Student" is a Designated Beneficiary who, because of a physical, mental or emotional condition (including a demonstrable learning disability), requires additional time to complete his or her education. Any requirements for being a Special Needs Student in any applicable IRS regulations or rulings must also be satisfied.

After the initial contribution has been made and the Depositor has designated the initial investments, the Depositor will have no further rights over the administration of the Education Savings Account, except for exercising the revocation rights discussed above, or unless the Depositor and the Responsible Individual or the Designated Beneficiary (as applicable) are all the same person.

The Responsible Individual must manage and administer the account on behalf of any Designated Beneficiary who has not attained the age of majority. Any duty, right or responsibility of a Designated Beneficiary regarding the Account will be exercised or required of the Responsible Individual if the Designated Beneficiary has not reached the age of majority. The Responsible Individual must be a parent or guardian of the minor Designated Beneficiary. Only one parent or guardian may be the Responsible Individual for any one Education Savings Account. In addition, the Depositor may, by checking the box on the Adoption Agreement, elect to have the Responsible Individual continue to exercise responsibility for the Account even after the Designated
Beneficiary reaches the age of majority. If this box has not been checked, the Designated Beneficiary may assume responsibility for administering the Account after he or she has attained the age of majority. To do so, the Designated Beneficiary should notify the Trust in writing that he or she wishes to assume responsibility for the Education Savings Account. The Trust may require verification of the Designated Beneficiary's age.

HOW MUCH CAN BE CONTRIBUTED?
Annual Contributions
Annual Contributions by a Depositor who is an individual taxpayer may be limited depending on filing status and amount of income. This limit is explained in this section.

A Depositor who files his or her federal income tax return as a single taxpayer may contribute $2,000 a year to an Education Savings Account established for a Designated Beneficiary if the Depositor's modified adjusted gross income ("modified AGI") is $95,000 or less. The $2,000 maximum limit is reduced if a single taxpayer's modified AGI is over $95,000 but less than $110,000 (the "Single Phase Out Range"). Single taxpayers with modified AGI in excess of $110,000 in a year may not contribute to an Education Savings Account for that year.

A Depositor who is married and files a joint federal income tax return can contribute as much as $2,000 per year to an Education Savings Account established for a Designated Beneficiary if the Depositor and his or her spouse's modified AGI for the year is $190,000 or less. The $2,000 maximum contribution amount is reduced if a married joint filer has a modified AGI of between $190,000 and $220,000 (the "Married Phase Out Range"). A married taxpayer filing jointly may not contribute if modified AGI for the year exceeds $220,000.

The amount that may be contributed if the Depositor's modified AGI falls in either the Single Phase Out Range or the Married Phase Out Range is calculated as follows: in either case, the difference between the Depositor's actual modified AGI and the lower limit of the Phase Out Range ($95,000 for single filers, $190,000 for married joint filers) is divided by the value of the respective Phase Out Range ($15,000 for single filers, $30,000 for married joint filers). The resulting amount is then multiplied by $2,000. This number is then subtracted from $2,000 to get the amount that may be contributed.

For example, in 2010 Joe, a single filer with a modified AGI of $100,000, wants to contribute up to his maximum limit to an Education Savings Account established for the benefit of his friend's son, Bill. Joe's maximum limit is calculated as follows:

1. The difference between Joe's modified AGI and the lower limit of the Single Phase Out Range: $100,000-$95,000 = $5,000

2. This is divided by $15,000 (the value of the Single Phase Out Range):
$ 5,000 $15,000 = 0.33333.

3. Multiply this by $2,000:

0.3333 x $2,000 = $666.67

4. This is subtracted from the $2,000 contribution limit:
$2,000 -$666.67 = $1,333.33

5. In 2010, Joe may contribute up to $1,333.33 to an Education Savings Account established for the benefit of Bill.

Two important points to note: First, in our example Joe's contribution limit is $1,333.33. This means that Joe may contribute up to $1,333.33 in 2010 to an Education Savings Account established for the benefit of any Designated Beneficiary. In other words, if Joe wanted to contribute to Education Savings Accounts established for Bill and a number of other eligible individuals in 2010, he could do so, but he could not contribute more than $1,333.33 to each Designated Beneficiary's Education Savings Account.

Second, if Joe does contribute $1,333.33 to an Education Savings Account established for Bill, Joe's limit has no impact on anyone else's ability to contribute in 2010 to this or any other Education Savings Account established for the benefit of Bill. That is, another Depositor could contribute up to $666.67 in 2010 to this or any other Education Savings Account established for the benefit of Bill, as long as the $2,000 limit on all annual contributions made in 2010 to Education Savings Accounts on Bill's behalf is not exceeded. It is important that the Designated Beneficiary or the Responsible Individual (or another parent or guardian) keep track of contributions to all Education Savings Accounts for that Designated Beneficiary to insure that the contribution limit is not exceeded. Neither the custodian nor the Trust is able to monitor the limit.

The fact that a rollover contribution or a transfer to the Designated Beneficiary's Education Savings Account from another such account is made during the same year does not reduce the annual contribution limit for that year as described above.

Modified Adjusted Gross Income

As indicated above, the maximum amount that may be contributed on an annual basis to an Education Savings Account by a Depositor who is an individual taxpayer depends on the Depositor's modified AGI. AGI is total income less certain adjustments such as business expenses or alimony, but before itemized deductions. "Modified AGI" is AGI plus certain amounts that may have been earned abroad or subject to foreign housing exclusions and/or deductions. In general, Depositors without foreign income, or income earned in Puerto Rico or American Samoa, should simply use normal AGI in place of modified AGI. (Consult your tax advisor if you need additional information.)

How Much Of The Contribution Can I Deduct?

Contributions to an Education Savings Account may not be deducted. The Education Savings Account simply provides a vehicle in which savings for education costs may grow tax-free. When a withdrawal from the Education Savings Account is made, the entire amount -- principal and earnings -- comes out of the Account tax-free, as long as the amount withdrawn is used for qualified education expenses.

When Can Contributions Be Made?

Since 2002, an Education Savings Account must be established and contributions made by the due date (without extensions) of the Depositor's federal income tax return for that year. Typically this will be April 15 of the following year. Also, if the Depositor is a corporation or another entity (not an individual), the contribution due date for any year is December 31 of that year.

Rollover Contributions

The account balance in an Education Savings Account may be rolled over to a newly created or existing Education Savings Account as long as the Designated Beneficiary for the receiving Education Savings Account and the transferring Education Savings Account is the same person. Alternatively the Designated Beneficiary of the receiving Account may be a family member of the Designated Beneficiary for the transferring account, as long as the new Designated Beneficiary is under age 30 (or is a Special Needs Student).

The limits on annual contributions discussed above do not apply to rollovers.

Education Savings Account rollovers must be completed within 60 days of the distribution from the first Education Savings Account. Only one Education Savings Account 60-day rollover may be performed in any 12-month period. Thus, after a rollover is made with a withdrawal from an Education Savings Account, another rollover from the same Account cannot be made until a full year has gone by. Also, after assets are withdrawn from Education Savings Account and then are rolled over to another Account, a second rollover of the same assets cannot be made for a full year. These restrictions on withdrawals and rollovers do not apply to direct transfers from one Education Savings Account custodian to another custodian.

Family members include any of the following who are under 30 years old, or are a Special Needs Student, at the time of the distribution from the first Education Savings Account: (a) the Designated Beneficiary's spouse, or (b) the Designated Beneficiary's children and their descendants, stepchildren and their descendants, siblings and their children, parents, grandparents, step-parents, and spouses of all of these individuals, or (c) the Designated Beneficiary's first cousins.

A military death gratuity or a payment from Servicemember's Group Life Insurance (SGLI) received after June 16, 2008 may be rolled over (all or in part) to one or more Education Savings Accounts for the benefit of members of the beneficiary's family. Such a rollover must be made within one year of the date the gratuity or SGLI payment was received and is subject to the contribution limits for Education Savings Accounts. The one rollover per 12-month period does not apply to this rollover.

INVESTMENT OF ACCOUNT
Contributions to Northeast Investors Education Savings Accounts must be invested in shares of Northeast Investors Trust. Investments are subject to the $500 minimum investment requirement. Before investing, the Depositor and/or the Responsible Individual should be sure to read the current prospectus for Northeast Investors Trust to become familiar with its investment objectives and policies.

EXCESS CONTRIBUTIONS
An "Excess Contribution" occurs in an Education Savings Account in the following ways: (i) when the $2,000 per Designated Beneficiary per year limit is exceeded (not including any rollover or direct transfer contribution amounts), or (ii) when the Depositor exceeds his or her contribution limit based on modified AGI and filing status (as discussed above).

If an Excess Contribution occurs, the Designated Beneficiary must pay an IRS penalty of 6% of the excess contribution. (The 6% penalty tax applies for each year that the Excess Contribution remains in the Education Savings Account.) The penalty tax can be avoided for a year if the excess is withdrawn before the first day of the sixth month of the year following the year of the contribution (the "Excess Contribution Withdrawal Deadline"). For calendar year taxpayers (most people), this means no later than May 31 of the following year. To correct the Excess Contribution in this manner, the Excess
Contribution must be withdrawn; also net earnings on the Excess Contribution must be withdrawn and included in income for the tax year when the contribution was made. An Excess Contribution can also be corrected - and the 6% penalty possibly avoided -- by contributing an amount out of the Education
Savings Account into a qualified state tuition program (if one is available) in the same year in which the contribution was made (subject to any rules or restrictions applicable to the qualified state tuition program).

If the deadline is missed and excess contributions remain for the year for which the Excess Contribution was made, then the Designated Beneficiary will be subject to the 6% excise tax. The Excess Contribution amount will be subject to the 6% excise tax in future years as well. However, to avoid additional excise taxes in future years, the Excess Contribution amount may be eliminated if less is contributed than the contribution limit. The undercontribution amount eliminates an equal amount of remaining Excess Contribution.

Because of the various ways in which an Excess Contribution can occur, and because Education Savings Accounts for a single Designated Beneficiary may be established by more than one Depositor, the Trust and the custodian cannot and will not check whether any contribution may result in an Excess Contribution. The Responsible Individual must be responsible for checking with friends and family to determine whether contributions that have been made or are intended to be made will result in an Excess Contribution being made to a Designated Beneficiary's Education Savings Account.

WITHDRAWALS

The portion of any withdrawal that is considered a return of principal contributions to the Education Savings Account is income tax- and penalty-free.

However, in order for the entire amount in the Account -- including earnings and growth -- to be withdrawn tax free, the withdrawn amount must be used to cover the cost of qualified education expenses incurred in the same year as the withdrawal by the Designated Beneficiary while attending an eligible educational institution. Also, the amount of the withdrawal in a year must not exceed the qualified education expenses for that year.

Qualified Education Expenses
Generally speaking, qualified education expenses can include certain higher education (post-secondary) costs. In addition, since 2002, qualified expenses also include certain elementary and secondary school expenses. These are described in more detail below.

Qualified higher education expenses include amounts contributed to a qualified state tuition program, and expenses incurred for tuition, books, supplies, and equipment required for enrollment or attendance at an eligible educational institution. In the case of a Special Needs Student, qualified higher education expenses include the cost of special needs services which are incurred in connection with such enrollment or attendance. For students attending an eligible educational at least half-time, qualified higher education expenses also include room and board charges; the limit is generally the greater of the room and board allowance applicable to students at the institution, as determined by the eligible educational institution or, for students residing in housing owned or operated by the eligible educational institution, the actual invoice amount charged by the institution.

Most colleges, universities, post-secondary vocational schools, or other post-secondary educational institutions are considered to be eligible educational institutions; check with the school attended to verify that it is an eligible educational institution as described in section 481 of the Higher Education Act of 1965.

Withdrawals from an Education Savings Account may also be used for qualified elementary and secondary school expenses. Qualified elementary and secondary expenses include expenses for tuition, fees, academic tutoring, and special needs services in the case of a Special Needs Student, books, supplies, and other equipment which are incurred in connection with the Designated Beneficiary's enrollment or attendance at a school. Such expenses also include cost of room and board (for boarding school), uniforms, transportation, and supplementary items and services (including extended day programs) which are required or provided in connection with attendance or enrollment. Also covered is the purchase of computer equipment and software and related technology
(but not sports, games or hobby-related software, unless predominantly educational in nature) or Internet access and related services, if such items will be used by the Designated Beneficiary (and his or her family) during any year in which he or she is in school.

A school for these purposes is any school which provides elementary or secondary education (K through 12) under applicable state law. The school can be public, private or religious. Finally, if a withdrawal is used to make a contribution on behalf of the Designated Beneficiary (or in the case of a change in beneficiary, on behalf of a family member of the Designated Beneficiary) to a qualified state tuition program, the withdrawal will be considered to have been applied for qualified education expenses. Qualified state tuition programs are operated by governmental agencies in most states. They are sometimes called "529 Plans" because they operate under
Section 529 of the Internal Revenue Code.

Income and Penalty Tax Rule and Exceptions

If the rules discussed above for a tax-free withdrawal are not satisfied, the Designated Beneficiary will have to pay regular income taxes plus an IRS penalty tax of 10% on the "taxable withdrawal" (the portion of the withdrawal treated as earnings and appreciation). However, the 10% penalty does not apply if:

        . the withdrawal is paid to the Designated Beneficiary's estate within 30 days of his death;

        . the withdrawal is paid on account of the Designated Beneficiary's disability; or

        . the withdrawal equals or is less than the amount of a scholarship or other tax-free educational assistance the Designated Beneficiary receives. The Responsible Individual and not the custodian or Northeast Investors Trust is solely responsible for determining whether a withdrawal is being made for qualified education expenses, and whether any taxes or penalties apply.

If the amount withdrawn exceeds the Designated Beneficiary's qualified education expenses in a year, part of the excess amount will be subject to taxation. The taxable amount is calculated by first determining the ratio that the Designated Beneficiary's qualified education expenses bear to the actual amount withdrawn. The portion of the withdrawal that is potentially subject to taxation - the amount considered earnings and appreciation - is then multiplied by that percentage amount. The resultant amount is the amount excludable from income. The remaining portion of the earnings and appreciation is taxable.

Taxable amounts from an Education Savings Account are included as regular income and are not eligible for any special tax treatment, for example averaging treatment or capital gains tax treatment.

Impact on Education Tax Credits

Under prior tax law rules, if the Designated Beneficiary received a tax-free distribution from an Education Savings Account in a particular tax year, none of the Designated Beneficiary's education expenses for that year could be claimed as the basis for a Hope Scholarship Credit or Lifetime Learning Credit.

Starting in 2002, education expenses may be claimed as the basis for a Hope Scholarship Credit or Lifetime Learning Credit in the same year that a Designated Beneficiary receives a tax-free distribution from an Education Savings Account, as long as the distribution is not used for the same educational expenses for which a credit is claimed.

Designated Beneficiaries and parents should consult with their tax advisors to determine whether they may claim a deduction for educational expenses in the same year that the Designated Beneficiary received a tax-free distribution from an Education Savings Account.

WHEN MUST DISTRIBUTIONS BE MADE?

The entire account balance must be distributed from an Education Savings Account within 30 days after the Designated Beneficiary's 30th birthday, unless the Student is a Special Needs Student. All earnings and growth will be reported as income, and will also be subject to the 10% penalty unless an exception applies. To avoid incurring either tax or penalty, the Responsible Individual may (if the Depositor, when he opened the Account, elected to permit a change in Designated Beneficiary) change the Designated Beneficiary to, or may rollover or transfer the assets to an Education Savings Account maintained for the benefit of, a member of the Designated Beneficiary's family who is under age 30, or is a Special Needs Student

Change of Designated Beneficiary

Instead of a rollover, another way to change the Designated Beneficiary for an Education Savings Account is simply to have the Responsible Individual of an Education Savings Account name a new Designated Beneficiary for the Account. The new Designated Beneficiary must be a family member of the original Designated Beneficiary (as defined above) who is under age 30 (or is a Special Needs Student) at the time the change is made. For example, if the Designated Beneficiary for an Account is approaching age 30 and funds remain in the Account, changing the Designated Beneficiary to a younger family member who will have educational expenses is a way to avoid a deemed distribution of the Account when the original Designated Beneficiary reaches age 30.

Note: This option is available only if the Depositor has indicated on the Adoption Agreement form that the Responsible Individual may change the Designated Beneficiary named in the Adoption Agreement.

Death Beneficiary
In general, the assets of the Account must also be distributed to the Designated Beneficiary's estate within 30 days after his or her death. However, if a death beneficiary has been named for the Account (either in the Adoption Agreement or in a designation of death beneficiary subsequently filed with the custodian), the death beneficiary will become the new Designated
Beneficiary for the Account as long as the death beneficiary is a member of the original Designated Beneficiary's family and is either under age 30 or a Special Needs Student. In that event, the account balance may be retained in the Account and used for the qualified educational expenses of the new Designated Beneficiary. If these requirements are not satisfied, the amount remaining in the Account should be withdrawn by the death beneficiary or else it will be deemed to have been distributed to the death beneficiary 30 days after the original Designated Beneficiary's death.

In the case of a Designated Beneficiary who reaches age 30 (and is not a Special Needs Student) or dies (except as described above), any amounts remaining in an Education Savings Account at the end of the 30-day period will be deemed to have been distributed. The earnings and growth will then be reported as income, and the 10% penalty may apply.

SOME THINGS TO AVOID
Transactions between the Responsible Individual or the Designated Beneficiary and the Education Savings Account must be avoided since they are prohibited by federal law. Specific "prohibited transactions" are listed in the Internal Revenue Code. They include borrowing from the Education Savings Account, selling or exchanging property with the Education Savings Account, and similar transactions.

If the Responsible Individual or Designated Beneficiary engages in a prohibited transaction, the Education Savings Account will lose its tax-exempt status. The taxable amount in the account will be treated as taxable income of the Designated Beneficiary in that year. In addition, the 10% penalty on taxable withdrawals may apply.

Similarly, if all or part of the Education Savings Account is used to secure a loan, the part so used that is attributable to earnings or growth will be treated as taxable income to the Designated Beneficiary in that year, and 10% penalty may apply.

CUSTODIAN FEE AND OTHER CHARGES

Annual Maintenance Fee

Each year, a $10 fee is charged to the Account to cover the cost of the Education Savings Account custodian services provided by State Street Bank and Trust Company and other services. The amount of the fee may be changed by Northeast Investors Trust. As a matter of convenience, we offer a choice of two ways to pay this fee:

For your convenience, we offer a choice of two ways to pay this fee:

        1. Automatic Deduction: Automatic deduction is the most convenient method. The $10 fee is automatically deducted from the Education Savings Account in December, and the deduction will be reflected in the year-end statement.

        2. Payment by Check: If the appropriate box is checked on the Education Savings Account Adoption Agreement form, we will send the Designated Beneficiary a yearly invoice for this fee. If the invoice is not paid on time, the fee will be deducted from the Account.

PLEASE TAKE NOTE: Any fees that are to be paid by check should be made payable and sent directly to:
                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110

Northeast Investors Trust Fee
The trustees of Northeast Investors Trust are entitled to receive an annual fee equal to 1/2 of 1% of the principal of the Trust, computed at the end of each quarter at the rate of 1/8 of 1% of the principal at the close of the quarter. For this purpose, the principal of the Trust is the total value of the Trust's investment portfolio and other assets, less all liabilities except accrued trustees' fees.

The trustees of Northeast Investors Trust are entitled to charge a redemption fee of up to 1% of the net asset value of the shares redeemed. It is the present policy of the trustees not to charge such a fee, but this policy may be changed by the trustees without notice to the shareholders.

For further information on the trustees' annual fee and the redemption of shares, see the current Northeast Investors Trust prospectus.

Growth of the Education Savings Account

Dividends and any capital gains and other distributions on the shares of Northeast Investors Trust in an Education Savings Account will be reinvested in additional shares and fractional shares.

Shareholders of Northeast Investors Trust are entitled to receive dividends approximately equal to the net income of the Trust, plus other cash distributions as the Trustees may declare. Net income is the gross earnings of the Trust less expenses, and each share is entitled to receive a proportionate amount of a dividend or distribution.

Because the net income of Northeast Investors Trust may fluctuate from year to year, fixed dividends cannot be promised. Also, because the value of their investment portfolios may fluctuate, the amount available for distribution from an Account cannot be projected or guaranteed.

For further information on dividends and distributions, see the current Northeast Investors Trust prospectus.

State Tax Rules

The tax rules discussed in this booklet are based on federal law. Tax treatment of Education Savings Accounts under state law varies from state to state.

Non-residents of Massachusetts are not liable for Massachusetts income tax on taxable amounts earned by or withdrawn from a Northeast Investors Trust Education Savings Account. For advice on treatment of Education Savings Accounts under the tax laws of Massachusetts or other states, consult your tax advisor or legal counsel.

IRS Reports and Returns

If an IRS penalty is owed due to an excess contribution, a non-qualified withdrawal, a withdrawal in excess of the amount needed to meet educational expenses, the failure to withdraw the account balance within 30 days of the attainment of age 30 (unless the Designated Beneficiary is a Special Needs Student) or the Designated Beneficiary's estate within 30 days of death, the appropriate IRS reporting form must be filed with an individual tax return.

                      STATE STREET BANK AND TRUST COMPANY
                           EDUCATION SAVINGS ACCOUNT
                          CUSTODIAL ACCOUNT AGREEMENT

Articles I - IX are in the form promulgated by the Internal Revenue Service in Form 5305-EA (Revised October 2010). References are to sections of the Internal Revenue Code of 1986, as amended ("Code").

Article I.
The Custodian may accept additional cash contributions provided the Designated Beneficiary has not attained the age of 18 as of the date such contributions are made. Contributions by an individual contributor may be made for the tax year of the Designated Beneficiary by the due date of the beneficiary's tax return for that year (excluding extensions). Total contributions that are not rollover contributions described in section 530(d)(5) are limited to $2,000 for the tax year. In the case of an individual contributor, the $2,000 limitation for any year is phased out between modified adjusted gross income (AGI) of $95,000 and $110,000. For married individuals filing jointly, the phase-out occurs between modified AGI of $190,000 and $220,000. Modified AGI is defined in section 530(c)(2).

Article II.
No part of the Custodial Account funds may be invested in life insurance contracts, nor may the assets of the Custodial Account be commingled with other property except in a common investment fund (within the meaning of section 530(b)(1)(D).

Article III.
1. Any balance to the credit of the designated Beneficiary on the date on which he or she attains age 30 shall be distributed to him or her within 30 days of such date.

2. Any balance to the credit of the designated Beneficiary shall be distributed within 30 days of his or her death unless the designated death beneficiary is a family member of the Designated Beneficiary and is under the age of 30 on the date of death. In such a case, the family member shall become the Designated Beneficiary as of the date of death.

Article IV
The Depositor shall have the power to direct the Custodian regarding the investment of the above-listed amount assigned to the Custodial Account (including earnings thereon) in the investment choices offered by the Custodian. The Responsible Individual, however, shall have the power to redirect the Custodian regarding the investment of such amounts, as well as the power to direct the Custodian regarding the investment of all additional contributions (including earnings thereon) to the Custodial Account. In the event that the Responsible Individual does not direct the Custodian regarding the investment of additional contributions (including earnings thereon), the initial investment direction of the Depositor also will govern all additional contributions made to the Custodial Account until such time as the Responsible Individual otherwise directs the Custodian. Unless otherwise provided in this agreement, the Responsible Individual also shall have the power to direct the Custodian regarding the administration, management, and distribution of the Account.

Article V.
The "Responsible Individual" named by the Depositor shall be a parent or guardian of the Designated Beneficiary. The Custodial Account shall have only one Responsible Individual at any time. If the Responsible Individual becomes incapacitated or dies while the Designated Beneficiary is a minor under state law, the successor Responsible Individual shall be the person named to succeed in that capacity by the preceding Responsible Individual in a witnessed writing or, if no successor is so named, the successor Responsible Individual shall be the Designated Beneficiary's other parent or successor guardian. At the time that the Designated Beneficiary attains the age of majority under state law, the Designated Beneficiary becomes the Responsible Individual. If a family member under the age of majority under state law becomes the Designated Beneficiary by reason of being a named death beneficiary, the Responsible Individual shall be such Designated Beneficiary's parent or guardian.

Option. (This provision is effective only if checked): The Responsible Individual shall continue to serve as the Responsible Individual for the custodial account after the Designated Beneficiary attains the age or majority under state law and until such time as all assets have been distributed from the custodial account and the custodial account terminates. If the Responsible Individual becomes incapacitated or dies after the Designated Beneficiary reaches the age of majority under state law, the Responsible Individual shall be the Designated Beneficiary.

Article VI.
The Responsible Individual may change the Beneficiary designated under this agreement to another member of the Designated Beneficiary's family described in section 529(e)(2) in accordance with the Custodian's procedures.

Article VII.
1. The Depositor agrees to provide the Custodian with all information necessary to prepare any reports required under section 530(h).

2. The Custodian agrees to submit to the Internal Revenue Service (IRS) and the Responsible Individual the reports prescribed by the IRS.

Article VIII
Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III will be controlling. Any additional articles inconsistent with section 530 and related regulations will be invalid.

Article IX
This Agreement will be amended as necessary to comply with the provisions of the Code and the related regulations. Other amendments may be made with the consent of the Depositor and the Custodian whose signatures appear on the Adoption Agreement.

Article X
1. Definitions. As used in this Custodial Agreement, the following terms have the following meanings:

"Adoption Agreement" is the application signed by the Depositor to accompany and adopt this Custodial Account. The Adoption Agreement may also be referred to as the "Account Application".

"Agreement" means this State Street Bank and Trust Company Education Savings Custodial Account Agreement and the Adoption Agreement signed by the Depositor and the Responsible Individual.

"Custodial Account" means Northeast Investors Education Savings Account established using the terms of this Agreement and the Adoption Agreement signed by or on behalf of the Designated Beneficiary.

"Custodian" means State Street Bank and Trust Company.

"Death Beneficiary" means the person designated in the Adoption Agreement (or on a form acceptable to the Custodian for use in connection with the Custodial Account) who is designated as the beneficiary of the Designated Beneficiary to receive the Custodial Account in the event of the death of the Designated Beneficiary.

"Depositor" means the person or entity designated as such in the Adoption Agreement (or on a form acceptable to the Custodian for use in connection with the Custodial Account, and filed with the Sponsor).

"Designated Beneficiary" means the person designated as such in the Adoption Agreement (or on a form acceptable to the Custodian for use in connection with the Custodial Account). The Designated Beneficiary may, in writing on such form as may be acceptable to the Custodian designate another person, who is a "family member" of the Designated Beneficiary (within the meaning of section 529(e)(2) of the Code) who is under the age of 30 (or who is a Special Needs Student of any age) as the successor Designated Beneficiary with respect to the Custodial Account hereunder, and thereafter such individual will be the Designated Beneficiary for purposes of this Agreement. If the Responsible Individual is authorized to control the Custodial Account after the Designated Beneficiary attains the age of majority, references to "Designated
Beneficiary" in this Article X shall mean the "responsible Individual" unless the context indicates otherwise.

"Distributor" means the entity which has a contract with the Fund to serve as distributor of the shares of the Fund. In any case where there is no Distributor, the duties assigned hereunder to the Distributor may be performed by the Fund or by an entity that has a contract to perform management or investment advisory services for the Fund.

"Fund" means Northeast Investors Trust; provided, however, that the fund must be legally offered for sale in the state of the Designated Beneficiary's residence.

"Responsible Individual" is a parent or guardian of the Designated Beneficiary. Only one parent or guardian may serve as Responsible Individual (and sign the Adoption Agreement) for any Education Savings Account. The individual designated and serving as Responsible Individual at any time may be changed as provided in Article V or Section 7(d) of this Article X, or under such other circumstances and in accordance with such procedures as the Custodian may agree to.

"Service Company" means any entity employed by the Custodian or the Distributor, including the transfer agent for the Fund, to perform various administrative duties of either the Custodian or the Distributor. In any case where there is no Service Company, the duties assigned hereunder to the Service Company will be performed by the Distributor (if any) or by an entity specified in the definition of "Distributor".

"Sponsor" means Northeast Investors Trust.

"Special Needs Student" is a Designated Beneficiary who, because of a physical, mental, or emotional condition (including a demonstrable learning disability) requires additional time to complete his or her education. Any requirements for a "Special Needs Student" specified in IRS regulations or rulings (if any) defining this term also must be satisfied.

2. (a) Revocation. Subject to the last paragraph of this Section 2(a), the Depositor may revoke the Custodial Account established hereunder by mailing or delivering a written notice of revocation to The Custodian within seven days after the Donor first receives the Disclosure Statement related to the Custodial Account. Mailed notice is treated as given to the Custodian on the date of the postmark (or on the date of Post Office certification or registration in the case of notice sent by certified or registered mail). Upon timely revocation, the Depositor will receive a payment equal to the initial contribution, without adjustment for administrative expenses, commissions or sales charges, fluctuations in market value or other changes.

The Depositor may certify in the Adoption Agreement that the Depositor received the Disclosure Statement related to the Custodial Account at least seven days before signing the Adoption Agreement to establish the Custodial Account, and the Sponsor and Custodian may rely on such certification. In any instance where it is established that the Depositor has had possession of the Disclosure Statement for more than seven days, it will be conclusively presumed that the Depositor has waived his or her right to revoke under this Section.

(b) Rights and responsibilities of Depositor, Responsible Individual and Designated Beneficiary. After making a contribution to the Custodial Account for the benefit of the Designated Beneficiary, and specifying the initial investment elections and the initial Designated Beneficiary, all rights and obligations to, in and for the Custodial Account shall irrevocably inure to, and be enjoyed and exercised by, the Designated Beneficiary, and Depositor shall have no such rights or obligations (unless Depositor and Designated Beneficiary or Responsible Individual are the same person or unless Depositor revokes the Custodial Account in accordance with subsection (a) above).
The Depositor must sign the Adoption Agreement, and, for purposes of maintaining the Custodial Account, the Responsible Individual (identified in the Adoption Agreement) must execute all forms, applications, certifications and other documents on behalf of any Designated Beneficiary who has not yet attained the age of majority as recognized by the laws of the Designated Beneficiary's state of residence ("age of majority"). Any right, power, responsibility, authority or requirement given to the Designated Beneficiary under this Agreement or any related document shall be exercised or carried out by such Responsible Individual on behalf of any Designated Beneficiary who has not yet attained the age of majority. The Custodian's acceptance of the Custodial Account on behalf of a minor Designated Beneficiary is expressly conditioned upon the Responsible Individual's acceptance of the rights and responsibilities accorded hereunder, and all parties hereto so acknowledge. In accordance with the option in Article V hereof, if the Depositor so elects in the Adoption Agreement, the Responsible Individual shall continue to control the Account for the Designated Beneficiary, irrespective of the Designated Beneficiary's age. If the Depositor does not make such an election in the Adoption Agreement, the Custodian shall deem the Depositor to have specified that the Designated Beneficiary shall, upon reaching the age of majority as recognized by laws of his or her state of residence ("age of majority") and so notifying the Sponsor on behalf of the Custodian (along with such documentation as the Custodian may require), assume sole responsibility for maintaining and administering the Account. The Designated Beneficiary shall thereupon become the Responsible Individual for the Account and the Sponsor and Custodian shall deal exclusively with the Designated Beneficiary as the Responsible Individual controlling the administration of the Account. (Absent such written notice by Designated Beneficiary, Custodian and Sponsor shall be under no obligation to acknowledge Designated Beneficiary's right to exercise such powers and authority and may continue to rely on the Responsible Individual to exercise such powers and authority.)

3. Investments. All contributions to the Custodial Account shall be invested and reinvested in full and fractional shares of Northeast Investors Trust. All such shares shall be held as book entry shares, and no physical shares or share certificates will be held in the Custodial Account. Such investments shall initially be made in such proportions and/or in such amounts as are specified in the Adoption Agreement or by other written notice to the Service Company (in such form as may be acceptable to the Service Company) may direct.

If any directions or other orders by the Designated Beneficiary with respect to the sale or purchase of shares of the Fund are unclear or incomplete in the opinion of the Service Company, the Service Company will refrain from carrying out such investment directions or from executing any such sale or purchase, without liability for loss of income or for appreciation or for depreciation of any asset, pending receipt of clarification or completion from the Designated Beneficiary.

All initial investment directions by the Depositor or subsequent investment directions by the Designated Beneficiary will be subject to any minimum initial or additional investment or minimum balance rules applicable to the Fund as described in its prospectus.

All dividends and capital gains or other distributions received on the shares of the Fund shall be reinvested in full and fractional shares of the Fund.

If the Fund held in the Custodial Account is liquidated or is otherwise made unavailable by the Sponsor as a permissible investment for a Custodial Account hereunder, the liquidation or other proceeds of the Fund shall be invested in accordance with the instructions of the Designated Beneficiary. If the Designated Beneficiary does not give such instructions, or if such instructions are unclear or incomplete in the opinion of the Service Company, the Service Company may invest such liquidation or other proceeds in such other Fund (including a money market fund if available) as the Sponsor designates, provided that the Sponsor gives at least thirty (30) days advance written notice to the Depositor and the Service Provider. In such case, neither the Service Company nor the Custodian will have any responsibility for such investment.

4. Transaction pricing. Any purchase or redemption of shares of the Fund for or from the Custodial Account will be effected at the public offering price or net asset value of the Fund (as described in the then effective prospectus for the Fund) next established after the Service Company has transmitted the Designated Beneficiary's investment directions to the transfer agent for the Fund.

Any purchase, transfer or redemption of shares of the Fund for or from the Custodial Account will be subject to any applicable sales, redemption or other charge as described in the then effective prospectus for the Fund.

5. Recordkeeping. The Service Company shall maintain adequate records of all purchases or sales of shares of the Fund for the Designated Beneficiary's Custodial Account. Any Custodial Account maintained in connection herewith shall be in the name of the Custodian for the benefit of the Designated Beneficiary. All assets of the Custodial Account shall be registered in the name of the Custodian or of a suitable nominee. The books and records of the Custodian shall show that all such investments are part of the Custodial Account.

The Custodian shall maintain or cause to be maintained adequate records reflecting transactions of the Custodial Account. In the discretion of the Custodian, records maintained by the Service Company with respect to the Custodial Account hereunder will be deemed to satisfy the Custodian's recordkeeping responsibilities therefor. The Service Company agrees to furnish the Custodian with any information the Custodian requires to carry out the Custodian's recordkeeping responsibilities.

6. Allocation of Responsibility. Neither the Custodian nor any other party providing services to the Custodial Account will have any responsibility for rendering advice with respect to the investment and reinvestment of the Custodial Account, nor shall such parties be liable for any loss or diminution in value which results from the Depositor's initial or the Designated Beneficiary's subsequent exercise of investment control over the Custodial Account. Depositor will have and exercise exclusive responsibility for the initial investment of the assets of the Custodial Account. Thereafter Designated Beneficiary or Responsible Individual, if so elected in the Adoption Agreement, shall have and exercise exclusive responsibility for and control over the investment of the assets of the Custodial Account. Neither
Custodian nor any other party shall have any duty to question directions in that regard or to advise regarding the purchase, retention or sale of shares of the Fund for the Custodial Account.

7. (a) Responsibility for Distributions. Distribution of the assets of the Custodial Account shall be made at such time and to such person or entity as the Designated Beneficiary shall elect by written order to the Custodian. The Designated Beneficiary will be responsible for (and the Custodian will have no responsibility for) reporting and including any distribution from the Custodial Account in the gross income of the Designated Beneficiary in a manner consistent with the requirements of Code Section 72 and Code Section 530 (which sections provide that distributions shall be considered to consist partly of principal contributions and partly of earnings and appreciation (or depreciation) in value) and any other applicable Code requirements.

        In general, the portion of a withdrawal considered to be principal is not subject to income tax, and the portion considered to be earnings and appreciation is generally subject to income tax and a potential penalty tax unless such withdrawal is used to pay the qualified education expenses of the Designated Beneficiary (as defined in Code
        Section 530) and such qualified education expenses for the tax year are not less than the aggregate withdrawals from the Custodial Account during the tax year. In addition, such Code sections provide that, if the aggregate withdrawals exceed the qualified education expenses for the Designated Beneficiary for that year, the amount that must be included as income for tax purposes is determined by first determining the ratio that the qualified education expenses bear to the actual withdrawal. The portion of the withdrawal that is potentially subject to taxation - the amount of earnings or appreciation - is then multiplied by that percentage amount. The resultant sum is the amount excludable from income.

        Notwithstanding the foregoing general information about the tax treatment of distributions from the Custodial Account, the Designated Beneficiary will be responsible for properly reporting and, to the extent applicable, paying income taxes or applicable penalties on, any distribution from the Custodial Account.

(b) Taxability of distributions. Designated Beneficiary acknowledges that any distribution of a taxable amount from the Custodial Account (except for distributions specified in Code Section 530, including distribution on account of Designated Beneficiary's disability or death, return of an "excess contribution" referred to in Code Section 530(d)(4)(C), a "rollover" from this Custodial Account, or distributions made on account of a qualified scholarship, allowance or payment described in Code section 25A(g)(2)), may subject Designated Beneficiary to an additional tax on distributions under Code Section 530(d)(4). For these purposes, Designated Beneficiary will be considered disabled if Designated Beneficiary can prove, as provided in Code Section 72(m)(7), that Designated Beneficiary is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration. Neither the Custodian nor any other party providing services to the Custodial Account assumes any responsibility for monitoring or approving the purposes for which such distributions are used, nor for the tax treatment accorded any distribution from the Custodial Account; such responsibility rests solely with the person ordering or receiving the distribution.

(c) Distribution requirements at age 30. Any balance remaining in the Custodial Account when the Designated Beneficiary attains age 30 is, pursuant to Code Section 530, to be distributed to the Designated Beneficiary. The Designated Beneficiary has the responsibility to notify the Custodian to make such distribution and the Designated Beneficiary will be responsible for any tax consequences of not so directing the Custodian. However, the Custodian may, based upon its records, make a distribution to the Designated Beneficiary upon the Designated Beneficiary's attaining age 30, and/or the Custodian may report the balance in the Custodial Account at such time as a "deemed distribution" and thereafter maintain the Custodial Account as a taxable account (not an Education Savings Account), and/or the Custodian may take any other action required by law or by the IRS, and the Custodian will have no responsibility for any of the foregoing actions. This Section 7(c) shall not apply if the Designated Beneficiary is a Special Needs Student. The Custodian may rely on any statement or certification (in the Adoption Agreement or other writing) filed with the Sponsor or Custodian to the effect that the Designated Beneficiary is a Special Needs Student.

(d) Death of Designated Beneficiary. Upon the death of the Designated Beneficiary, if a member of the Designated Beneficiary's family (as defined in Code Section 529) who is under age 30 at the time of the Designated Beneficiary's death or a Special Needs Student is the Death Beneficiary for the Custodial Account, the Custodial Account will continue to be maintained as an Education Savings Custodial Account for the benefit of the Death Beneficiary (who thereupon will be entitled to be treated as the Designated Beneficiary hereunder; and, upon proper notification to the Custodian of the original Designated Beneficiary's death, the Custodian will treat the Death Beneficiary as the Designated Beneficiary for purposes of administering the Custodial Account). If the Death Beneficiary at the time of the Designated Beneficiary's death is not a family member of the Designated Beneficiary who is either under age 30 or a Special Needs Student, the Death Beneficiary will be entitled to receive the remaining balance in the Custodial Account and any withdrawal by such Designated Beneficiary will be a taxable distribution (and reported as such by the Custodian in accordance with applicable regulations). If not withdrawn by the Death Beneficiary within 30 days after the Designated Beneficiary's death, the balance in the Custodial Account will be reported by the Custodian as a "deemed distribution" to the Death Beneficiary in accordance with applicable regulations, and the Custodian may thereafter maintain the Custodial Account as a taxable account (not an Education Savings Account). If there is no Death Beneficiary, any balance remaining in the Custodial Account will be distributed to the Designated Beneficiary's estate in the manner required by Code
        Section 530, and the Custodian will have no responsibility for making such a distribution, or for not making such distribution in the absence of instructions to do so from the legal representative of the Designated Beneficiary's estate, and/or the Custodian may report the balance in the Designated Beneficiary's Custodial Account at death as a "deemed distribution" and thereafter maintain the Custodial Account as a taxable account, and the Custodian will have no responsibility for so doing.

        The Responsible Individual (in the event the deceased Designated Beneficiary was a minor at the time of death) or the executor or other representative of the Designated Beneficiary's estate (if the deceased Designated Beneficiary was not a minor at the time of death) has the responsibility to notify the Sponsor of the Designated Beneficiary's death as soon as practicable.

        In the event that the Custodian continues to maintain the Custodial Account as an Education Savings Account for the benefit of the Designated Beneficiary under the first sentence of this paragraph (d) above, the deceased Designated Beneficiary's Responsible
        Individual will continue to be the Responsible Individual for purposes of the Custodial Account and to discharge the rights and responsibilities of the Designated Beneficiary hereunder until the Designated Beneficiary (as the new Designated Beneficiary for the Custodial Account) reaches the age of majority in the state of his or her residence and notifies the Custodian in accordance with this Agreement that the Designated Beneficiary is assuming control of the Custodial Account. However, the Responsible Individual may in writing to Custodian designate a new Responsible Individual, providing such information concerning a new Responsible Individual and such acceptance of designation by the new Responsible
        Individual as the Custodian may request, the Custodian will thereupon treat the new Responsible Individual as the Responsible Individual for purposes of administration of the Custodial Account.

8. Distribution instructions. The Custodian assumes (and shall have) no responsibility to make any distribution or process any withdrawal request except upon the written order of Designated Beneficiary containing such information as the Custodian may reasonably request (provided that the Custodian may make distributions on its own initiative to the extent specifically provided for in Section 7 of this Article X). Also, before making any distribution or honoring any assignment of the Custodial Account, Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees and other documents (including proof of any legal representative's authority) deemed necessary or advisable by Custodian, but Custodian shall not be responsible for complying with any order or instruction which appears on its face to be genuine, or for refusing to comply if not satisfied it is genuine and in good order, and Custodian has no duty of further inquiry. Any distributions from the Custodial Account may be mailed, first-class postage prepaid, to the last known address of the person or entity who is to receive such distribution, as shown on the Custodian's records, and such distribution shall to the extent thereof completely discharge the Custodian's liability for such payment.

9. Tax reporting responsibilities.

        (a) The Designated Beneficiary agrees to provide information to the Custodian at such time and in such manner as may be necessary for the Custodian to prepare any reports required under Section 530(h) or other provision of the Code.

        (b) The Custodian or the Service Company will submit reports to the Internal Revenue Service and the Designated Beneficiary at such time and manner and containing such information as is prescribed by the Internal Revenue Service.

        (c) The Designated Beneficiary, Custodian and Service Company shall furnish to each other such information relevant to the Custodial Account as may be required under the Code and any regulations issued or forms adopted by the Internal Revenue Service thereunder or as may otherwise be necessary for the administration of the Custodial Account.

        (d) The Designated Beneficiary and/or the Depositor shall file any reports to the Internal Revenue Service which are required of either of them by law, and neither the Custodian nor Service Company shall have any duty to advise either concerning or monitor either's compliance with such requirement.

10. Amendments.
        (a) Designated Beneficiary retains the right to amend this Custodial Account document in any respect at any time, effective on a stated date which shall be at least 60 days after giving written notice of the amendment (including its exact terms) to Custodian by registered or certified mail, unless Custodian waives notice as to such amendment. If the Custodian does not wish to continue serving as such under this Custodial Account document as so amended, it may resign in accordance with Section 14 below.

        (b) Designated Beneficiary delegates to the Custodian the Designated Beneficiary's right so to amend, provided (i) the Custodian does not change the investments available under the Custodial Agreement (other than an amendment to reflect any change in the Fund available hereunder made by the Sponsor) and (ii) the Custodian amends in the same manner all agreements comparable to this one, having the same Custodian, permitting comparable investments, and under which such power has been delegated to it; this includes the power to amend retroactively if necessary or appropriate in the opinion of the Custodian in order to conform this Custodial
        Account to pertinent provisions of the Code and other laws or successor provisions of law, or to obtain a governmental ruling that such requirements are met, to adopt a prototype or master form of agreement in substitution for this Agreement, or as otherwise may be advisable in the opinion of the Custodian. Such an amendment by the Custodian shall be communicated in writing to Designated
        Beneficiary, and Designated Beneficiary shall be deemed to have consented thereto unless, within 30 days after such communication to Designated Beneficiary is mailed, Designated Beneficiary either (i) gives Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) removes the Custodian and appoints a successor under Section 14 below.

        Pending the adoption of any amendment necessary or desirable to conform this Custodial Account document to the requirements of the Code, or any amendment thereto or to any applicable provision of the regulations or rulings thereunder, the Custodian and the Service Company may operate the Designated Beneficiary's Custodial Account in accordance with such requirements to the extent that the Custodian and/or the Service Company deem necessary to preserve the tax benefits of the Custodial Account or otherwise necessary to meet all legal requirements, and the Custodian and/or Service Company shall have no liability for so doing.

        (c) Notwithstanding the provisions of subsections (a) and (b) above, no amendment shall increase the responsibilities or duties of Custodian without its prior written consent.

        (d) This Section 10 shall not be construed to restrict the Custodian's right to substitute fee schedules in the manner provided by
        Section 13 below, and no such substitution shall be deemed to be an amendment of this Agreement.

11. Terminations

        (a) This Agreement shall terminate and have no further force and effect upon a complete distribution of the Custodial Account to the Designated Beneficiary (or his or her Beneficiaries) or to a successor custodian or trustee in accordance with the instructions provided to the Custodian by the Designated Beneficiary. In addition, the Sponsor shall have the right to terminate this Agreement and instruct the Custodian to distribute the Custodial Account upon thirty (30) days notice to the Custodian and the Designated Beneficiary (or his or her Beneficiaries if the Designated Beneficiary is deceased).
        In the event of such termination by the Sponsor, the Custodian shall transfer the entire amount in the Custodial Account to a successor custodian or trustee as the Designated Beneficiary (or his or her Beneficiaries) shall instruct or shall distribute the Custodial Account to the Designated Beneficiary (or his or her Beneficiaries) if so directed. If, at the end of such thirty (30) day period, the Designated Beneficiary (or his or her Beneficiaries) has not directed the Custodian to transfer or distribute the amount in the Custodial Account as described above then the Designated Beneficiary (or his or her Beneficiaries) will be deemed to have directed the Custodian to distribute any amount remaining in the Custodial Account to (i) the Designated Beneficiary (or to his or her Beneficiaries as their interests shall appear on file with the Sponsor) or, (ii) if the Designated Beneficiary is deceased with no Beneficiaries on file with the Sponsor, then to the Designated Beneficiary's estate, subject to the Custodian's right to reserve funds as provided in Section 14(b). The Sponsor and the Custodian will be fully protected in making any and all such distributions pursuant to this Section 11(a). The Designated Beneficiary (or his or her Beneficiaries) shall be fully responsible for any taxes due on such distribution.

        (b) Sections 12(f), 14(b) and 14(c) hereof shall survive the termination of the Custodial Account and this document, and Custodian shall be relieved from all further liability hereunder or with respect to the Custodial Account and all assets thereof so distributed.

12. Responsibilities of Custodian and service providers
        (a) In its discretion, the Custodian may appoint one or more contractors or service providers to carry out any of its functions and may compensate them from the Custodial Account for expenses attendant to those functions.

        (b) The Service Company shall be responsible for receiving all instructions, notices, forms and remittances from Designated Beneficiary and for dealing with or forwarding the same to the transfer agent for the Fund.

        (c) The parties do not intend to confer any fiduciary duties on Custodian or Service Company (or any other party providing services to the Custodial Account), and none shall be implied. Neither shall be liable (or assumes any responsibility) for the collection of contributions, the proper amount, time or tax treatment of any contribution to the Custodial Account or the propriety of any contributions under this Agreement, or the purpose, time, amount (including any required distribution amounts), tax treatment or propriety of any distribution hereunder, which matters are the sole responsibility of Designated Beneficiary.

        (d) Not later than 60 days after the close of each calendar year (or after the Custodian's resignation or removal), the Custodian or Service Company shall file with Designated Beneficiary a written report or reports reflecting the transactions effected by it during such period and the assets of the Custodial Account at its close. Upon the expiration of 60 days after such a report is sent to Designated Beneficiary, the Custodian or Service Company shall be forever released and discharged from all liability and accountability to anyone with respect to transactions shown in or reflected by such report except with respect to any such acts or transactions as to which Designated Beneficiary shall have filed written objections with the Custodian or Service Company within such 60-day period.

        (e) The Service Company shall deliver, or cause to be delivered, to Designated Beneficiary all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Funds credited to the Custodial Account. No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Designated Beneficiary.

        (f) Designated Beneficiary and Responsible Individual shall always fully indemnify Service Company, Sponsor, Distributor, the
        Fund and Custodian, and shall defend and save them harmless from any and all liability whatsoever which may arise either (i) in connection with this Agreement and the matters which it contemplates, except that which arises directly out of the Service Company's, Distributor's, Fund's, Sponsor's or Custodian's bad faith, gross negligence or willful misconduct, (ii) with respect to making or failing to make any distribution, other than for failure to make distribution in accordance with an order therefor which is in good order and in full compliance with Section 7, or (iii) actions taken or omitted in good faith by such parties. Neither Service Company nor Custodian shall be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement or such matters unless agreed upon by that party and Designated Beneficiary, and unless fully indemnified for so doing to that party's satisfaction. The Custodian's acceptance of the contributions to this Custodial Account is expressly conditioned upon Responsible Individual's and Designated Beneficiary's agreement with the foregoing, and with all other provisions of this Agreement. Exercise of any right, duty or responsibility by Responsible Individual (or Designated Beneficiary, as the case may be) in connection with the Designated Beneficiary's Custodial Account shall be deemed to constitute acceptance of this condition.

        (g) The Custodian and Service Company shall each be responsible solely for performance of those duties expressly assigned to it in this Agreement, and neither assumes any responsibility as to duties assigned to anyone else hereunder or by operation of law.

        (h) The Custodian and Service Company may each conclusively rely upon and shall be protected in acting upon any written order from Designated Beneficiary, or any other notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed, and so long as it acts in good faith, in taking or omitting to take any other action in reliance thereon. In addition, Custodian will carry out the requirements of any apparently valid court order relating to the Custodial Account and will incur no liability or responsibility for so doing.

13. Fees and Expenses.

        (a) The Custodian or its designee, in consideration of its services under this Agreement, shall receive the fees specified on the applicable fee schedule. The fee schedule originally applicable shall be the one specified in the Adoption Agreement or Disclosure Statement, as applicable. The Custodian may substitute a different fee schedule at any time upon 30 days written notice to Designated Beneficiary. The Custodian, or its designee, shall also receive reasonable fees for any services not contemplated by any applicable fee schedule and either deemed by it to be necessary or desirable or requested by Designated Beneficiary.

        (b) Any income, gift, estate and inheritance taxes and other taxes of any kind whatsoever, including transfer taxes incurred in connection with the investment or reinvestment of the assets of the Custodial Account, that may be levied or assessed in respect to such assets, and all other administrative expenses incurred by the Custodian in the performance of its duties (including fees for legal services rendered to it in connection with the Custodial
        Account) shall be charged to the Custodial Account. If the Custodian is required to pay any such amount, the Designated Beneficiary shall promptly upon notice thereof reimburse the Custodian.

        (c) All such fees and taxes and other administrative expenses charged to the Custodial Account shall be collected either from the amount of any contribution or distribution to or from the Custodial Account, or (at the option of the person entitled to collect such amounts) to the extent possible under the circumstances by the conversion into cash of sufficient shares of the Fund held in the Custodial Account (without liability for any loss incurred thereby). Notwithstanding the foregoing, the Custodian or Service Company may make demand upon the Designated Beneficiary for payment of the amount of such fees, taxes and other administrative expenses.
        Fees which remain outstanding after 60 days may be subject to a collection charge.

14. Resignation or Replacement of Custodian.
        (a) Upon 90 days prior written notice to the Custodian, Designated Beneficiary or Sponsor, as the case may be, may remove it from its office hereunder. Such notice, to be effective, shall designate a successor custodian and shall be accompanied by the successor's written acceptance. The Custodian also may, but is not required to, at any time resign upon 90 days prior written notice to Sponsor, whereupon Sponsor shall notify the Designated Beneficiary, and shall appoint a successor to the Custodian. In connection with its removal or resignation hereunder, the Custodian may, but is not required to, designate a successor custodian by written notice to the Designated Beneficiary or Sponsor, if neither the Sponsor nor Designated Beneficiary (or Death Beneficiary) designate a successor custodian, and the Designated Beneficiary or Sponsor will be deemed to have consented to such successor unless the Designated
        Beneficiary or Sponsor designates a different successor custodian and provides written notice thereof together with such different successor's written acceptance by such date as the Custodian specifies in its original notice to the Designated Beneficiary or Sponsor (provided that the Designated Beneficiary will have a minimum 30 days to designate a different successor).

        (b) The successor custodian shall be a bank, insured credit union, or other person satisfactory to the Secretary of the Treasury under Code Section 530(b)(1)(B). Upon receipt by Custodian of written acceptance by its successor of such successor's appointment, Custodian shall transfer and pay over to such successor the assets of the Custodial Account and all records (or copies thereof) of Custodian pertaining thereto, provided that the successor custodian agrees not to dispose of any such records without the Custodian's consent. Custodian is authorized, however, to reserve such sum of money or property as it may deem advisable for payment of all its fees, compensation, costs, and expenses, or for payment of any other liabilities constituting a charge on or against the assets of the Custodial Account or on or against the Custodian, with any balance of such reserve remaining after the payment of all such items to be paid over to the successor custodian.

        (c) No custodian shall be liable for the acts or omissions of its predecessor or its successor.

15. Applicable Code. References herein to the "Internal Revenue Code" or "Code" and sections thereof shall mean the same as amended from time to time, including successors to such sections.

16. Delivery of notices. Except where otherwise specifically required in this Agreement, any notice from Custodian to any person provided for in this Agreement shall be effective if sent by first-class mail to such person at that person's last address on the Custodian's records.

17. Exclusive benefit. Designated Beneficiary shall not have the right or power to anticipate any part of the Custodial Account or to sell, assign, transfer, pledge or hypothecate any part thereof. The Custodial Account shall not be liable for the debts of Designated Beneficiary or subject to any seizure, attachment, execution or other legal process in respect thereof except to the extent required by law. At no time shall it be possible for any part of the assets of the Custodial Account to be used for or diverted to purposes other than for the exclusive benefit of the Designated Beneficiary except to the extent required by law.

18. Applicable law/Interpretation. When accepted by the Custodian, this Agreement is accepted in and shall be construed and administered in accordance with the laws of the state where the principal office of the Custodian is located. Any action involving the Custodian brought by any other party must be brought in such state.

This Agreement is intended to qualify under Code Section
530 as an Education Savings Account and to entitle Designated Beneficiary to the tax benefits thereof, and if any provision hereof is subject to more than one interpretation or any term used herein is subject to more than one construction, such ambiguity shall be resolved in favor of that interpretation or construction which is consistent with that intent.


However, the Custodian shall not be responsible for whether or not such intentions are achieved through use of this Agreement, and Designated Beneficiary is referred to Designated Beneficiary's attorney for any such assurances.

19. Professional advice. Designated Beneficiary (or Depositor) should seek advice from Designated Beneficiary's (or Depositor's) attorney regarding the legal consequences (including but not limited to federal and state tax matters) of entering into this Agreement, making contributions to the Custodial Account, and ordering Custodian to make distributions from the Custodial Account. Designated Beneficiary (and Depositor) acknowledges that Custodian, Sponsor and Service Company (and any company associated therewith) are prohibited by law from rendering such advice.

20. Definition of written notice. If any provision of any document governing the Custodial Account provides for notice, instructions or other communication from one party to another in writing, to the extent provided for in the procedures of the Custodian, Service Company or another party, any such notice, instructions or other communications may be given by telephonic, computer, other electronic or other means, and the requirement for written notice will be deemed satisfied.

21. Governing documents. This Agreement and the Adoption Agreement signed by Designated Beneficiary or Depositor (as either may be amended) are the documents governing the Designated Beneficiary's Custodial Account. Articles I through IX are in the form promulgated by the Internal Revenue Service in Form 5305-EA for use in establishing and maintaining an Education Savings Account under Code Section 530. If the Internal Revenue Service amends such form, the Custodian will amend this Agreement accordingly, and the Designated Beneficiary specifically consents to such amendment in accordance with Section 10(b) hereof. In addition, if there is any change in the legal requirements applicable to Education Savings Accounts, pending the adoption by the Internal Revenue Service of a revised Form 5305-EA, the Custodial Account may be operated in accordance with such changed legal requirements, notwithstanding that such operation may be in conflict with the unrevised version of Form 5305-EA.

22. Representations by Depositor and/or Designated Beneficiary. The Depositor and/or Designated Beneficiary acknowledges that he or she has received and read the current prospectus for the Fund in which the Custodial Account is invested and the Education Savings Custodial Account Disclosure Statement related to the Custodial Account. The Depositor and Designated Beneficiary each represent under penalties of perjury that his or her Social Security number (or other Taxpayer Identification Number) as stated in the Adoption Agreement is correct.

INSTRUCTIONS & FORMS

How To Open A New Education Savings Account

To open a Northeast Investors Education Savings Account, the Depositor should complete and sign the enclosed Education Savings Account Adoption Agreement form. The Depositor should also check the box in Section V of the Custodial Agreement, if applicable. The Responsible Individual should also sign the Adoption Agreement, where indicated. Please make sure that sections 1 through 6 of the Adoption Agreement are completed, and that the Depositor and the Responsible Individual have signed in section 7.

Note: Generally, anyone who has reached the age of majority may be a Depositor (as long as the Depositor's modified adjusted gross income does not exceed the limits--see the Disclosure Statement), including the person who will be the Designated Beneficiary or the Responsible Individual. However, a Depositor . even if he or she has not attained the age of majority -- may establish an Education Savings Account for his or her own benefit.

The Designated Beneficiary must be an individual who is alive at the time the Education Savings Account is established (in other words, Education Savings Accounts cannot be established for children who are not yet born or for groups of individuals). If the Designated Beneficiary is a minor (this will usually be the case with a contributory Education Savings Account), a parent or guardian must be designated as Responsible Individual. If the Designated Beneficiary has reached the age of majority in his or her state of residence (usually this will be the case only with a rollover Education Savings
Account, although it could happen if the age of majority in the Designated Beneficiary's state residence is under 18 or if the Designated Beneficiary is a Special Needs Student). The Designated Beneficiary may also be designated as the Responsible Individual by checking the appropriate box on the Adoption Agreement.

Return the completed and signed Education Savings Account Adoption Agreement form along with either a check for the initial contribution.

A minimum of $500 is required to open an Education Savings Account. Anytime thereafter additional contributions may be made to the Northeast Investors Trust Education Savings Account by any Depositor, as long as the limits on contributions are not exceeded.

For further information regarding the contribution rules, please see page 4.

How To Open A Rollover Education Savings Account

The Responsible Individual may rollover or transfer all or part of an Education Savings Account to a Northeast Investors Trust Education Savings Account established for the benefit of the Designated Beneficiary of the original Education Savings Account or for a member of his or her family. For these purposes, members of the Designated Beneficiary's family include the following who are under 30 years old (or a Special Needs Student) at the time of the rollover or transfer: (a) the Designated Beneficiary's spouse, (b) the Designated Beneficiary's children and their descendants, stepchildren and their descendants, siblings and their children, parents, grandparents, stepparents, and spouses of all of these individuals, and (c) the Designated Beneficiary's first cousins.

Also, if the Depositor has elected on the Adoption Agreement to permit it, the Responsible Individual may simply designate another eligible member of the original Designated Beneficiary's family (as described above) to be the new Designated Beneficiary for the Education Savings Account.

To open a Rollover Education Savings Account, complete the Adoption Agreement, indicating that a Rollover Education Savings Account is being established.

For further information regarding rollovers, please see page 6.

SUMMARY:
1. For a new or rolled over Education Savings Account, complete the Adoption Agreement with sections 1 through 6 completed and section 7 signed by the Depositor and Responsible Individual. Check the box in Article V of the Custodial Agreement, if applicable.

2. For any contribution to be made by a direct transfer from the custodian of a pre-existing Education Savings Account, complete and return the Adoption Agreement and Direct Transfer to Education Savings Account Form. More forms are available from Northeast Investors Trust.

3. If the annual maintenance fee is being paid by check, a check in the amount of $10.00 should be enclosed for each Education Savings Account established.

4. ALL CHECKS SHOULD BE MADE PAYABLE TO: Northeast Investors Trust.

5. SEND ALL COMPLETED FORMS, CHECKS AND ANY OTHER CORRESPONDENCE TO:

                           Northeast Investors Trust
                                125 High Street
                                Boston, MA 02110
6. RETAIN A PHOTOCOPY OF THE COMPLETED FORM(S) FOR YOUR RECORDS.

                           NORTHEAST INVESTORS TRUST
                      EDUCATION SAVINGS ADOPTION AGREEMENT

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A

NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

What this means for you: When you open an account, we ask for your name, address, date of birth, social security number and other information that will allow us to identify you. Until you provide the requested information and we have verified your identity, we will be unable to open an account for you or to effect any transaction on your behalf.

1. Account Registration

Designated Beneficiary  Special Needs Student (check if applicable)

First Name Middle Initial Last Name

Social Security Number Date of Birth Daytime Telephone Number

Street Address Apartment or Box Number Evening Telephone Number

Mailing Address (if different from above)

City State Zip Code

E-mail address

Responsible Individual

Same as Designated Beneficiary (Do not complete this section.)

Parent information: Mother Father Guardian (If guardian, include proof of guardianship)

First Name Middle Initial Last Name

Social Security Number Date of Birth Daytime Telephone Number

Street Address Apartment or Box Number Evening Telephone Number

Mailing Address (if different from above)

City State Zip Code

E-mail address

Depositor  Corporate or Other Entity (check if applicable)

First Name Middle Initial Last Name

Social Security Number Date of Birth Daytime Telephone Number

Street Address Apartment or Box Number Evening Telephone Number

Mailing Address (if different from above)

City State Zip Code

E-mail address

2. Type and Amount of Investment

Please indicate the type of Education Savings Account contribution being made by checking the correct box and by writing the amount of the contribution which should be invested. All contribution checks should be made payable to Northeast Investors Trust. The minimum initial investment is $500.

Annual Contribution of $ for Tax Year
($2,000 maximum contribution per year.)

Rollover of another Education Savings Account of $
Rollover within 60 days after withdrawing from prior Education Savings Account. No other rollover from the prior Account or of same assets occurred with last 12 months. The Designated Beneficiary of this Account is under 30 or a Special Needs Student and is either the same person as of a family member (as defined by Section 529(e)(2)) of the Internal Revenue Code) of the designated beneficiary of the prior Education Savings Account.

Transfer of Education Savings Account of $

Complete, sign, and enclose the Direct Transfer to Education Savings Account
Form.

3. Death Beneficiary
Use this section to name a death beneficiary in the event the original Designated Beneficiary dies before the entire Account balance has been withdrawn. An alternate death beneficiary may also be named if desired. If a death beneficiary is not named for the Account, any amount remaining in the Account upon the original Designated Beneficiary's death will go to his or her estate. Consult a qualified professional for advice concerning any tax or estate planning consequences. See the Northeast Investors Trust Education Account Disclosure Statement for important information about naming a death beneficiary for the Account (including information about the circumstances in which the Account may continue to be maintained as an Education Savings Account for the benefit of the named death beneficiary). The Responsible Individual may change the death beneficiary named below at any time by filing a new form with the custodian. Any such later form will revoke all prior named death beneficiaries.

Primary Death Beneficiary:

Name (First, Middle Initial, Last) Social Security Number

Address

Relationship to original Designated Beneficiary Date of Birth

Alternate Death Beneficiary:

Name (First, Middle Initial, Last) Social Security Number

Address

Relationship to original Designated Beneficiary Date of Birth

4. Change Designated Beneficiary

Change the Designated Beneficiary of the existing Northeast Investors Trust

Education Savings Account. The existing Education Savings Account number is ______________________. The new Designated Beneficiary is the person specified in Part 1 of this Adoption Agreement Form. (Note: Available only if existing Education Savings Account permits change of Designated Beneficiary. New Designated Beneficiary must be under 30 or a Special Needs Student and must also be a family member, as defined in Code Section 529(3), or the prior Designated Beneficiary. The relationship of the new Designated Beneficiary to the prior Designated Beneficiary is _____________________.

5. Account Options (Depositor should check one or both if desired)
CONTROL OF ACCOUNT. Check this box (and the box in Article V of the Custodial Agreement) to provide that the Responsible Individual named in Section 1 will continue to serve as the "Responsible Individual" with power to control the investments and administration of the Account even after the Designated Beneficiary has attained the sage of majority. If this box is not checked, upon obtaining the age of majority, the Designated Beneficiary may notify the custodian that the Designated Beneficiary is assuming the power to control the investments and to administration of the Account. (If the box is checked, Responsible Individual's control shall terminate only after all of the assets of the Custodial Account have been distributed and the Account terminates.
Note: If the Responsible Individual dies or becomes incapacitated after the Designated Beneficiary reaches the age of majority, then the Designated Beneficiary shall become the Responsible Individual.)

NOTE: LEAVE THIS BOX BLANK IF YOU WANT THE DESIGNATED
BENEFICIARY TO HAVE THE RIGHT TO ASSUME CONTROL OF THE
ACCOUNT UPON REACHING THE AGE OF MAJORITY.

POWER TO CHANGE DESIGNATED BENEFICIARY. Check this box to provide that the Responsible Individual MAY NOT change the beneficiary designated for this Custodial Account to another member of the original Designated Beneficiary's family. Otherwise, the Responsible Individual will have the power to change the Account beneficiary to another member of the original Designated Beneficiary's family.

NOTE: LEAVE THIS BOX BLANK IF YOU WANT THE RESPONSIBLE INDIVIDUAL
TO HAVE THE POWER TO CHANGE THE DESIGNATED BENEFICIARY
FOR THE ACCOUNT.

6. Signatures and Certifications
The undersigned hereby establish with the Custodian this Northeast Investors Trust Education Savings Account (the "Account"). We agree that the Account will be governed by the terms of this Adoption Agreement and the State Street Bank and Trust Company Education Savings Account Custodial Agreement (which is incorporated by reference). The Account established hereunder is designated as an Education Savings Account under Internal Revenue Code Section 530 for the benefit of the Designated Beneficiary identified in Section 1 above.
We have received and read the Northeast Investors Trust Education Savings Account Disclosure Statement and the prospectus of the Northeast Investors Trust. We certify under penalties of perjury that the Social Security numbers provided above are correct, and that the other information provided in this Adoption Agreement is correct.

Further, the undersigned certify that: in the case of an annual contributions Education Savings Account, the Designated Beneficiary is less than 18 years old, or a Special Needs Student, and contributions made on the Designated Beneficiary's behalf to this and all other Education savings Accounts in a single tax year do not exceed $2,000; in the case of a Rollover Education savings Account, the Designated Beneficiary is less than 30 years old, or a Special Needs Student and all assets transferred are the same assets received in a distribution being rolled over, no rollover from the prior Education Savings Account and no rollover of the same assets being rolled over now has been made within the one-year period immediately preceding the rollover, and the distribution being rolled over was received within 60 days of making this rollover. The Designated Beneficiary identified in Section 1 above is either the person for whom the prior Education Savings Account was established or a family member of such person (within the meaning of Internal Revenue Code section 529(e)(2). The Depositor certifies that he or she is at least the age of majority in his or her state of residence (not applicable if Depositor and Designated Beneficiary are the same person), acknowledges receipt of the Custodial Account Agreement and Disclosure Statement at least seven (7) days before the date of signature (as indicated below), and acknowledges that no further right of revocation exists.

Responsible Individual's Signature Date

Depositor's Signature Date

Custodian Acceptance. State Street Bank and Trust Company will accept appointment as Custodian of the Depositor's Account. However, this Agreement is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated above will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Depositor's Account.
STATE STREET BANK AND TRUST COMPANY, CUSTODIAN


NORTHEAST INVESTORS TRUST DIRECT TRANSFER
TO EDUCATION SAVINGS ACCOUNT FORM

Instructions:

To transfer amounts in an existing Education Savings Account with another custodian or trustee, complete this form and send it to Northeast Investors Trust. If the transfer is to a new Northeast Investors Education Savings Account, please complete, sign and enclose a Northeast Investors Trust Education Savings Account Adoption Agreement.

To:
Name of Current Trustee/Custodian

Address

City State Zip

Name of Contact Person

Telephone Number

Re:

Name of Existing Education Savings Account's Designated Beneficiary/Student

Account Number Social Security Number

Name of Existing Education Savings Account's Responsible Individual

Responsible Individual's Address

City State Zip

Responsible Individual's Telephone Number

INSTRUCTIONS TO CURRENT TRUSTEE/CUSTODIAN
Please transfer the following amount from the Education Savings Account established for the benefit of the Designated Beneficiary identified in Part 2 (payee and address directions are at the bottom of this form) to the Education Savings Account with Northeast Investors Trust as follows:

Liquidate all assets and transfer the proceeds

Liquidate __________shares and transfer the proceeds

Transfer $__________

NORTHEAST INVESTORS EDUCATION SAVINGS ACCOUNT INFORMATION

The name of the Designated Beneficiary for a new Northeast Investors Trust Education Savings Account is:

Social Security Number Date of Birth

To transfer accounts to an existing Education Savings Account with Northeast Investors Trust, please indicate the account number:

CERTIFICATION AND SIGNATURE

The undersigned certifies that the Designated Beneficiary of the Northeast Investors Trust Education Savings Account is under age 30 or a Special Needs Student and is a family member (as defined in Code Section 529(e)(2)) of the Designated Beneficiary of the transferring Education Savings Account.

Signature of Responsible Individual Date

(of existing Education Savings Account)

(Please ask your present trustee or custodian if a signature guarantee is required.) If required, the following signature guarantee should be completed. Your signature may be guaranteed by a bank, a member of a stock exchange, or other eligible guarantor. Notarizations are not acceptable.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Office or other Authorized Signatory and Title

(Below Line for Bank Use)

State Street Bank and Trust Company, as (successor) custodian of the Education Savings Account established for the benefit of the Designated Beneficiary identified in Part 4 above, requests the direct transfer of assets as indicated above. The Northeast Investors Trust Education Savings Account meets the requirements of Code Section 530 and is qualified to receive the transfer requested above.

State Street Bank and Trust Company, Custodian

Date: By:

To Current Trustee/Custodian: Please return a copy of this form with your response. Make checks payable to Northeast Investors Trust. Address for checks, forms, etc.:

Northeast Investors Trust,
125 High Street
Boston, MA 02110.

If you have any questions please call 1-800-225-6704.

NORTHEAST INVESTORS TRUST
EDUCATION SAVINGS ACCOUNT WITHDRAWAL FORM
1. Designated Beneficiary Information

Designated Beneficiary's Name Designated Beneficiary's

Social Security Number

Responsible Individual's Name Responsible Individual's

Social Security Number

Education Savings Account Number

2. Type of Withdrawal

Qualified

Withdrawal

The amount of the withdrawal requested will not exceed the qualified education expenses of the Designated Beneficiary incurred in the year the withdrawal is made. Qualified education expenses include: (i) amounts contributed to a qualified state tuition program for the benefit of the Designated Beneficiary, (ii) qualified higher education expenses, and (iii) qualified elementary and secondary school expenses. Qualified education expenses are described in more detail in the Northeast Investors Trust Education Savings Account Disclosure Statement.

Caution: If the taxable amount withdrawn exceeds the Designated
Beneficiary's qualified education expenses in a year, the excess may be subject to taxation.

Disability The Designated Beneficiary is disabled. Under the IRS rules, "disabled" means unable to engage In any substantial gainful activity by reason of a medically determinable physical or mental Impairment which can be expected to be of long continued or indefinite duration or to result in death.

Death The Designated Beneficiary has died. IRS rules require distribution of the total account balance to the Designated Beneficiary's estate within 30 days of the Designated Beneficiary's death (unless there is a proper death beneficiary or unless the account is validly transferred to another Education Savings Account . see the Northeast Investors Trust Education Savings Account Disclosure Statement for more information and consult a qualified tax advisor.

Scholarship The amount of the withdrawal requested equals or is less than the amount of a scholarship or other tax-free education assistance the Designated Beneficiary receives during the year of the withdrawal.

Required The Designated Beneficiary has reached age 30. IRA rules require distribution of the total account balance within 30 days of the Designated Beneficiary's 30th birthday, unless the Designated Beneficiary is a Special Needs Student. (However, before the Designated Beneficiary's
30th birthday, the amount in the Account may be validly transferred to an Education Savings Account of another beneficiary who is a family member of the original Designated Beneficiary; see the Northeast
Investors Trust Education Savings Account Disclosure Statement for additional information and consult a qualified tax advisor.)

Non-Qualified
Withdrawal
None of the conditions above apply.

3. Method of Withdrawal (Check One):

Total Withdrawal (Account Termination)

Partial Withdrawal of $______________

We recommend that you carefully consider the amount needed to cover qualified education expenses in the year in which the withdrawal occurs and to consult with your tax advisor. Once you have determined the desired dollar amount of the withdrawal, submit a completed Education Savings Account Withdrawal Authorization Form to us.

4. Certification and Signature:
The undersigned, the Responsible Individual for this Account, authorizes the withdrawal specified above. The undersigned acknowledges that proper income tax reporting depends on the correct completion of this form and certifies that the box checked under Type of Withdrawal (above) is correct. The undersigned agrees to indemnify and hold harmless the custodian and its agents and service providers (including Northeast Investors Trust) from any expenses incurred if such information is not correct. The undersigned acknowledges that it is his/ her responsibility to calculate, report, and pay all taxes due with respect to the withdrawal specified above.

Responsible Individual** Date

** For redemptions in excess of $10,000, your signature must be guaranteed by a bank or trust company, securities broker or dealer, credit union, securities exchange or association, securities clearing agency or savings association. Notarizing or witnessing will not suffice. If required, the following signature guarantee should be completed. Your signature may be guaranteed by a bank, a member of a stock exchange, or other eligible guarantor. Notarizations are not acceptable.

Name of Bank or Firm

Signature of Authorized Officer or Signatory

Print name of Office or other Authorized Signatory and Title

Note: Please send this completed Northeast Investors Trust Education Savings Account Withdrawal

Form and any related documents to the following address:

Northeast Investors Trust
125 High Street
Boston, MA 02110

If you have any questions please call us at 1-800-225-6704.
RETAIN A PHOTOCOPY OF THE COMPLETED FORM FOR YOUR RECORDS.


NORTHEAST INVESTORS TRUST
PRIVACY POLICY NOTICE
Northeast Investors Trust (the "Trust") recognizes and respects the privacy of its shareholders and to that end is committed to safeguarding your personal information.

Why do we collect personal information? The Trust collects, retains and uses shareholder information for the purpose of administering its operations, providing shareholder service, and complying with legal and regulatory requirements.

How do we collect personal information? The Trust collects personal information during the account opening process. The Trust will collect and share (if necessary) name, street address, social security number and date of birth.
We make every effort to maintain the most up to date, complete and accurate shareholder and account information. If you believe any information is inaccurate please call us at 800-225-6704. We will investigate the problem, and if it is determined that the information is incorrect, we will take appropriate action quickly and according to industry practices and applicable law.

How does the Trust protect personal information? Shareholder information is accessible only by authorized individuals or as set forth below. Our employees are responsible to protect the confidentiality of shareholder information and are subject to appropriate disciplinary measures to enforce that responsibility.

The Trust maintains appropriate safeguards regarding shareholders information. This includes use of security procedures to prevent revealing shareholder information to inappropriate or unauthorized sources. These measures also include computer safeguards and secured files and buildings.

Does the Trust share personal information? We do not sell shareholder information to anyone, nor do we exchange or share shareholder information with outside organizations unless the third party is essential in administering our operations; this sharing is permitted by law and cannot be limited by shareholders. For example, we work with our custodian bank, State Street Bank & Trust Company, to assist in providing payments to shareholders. The Trust does not reveal specific information about shareholders or their accounts to unaffiliated third parties with the following exceptions:

1. If the shareholder requests it;

2. If the information is required by or allowed by law (for example, a subpoena or court order to produce records regarding the shareholder's account with the Trust). In such instances, information provided is limited to that required by the specific law;
3. If the information is required by a Trust auditor or examiner for the purpose of completing an audit or regulatory examination of the Trust;
4. To make available products or services to us, such as computer programming services, but excluding marketing activities, that are offered by a third party who is under agreement to provide these services. These companies or vendors must agree to respect the privacy of any shareholder information provided and will be authorized to use such information only to perform the services required by the Trust.

These policies also apply, to the extent applicable, to persons who visit our website and provide us with any personal information other than their name, address and general area of investment interest.